Jazz Pharmaceuticals plc

Proxy Statement and 2025 Annual Report

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2026 Proxy Statement

and Notice of Annual General Meeting of Shareholders

WHO WE ARE

We are a global biopharmaceutical company whose purpose is to innovate to transform the lives of patients and their families.

We are dedicated to developing life-changing medicines for people with rare disease—often with limited or no therapeutic options. We have a diverse portfolio of marketed medicines, including leading therapies addressing epilepsies, cancers and sleep disorders. Our patient-focused and science-driven approach powers pioneering research and development advancements across our robust pipeline of innovative therapeutics.

OUR VALUES

Our genuine desire to improve lives is rooted in our values of:



INTEGRITY   COLLABORATION   PASSION   INNOVATION   PURSUIT OF EXCELLENCE

2025 HIGHLIGHTS



$4.3B	$1.4B	~100
TOTAL REVENUES	NET CASH PROVIDED BY OPERATING ACTIVITIES	COUNTRIES SERVED
~2.8K	9	>35
EMPLOYEES WORLDWIDE	MEDICINES MARKETED	R & D PROGRAMS[1]

(1)   For more information about our pipeline, please visit www.jazzpharma.com under the section entitled "Pipeline" under "Science".

Notice of 2026 Annual General Meeting of Shareholders



DATE & TIME
Thursday, July 23, 2026
9:30 a.m. Local Time



LOCATION
Fifth Floor, Waterloo Exchange,
Waterloo Road, Dublin 4, Ireland



RECORD DATE
Close of business on
May 28, 2026

Dear Shareholder:

The 2026 annual general meeting of shareholders ("AGM") of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland, will be held on Thursday, July 23, 2026, at 9:30 a.m. local time at our corporate headquarters located at Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland, for the following purposes:

Proposal	Board Recommendation	Page
1 To elect by separate resolutions each of the three nominees for director named in our accompanying proxy statement to hold office until the 2029 annual meeting of shareholders.	**FOR each nominee named herein**	9
2 To ratify, on a non-binding advisory basis, the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2026 and to authorize, in a binding vote, our board of directors, acting through our audit committee, to determine the independent auditors' remuneration.	**FOR**	41
3 To approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in the accompanying proxy statement.	**FOR**	47
4 To grant our board of directors authority under Irish law to allot and issue ordinary shares.	**FOR**	97
5 As a special resolution, to grant our board of directors authority under Irish law to allot and issue ordinary shares for cash without first offering those ordinary shares to existing shareholders pursuant to the statutory pre-emption right that would otherwise apply.	**FOR**	101
6 To approve any motion to adjourn the AGM, or any adjournments thereof, to another time and place to solicit additional proxies if there are insufficient votes at the time of the AGM to approve either Proposal 4 or Proposal 5.	**FOR**	103
To conduct any other business properly brought before the AGM.		

The full text of these proposals is set forth in our accompanying proxy statement. Only shareholders of record of our Company at the close of business on the record date are eligible to vote at our AGM. A shareholder entitled to attend and vote at our AGM is entitled to appoint one or more proxies to attend, speak and vote instead of him or her at our AGM, using the proxy card provided (or the form of proxy contained in section 184 of the Irish Companies Act 2014) or using an electronic proxy card by telephone or via the internet in the manner described in our proxy statement. A proxy need not be a shareholder of record. During our AGM, management will also present, and our auditors will report to shareholders on, our Irish financial statements for the fiscal year ended December 31, 2025. We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the AGM and appointing a proxy under the "Questions and Answers" section of our proxy statement. Our proxy statement, our letter to shareholders, our Irish statutory financial statements and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are available at https://materials.proxyvote.com/G50871.

By order of our board of directors,

/s/ Aislinn Doody

Aislinn Doody, Company Secretary | Dublin, Ireland | June 8, 2026

Whether or not you expect to attend our AGM, please vote as soon as possible. Please see "Questions and Answers—How do I vote?" beginning on page 108 below. You may vote your shares:



BY TELEPHONE
1-800-690-6903

BY INTERNET
www.proxyvote.com

BY MAIL
Complete, sign & return proxy card

IN PERSON
Attend our AGM

If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by mailing your proxy card or voting instruction card in the envelope provided. Proxy cards must be received by July 22, 2026. Electronic proxy cards submitted via the internet or by telephone must be received by 11:59 p.m., U.S. Eastern Time, on July 22, 2026. It may not be possible to count proxy cards received after the relevant time towards voting. Proxy cards received will be forwarded to our registered office electronically before commencement of the AGM to comply with Irish law. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if the record holder of your ordinary shares is a broker, bank or other agent, and you wish to vote at our AGM, you must obtain a proxy issued in your name from that record holder.

Acronyms and Certain Defined Terms

Acronym	Meaning
2007 Directors Plan	Amended and Restated 2007 Non-Employee Directors Stock Award Plan
2011 Plan	2011 Equity Incentive Plan
2014 Act	Irish Companies Act 2014
2023 PSUs	PSUs granted to NEOs in 2023 for the 2023-2025 performance period
2024 PSUs	PSUs granted to NEOs in 2024 for the 2024-2026 performance period
2025 Annual Report on Form 10-K	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2025
2025 PSUs	PSUs granted to NEOs in 2025 for the 2025-2027 performance period
AGM	Annual General Meeting of Shareholders
Aon	Aon's Human Capital Solutions practice, a division of Aon plc
Audit Committee	Audit Committee of our Board
Azur Merger	On January 18, 2012, the businesses of Jazz Pharmaceuticals, Inc. and Azur Pharma, were combined in a merger transaction
Azur Pharma	Azur Pharma Public Limited Company
BlackRock	BlackRock, Inc.
Board	The Board of Directors of Jazz Pharmaceuticals plc
BTC	biliary tract cancer
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Chairperson	Chairperson of our Board
Chimerix Acquisition	our acquisition of Chimerix, Inc. on April 21, 2025
CIC	Change in control
CIC Plan	Amended and Restated Executive Change in Control and Severance Benefit Plan
CIC PSUs	PSUs granted to NEOs in 2023, 2024, 2025 that provide for vesting schedule adjustments or vesting acceleration benefits upon certain termination and change in control events
CISO	Chief Information and Security Officer
Clawback Policy	An Incentive Compensation Recoupment Policy
COBRA	Consolidated Omnibus Budget Reconciliation Act
Code	Internal Revenue Code
Compensation Committee	Compensation and Management Development Committee of our Board
Constitution	The Constitution of Jazz Pharmaceuticals plc
COO	Chief Operating Officer
CSRD	EU Corporate Sustainability Reporting Directive
CSSI	Corporate Sustainability and Social Impact
Director Compensation Policy	Non-Employee Director Compensation Policy
EC	Executive Committee
EGM	Extraordinary General Meeting
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ESPP	2007 Employee Stock Purchase Plan
ESRS	European Sustainability Reporting Standards

Acronym	Meaning
Exchange Act	Securities Exchange Act of 1934, as amended
FASB ASC 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation
FDA	U.S. Food and Drug Administration
GAAP	U.S. Generally Accepted Accounting Principles
GEA	gastroesophageal adenocarcinoma
GW 2020 Equity Incentive Plan	The GW 2020 Long-Term Incentive Plan, as amended from time to time
GW Acquisition	The acquisition in May 2021 of GW Pharmaceuticals plc by Jazz Pharmaceuticals plc
i-CARE	Our principles of Integrity, Compliance, Accountability, Respect and Ethics
IND	Investigational New Drug
LID	Lead Independent Director
KPMG	KPMG, Dublin, our registered public accounting firm
Nasdaq	The Nasdaq Stock Market LLC
NDA	New Drug Application
Nominating Committee	Nominating and Corporate Governance Committee of our Board
Notice	Notice of Internet Availability
NEOs	Named Executive Officers
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PEO	Principal Executive Officer
PSU	Performance-Based Restricted Stock Unit
RSUs	Restricted Stock Units
R&D	Research and Development
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Severance Plan	Executive Committee Severance Benefit Plan
SG&A	Selling, General and Administrative
sNDA	supplemental NDA
SMC	Science and Medicine Committee of our Board
Succession Committee	Succession Committee of our Board
Transaction Committee	Transaction Committee of our Board
TSR	Total Shareholder Return
U.S.	United States of America
USD	United States Dollar
Website	Our Company website, www.jazzpharmaceuticals.com

Table of Contents

INDEX OF FREQUENTLY REQUESTED INFORMATION

In this proxy statement, unless otherwise indicated or the context otherwise requires, all references to "Jazz Pharmaceuticals," "Jazz," "our Company," "we," "us" and "our" refer to Jazz Pharmaceuticals plc and its consolidated subsidiaries, except when the context makes clear that the time period being referenced is prior to January 18, 2012, in which case such terms are references to Jazz Pharmaceuticals, Inc. and its consolidated subsidiaries. In the Azur Merger, we became the parent company of and successor to Jazz Pharmaceuticals, Inc., with Jazz Pharmaceuticals, Inc. becoming our wholly owned subsidiary.

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Proxy Summary

FOR OUR 2026 AGM TO BE HELD ON JULY 23, 2026

General

PURPOSE OF OUR PROXY STATEMENT AND OTHER GENERAL INFORMATION

Our Board is soliciting proxies for use at our 2026 AGM. Our proxy statement contains important information for you to consider when deciding how to vote on the matters brought before our 2026 AGM. You should read our entire proxy statement carefully before voting. The Notice of our proxy materials, which include our proxy statement, our annual letter to shareholders and our 2025 Annual Report on Form 10-K, is first being mailed to shareholders on or about June 8, 2026. Our proxy materials are also available online at https://materials.proxyvote.com/ G50871. The specific proposals to be considered and acted upon at our 2026 AGM are summarized in the accompanying Notice of our 2026 AGM. Each proposal is described in more detail in our proxy statement.

This solicitation is made on behalf of our Board and all solicitation expenses, including costs of preparing, assembling and mailing proxy materials and notices, will be borne by us. We have also retained Alliance Advisors, LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $45,000 plus reimbursement of expenses. In addition to our proxy materials, our proxy solicitor, directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Our Board has set the close of business on May 28, 2026 as the record date for our 2026 AGM. Shareholders of record who own our ordinary shares on that date are entitled to vote at and attend our 2026 AGM. Each ordinary share is entitled to one vote. There were 62,817,628 of our ordinary shares outstanding and entitled to vote on the record date.

CALL TO SHAREHOLDERS:

We encourage all shareholders to enroll in e-delivery as a simpler, speedier and more cost effective way to receive proxy materials. Sign up here: www.proxyvote.com



Voting Roadmap



PROPOSAL 1	**Election of Directors**
	 **OUR BOARD RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE NAMED HEREIN.** See page 9


Bruce C. Cozadd


Heather Ann McSharry


Rick E Winningham

PROPOSAL 2	**Ratify the Appointment and Approve Remuneration of Auditor**
	OUR BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSAL. See page 41

Our Audit Committee has determined that it is in the best interests of our Company and its shareholders to continue to retain KPMG to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and we are seeking shareholder ratification of this on a non-binding advisory basis.

Our shareholders are also being asked to authorize our Board, acting through our Audit Committee, to determine KPMG's remuneration.

PROPOSAL 3	**Non-Binding Advisory Vote on Executive Compensation**
	OUR BOARD RECOMMENDS A VOTE "FOR THIS PROPOSAL. See page 47

We are asking you to approve, on a non-binding, advisory basis, the compensation for our NEOs, as disclosed in our proxy statement, commonly referred to as a "say-on-pay" vote.

PROPOSAL 4	**Board Authority to Allot and Issue Ordinary Shares**
	OUR BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSAL. See page 97

We are asking our shareholders to renew our authority granted to our Board at the 2021 AGM, to allot and issue up to the amount of shares that are already within our authorized share capital for an additional five years. The directors of an Irish public limited company must have specific authority from shareholders to issue shares (including rights to subscribe for or otherwise acquire any shares)—even shares which are part of the company's authorized but unissued share capital.





PROPOSAL

5

Board Authority to Allot and Issue Ordinary Shares for Cash Without First Offering Shares to Existing Shareholders

 **OUR BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**   See page 101

We are asking our shareholders to renew the authority granted to our Board at the 2025 AGM, to opt out of the pre-emption rights provision in the event of an issuance of shares for cash up to the amount of 20% of our issued ordinary share capital in the aggregate, for a period expiring on the date being 18 months from the passing of the resolution set forth in Proposal 5, unless otherwise varied, renewed or revoked.

PROPOSAL

6

Adjournment Proposal

 **OUR BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**   See page 103

We are asking our shareholders to vote on a proposal to approve any motion to adjourn the AGM, or any adjournments thereof, to another time and place to solicit additional proxies if there are insufficient votes at the time of the AGM to approve either Proposal 4 or Proposal 5.

Our Board

Name and Principal Position	Age	Director Since	Independent	Other Current Public Boards	Committee Membership			
					Audit Committee	Compensation Committee	Nominating Committee	SMC
2026 DIRECTOR NOMINEES								
Bruce C. Cozadd Chairperson, Jazz Pharmaceuticals plc	62	2003[1]		0				
Heather Ann McSharry Director, International Consolidated Airlines Group, S.A.	64	2013	✔	1	○		●	
Rick E Winningham Chief Executive Officer, Theravance Biopharma, Inc.	66	2010[1]	✔	1			○	○
CONTINUING DIRECTORS[2]								
Jennifer E. Cook Director, BridgeBio Pharma, Inc. and Denali Therapeutics Inc.	60	2020	✔	2		●		○
Patrick G. Enright Managing Director, Longitude Capital and Director, BioAge Labs, Inc., Vera Therapeutics, Inc., Veradermics, Inc. and Zenas BioPharma, Inc.	64	2009[1]	✔	4	○	○		
Renee D. Gala President and CEO, Jazz Pharmaceuticals plc and Director, Dexcom, Inc.	54	2025		1				
Laura J. Hamill Director, BB Biotech AG	61	2024	✔	1		○		
Patrick Kennedy Director, Jazz Pharmaceuticals plc	57	2024	✔	0	●			
Ted W. Love, M.D. Director, Gilead Sciences, Inc., Royalty Pharma plc, and Structure Therapeutics Inc.	67	2025	✔	3	○			○
Seamus C. Mulligan Director, Jazz Pharmaceuticals plc	65	2012	✔	0				○
Norbert G. Riedel, Ph.D. Chairperson, Eton Pharmaceuticals, Inc.	68	2013	✔	1			○	●
Mark D. Smith, M.D. Professor, University of California, San Francisco and Director, Phreesia, Inc. and Teladoc Health, Inc.	74	2020	✔	2			○	○

○ = Committee Member   ● = Committee Chair

(1) Includes service on the board of directors of Jazz Pharmaceuticals, Inc., our predecessor.

(2) Continuing directors do not include Anne O'Riordan, who notified us that she is not standing for re-election at the 2026 AGM. Her term of office as a director will expire at the 2026 AGM.



Director Skills, Experience and Background

Our Board is composed of individuals with a variety of qualifications, skills, experience, backgrounds and other factors which, when taken together, provide our Board with a rich mix of perspectives to guide and oversee our evolving strategy and the long-term interests of shareholders. In addition, we believe that it is important for our Board to be comprised of individuals with varied tenures to provide for both fresh perspectives and deep experience and knowledge of our Company.

Skills and Experiences	Cook	Cozadd	Enright	Gala	Hamill	Kennedy	Love	McSharry	Mulligan	O'Riordan [1]	Riedel	Smith	Winningham
Public Company Board Experience — Experience as a board member of a publicly-traded company	●	●	●	●	●	●	●	●	●	●	●	●	●
C-Suite/Management Experience — Experience as a C-suite officer or as a member of senior management of a large or growing business	●	●	●	●	●	●	●	●	●	●	●	●	●
Industry Expertise — Knowledge of the healthcare and biopharmaceutical industry, including, as applicable, science, manufacturing, regulatory compliance and payer dynamics	●	●	●	●	●	●	●	●	●	●	●		●
Financial Experience — Experience in positions requiring financial knowledge and analysis with expertise in the evaluation of a large or growing company's capital structure	●	●	●	●		●	●	●		●	●		●
Merger & Acquisition/Corporate Development — Experience or expertise in structuring financing and executing strategic acquisitions, partnerships, and other corporate development activities		●	●	●		●	●	●	●		●		●
Commercial Experience — Experience or expertise in cultivating a large or growing business's brand equity, the development and management of business relationships with customers and the process of reimbursement of pharmaceutical products	●	●	●	●	●	●	●	●	●		●		●
Scientific Research and Drug Development Experience — Relevant backgrounds in academia, clinical practice, science and technology and, in particular, the R&D of pharmaceutical products	●	●				●		●		●	●	●	●
International Perspective — Experience or expertise in the operation of complex multinational organizations	●	●	●	●	●	●	●	●	●	●	●		●
Public Policy and Regulation — Experience operating in a highly regulated industry, navigating governmental or public policy matters related to medicines and healthcare products		●	●	●		●	●	●			●	●	●
Human Capital — Experience leading larger teams with diverse functions and human capital management initiatives generally, including leadership development, succession planning, executive recruitment, oversight of corporate culture, workforce matters, and compensation	●	●	●	●	●	●	●	●		●	●	●	●

Indicates experience/expertise in subject matter.

(1) Ms. O'Riordan notified us that she is not standing for re-election at the 2026 AGM. Her term of office as a director will expire at the 2026 AGM.



Board Tenure[1]



4
0-3 YEARS

7
7+ YEARS

2
3-7 YEARS

(1) Includes Anne O'Riordan, who is not standing for re-election at the 2026 AGM. Her term of office as a director will expire at the 2026 AGM.

Board Evaluation

Our Board and its committees are committed to conducting a thorough annual self-evaluation. Outlined below is a self-evaluation cycle that we use as a guide. The scope and structure of our annual self-evaluation process was developed in conjunction with our Chairperson, LID, chair of our Nominating Committee, Chief Legal Officer and Company Secretary.

We periodically engage an independent third-party advisor experienced in corporate governance matters to facilitate a targeted assessment on certain strategic themes, and bring an outside perspective to, our annual self-evaluation process. Our Board engaged such an advisor in 2025. The third-party advisor ran a workshop with our Board, conducted individual interviews with each director and presented its findings to our Board at an executive session.

Prior to commencing a self-evaluation cycle, consideration is given to our corporate strategy and the qualifications, skills and experience of our Board required to achieve such strategy

YEAR 1

- 1:1 interviews are held with each director
- A memo is issued to our Board and its findings are discussed in executive session

YEAR 4

- 1:1 interviews are held with each director
- A memo is issued to our Board and its findings are discussed in executive session
- Our Nominating Committee reflects on the effectiveness of the cycle and any actions taken and turns its focus to the next cycle



4-YEAR SELF EVALUATION CYCLE

YEAR 2

- An internal survey for our Board and each Committee is prepared by our Corporate Governance team and the chair of our Nominating Committee, leveraging the findings from the prior year
- Raw survey data is shared with our Chairperson, LID and each committee chair
- Summary and key findings are shared with our Board and its Committees

YEAR 3

- External facilitation: targeted assessment on pre-agreed key strategic themes
- Third-party runs a workshop with our Board, conducts individual interviews with each director and presents its findings in executive session

Our Nominating Committee develops an action plan to address any key findings

Jazz Pharmaceuticals.

Board Refreshment

While we believe it is critical that our Board has the right mix of qualifications, skills and experience, we also recognize the benefit and importance of fresh perspectives and an orderly approach to board succession planning. Our Nominating Committee regularly reviews the composition of our Board and assesses the qualifications, skills and experience of our directors to ensure the composition of our Board continues to support our evolving strategy and the long-term interests of shareholders. In assessing whether to refresh our Board with new directors, the Nominating Committee also considers the tenure, capacity and contributions of the incumbent directors. Our board believes that a mix of long-, medium- and short-tenured directors promotes an appropriate balance of institutional knowledge and continuing with new skills and perspectives.

Our Board has an active Board refreshment program and has engaged in significant Board refreshment activities since 2024, considering candidates suggested by our Board and its committee members, senior management and external search firms, in order to further strengthen our Board's expertise in targeted areas of importance to our Company's strategy. The following directors have been added to our Board since 2024:



Patrick Kennedy
March 2024



Laura J. Hamill
July 2024



Renee D. Gala
August 2025



Ted W. Love, M.D.
December 2025

All nominees for election to our Board, including new candidates and nominees for re-election, shall be approved by a majority of our Board upon recommendation of our Nominating Committee. Our Board delegates the responsibility for identifying, reviewing and evaluating new directors and nominees for re-election and related activities to our Nominating Committee (including conducting appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates), with the expectation that other members of our Board and management will take part in the process as appropriate. Each director and nominee for director should possess the following minimum qualifications: (i) the highest personal integrity and ethics; (ii) broad experience at the policy-making level in business, government, education, science or public interest entities; (iii) a commitment to enhancing shareholder value and our Company's long-term growth; and (iv) sufficient time to carry out his or her duties. An invitation to join our Board should be extended by our Chairperson or our LID on behalf of our Board.

Director Re-Nominations

In determining whether to recommend a re-nomination of an incumbent director for election at the next AGM, our Nominating Committee also considers these additional factors:

- the importance of board refreshment;

- the extent to which the director's skills, experience and qualifications continue to contribute to the Board's effectiveness;

- the results of our Board's self-evaluation process;

- the director's performance quality;

- the other time commitments of directors;

- any relationships or transactions that might affect the director's independence;

- attendance and level of participation at Board and committee meetings and the AGM; and

- shareholder feedback, including the support received at the last annual meeting of shareholders.

Director Term Limits and Mandatory Retirement Age

Our Board does not believe that establishing term limits or a mandatory retirement age would be in the best interests of our Company or its shareholders as a mandatory retirement age may result in losing the contribution of directors who over time have developed increasing insight into our Company and its operations and provide a valuable contribution to our Company and our Board. As an alternative to term limits and a mandatory retirement age, our Board and Nominating Committee strives to ensure that we maintain our commitment to board refreshment and enhancing effectiveness, and that the composition of our Board reflects the needs of our Company.

Process for Shareholders to Recommend Director Nominees

Our Nominating Committee considers director candidates recommended by shareholders on a case-by-case basis, as appropriate. Shareholders wishing to recommend individuals for consideration by our Nominating Committee may do so by delivering a written recommendation to our Company Secretary at Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland with the candidate's name, biographical data and qualifications and a document indicating the candidate's willingness to serve if elected. Our Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate was recommended by a shareholder or not. To date, our Nominating Committee has not received any such nominations for our 2026 AGM, nor has it rejected a director nominee from a shareholder or shareholders.

Director Commitments

Our Corporate Governance Guidelines provide that our directors may not serve on more than five public company boards of directors (including our Board), and directors who are chief executive officers of a public company, may not serve on the boards of more than three public company boards of directors (including our Board). All our directors are currently in compliance with our Corporate Governance Guidelines.

Our Board, acting alone or through our Nominating Committee, reviews whether each director continues to have sufficient time and attention to meet the responsibilities of Board membership, which includes an annual review of the director's service on boards and board committees of other companies, and the continued appropriateness of the director's Board membership under the specific circumstances. We monitor our directors' time commitments throughout the year. Directors are also required to seek prior approval from our Chairperson, LID and chair of our Nominating Committee before accepting an invitation to serve on any additional board of directors. In addition, service on boards and board committees of other companies should be consistent with our Company's conflict of interest policies.

Our Nominating Committee reviews our overboarding policy as part of its annual review of our Corporate Governance Guidelines. We also review the overboarding policies of our institutional shareholders on an ongoing basis, as appropriate, and discuss such policies during shareholder engagements.



Election of Directors

After evaluating the above factors and any additional relevant factors, our Nominating Committee recommended and our Board approved the following three Class III director nominees for election at our 2026 AGM: **Bruce C. Cozadd**, **Heather Ann McSharry** and **Rick E Winningham**. As required under Irish law and our Constitution, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast with respect to each director nominee. If elected, each director will hold office for a three-year term, until the 2029 AGM and until his or her successor has been elected and qualified, or, if sooner, until his or her death, resignation, retirement, disqualification or removal.

Each nominee listed below is currently a director of our Company and was previously elected by our shareholders at our 2023 AGM.

Our Board currently has 13 members and there are no vacancies. On May 25, 2026, Anne O'Riordan notified us that she would not stand for re-election to our Board upon the completion of her current term. Ms. O'Riordan is a Class III director whose current term expires at our 2026 AGM. As a result, our Board will reduce to 12 members effective immediately prior to the conclusion of our 2026 AGM. Consistent with the Board's commitment to ongoing board refreshment and board effectiveness, the Board will continue to evaluate its composition to facilitate orderly succession.



OUR BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH DIRECTOR NOMINEE NAMED BELOW:

- **Bruce C. Cozadd**
- **Heather Ann McSharry**
- **Rick E Winningham**

Each nominee has consented to being named as a nominee in our proxy statement and has agreed to serve if elected. We have no reason to believe that any nominee will be unable to serve. If any nominee becomes unavailable for election as a result of an unexpected occurrence, the proxy holders will vote your proxy for the election of any substitute nominee as may be proposed by our Nominating Committee.

Under our Constitution, if, at any AGM, the number of directors is reduced below the minimum prescribed by our Board pursuant to our Constitution due to the failure of any director nominee to receive the affirmative vote of a majority of the votes cast, then in those circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each such director would remain a director (subject to the provisions of the 2014 Act and our Constitution) only until the conclusion of the next AGM unless he or she is re-elected at such time.

The following includes a brief biography of each director nominee and each of our other directors as of June 8, 2026.

Our 2026 Director Nominees



Bruce C. Cozadd

CHAIRPERSON

AGE: 62

DIRECTOR SINCE: 2003*

COMMITTEES: None

OTHER CURRENT PUBLIC BOARDS: None

BACKGROUND:

Bruce C. Cozadd serves as our Chairperson and previously served as our CEO from the closing of the Azur Merger in January 2012 until August 11, 2025, following which he served in a transition role through September 14, 2025, and subsequently retired. Following his retirement, Mr. Cozadd continues to serve as our Chairperson, providing us with ongoing leadership and strategic guidance. Mr. Cozadd co-founded Jazz Pharmaceuticals, Inc. and served from 2003 until 2009, as Jazz Pharmaceuticals, Inc.'s Executive Chairperson and as a member of its board of directors and, from 2009 until the Azur Merger, served as CEO. From 1991 until 2001, he held various positions with ALZA Corporation, a pharmaceutical company acquired by Johnson & Johnson, including as Executive Vice President and COO, with responsibility for R&D, manufacturing and sales and marketing. Previously at ALZA Corporation, he held the roles of CFO and Vice President, Corporate Planning and Analysis. From February 2022 until May 2025, Mr. Cozadd served on the board of directors, and as Chairperson from February 2023 until May 2025, of ACELYRIN, Inc., a late-stage clinical biopharma company that merged with Alumis Inc. in May 2025. He also serves on the board of The Nueva School. He holds a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

REASONS FOR NOMINATION:

Mr. Cozadd's extensive leadership experience having served as co-founder and our CEO for over 15 years, brings to our Board a deep and comprehensive knowledge of our business, as well as shareholder-focused insight into effectively executing our strategy and business plans to maximize shareholder value.

KEY SKILLS:

        

*   Includes service on the board of directors of Jazz Pharmaceuticals, Inc., our predecessor.



Heather Ann McSharry

INDEPENDENT DIRECTOR

AGE: 64

DIRECTOR SINCE: 2013

COMMITTEES:

Nominating Committee (Chair)

Audit Committee

Transaction Committee

OTHER CURRENT PUBLIC BOARDS:

International Airlines Group, S.A.

BACKGROUND:

Heather Ann McSharry has served as a member of our Board since May 2013 and was appointed as chair of our Nominating Committee in August 2017. Ms. McSharry has served as a non-executive director on the board of directors of International Consolidated Airlines Group, S.A. since 2020 and as Senior Independent Director of International Consolidated Airlines Group, S.A. since June 2022. From 2006 to 2009, Ms. McSharry was Managing Director Ireland of Reckitt Benckiser, a multinational health, home and hygiene consumer products company. From 1989 to 2006, she held various positions at Boots Healthcare, a global consumer healthcare company, most recently as Managing Director of Boots Healthcare Ireland Limited. Ms. McSharry served on the boards of directors of the Bank of Ireland from 2007 to 2011, the Industrial Development Agency in Ireland from 2010 to 2014, Uniphar plc from 2019 to 2020, CRH plc from 2012 to 2021 and Greencore Group plc from 2013 to 2021. Ms. McSharry holds a BComm and a MBS degree from University College Dublin.

REASONS FOR NOMINATION:

Ms. McSharry brings to our Board over 30 years of experience in multiple international industries, as well as expertise in crisis management, risk oversight and financial services relevant to our business.

KEY SKILLS:

        





Rick E Winningham

INDEPENDENT DIRECTOR

AGE: 66

DIRECTOR SINCE: 2010*

COMMITTEES:
Nominating Committee
SMC

OTHER CURRENT PUBLIC BOARDS:
Theravance BioPharma, Inc.

BACKGROUND:

Rick E Winningham served as a member of our Board since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2010 until the closing of the Azur Merger. In May 2014, Mr. Winningham was appointed as LID of our Board. Mr. Winningham serves on the board of directors of Theravance Biopharma, Inc., a biopharmaceutical company, having served as its Chairperson from July 2013 to October 2024. He has served as CEO of Theravance Biopharma, Inc. since its spin-off from Theravance, Inc. (now Innoviva, Inc.) in June 2014. From October 2001 to August 2014, Mr. Winningham served as CEO of Theravance, Inc., where he also served as Chairperson of the board of directors from April 2010 to October 2014. From 1997 to 2001, he served as President of Bristol-Myers Squibb Oncology/Immunology Therapeutics Network and, from 2000 to 2001, as President of Global Marketing. Mr. Winningham is a member of Biotechnology Innovation Organization's board of directors. He is also cofounder of and strategic advisor to Praxis Bioresearch. He has served as a member of the board of directors of Rivus Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company, since February 2024. He previously served as a member of the board of directors of Retrotope, Inc., a private biotechnology company focused on cell degeneration, from February 2021 to January 2022 and OncoMed Pharmaceuticals, Inc. from June 2015 until the company's merger with Mereo BioPharma Group plc in April 2019. He also served as a member of the board of directors of the California Healthcare Institute from November 2011 to March 2015 and served as its Chairperson from January 2014 until the California Healthcare Institute merged with Bay Area Bioscience Association to become the California Life Sciences Association in March 2015. Mr. Winningham served on the board of directors of California Life Sciences Association from March 2015 to July 2023, and served as its Chairperson from March 2015 until November 2015. Mr. Winningham holds an M.B.A. from Texas Christian University and a B.S. from Southern Illinois University.

REASONS FOR NOMINATION:

Mr. Winningham brings to our Board experience in senior management positions in the pharmaceuticals industry providing significant industry knowledge and operational and management expertise, along with a deep knowledge of global marketing, commercialization and market access.

KEY SKILLS:

         

* Includes service on the board of directors of Jazz Pharmaceuticals, Inc., our predecessor.

 **OUR BOARD RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE NAMED ABOVE.**

Directors Continuing in Office(1)



Jennifer E. Cook

INDEPENDENT DIRECTOR

AGE: 60

DIRECTOR SINCE: 2020

DIRECTOR CLASS: II

TERM EXPIRATION: 2028

COMMITTEES:

Compensation Committee (Chair)
SMC

OTHER CURRENT PUBLIC BOARDS:

BridgeBio Pharma, Inc.
Denali Therapeutics, Inc.

BACKGROUND:

Jennifer E. Cook has served as a member of our Board since December 2020 and was appointed chair of our Compensation Committee in April 2022. Ms. Cook serves as a non-executive director on the boards of directors of two other publicly-held companies, Denali Therapeutics Inc. and BridgeBio Pharma, Inc., both biotechnology companies. Ms. Cook founded Jennifer Cook Consulting, a consulting company, and has served as Principal since July 2019. From January 2018 to June 2019, Ms. Cook was the CEO at GRAIL, Inc., a privately-held early cancer detection diagnostic company. Prior to that, Ms. Cook worked at Roche Pharmaceuticals/Genentech, a global biotechnology company, for 25 years, where she held a number of senior management positions covering the full lifecycle of product development and commercialization. From 2010 to 2013, she oversaw Genentech's U.S. Immunology and Ophthalmology Business Unit, and from 2013 to 2016, she led Roche's European commercial business. She also served as Roche's Global Head of Clinical Operations throughout 2017. In 2016, Ms. Cook was recognized as Woman of the Year by the Healthcare Businesswoman's Association. Ms. Cook holds a B.A. in Human Biology and a M.S. in Biology from Stanford University and an M.B.A. from the Haas School of Business at University of California, Berkeley.

REASONS FOR SERVICE ON OUR BOARD:

Ms. Cook brings to our Board over 30 years of biopharmaceutical experience with significant C-suite, global product development and commercialization expertise, with a focus on transformative growth.

KEY SKILLS:

      

---

(1) Continuing directors does not include Anne O'Riordan who notified us that she is not standing for re-election at the 2026 AGM. Her term of office as a director will expire at the 2026 AGM.





Patrick G. Enright

INDEPENDENT DIRECTOR

AGE: 64

DIRECTOR SINCE: 2009*

DIRECTOR CLASS: II

TERM EXPIRATION: 2028

COMMITTEES:

Audit Committee

Compensation Committee

OTHER CURRENT PUBLIC BOARDS:

BioAge Labs Inc

Vera Therapeutics, Inc.

Veradermics, Inc.

Zenas Biopharma, Inc.

BACKGROUND:

Patrick G. Enright has served as a member of our Board since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2009 until the closing of the Azur Merger. Mr. Enright co-founded Longitude Capital, a healthcare focused venture capital firm, where he has served as a Managing Director since 2006. Mr. Enright currently serves on the boards of directors of Vera Therapeutics, Inc., BioAge Labs, Inc., Veradermics, Inc. and Zenas BioPharma, Inc., all public biotechnology companies, as well as several privately held healthcare companies. From 2002 to 2007, Mr. Enright was a Managing Director of Pequot Ventures (now known as FirstMark Capital), a venture capital firm, where he co-led the life sciences investment practice. Mr. Enright also has significant life sciences operations experience including holding senior executive positions at Valentis, Boehringer Mannheim GmbH (acquired by Roche) and Sandoz AG. Mr. Enright previously served on the boards of directors of over twenty companies, including, Aptinyx Inc., from 2016 to 2022, Aimmune Therapeutics, Inc. from 2013 until its acquisition by Nestlé in 2020, Vaxcyte, Inc. from 2015 to 2020, and Corcept Therapeutics Incorporated from 2008 to 2017. Mr. Enright holds a B.S. in Biological Sciences from Stanford University and an M.B.A. from the Wharton School of the University of Pennsylvania.

REASONS FOR SERVICE ON OUR BOARD:

Based on his experience serving on the boards of several clinical-stage biotechnology companies and his investment experience in the life sciences industry, Mr. Enright brings to our Board operating experience and financial expertise in the life sciences industry.

KEY SKILLS:

         

*   Includes service on the board of directors of Jazz Pharmaceuticals, Inc., our predecessor.



Renee D. Gala

PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

AGE: 54

DIRECTOR SINCE: 2025

DIRECTOR CLASS: I

TERM EXPIRATION: 2027

COMMITTEES: None

OTHER CURRENT PUBLIC BOARDS:

Dexcom, Inc.

BACKGROUND:

Renee D. Gala has served as a member of our Board and President and CEO since August 2025. Previously, Ms. Gala was our President and COO from October 2023, where she oversaw Jazz's global business operations, which include commercial, medical, research and development, technical operations and quality, as well as corporate strategy; Ms. Gala joined Jazz as Executive Vice President and CFO in March 2020. From January to June 2019, Ms. Gala served as the CFO of GRAIL, Inc., a private healthcare company focused on the early detection of cancer. Prior to that, from December 2014 to January 2019, she served as Senior Vice President and CFO of Theravance Biopharma, Inc., a biopharmaceutical company, following its spin-out from Theravance, Inc. (now Innoviva, Inc.). Ms. Gala joined Theravance in 2006 and held various roles in the finance organization before leading the company's spin-out transaction. Prior to that, Ms. Gala served in various roles in global treasury, pharmaceutical sales and corporate strategy/business development at Eli Lilly and Company, a global pharmaceutical company, from 2001 to 2006. Before joining Eli Lilly and Company, Ms. Gala spent seven years in the energy industry in positions focused on corporate finance, project finance, and mergers and acquisitions. Ms. Gala currently serves on the board of Dexcom, Inc., a healthcare company, and has previously served on the board of directors of multiple biotech companies, including Gyroscope Therapeutics (acquired by Novartis), Corcept Therapeutics and Gossamer Bio, Inc. Ms. Gala holds a B.S. in Mathematics from Vanderbilt University and an M.B.A. from Columbia Business School.

REASONS FOR SERVICE ON OUR BOARD:

Ms. Gala brings to our Board more than 30 years of experience across finance, strategy, corporate development and commercialization.

KEY SKILLS:

        



Laura J. Hamill

INDEPENDENT DIRECTOR

AGE: 61

DIRECTOR SINCE: 2024

DIRECTOR CLASS: I

TERM EXPIRATION: 2027

COMMITTEES:

Compensation Committee

OTHER CURRENT PUBLIC BOARDS:

BB Biotech AG

BACKGROUND:

Laura J. Hamill has served as a member of our Board since July 2024. Ms. Hamill currently serves on the board of directors of BB Biotech AG, a publicly-held Swiss- based investment fund since March 2022. Ms. Hamill also serves on the board of directors of Unchained Labs, LLC, a privately held life sciences tools company and is a consultant for Launch Therapeutics, Inc., which is part of the healthcare investment group of Carlyle. Ms. Hamill previously served on the boards of directors of biopharmaceutical companies Acceleron Pharma Inc. from September 2020 to December 2021, AnaptysBio, Inc. from September 2019 to June 2023, Pardes Biosciences, Inc. from July 2021 to July 2023, Scilex Holding Company from November 2022 to August 2023 and Y-mAbs Therapeutics, Inc. from June 2020 to September 2025. Ms. Hamill held the position of Executive Vice President, Worldwide Commercial Operations, for Gilead Sciences, Inc., a biopharmaceutical company, and served in various executive management positions at Amgen Inc., a global biotechnology company, culminating in her role as Senior Vice President, U.S. Commercial Operations. She has extensive experience living and working overseas. Ms. Hamill holds a degree in Business Administration with an emphasis in Marketing from the University of Arizona.

REASONS FOR SERVICE ON OUR BOARD:

Ms. Hamill brings over 35 years of commercial expertise in the biopharmaceutical industry to our board of directors, having held a variety of executive leadership positions in the U.S. and internationally.

KEY SKILLS:

     

Jazz Pharmaceuticals.



Patrick Kennedy

INDEPENDENT DIRECTOR

AGE: 57

DIRECTOR SINCE: 2024

DIRECTOR CLASS: I

TERM EXPIRATION: 2027

COMMITTEES:

Audit Committee (Chair)

Transaction Committee

OTHER CURRENT PUBLIC BOARDS: None

BACKGROUND:

Patrick Kennedy has served as a member of our Board since March 2024 and was appointed chair of our Audit Committee in August 2024. Mr. Kennedy served on the board of directors of the Bank of Ireland from 2010 to 2024, and served as its Governor and Chairman from 2018 to 2024. Previously, Mr. Kennedy was the CEO of Paddy Power plc (now a part of Flutter Entertainment plc), a leading Irish brand, for nine years ending in 2014. Additionally, Mr. Kennedy was previously CFO of Greencore Group plc, and held prior roles with KPMG Corporate Finance and McKinsey & Company. Mr. Kennedy served as a non-executive director of Elan Corporation plc, a biotechnology company, and of online retailer ASOS plc. He is currently also the chair and non-executive director of CarTrawler, a B2B technology platform for car rental and mobility solutions, and the Honorary Treasurer of the Irish Rugby Football Union. He holds a BComm degree (Banking & Finance) and a Post Graduate Diploma in Accountancy from University College Dublin. Mr. Kennedy also holds a Post Graduate Diploma in Statistics from Trinity College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland.

REASONS FOR SERVICE ON OUR BOARD:

Mr. Kennedy brings to our Board over 30 years of experience including extensive financial and operating expertise in managing dynamic, high growth-oriented companies.

KEY SKILLS:

        



Ted W. Love, M.D.

INDEPENDENT DIRECTOR

AGE: 67

DIRECTOR SINCE: 2025

DIRECTOR CLASS: I

TERM EXPIRATION: 2027

COMMITTEES:

Audit Committee

SMC

OTHER CURRENT PUBLIC BOARDS:

Gilead Sciences, Inc.

Royalty Pharma plc

Structure Therapeutics Inc.

BACKGROUND:

Ted W. Love has served as a member of our Board since December 2025. Dr. Love served as president and CEO of Global Blood Therapeutics, Inc., a global biopharmaceutical company, from 2014 until its acquisition by Pfizer Inc. in 2023. Previously, Dr. Love served as Executive Vice President of R&D and technical operations at Onyx Pharmaceuticals, Inc., a pharmaceutical company, and President, CEO/chairman of Nuvelo, Inc., a biopharmaceutical company. Dr. Love began his biotechnology career at Genentech, Inc., a global biotechnology company, where he held several management positions. Dr. Love currently serves on the boards of biopharmaceutical companies Gilead Sciences, Inc., Royalty Pharma plc, and Structure Therapeutics Inc., and is the immediate past chair of the Biotechnology Innovation Organization board of directors. He earned a B.A. in molecular biology from Haverford College and his medical degree from Yale Medical School, followed by a residency in internal medicine and a fellowship in cardiology at Massachusetts General Hospital.

REASONS FOR SERVICE ON OUR BOARD:

Dr. Love brings to our Board more than 30 years of biopharmaceutical leadership with deep expertise in drug development, commercialization, and public policy.

KEY SKILLS:

         





Seamus C. Mulligan

INDEPENDENT DIRECTOR

AGE: 65

DIRECTOR SINCE: 2012

DIRECTOR CLASS: II

TERM EXPIRATION: 2028

COMMITTEES:
SMC
Transaction Committee (Chair)

OTHER CURRENT PUBLIC BOARDS: None

BACKGROUND:

Seamus Mulligan has served as a member of our Board since the closing of the Azur Merger in January 2012. Mr. Mulligan was a founder and principal investor of Azur Pharma and was Azur Pharma's Chairperson and CEO as well as being a member of its board of directors from 2005 until January 2012. Mr. Mulligan also served as our Chief Business Officer, International Business Development from January 2012 until February 2013. Between 2014 and 2018, Mr. Mulligan served as Chairperson and CEO of Adapt Pharma Limited, a specialty pharmaceutical company, until it was acquired in October 2018 by Emergent BioSolutions Inc., a multinational specialty biopharmaceutical company. Mr. Mulligan acted as a Consultant to Emergent BioSolutions Inc. from October 2018 to March 2019, when he was appointed to its board of directors on which he served until his resignation from the board in May 2020. From 2006 to 2017, Mr. Mulligan served as Executive Chairperson of Circ Pharma Limited and its subsidiaries, a pharmaceutical development stage group. From 1984 until 2004, Mr. Mulligan held various positions with Elan Corporation plc, a pharmaceutical company, most recently as Executive Vice President, Business and Corporate Development, and prior to that position, held the roles of President of Elan Pharmaceutical Technologies, the drug delivery division of Elan Corporation plc, Executive Vice President, Pharmaceutical Operations, Vice President, U.S. Operations and Vice President, Product Development. Mr. Mulligan served as a member of the board of directors of the U.S. National Pharmaceutical Council until 2004. Mr. Mulligan holds a B.Sc. (Pharm) and M.Sc. from Trinity College Dublin.

REASONS FOR SERVICE ON OUR BOARD:

As a founder of Adapt Pharma Limited and Azur Pharma, and a pharmaceutical industry executive, Mr. Mulligan brings to our Board an expertise in business development and over 40 years of experience in the pharmaceutical industry.

KEY SKILLS:

     





Norbert G. Riedel, Ph.D.

INDEPENDENT DIRECTOR

AGE: 68

DIRECTOR SINCE: 2013

DIRECTOR CLASS: II

TERM EXPIRATION: 2028

COMMITTEES:

SMC (Chair)

Nominating Committee

OTHER CURRENT PUBLIC BOARDS:

Eton Pharmaceuticals, Inc.

BACKGROUND:

Norbert G. Riedel, Ph.D. has served as a member of our Board since May 2013 and was appointed chair of our SMC in April 2022. Dr. Riedel currently serves as Chairperson of the board of Eton Pharmaceuticals, Inc., a publicly-held, commercial-stage pharmaceutical company and previously served on the board of Alcyone Therapeutics, Inc., a privately-held clinical-stage biotechnology company. Dr. Riedel also currently serves on the boards of directors of Knoa Pharmaceuticals LLC, Angitia Biopharmaceuticals, Inc. and Atsena Therapeutics, Inc., all privately-held clinical-stage biopharmaceutical companies. Dr. Riedel also serves on the boards of directors of Atlas Clinical Research, a privately held clinical research organization and Illinois Biotechnology Industry Organization, a non-profit organization. He is a member of the Austrian Academy of Sciences and is an Adjunct Professor at Boston University School of Medicine and an Adjunct Professor of Medicine at Northwestern University's Feinberg School of Medicine. Dr. Riedel served as Executive Chairperson of Aptinyx Inc. from January 2022 to May 2023, as CEO from September 2015 to December 2021 and as President from September 2015 to December 2020. Aptinyx Inc. was a biopharmaceutical company spun out of its predecessor company, Naurex, Inc., where Dr. Riedel served as CEO and President from January 2014 to September 2015. From 2001 to 2013, he served as Corporate Vice President and Chief Scientific Officer of Baxter International Inc., a diversified healthcare company, where from 1998 to 2001, he also served as President and General Manager of the recombinant therapeutic proteins business unit and Vice President of R&D of the bioscience business unit. From 1996 to 1998, Dr. Riedel served as head of worldwide biotechnology and worldwide core research functions at Hoechst-Marion Roussel, now Sanofi, a global pharmaceutical company. Dr. Riedel served on the board of directors of Cerevel Therapeutics Holdings, Inc., a biopharmaceutical company, from October 2020 until it was acquired in August 2024 and on the board of directors of Ariad Pharmaceuticals, Inc., an oncology company, from May 2011 until the company was acquired in February 2017. Dr. Riedel holds a Diploma in biochemistry and a Ph.D. in biochemistry from the University of Frankfurt.

REASONS FOR SERVICE ON OUR BOARD:

Dr. Riedel brings over 30 years of experience in the biotechnology and pharmaceutical industries to our Board with significant scientific, drug discovery and development, and commercial expertise. Dr. Riedel also leverages this pharmaceutical research experience in his position as chairperson of our SMC.

KEY SKILLS:

         





Mark D. Smith, M.D.

INDEPENDENT DIRECTOR

AGE: 74

DIRECTOR SINCE: 2020

DIRECTOR CLASS: I

TERM EXPIRATION: 2027

COMMITTEES:

Nominating Committee

SMC

OTHER CURRENT PUBLIC BOARDS:

Phreesia, Inc.

Teladoc Health, Inc.

BACKGROUND:

Mark D. Smith, M.D. has served as a member of our Board since December 2020. Dr. Smith is a practicing physician and professor of clinical medicine at the University of California at San Francisco, where he has served since 1994. He also serves as a non-executive director on the boards of directors of two other publicly-held companies, Teladoc Health, Inc., a telemedicine and virtual healthcare company, and Phreesia, Inc., a healthcare software company. Dr. Smith also serves on the board of directors of Prealize Health, a privately-held predictive healthcare analytics company. From 1996 to 2013, Dr. Smith was the founding President and CEO of the California HealthCare Foundation, an independent non-profit philanthropy organization. From 1991 to 1996, he served as Executive Vice President at the Henry J. Kaiser Family Foundation. Dr. Smith holds a B.A. from Harvard College, an M.D. from the University of North Carolina at Chapel Hill and an M.B.A. from The Wharton School at the University of Pennsylvania.

REASONS FOR SERVICE ON OUR BOARD:

Dr. Smith brings to our board of directors an impressive background that marries the worlds of active medical practice and business development. A practicing physician and professor, Dr. Smith also has experience working for a variety of health focused companies both public and private. Dr. Smith has a deep understanding of the trends in public policy and future trends in healthcare delivery systems in the U.S.

KEY SKILLS:

    

Jazz Pharmaceuticals

Director Compensation

Director Compensation Policy

Overview of Director Compensation

The members of our Board play a critical role in guiding our strategic direction and overseeing our management. The market for highly qualified and experienced directors for large public companies is competitive given the demanding nature of the role, the significant responsibilities, and the associated time commitment and risks.

Given these factors, it is essential for us to provide a competitive compensation program for our non-employee directors. Our non-employee directors receive a combination of annual cash retainers and annual equity awards. The equity grants made pursuant to our Director Compensation Policy are granted under the 2007 Directors Plan. Our Director Compensation Policy was originally approved by our Board in 2013 and has subsequently been amended most recently in October 2025.

Our Compensation Committee reviews our non-employee director compensation program annually with Aon and recommends any appropriate changes to our Board for their consideration and approval. The review includes a comparison of our program to the programs of the same peer group companies used for executive compensation decision-making, recent trends in director compensation and related corporate governance best practices.

Limit on Director Compensation

In any case, the aggregate value of all compensation granted or paid, as applicable, to any non-employee director with respect to any period commencing on the date of our AGM for a particular year and ending on the day immediately prior to the date of our AGM for the subsequent year, including equity awards granted and cash fees paid by us to the non-employee director, will not exceed (i) $750,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the Board during that same period, $1,350,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Cash Compensation

Pursuant to our Director Compensation Policy, each non-employee director was entitled to receive the following cash compensation on a quarterly basis, as applicable, for 2025:

Director Positions	Annual Cash Compensation
All Independent Directors	$75,000
LID (in addition to Independent Director membership retainer)	$50,000
Chair of the Board	$100,000
Audit Committee Member	$15,000
Audit Committee Chair (in addition to committee membership retainer)	$25,000
Compensation Committee Member	$12,500
Compensation Committee Chair (in addition to committee membership retainer)	$25,000
Nominating Committee Member	$10,000
Nominating Committee Chair (in addition to committee membership retainer)	$20,000



Director Positions	Annual Cash Compensation
SMC Member	$12,500
SMC Chair (in addition to committee membership retainer)	$25,000
Transaction Committee Member	$2,500 per meeting, up to $10,000
Transaction Committee Chair (in addition to committee membership retainer)	$5,000 per meeting, up to $20,000 per year

The additional cash compensation described above for the non-employee director's service on our committees other than our Transaction Committee is paid in four equal quarterly installments, earned upon the completion of service each calendar quarter. The additional cash compensation for the non-employee director's service on our Transaction Committee is paid in four quarterly installments, earned upon the completion of services each calendar quarter.

Equity Awards

Each individual who is a non-employee director on the date of our AGM and continuing as a non-employee director following our AGM will receive an automatic annual grant in the form of an RSU having a target grant date value of $400,000, or an automatic continuing annual grant. Each person who is elected or appointed to be a non-employee director for the first time other than at our AGM and is entitled to receive an automatic annual grant in the form of an RSU having a target grant date value of $400,000, prorated based on the number of days from the date of election or appointment until the date of the first anniversary of the prior AGM, or an automatic prorated annual grant. The actual share amounts underlying each annual grant are determined by dividing the target grant date value by our Company's 30-day average share price ending on the grant date.

The grant date of automatic continuing annual grants is the date of our AGM and the grant date of automatic prorated annual grants is the second trading day following the filing date of our next quarterly or annual report filed under the Exchange Act that occurs after the date the director first joined our Board. Each automatic continuing annual grant vests in full on the first anniversary of our AGM in the year an award is granted and each automatic prorated annual grant vests in full on the first anniversary of our AGM held prior to the director's initial election or appointment, subject in each case to the non-employee director's continuous service through such dates. However, if a non-employee director does not stand for reelection at our AGM in the year in which his or her term expires or otherwise resigns effective at our AGM and, in either case, the non-employee director's continuous service terminates at such meeting, then effective as of the date of such meeting, any unvested portion of the annual grant will become vested in full. The other terms and conditions applicable to equity awards made to our non-employee directors are included below under the heading "*Equity Compensation Plans.*"

Travel and Other Reasonable Expenses

In addition, our non-employee directors are reimbursed for travel and other reasonable expenses incurred in attending our Board or committee meetings, as are our employees who serve as directors. If any reimbursement payment is subject to tax imposed by the Irish Revenue Commissioners, each non-employee director is also entitled to a tax equalization payment in order to allow them to retain the full reimbursement payment. There were no such tax equalization payments made to any of our non-employee directors with respect to any reimbursement payments in 2025.

Directors Continuing Education

In furtherance of our ongoing commitment to the continuing education of our directors, our Nominating Committee adopted a policy for the reimbursement of director continuing education. Under this policy, we will pay or reimburse each director for enrollment fees and reasonable expenses incurred in connection with attending and participating each year in one director continuing education program and in one healthcare industry continuing education program, each sponsored by an outside provider.



Share Ownership Guidelines for Directors

We maintain share ownership guidelines for our non-employee directors which require each non-employee director to own a number of our Company's ordinary shares with a value equal to five times his or her annual cash retainer within five years of first becoming subject to the guidelines. As of April 1, 2026, each non-employee director was in compliance with his or her share ownership requirement under the applicable guidelines, except for Dr. Love, who joined our Board in December 2025, and, accordingly, must achieve the guideline by the last day of the fiscal year in which his fifth year anniversary occurs.

Equity Compensation Plans

The 2007 Directors Plan, which was initially adopted by the Jazz Pharmaceuticals, Inc. board of directors and approved by the Jazz Pharmaceuticals, Inc. stockholders in connection with its initial public offering, was continued and assumed by us upon the consummation of the Azur Merger. Equity awards under our Director Compensation Policy described above are granted under the 2007 Directors Plan.

With respect to options granted under the 2007 Directors Plan, if a non-employee director's service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as our employee, director or consultant or that of any of our affiliates, ceases for any reason other than disability or death, or after any 12-month period following a CIC, the optionee may exercise any vested options for a period of three months following the cessation of service. If such optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise the option for a period of 12 months in the event of disability, and 18 months in the event of death. With respect to options granted under the 2007 Directors Plan, if such optionee's service terminates within 12 months following a specified CIC transaction, the optionee may exercise any vested portion of the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

With respect to RSU awards granted under the 2007 Directors Plan, if a non-employee director's service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as our employee, director or consultant or that of any of our affiliates, ceases for any reason, any RSU awards that were unvested as of the date of such termination generally will be forfeited. RSU awards granted pursuant to our Director Compensation Policy are also subject to potential acceleration, as described above under the heading, "*Director Compensation Policy—Equity Awards.*"

In the event of certain significant corporate transactions (which generally have a meaning similar to "corporate transaction" under the 2011 Plan), all outstanding awards under the 2007 Directors Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such awards, then (a) with respect to any such awards that are held by participants then performing services for us or our affiliates, the vesting and exercisability of such awards will be accelerated in full and such awards will be terminated if not exercised (if applicable) prior to the effective date of the corporate transaction and (b) all other outstanding awards will terminate if not exercised prior to the effective date of the corporate transaction. Our Board may also provide that the holder of an outstanding award not assumed in the corporate transaction will surrender such award in exchange for a payment equal to the excess of (i) the value of the property that the holder would have received upon exercise of the award, over (ii) the exercise price otherwise payable in connection with the exercise. In addition, the vesting and exercisability of awards under the 2007 Directors Plan held by non-employee directors who are either required to resign their position as a condition of a specified CIC transaction (which generally has a similar meaning as a "CIC" under the 2011 Plan) or are removed from their position in connection with such a CIC will be accelerated in full.

2025 Equity Grants

In accordance with our Director Compensation Policy, we made automatic annual grants to each of our non-employee directors as a result of their continuing on our Board through our 2025 AGM, which grants consisted of an RSU award covering 3,507 ordinary shares. All RSUs granted to non-employee directors during 2025 were granted under the 2007 Directors Plan.



Director Compensation Table

The following table sets forth certain information with respect to the compensation of all of our non-employee directors for the fiscal year ended December 31, 2025.

Ms. Gala, our President, CEO and Director, and Mr. Cozadd, our former CEO and current Chairperson, are not listed in the following table because they were NEOs in 2025. Ms. Gala's and Mr. Cozadd's compensation is described under "*Executive Compensation.*" Mr. Cozadd's compensation for his service as a non-employee director in 2025 is included in the Summary Compensation Table. Ms. Gala received no additional compensation for serving on our Board in 2025.

Director Compensation for Fiscal 2025

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Jennifer E. Cook	127,500	393,064	520,564
Patrick G. Enright	102,500	393,064	495,564
Laura J. Hamill	87,500	393,064	480,564
Patrick Kennedy	110,000	393,064	503,064
Ted W. Love M.D.[4]	8,542	—	8,542
Heather Ann McSharry	135,000	393,064	528,064
Seamus C. Mulligan	107,500	393,064	500,564
Kenneth W. O'Keefe[5]	82,846	393,064	475,910
Anne O'Riordan	102,500	393,064	495,564
Norbert G. Riedel, Ph.D.	125,000	393,064	518,064
Mark D. Smith, M.D.	97,500	393,064	490,564
Rick E Winningham	162,500	393,064	555,564

Note: Amounts may not total due to rounding.

(1)   The dollar amounts in this column represent each non-employee director's actual cash compensation earned for board services in 2025, which is equal to the aggregate of $75,000 per year for service as a member of the board (prorated for any partial year of service) plus supplemental amounts for his or her service on one or more board committees, and for Mr. Winningham, for service as LID. Each non-employee director's cash compensation was earned and payable in four quarterly installments (except for any such cash paid for service on the transaction committee), as further described above. Fees paid to each of Ms. McSharry, Ms. O'Riordan, Mr. Mulligan and Mr. Kennedy were paid in European Currency (Euros). The conversion to U.S. dollars was calculated based on the average exchange rate for each quarter as reported by the OANDA Corporation.

(2)   The dollar amounts in this column reflect the grant date fair value of RSU awards made on August 7, 2025, computed in accordance with FASB ASC 718. The grant date fair value of each RSU award is measured based on the closing price of our ordinary shares on the date of grant. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the non-employee directors.

(3)   The aggregate number of shares subject to outstanding stock options and RSU awards held by the non-employee directors listed in the table above as of December 31, 2025 was as follows: 15,305 stock options and 3,507 RSUs for Mr. Enright; 22,135 stock options for Mr. O'Keefe; 22,135 stock options and 3,507 RSUs for each of Mr. Mulligan and Mr. Winningham, and Dr. Riedel; 6,475 stock options and 3,507 RSUs for each of Ms. Cook and Dr. Smith; 18,670 stock options and 3,507 RSUs for Ms. O'Riordan; 18,720 stock options and 3,507 RSUs for Ms. McSharry; and 3,507 RSUs for each of Ms. Hamill and Mr. Kennedy.

(4)   Dr. Love was elected to our Board effective as of December 1, 2025.

(5)   Mr. O'Keefe retired from our Board effective as of December 1, 2025. In connection with his retirement and in recognition of his service, our Board approved an amendment to his RSU award originally granted on August 7, 2025 to allow a pro-rated portion of such award to vest on December 1, 2025; the remainder of the award was cancelled for no value.



Corporate Governance

Overview

Our Company is committed to governance policies and practices that serve the best interests of our Company and enhance shareholder value over the long term. As a part of this commitment, our Board has adopted Corporate Governance Guidelines, committee charters and a Code of Conduct and Ethics which, together with our Constitution, form the governance framework of our Company and assist our Board in the exercise of its responsibilities. Our key corporate governance documents, including our Corporate Governance Guidelines and Code of Conduct and Ethics, can be found on our Website.

Our Nominating Committee is responsible for overseeing our adherence to the corporate governance standards and compliance with our key corporate governance documents. Our Nominating Committee annually reviews and refines, where necessary, our Company's overall corporate governance principles, procedures and practices, and reports to our Board on the effectiveness of the corporate governance framework and any recommendations it may have in connection therewith.

The highlights of our corporate governance practices include the following:

BOARD AND GOVERNANCE PRACTICES

- 11 out of 13 current directors are independent
- An engaged LID with clearly delineated duties
- Standing Board committees comprised solely of independent directors
- Regular executive sessions of independent directors
- Commitment to a board of directors exhibiting a diversity of skills, experience, background and perspectives
- Active Board refreshment
- New director orientation and continuing director education
- Board access to senior management and independent advisors
- Robust Corporate Governance Guidelines and committee charters
- Oversight of risk is the responsibility of our Board with specific risks designated to certain committees
- Annual board and committee self-evaluations and periodic use of a third party to facilitate the evaluation
- Robust director overboarding policy
- Share ownership guidelines for directors and executive officers

ALIGNMENT WITH SHAREHOLDER INTERESTS

- Active shareholder engagement program with independent director participation
- Our shareholders holding 10% or more of our total voting rights may call EGMs
- Anti-hedging/pledging policy
- No shareholder rights plan, or poison pill, in place
- Annual Say-on-Pay Vote
- Clawback Policy

COMPENSATION PRACTICES

- Annual Say-on-Pay Vote
- Annual use of equity awards with performance-based vesting
- Our Compensation Committee engages an independent compensation consultant



Board Composition

Our Board currently has 13 members and there are no vacancies. The size of our Board may vary as provided by resolution of our Board adopted in accordance with our Constitution. Our Board, along with our Nominating Committee periodically reviews the appropriate size of our Board.

Our Board is divided into three classes, designated Class I, Class II and Class III, that serve staggered three-year terms. Our Nominating Committee continues to believe that this structure is appropriate for us and remains in the best interests of our Company and its shareholders. In particular, our Nominating Committee believes that the classified board structure:

- promotes stability and continuity, allowing our Board and management to remain focused on our long-term strategy and value generation for our shareholders;

- preserves the skillset present on our Board and allows for the development of its directors' institutional knowledge, which is particularly important in our industry, given the multi-year life cycles of our product development programs; and

- enhances director independence by decreasing pressures from special interest groups that might have short-term agendas contrary to the long-term interests of our shareholders.

While we recognize that some shareholders may see this structure as creating an entrenchment risk, we believe this risk is mitigated by the statutory right of shareholders of an Irish incorporated company to remove directors and replace any board vacancies created by such removal under Irish law.

Our Board's leadership structure provides for a Chairperson selected by the members of the Board, and a LID where the Chairperson is non-independent. Our independent directors elect our LID upon the recommendation of the Nominating Committee, as described in our Corporate Governance Guidelines. Our Board believes that having a LID helps ensure the effective independent functioning of the Board in its oversight responsibilities. Our Board periodically reviews its leadership structure, including the Chairperson and LID roles, to ensure that the structure continues to promote the appropriate exercise of independent judgment by our Board.

Vacancies on our Board, including a vacancy that results from an increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the directors then in office, provided that a quorum is present at the relevant board meeting. A director elected by our Board to fill a vacancy in a class will serve for the remainder of the full term of that class and until the director's successor is elected and qualified, or, if sooner, until his or her death, resignation, retirement, disqualification or removal. Under our Constitution, if the number of directors is increased, directors are apportioned among the classes to maintain the number of directors in each class as nearly equal as possible, or as our Chairperson may otherwise direct.

Board Leadership Structure

Chairperson of our Board

CURRENT CHAIRPERSON:



Bruce C. Cozadd

Mr. Cozadd currently serves as our Chairperson and previously served as our CEO from the closing of the Azur Merger in January 2012 until August 11, 2025, following which he served in a transition role through September 14, 2025, and subsequently retired. Following his retirement, Mr. Cozadd continues to serve as our Chairperson, providing our Company with ongoing leadership and strategic guidance.

Mr. Cozadd's wealth of commercial industry experience, together with his unique knowledge of our business, means he is well positioned to serve as our Chairperson.

Jazz Pharmaceuticals.

Lead Independent Director

CURRENT LID:



Rick E Winningham

Mr. Winningham currently serves as our LID. As outlined in our Corporate Governance Guidelines, our LID is responsible for:

- presiding at all meetings of our Board at which our Chairperson is not present;

- serving as the principal liaison between the independent directors and our Chairperson;

- coordinating the activities of the independent directors, including developing agendas for and presiding at executive sessions of the independent directors;

- advising our Chairperson on our Board and committee agendas, meeting schedules and information provided to other directors;

- discussing the results of the CEO's performance evaluation with the chair of our Compensation Committee; and

- calling meetings of the independent directors of our Board, where necessary.

In addition, Mr. Winningham attends meetings of committees where he is not a member to remain informed. He regularly communicates with our Chairperson and CEO on matters involving our Company, seeks input from other independent directors relating to significant developments affecting our Company between regular board meetings and attends certain meetings involving strategic portfolio and/or scientific reviews. Mr. Winningham also makes himself available for direct communication with significant shareholders as necessary.

Independence of our Board

The Nasdaq listing rules require that a majority of the members of a listed company's board of directors qualify as "independent," as affirmatively determined by our Board.

At least annually, our Nominating Committee consults with counsel to ensure that our Board's determinations are consistent with the applicable Nasdaq and SEC rules and regulations regarding the definition of "independent".

Following a review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, our Board has affirmatively determined that all of our current directors, are independent directors within the meaning of the applicable Nasdaq listing standards, except that Ms. Gala, our President, CEO and Director, and Mr. Cozadd, our Chairperson and former CEO, are not independent by virtue of Ms. Gala's employment with our company and Mr. Cozadd's previous employment with our Company, which ended in September 2025. In addition, our Board has determined that each member of our Audit Committee, Compensation Committee and Nominating Committee meets the applicable Nasdaq and SEC rules and regulations regarding "independence" and that each member is free of any relationship that would impair their individual exercise of independent judgment regarding our Company. Our Board had previously determined that Kenneth W. O'Keefe, who retired from our Board in December 2025, was an "independent director" as defined under the applicable Nasdaq rules.

Board Management and Oversight

The primary duties of our Board are to provide counseling and oversight of the business and affairs of our Company, provide direction to the management of our Company in the interests, and for the benefit, of our Company's shareholders and to seek to enhance shareholder value. In performing their duties, the directors are required to exercise their business judgment in the best interests of our Company in accordance with applicable law.

BOARD RESPONSIBILITIES HIGHLIGHTS

- Selecting and electing our CEO;

- Annually evaluating the performance of our CEO, and, upon the recommendation of our Compensation Committee, approving the compensation and other terms of employment of the CEO;

- Acting through the authority delegated to our Compensation Committee, conferring with our CEO regarding the performance of all other executive officers of our Company (other than our CEO), determining the compensation arrangements for all such other executive officers (other than for our CEO);

- Acting through the authority delegated to our Compensation Committee, periodically reviewing, together with our CEO, succession planning and management development;

- Reviewing and, where appropriate, approving our Company's major financial objectives, strategic and operating plans and actions;

- Overseeing the conduct of our Company's business to monitor whether our business is being appropriately managed, including specifically with respect to ERM;

- Acting through authority delegated to our Audit Committee, overseeing the processes for maintaining the integrity of our Company with regard to its financial statements and other public disclosures, including its ESG-related disclosures, and compliance with our Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to our Code of Conduct and Ethics, as it relates to our Company's financial statements, accounting practices, and independent registered public accounting firm or auditors for the purpose of preparing or issuing an audit report or performing audit services; and

- Acting through authority delegated to our Nominating Committee, overseeing our Company's adherence to our corporate governance standards and compliance with our key corporate governance documents, including our Corporate Governance Guidelines and our Code of Conduct and Ethics and compliance with our Company's programs and policies designed to ensure adherence to applicable laws and rules, in each case other than as related to our Company's financial statements, accounting practices and auditors, as well as overseeing our Company's ESG program and strategy and our Company's compliance, ethics and privacy programs.

Our Board has delegated to our CEO, working with our other executive officers, the authority and responsibility for managing the business of our Company in a manner consistent with the standards and practices of our Company, and in accordance with any specific plans, instructions or directions of our Board. Our CEO and management are responsible for seeking the advice and, in appropriate situations, the approval of our Board with respect to extraordinary actions to be undertaken by our Company.

Oversight of Corporate Strategy

Our Board plays a crucial role in overseeing our long-term corporate strategy, approving strategic plans, monitoring performance with key metrics, allocating resources effectively, and making informed investment decisions. By promoting innovation and adaptability, our Board strives to ensure that our Company remains agile and competitive in a dynamic market environment.



Oversight of Risk

Acting as a full Board and through its four standing committees, our Board provides oversight of risk management including, financial, operational, business, intellectual property, information technology (including cybersecurity), public policy, reputational risk, governance and compliance. Our Board has delegated oversight of certain risks to its committees, each of which regularly reports to our Board on their risk management oversight activities. Management also regularly report to our Board with updates on certain key risks and legal matters.

 **Audit Committee**	Our Audit Committee is responsible for overseeing our financial reporting process on behalf of our Board and reviewing with management and our auditors, as appropriate, our major financial risk exposures and the steps taken by management to monitor and control these exposures. Our Audit Committee helps oversee our cybersecurity risk management processes, including oversight of risks from cybersecurity threats. Our Audit Committee receives quarterly updates on information security developments, cybersecurity incidents and the steps taken by management to monitor and mitigate risk exposures in these areas.
 **Compensation Committee**	Our Compensation Committee approves compensation of executive officers and all material compensation plans and reviews our compensation practices to ensure that they do not encourage excessive risk taking and provide appropriate incentives for meeting both short-term and long-term objectives and increasing shareholder value over time. Our Compensation Committee also works with our Board to oversee matters related to talent and culture including human capital programs and policies regarding management development, talent planning, and employee engagement, as well as human capital management, which includes reviewing workforce trends, executive succession plans and talent risk and maintaining compensation objectives and corporate policies that appropriately incentivize creating and maintaining a positive workplace and corporate culture.
 **Nominating Committee**	Our Nominating Committee oversees our risk management other than those risks concerning our major financial, business or cybersecurity risk exposures or risks related to our compensation programs and policies, on behalf of our Board. Our Nominating Committee has oversight responsibility over our CSSI program and strategy and compliance and ethics program. Additionally, our Nominating Committee maintains oversight over our ERM program, which is a comprehensive framework designed to identify, assess, prepare for and mitigate risks that may affect our Company.
 **SMC**	Our SMC is responsible for overseeing research, development and technology initiatives. Our SMC also discusses significant emerging trends, issues and risks in science and technology and considers the potential impact these may have on us.

Oversight of Cybersecurity

Our Board addresses our cybersecurity risk management as part of its general oversight function. Our Audit Committee helps oversee our cybersecurity risk management processes, including oversight of risks from cybersecurity threats.

Our Information Security Governance Committee (which is composed of our CISO, Chief Digital Officer, Chief Legal Officer, CFO and Chief Ethics & Compliance Officers) and our Audit Committee receive various reports from our CISO and Chief Digital Officer. The CISO (or their designee) reports to our Audit Committee on cybersecurity risk on at least a quarterly basis. Written reports and presentation materials regarding cybersecurity risk provided to our Audit Committee are made available to our Board and they can discuss the materials and cybersecurity risk with our Audit Committee members. Our internal audit team oversees internal controls implemented by us under our information security program.

Our information security program is implemented and maintained by certain of our management, including the CISO, Chief Digital Officer and other members of our Information Security Governance Committee.

The Information Security Governance Committee helps assess and manage our cybersecurity risks and monitor the effectiveness of our information security program and risk management. Management, including those serving on our Information Security Governance Committee, is responsible for hiring appropriate cybersecurity personnel, helping to integrate cybersecurity considerations into our overall risk management strategy, providing appropriate resources for cybersecurity risk management, and communicating key priorities to relevant personnel. Our cybersecurity incident response plan includes processes designed to escalate certain cybersecurity incidents that cause a significant impact to our Company, to members of the Information Governance Security Committee and certain members of executive management depending on the circumstances. In addition, our incident response plan includes reporting to our Audit Committee for certain cybersecurity incidents, including those that have potentially had a material impact on us.

Oversight of Compliance

Our Chief Ethics and Compliance Officer, who reports to our Chief Legal Officer and has direct access to our CEO and our Board, is responsible for designing and implementing our compliance program, managing the Ethics and Compliance team and compliance program elements.

Our Board oversees matters related to compliance requirements and our compliance program generally, including: the adequacy of resources dedicated to the compliance function; the identification and handling of instances of non-compliance; and the overall effectiveness of the design and implementation of the compliance program. Our Nominating Committee has responsibility for review and oversight of matters related to compliance with U.S. federal health care program requirements. Our Nominating Committee meets at least quarterly with the Chief Ethics and Compliance Officer to review our compliance program and annually adopt a resolution summarizing its review and oversight of our Company's compliance with U.S. federal health care program requirements. Our Board meets regularly with our Chief Ethics and Compliance Officer.

Oversight of CSSI

Our Board oversees the strategy for addressing ESG-related risks and opportunities significant to us and our shareholders. Certain committees of our Board oversee ESG matters across our business operations in the areas that align with their respective responsibilities.



CSSI Commitment

Our values, underpinned by strong corporate governance, social responsibility and environmental stewardship anchor our corporate strategy and make up key elements of our vision to deliver on our commitment to generate positive outcomes for patients, employees, shareholders, and other stakeholders. The pillars of our CSSI strategy are Patients, People, Community and Planet. We recognize the critical importance of these CSSI pillars in achieving our near and long-term business objectives.

CSSI Governance Structure

BOARD OVERSIGHT	MANAGEMENT ROLES	STRATEGY & EXECUTION ROLES
Nominating Committee Oversees development and implementation of CSSI strategy **Audit Committee** Oversees processes for maintaining the integrity of ESG-related disclosures	**CEO, Chief Legal Officer and CFO** Provides managerial oversight and direction relative to the scope and implementation of CSSI strategy **EC Sponsors** Accountable for CSSI strategy development, execution and updates	**CSSI Strategy Team** Leads CSSI strategy development, implementation and reporting **CSSI Pillar Leaders** Leads Impact Area activities; ensures validity of CSSI reports; accountable for delivery of CSSI initiatives **ESG Disclosure Team** Reports data externally; provides validity assessment and sign-off

2025 CSSI Summary

In 2025, we made significant strides in preparing for upcoming sustainability reporting regulations, including advancing our reporting mechanisms to meet the requirements of the CSRD. Our Company completed a CSRD double materiality assessment with an external advisor designed to identify our required disclosures. We also conducted gap assessments and remediations aligned with the ESRS to support our Company's readiness for CSRD reporting in 2027. We continue to integrate these results into our broader CSSI strategy, ERM, and reporting.

Jazz Pharmaceuticals

2025 CSSI Pillars Highlights

PATIENTS	PEOPLE	COMMUNITY	PLANET
• Continued process for including patient insights into patient facing materials • Formed the GEA Patient Advisory Steering Committee to provide input on materials, resources and business decisions related to GEA • Provided Patient assistance programs for eligible patients who cannot afford them and offered early access to products for those with high unmet medical needs	• Continued enhancement of scientific and clinical capabilities • Built deeper capabilities in artificial intelligence and broadened responsible use • Held first-ever, global company-wide Jazz Wellbeing Week • 39% employees active in employee resource teams	• Corporate giving initiatives supporting approximately 80 organizations supporting patients and caregivers, health equity, education and scientific development • Employees volunteered over 870 hours of service with Life Science Cares who combats poverty and improve lives through support for basic needs, education, and job skills	• Completed a Scope 1 and 2 greenhouse gas emissions inventory and established a target to reduce Scope 1 and 2 greenhouse gas emissions • Completed the transition to 100% renewable electricity at key sites • 7 labs certified under My Green Lab Certification program • ISO 14001 and ISO 45001 certification at all internal manufacturing sites

Sustainability Reporting

For more information about our CSSI program and our sustainability performance and data for 2025, we encourage you to read our 2025 CSSI Report, which will be available on our Website the end of June 2026. This report will reference the Global Reporting Initiative Standards and aligns with the Task Force on Climate-related Financial Disclosures framework and Sustainability Accounting Standards Board Biotechnology & Pharmaceuticals Standards.

Board Operations

During fiscal 2025, our Board met seven times. Each of our directors attended at least 75% of the total number of meetings of our Board and the total number of all meetings of committees on which such director served, in each case during the periods in which they served.

Our directors are typically invited to and often participate in the meetings of our four standing committees, except for certain sessions that are exclusive to committee members. Our directors can only vote at meetings of the committees to which they are appointed.

Executive Sessions

Our Board considers regular executive sessions, where independent directors meet without management, as a crucial aspect of effective and independent oversight. As required under applicable Nasdaq listing standards, in 2025, the independent directors generally met at each regular board meeting in scheduled executive sessions at which only independent directors were present.

Director Attendance at AGMs

It is our policy to invite directors and director nominees to attend our AGM. Each director is encouraged to attend our AGM in person. All 12 directors then in office attended our 2025 AGM.

New Director Orientation and Continuing Education

Our Company provides orientation for new directors, which includes matching newly elected directors with an experienced director for ongoing mentorship. This orientation is designed to familiarize new directors with our Company.



Our Nominating Committee is responsible for overseeing the need for continuing education of directors and encourages all directors to attend or participate in ongoing education programs for directors. Our Company also encourages directors to attend appropriate Company and health care industry meetings and events.

More information on our Company's ongoing commitment to the continuing education of directors can be found under the section of our proxy statement entitled *"Director Compensation—Directors Continuing Education."*

Committees of our Board

Our Board has four standing committees: our Audit Committee, Compensation Committee, Nominating Committee and SMC. In addition to our standing committees, we have a Transaction Committee, which meets on an ad hoc basis when necessary to approve specific transactions.

Committee Membership

The following table provides membership information for each standing committee as of June 8, 2026.

Name	Audit Committee	Compensation Committee	Nominating Committee	SMC
Jennifer E. Cook		●		○
Patrick G. Enright	○	○		
Laura J. Hamill		○		
Patrick Kennedy	●			
Ted W. Love, M.D.	○			○
Heather Ann McSharry	○		●	
Seamus C. Mulligan				○
Anne O'Riordan[1]	○	○		
Norbert G. Riedel, Ph.D.			○	●
Mark D. Smith, M.D.			○	○
Rick E Winningham			○	○

○ = Committee Member   ● = Committee Chair

(1) Ms. O'Riordan notified us that she is not standing for re-election at the 2026 AGM. Her term of office as a director will expire at the 2026 AGM.

Committee Rotation and Selection Process

Our Nominating Committee oversees the committee structure and operations, including authority to delegate to subcommittees. Our Board, with recommendations from our Nominating Committee, reviews and resolves upon our committee chairs and committee members annually. There are no fixed terms for committee chairs or members, however, our Board recognizes the importance of committee rotation and refreshment.

COMMITTEE REFRESHMENT HIGHLIGHTS IN 2025
• Ted W. Love was appointed as a member of our Audit Committee and SMC; and • Due to his retirement in December 2025, Kenneth W. O'Keefe rotated off our Audit Committee.



Audit Committee

CHAIR:



Patrick Kennedy

MEMBERS:

Patrick G. Enright

Ted W. Love, M.D.

Heather Ann McSharry

Anne O'Riordan

Our Board determined that all Members meet the independence requirements of Rule 10A-3 of the Exchange Act and the Nasdaq listing standards with respect to audit committee members

4

MEETINGS HELD DURING 2025

Our Audit Committee is governed by an annually reviewed, Board approved charter, which is available on our Website. The primary responsibilities of our Audit Committee include:

- evaluating the performance of and assessing the qualifications of our independent auditors;

- determining and approving the engagement and remuneration of our independent auditors;

- determining whether to retain or terminate our existing independent auditors or to appoint and engage new independent auditors;

- determining and approving the engagement of our independent auditors to perform any proposed permissible non-audit services;

- monitoring the rotation of partners of the independent auditors on our audit engagement team as required by applicable laws and rules;

- reviewing and advising on the selection and removal of our head of our internal audit function, the activities and organizational structure of our internal audit function and the results of internal audit activities;

- reviewing and approving our internal audit charter at least annually and our annual internal audit plan and budget;

- meeting to review our annual audited financial statements, our quarterly financial statements and our financial press releases with management and the independent auditors, including reviewing our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our annual and quarterly reports filed with the SEC;

- reviewing, overseeing and approving transactions between us and any related persons;

- conferring with management, our internal audit function and our independent auditors regarding the scope, adequacy and effectiveness of our internal control over financial reporting;

- reviewing with management, our internal audit function and our independent auditors, as appropriate, major financial risk exposures, including reviewing, evaluating and approving our hedging and other financial risk management policies, as well as the steps taken by management to monitor and control these exposures;

- establishing procedures, when and as required under applicable laws and rules, for the receipt, retention and treatment of any complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- reviewing with management our information security (including cybersecurity) risk exposures and the steps taken by management to monitor and mitigate these exposures.

Our Board determined that each of Mr. Enright, Mr. Kennedy, Dr. Love and Ms. McSharry qualifies as an "audit committee financial expert" within the meaning of SEC regulations. In making this determination, our Board considered the overall knowledge, experience and familiarity of each with accounting matters, analyzing and evaluating financial statements, and, in the case of Mr. Enright, managing venture capital investments. Mr. Kennedy serves as chairperson of our Audit Committee. Kenneth W. O'Keefe previously served as a member of our Audit Committee until his retirement effective December 1, 2025. Our Board determined Mr. O'Keefe qualified as an "audit committee financial expert" within the meaning of SEC regulations, taking into consideration his overall knowledge, experience and familiarity with accounting matters, analyzing and evaluating financial statements, and managing private equity investments.

In addition to meetings, our Audit Committee also had a number of informal discussions and consultations with one another, with our CFO, our Chief Accounting Officer, our Head of Internal Audit and our CEO during 2025.

Compensation and Management Development Committee

CHAIR:



Jennifer E. Cook

MEMBERS:
Patrick G. Enright
Laura J. Hamill
Anne O'Riordan

6

MEETINGS HELD DURING 2025

Our Compensation Committee is governed by an annually reviewed, Board approved charter, which is available on our Website. The primary responsibilities of our Compensation Committee include:

- reviewing, modifying (as needed) and approving overall compensation strategy and policies;

- recommending to our Board for determination and approval the compensation and other terms of employment of our CEO and evaluating our CEO's performance in light of relevant goals and objectives;

- reviewing and approving the goals and objectives of our other executive officers and determining and approving the compensation and other terms of employment of these executive officers, as appropriate;

- reviewing and recommending to our Board the type and amount of compensation to be paid or awarded to the members of our Board;

- having the full power and authority of our Board regarding the adoption, amendment and termination of our compensation plans and programs and administering these plans and programs;

- having direct responsibility for appointing, and providing compensation and oversight of the work of, any compensation consultants and other advisors retained by our Compensation Committee and considering the independence of each such advisor;

- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives, to determine whether such compensation policies and practices are reasonably likely to have a material adverse effect on us;

- periodically reviewing with our CEO the plans for succession to the offices of our executive officers and making recommendations to our Board with respect to the selection of appropriate individuals to succeed to these positions; and

- reviewing and discussing with management our disclosures contained under the caption *"Compensation Discussion and Analysis"* in our annual proxy statement.

Each member of our Compensation Committee meets the independence requirements of the Nasdaq listing standards with respect to Compensation Committee members. In determining whether each member is independent within the meaning of the Nasdaq listing standards pertaining to Compensation Committee membership, our Board determined, based on its consideration of factors specifically relevant to determining whether any such director has a relationship to us that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, that no member of our Compensation Committee has a relationship that would impair that member's ability to make independent judgments about compensation of our executive officers.



Our Compensation Committee Processes and Procedures

Our Compensation Committee meets as often as it determines necessary to carry out its duties and responsibilities through regularly scheduled meetings and, if necessary, special meetings. The agenda for each Compensation Committee meeting is usually developed by members of our human resources department and our CEO with input from members of our legal department, and is reviewed and finalized with the chair of our Compensation Committee. Members of our human resources department also attend Compensation Committee meetings. From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by our Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in our Compensation Committee meetings.

In making executive compensation determinations other than for our CEO, our Compensation Committee considers recommendations from our CEO. In making her recommendations, our CEO receives input from our human resources department and from the individuals who manage or report directly to the other executive officers, and she reviews various third party compensation surveys and compensation data provided by the independent compensation consultant to our Compensation Committee, as described in the section of our proxy statement entitled *"Executive Compensation— Compensation Discussion and Analysis."* While our CEO discusses her recommendations for the other executive officers with our Compensation Committee, she does not participate in the deliberations and recommendations to our Board concerning, or our Board's determination of, her own compensation.

Our Compensation Committee engages an independent compensation consultant each year to provide a competitive compensation assessment with respect to the executive officers to assist our Compensation Committee in making annual compensation decisions. Since 2010, Aon has been engaged by our Compensation Committee as our independent consultant. Aon supports our Compensation Committee in addressing the design of our peer group, provides industry compensation data and provides our Compensation Committee with advice regarding executive officers' compensation, including base salaries, performance-based bonuses and long-term equity compensation, and similar advice regarding non-employee director compensation.

For additional information regarding our processes and procedures for the consideration and determination of executive compensation, including the role of Aon in determining and recommending executive compensation, see the section of our proxy statement entitled *"Executive Compensation—Compensation Discussion and Analysis."* With respect to director compensation matters, our Compensation Committee recommends to our Board and our Board determines and sets non-employee director compensation. Our compensation arrangements for our non-employee directors are described under the section of our proxy statement entitled *"Director Compensation."*

Our Compensation Committee charter grants our Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and consultants and other external resources that our Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, our Compensation Committee has the authority, in its sole discretion, to retain or obtain, at our expense, compensation consultants to assist in its evaluation of executive compensation, and is directly responsible for the appointment, compensation and oversight of the work of its compensation consultants. Our Compensation Committee charter also provides that our Compensation Committee may delegate any responsibility or authority of our Compensation Committee under its charter to the chair of our Compensation Committee or to one or more committee members, including subcommittees, except to the extent inconsistent with any applicable laws and rules, including the Nasdaq listing standards. Our Compensation Committee does not, however, delegate any of its functions to others in determining or recommending executive or director compensation.



Nominating and Corporate Governance Committee

CHAIR:



Heather Ann McSharry

MEMBERS:

Norbert G. Riedel, Ph.D.

Mark D. Smith, M.D.

Rick E Winningham

All Members are Independent

 6

MEETINGS HELD DURING 2025

Our Nominating Committee is governed by a regularly reviewed, Board approved charter, which is available on our Website. The primary responsibilities of our Nominating Committee include:

- overseeing all aspects of our corporate governance functions on behalf of our Board;

- making recommendations to our Board regarding corporate governance issues;

- identifying, reviewing and evaluating candidates to serve on our Board, and reviewing and evaluating incumbent directors;

- reviewing, evaluating and considering the recommendation for nomination of incumbent directors for reelection to our Board and monitoring the size of our Board;

- recommending director candidates to our Board;

- overseeing on behalf of our Board our compliance with applicable laws and regulations, other than the financial compliance issues overseen by our Audit Committee;

- overseeing on behalf of our Board our risk management matters, other than with respect to risks that are financial or information security risks (as to which our Audit Committee has oversight responsibility on behalf of our Board) or risks related to compensation policies (as to which our Compensation Committee has oversight responsibility on behalf of our Board);

- evaluating director nominations and proposals by our shareholders and establishing policies, requirements, criteria and procedures in furtherance of the foregoing. For more information on the policy and procedure for considering stockholder recommendations/nominations see the "*Shareholder Engagement*" section of this proxy;

- assessing the effectiveness and performance of our Board and its committees, and recommending and implementing our Board's self-evaluation process;

- overseeing our ESG strategy and practices and periodically reviewing and discussing with management our practices with respect to ESG matters that are expected to have a significant impact on our performance, business activities, or reputation; and

- reviewing, discussing and assessing the performance of our Board, including committees of our board, seeking input from all directors, senior management and others.



Science and Medicine Committee

CHAIR:



Norbert G. Riedel, Ph.D.

MEMBERS:

Jennifer E. Cook

Ted W. Love, M.D.

Seamus C. Mulligan

Mark D. Smith, M.D.

Rick E Winningham

4

MEETINGS HELD DURING 2025

Our SMC is governed by a regularly reviewed, Board approved charter, which is available on our Website. Our SMC is an advisory committee which reviews R&D and technology initiatives. Specific responsibilities of our SMC include:

- review and advise management and our Board regarding the strategy, direction, value and progress of our R&D program, pipeline and technology platforms;

- review and advise management and our Board on pertinent scientific, technological and medical elements of our corporate development opportunities and transactions;

- review and advise management and our Board on our R&D resource allocation strategy, including internal and external investments, investment allocation across R&D stages across franchises/therapeutic areas and technology platforms;

- identify and discuss new and emerging trends in pharmaceutical and biotechnological science, technology and regulation; and

- reviewing, discussing and assessing the performance of our Board, including committees of our Board, seeking input from directors, senior management and others.

Shareholder Engagement

We proactively engage with our shareholders throughout the year to better understand their priorities and perspectives on significant issues, in many forms and forums from industry conferences, non-deal roadshows, to direct one-on-one meetings. Through these engagements, we have obtained valuable insights on their thoughts regarding a variety of topics including our Company's performance and strategy, executive compensation matters, corporate governance practices, and environmental and social matters. Engagement participants include members of senior management and our Board. We consider feedback and insights from shareholders as we review our practices and disclosures throughout the year.

The following graphic describes our typical shareholder outreach and engagement cycle.

PRIOR TO ANNUAL GENERAL MEETING	AT THE ANNUAL GENERAL MEETING	AFTER ANNUAL GENERAL MEETING	OFF-SEASON ENGAGEMENT AND EVALUATION OF PRACTICES
• Discuss business strategy and performance • Educate and seek feedback on any matters for shareholder consideration • Publish Annual Report on Form 10-K and proxy statement, highlighting recent Board and Company activities	• Shareholders can engage with us by voting on the various proposals • If shareholders attend our AGM, they have an opportunity to ask questions and request additional information	• Where appropriate, discuss vote outcomes from our AGM in light of existing governance and executive compensation practices, as well as any feedback received from shareholders during proxy season • Internally review corporate governance trends, recent regulatory developments, and our own policies and procedures	• Where appropriate, solicit and consider shareholder feedback on our Board governance and executive compensation practices to better understand investor viewpoints and inform discussions with our Board • Internally evaluate our Board composition, governance or executive compensation practices in light of shareholder feedback and review of practices

Members of our management, and in many cases, members of our Board actively engage in dialogue with our shareholders and view direct shareholder engagement as a critical process for receiving and understanding feedback on subjects that matter most to our shareholders. During such engagement in 2025, our shareholders expressed general satisfaction with, and did not raise any material concerns regarding, our executive compensation program. We will continue outreach and dialogue with our shareholders in the future.

Shareholder Communications with Our Board

Our Board believes that shareholders should have an opportunity to communicate with our Board, and efforts have been made to ensure that the views of our shareholders are heard by our Board or individual directors, as applicable, and that appropriate responses are provided to our shareholders in a timely manner. Shareholders interested in communicating with our Board or a particular director (including our Chairperson or our LID) may do so by sending written communication to: Jazz Pharmaceuticals plc, Attention: Company Secretary, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland. Each communication should set forth the name and address of the shareholder as it appears on our records (and, if the shares are held by a nominee, the name and address of the beneficial owner of the shares), and the number of our ordinary shares that are owned of record by the record holder or beneficially by the beneficial owner, as applicable. Our Company Secretary will, in his or her discretion, screen out communications from shareholders that are not related to the duties and responsibilities of our Board. The purpose of this screening is to allow our Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). If deemed an appropriate communication, our Company Secretary will forward the communication, depending on the subject matter, to our Chairperson, our LID or the chair of the appropriate committee of our Board.

Jazz Pharmaceuticals

Shareholder Ability to Call an EGM

Irish law provides that shareholders holding 10% or more of our total voting rights may at any time request that the directors call an EGM. The shareholders who wish to request an EGM must deliver to our registered office a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within two months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting within a specified period, but any meeting so convened cannot be held after the expiration of three months from the date of delivery of the request.

Shareholder Proposals and Director Nominations for the 2027 AGM

Our shareholders may submit proposals on matters appropriate for shareholder action at shareholder meetings in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2027 AGM, all applicable requirements of Rule 14a-8 must be satisfied and, pursuant to Rule 14a-8, such proposals must be received by us no later than February 8, 2027. However, if our 2027 AGM is not held between June 23, 2027 and August 22, 2027, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials. Such proposals should be delivered to Jazz Pharmaceuticals plc, Attention: Company Secretary, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland.

Our Constitution provides that shareholder nominations of persons to be elected to our Board at our AGM must be made following written notice to our Company Secretary which is executed by a shareholder and accompanied by certain background and other information specified in our Constitution. Such written notice and information must be received by our Company Secretary not later than the close of business on March 10, 2027 nor earlier than January 9, 2027; provided, however, that in the event our 2027 AGM is not held between June 23, 2027 and August 22, 2027, notice must be delivered no earlier than 150 days prior to nor later than the later of 90 days prior to the date of the 2027 AGM or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition to satisfying the informational requirements in our Constitution, shareholders intending to solicit proxies in support of director nominees other than our nominees must provide in their notice any additional information required by Rule 14a-19(b) promulgated under the Exchange Act. Our Constitution provides that other proposals may only be proposed at our AGM if either (i) it is proposed by or at the direction of our Board; (ii) it is proposed at the direction of the Irish High Court; or (iii) our Chairperson of the meeting decides, in his or her absolute discretion, that the proposal may properly be regarded as within the scope of the relevant meeting. In addition, our proxy solicited by our Board or the 2027 AGM will confer discretionary voting authority with respect to (i) any proposal presented by a shareholder at that meeting for which we have not been provided with notice by April 24, 2027 and (ii), if we have received notice of such proposal by April 24, 2027, any matter, provided that (i) our 2027 proxy statement briefly describes such matter and how management's proxy holders intend to vote on it and (ii) the shareholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act. On any other business which may properly come before our 2027 AGM, or any adjournment thereof, and whether procedural or substantive in nature (including without limitation any motion to amend a resolution or adjourn the meeting) not specified in our proxy statement, the proxy holder will act at his or her discretion.

Certain Relationships and Related Party Transactions

Policy and Procedures for Review of Related Party Transactions

We have adopted a Related Party Transaction Policy that sets forth our procedures for the identification, review, consideration and approval or ratification of "related-person transactions." For purposes of our policy, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we are, were or will be a participant, and the amount involved exceeds $120,000, and any "related person" had, has or will have a direct or indirect material interest, other than certain transactions that would not be required to be disclosed pursuant to Item 404(a) of Regulation S-K. A "related person" is any executive officer, director, director nominee or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members.



Under the policy, if a transaction has been identified as a related-person transaction (including any transaction that was not a related-person transaction when originally consummated or any transaction that was not initially identified as a related-person transaction prior to consummation), our management team must present information regarding the related-person transaction to our Audit Committee (or, if Audit Committee approval would be inappropriate, to another independent body of our Board) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts of the transaction, including the business purpose of the transaction, the parties thereto, the interests, direct and indirect, of the related person(s), the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally, and management's recommendation with respect to the transaction. Under the policy, we will, on an annual basis, collect information that our Chief Legal Officer deems reasonably necessary from each director, director nominee, executive officer and (to the extent feasible) significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to our Chief Legal Officer, or, if the employee is an executive officer, to our Board. In considering related-person transactions, our Audit Committee (or other independent body of our Board) will take into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the business rationale for engaging in the transaction, the availability of other sources for comparable services or products, if applicable, the impact on a director or director nominee's independence in the event that the related person is a director or director nominee, immediate family member of a director or director nominee or an entity with which a director or director nominee is affiliated, and whether the transaction would present an improper conflict of interest for any director, director nominee or executive officer of our Company, taking into account the size of the transaction, the overall financial position of the director, director nominee, executive officer or related person, the direct or indirect nature of the director's, director nominee's, executive officer's or related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors our Audit Committee (or other independent body of our Board) deems relevant.

The policy requires that, our Audit Committee (or other independent body of our Board) only approve and ratify those related-person transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests and those of our shareholders, as our Audit Committee (or other independent body of our Board) determines in the good faith exercise of its discretion. The policy also requires that directors interested in a related-person transaction recuse themselves from any discussion or vote on a related-person transaction in which they have an interest.

Transactions with Related Persons

A family member of Class I director Laura J. Hamill is employed by our Company. The employee is not one of our executive officers. The compensation of this employee was determined in accordance with our Company's compensation policies applicable to other employees of a similar title and compensation grade, and this employee is also eligible to participate in our Company benefit plans that are available to other employees in similar positions and locations. The total compensation of this employee, comprising both cash and equity compensation, was approximately $495,000 for fiscal year 2025.

In addition, a family member of Class II director Norbert G. Riedel is employed by our Company since April 2026 and was previously a contingent worker engaged through an agency from June 2025 to April 2026. The employee is not one of our executive officers. The compensation of this employee was determined in accordance with our Company's compensation policies applicable to other employees of a similar title and compensation grade, and this employee is also eligible to participate in our Company benefit plans that are available to other employees in similar positions and locations. The total compensation earned by this employee for services as a contingent worker from January 1, 2025 until hired by us as an employee in April 2026 was approximately $81,000. The total target annual compensation for this employee for services as an employee in fiscal year 2026, comprising both cash and equity compensation, is approximately $196,750.

Except as set forth above, since January 1, 2025, we have not engaged in any transactions, required to be disclosed pursuant to Item 404(a) of Regulation S-K, nor are any such transactions currently proposed, in which we were, are, or are to be a participant and the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest.



Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers and certain other of our officers and employees. These indemnification agreements require us, under the circumstances and to the extent provided for therein, to indemnify such persons to the fullest extent permitted by applicable law against certain expenses and other amounts incurred by any such person as a result of such person being made a party to certain actions, suits, proceedings and other actions by reason of the fact that such person is or was a director, officer, employee, consultant, agent or fiduciary of our Company or any of our subsidiaries or other affiliated enterprises. The rights of each person who is a party to an indemnification agreement are in addition to any other rights such person may have under our Constitution, the 2014 Act, any other agreement, a vote of the shareholders of our Company, a resolution of directors of our Company or otherwise. We believe that these agreements are necessary to attract and retain qualified persons as our officers and directors. We also maintain directors' and officers' liability insurance.

Additional Corporate Governance Information

Ethical Business Practices

We are committed to conducting our business with integrity and the pursuit of excellence in all that we do. Our Board and our management team are committed to acting honestly and responsibly and strive to comply with all laws, rules, regulations and corporate policies that apply to our business, and we expect the same commitment from our employees, consultants, business partners and service providers. In particular, we are committed to acting responsibly, safely and with transparency in our interactions with patients, doctors and other stakeholders in the healthcare system.

We are committed to operating our global business with integrity and upholding a high level of ethical conduct among our employees and business partners including assessing and addressing the risk of modern slavery and human trafficking within our business operations and supply chain. We have existing procedures designed to assess our suppliers that provide materials for use in our tangible goods for sale, and we have enhanced these procedures to include steps for reasonably evaluating whether these suppliers have policies and procedures in place that are designed to promote compliance with applicable laws related to eradication of human trafficking, slavery and illegal child labor.

We have established various methods of confidential communication for our employees, vendors and others to report suspected violations of laws, rules, regulations or our Company policies. Where permitted by local laws, anonymous reporting is available. For more information, please visit our Website under the section entitled "Ethical Standards" under "Our Purpose".

Anti-Corruption Policy

Our global Anti-Corruption Policy applies to all of our employees, directors and officers, our subsidiaries and affiliates, and third party vendors and other agents acting on our behalf. We are committed to complying with applicable anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act and the UK Bribery Act. The Anti-Corruption Policy is available on our Website under the section entitled "Ethical Standards" under "Our Purpose".

Code of Conduct and Ethics

Our Company has made a firm commitment to conduct business in accordance with our values and our I-CARE principles. We work to build strong, trusted partnerships with patients, caregivers, our business partners, the healthcare community, shareholders and other stakeholders. Each employee of our Company has a responsibility to safeguard this trust by applying the principles in our Code of Conduct and Ethics. The Code of Conduct and Ethics provides important guidance and direction and helps us strive to deliver with excellence and integrity. It also provides clear expectations about what our employees can expect from their colleagues and from our Company, as well as guidance for how to conduct themselves in their daily work. We also expect that those with whom we do business will adhere to our Code of Conduct and Ethics. Our Code of Conduct and Ethics applies to all of our employees, directors and officers, including our PEO, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and those of our subsidiaries. Our Code of Conduct and Ethics is available on our Website under the section entitled "Ethical Standards" under "Our Purpose". We intend to satisfy the disclosure requirements under Item 5.05 of SEC Form 8-K regarding any amendment to, or waiver from, a provision of our Code of Conduct and Ethics by posting such information on our Website at location specified above.



Insider Trading Policy

We have an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by all Company personnel, including directors, officers, employees, and other covered persons that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy was filed as Exhibit 19.1 to the 2025 Annual Report on Form 10-K. In addition, it is our intent to comply with applicable laws and regulations relating to insider trading.

Anti-Hedging/Pledging

Our insider trading policy prohibits directors, executive officers and other employees from engaging in speculative trading activities, including hedging transactions or other inherently speculative transactions with respect to our securities. Our insider trading policy also prohibits directors, executive officers and other employees from pledging our securities as collateral for any loans.

Clawback Policy

In November 2023, our Compensation Committee adopted the Clawback Policy. More information on the Clawback Policy can be found under the section of our proxy statement entitled "*Executive Compensation - Additional Compensation Information – Clawback Policy.*"

Share Ownership Guidelines

Our Board has adopted share ownership guidelines applicable to our directors, our CEO and certain other employees who serve on our EC, including certain of our NEOs, and will monitor compliance with and review and revise such guidelines from time to time as it deems appropriate. More information about our share ownership guidelines can be found under the sections of our proxy statement entitled *"Executive Compensation—Additional Compensation Information—Ownership Guidelines for Executive Officers"* and *"Director Compensation—Ownership Guidelines for Directors."*

Ratify, on a Non-Binding Advisory Basis, the Appointment of KPMG as the Independent Auditors for the Financial Year Ending December 31, 2026 and Authorize, in a Binding Vote, our Board, Acting Through our Audit Committee, to Determine KPMG's Remuneration

Pursuant to the authority delegated by our Board, our Audit Committee is responsible for the appointment, remuneration and retention of our independent auditors. Our Audit Committee has selected and appointed KPMG as our independent auditors to audit our consolidated financial statements for the year ending December 31, 2026. Under Irish law, KPMG will be deemed to be reappointed as our independent auditors at our 2026 AGM without the necessity of a shareholder vote. However, our shareholders are being asked in this proposal to ratify such appointment on a non-binding advisory basis because we value our shareholders' views on our independent auditors. In addition, as required by Irish law, our shareholders are being asked to authorize our Board, acting through our Audit Committee, to determine KPMG's remuneration.



OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 2.

KPMG has been engaged to audit our financial statements, beginning with our consolidated financial statements for the fiscal year ended December 31, 2012, since the consummation of the Azur Merger. Representatives of KPMG are expected to attend our 2026 AGM and will have an opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

Proposal 2 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at our 2026 AGM (including any adjournment thereof) in order to be approved.

Annual Evaluation and Selection of Independent Auditor

Our Audit Committee annually reviews KPMG's independence and performance. This review helps our Audit Committee decide whether to retain KPMG or appoint a different firm as our independent auditor. Our Board and our Audit Committee also consider the results regarding the ratification of the appointment of our independent auditors at the previous AGM in making determinations in the future.

Independent Registered Public Accounting Firm Fees and Services

Our Audit Committee is responsible for audit firm compensation. In connection with the audit of our 2025 financial statements, we entered into an engagement agreement with KPMG, which sets forth the terms under which KPMG performed audit and tax services for our Company.

All of the services and fees described below were approved by our Audit Committee.

As shown in the table below, less than 2% of the total fees that KPMG billed us for in 2025 were for services other than audit, audit-related and tax compliance services.

The following table represents aggregate fees billed to us for the years ended December 31, 2025 and 2024 by KPMG (in thousands):

	Year Ended December 31,	
	2025	**2024**
Audit Fees	$4,256	$4,216
Audit-Related Fees	75	121
Tax Fees	1,352	1,039
All Other Fees	74	70
Total Fees	**$5,757**	**$5,446**

Audit Fees

Audit fees consist of fees and expenses for professional services in respect of the audit of our Company's consolidated financial statements and of our internal control over financial reporting, the review of quarterly consolidated financial statements and statutory audits.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services (e.g. due diligence services) that traditionally are performed by the independent accountant. More specifically, these services were primarily related to auditor certifications.

Tax Fees

Tax fees consist of fees and expenses for professional services for tax compliance. Tax compliance services consist of professional services related to domestic and international tax compliance, and assistance with domestic and international tax return preparation. During the year ended December 31, 2025, fees and expenses of approximately $1,352,000 were billed in connection with tax compliance service. During the year ended December 31, 2024, fees and expenses of approximately $1,039,000 were billed in connection with tax compliance services.



All Other Fees

All other fees consist of fees for products and services other than the services described above. For the year ended December 31, 2025, these fees were paid in connection with a limited assurance assessment for ESG reporting purposes and for translation services. For the year ended December 31, 2024, these fees were paid in connection with a double materiality compliance assessment for ESG reporting purposes.

Pre-Approval Policies and Procedures

Our Audit Committee has a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Our policy generally requires the pre-approval of specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of our Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of our Audit Committee's members, but the decision must be reported to our Audit Committee at its next scheduled meeting.

Independence

Our Audit Committee determined that the rendering of the services other than audit services by our independent registered public accounting firm is compatible with maintaining the principal accountant's independence.

 **OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 2.**

Report of our Audit Committee[1]

Our Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2025 with our management. Our Audit Committee has discussed with KPMG, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2025, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Our Audit Committee has also received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountants' communications with our Audit Committee concerning independence, and has discussed with KPMG that firm's independence. Based on the foregoing, our Audit Committee recommended to our Board that the audited financial statements be included in the 2025 Annual Report on Form 10-K for filing with the SEC.

Respectfully submitted,

Our Audit Committee

Mr. Patrick Kennedy (Chair)

Mr. Patrick G. Enright

Dr. Ted W. Love, M.D.

Ms. Heather Ann McSharry

Ms. Anne O'Riordan

---

(1) By our Audit Committee as of the 2025 Annual Report on Form 10-K. The material under the heading "Report of our Audit Committee" in our proxy statement is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



Executive Officers

The following biographies provide information regarding our executive officers as of June 8, 2026.



Renee D. Gala

PRESIDENT, CEO AND DIRECTOR

AGE: 54

BACKGROUND:

Biographical information regarding Ms. Gala is set forth above under "*Proposal 1- Election of Directors - Directors Continuing in Office.*"



Philip L. Johnson

EXECUTIVE VICE PRESIDENT AND CFO

AGE: 62

BACKGROUND:

Philip L. Johnson was appointed our Executive Vice President and CFO as of March 2024. From January 2018 to February 2024, Mr. Johnson served as group vice president and treasurer at Eli Lilly and Company, a global pharmaceutical company. Mr. Johnson joined Eli Lilly and Company in 1995, where he served in a variety of roles with increasing responsibility. Prior to his tenure at Eli Lilly and Company, he was a management consultant at McKinsey & Company and worked with investment banks in Milan, Italy and Chicago, Illinois. Mr. Johnson serves as an executive board member and Treasurer of the Indianapolis Urban League and as a board member of Lynx Capital. He also served on the board of directors of the Indiana Chamber of Commerce, Equity1821, AMR Action Fund and PrescriberPoint as well as an advisory committee member for Jumpstart Nova and Sixty8 Capital. Mr. Johnson holds a B.S. in Finance from the University of Illinois and an MBA from the Kellogg School of Management at Northwestern University.

Jazz Pharmaceuticals.



Robert Iannone

EXECUTIVE VICE PRESIDENT, GLOBAL HEAD OF RESEARCH & DEVELOPMENT AND CHIEF MEDICAL OFFICER

AGE: 59

BACKGROUND:

Robert Iannone, M.D., M.S.C.E. was appointed our Executive Vice President, Global Head of Research and Development as of May 2019. He was appointed our Chief Medical Officer as of September 2024, having previously served as our Chief Medical Officer from December 2019 until October 2021. From April 2018 until May 2019, Dr. Iannone served as Head of R&D and Chief Medical Officer of Immunomedics, Inc., a biopharmaceutical company. Prior to that, from July 2014 to April 2018, Dr. Iannone served in the roles of Senior Vice President and Head of Immuno-oncology, Global Medicines Development and the Global Products Vice President at AstraZeneca plc, a global science-led biopharmaceutical company. From 2004 to 2014, Dr. Iannone served in management roles at Merck Co., Inc., a global biopharmaceutical company, culminating in his role as Executive Director and Section Head of Oncology Clinical Development. From 2001 to 2004, he served as Assistant Professor of Pediatrics and from 2004 to 2012 as Adjunct Assistant Professor of Pediatrics at the University of Pennsylvania School of Medicine. Dr. Iannone has been serving on the board of directors of Autolus Therapeutics plc, a clinical-stage biopharmaceutical company, since June 2023. He has also served on the Cancer Steering Committee of the Foundation for the National Institutes of Health since 2011. Dr. Iannone joined the Scientific Advisory Board of Crossbow Therapeutics, Inc. in October 2023. Dr. Iannone previously served as director of Jounce Therapeutics, Inc., a clinical-stage immunotherapy company, from January 2020 to May 2023, and iTeos Therapeutics, Inc., a clinical-state biopharmaceutical company, from May 2021 to August 2025. Dr. Iannone holds a B.S. from The Catholic University of America, an M.D. from Yale University and an M.S.C.E. from University of Pennsylvania and completed his residency in Pediatrics and fellowship in Pediatric Hematology-Oncology at Johns Hopkins University.



Neena M. Patil

EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER

AGE: 51

BACKGROUND:

Neena M. Patil was appointed our Executive Vice President and Chief Legal Officer as of August 2022. Ms. Patil joined Jazz Pharmaceuticals as Senior Vice President and General Counsel in July 2019. From September 2018 to July 2019, Ms. Patil served as Senior Vice President, General Counsel and Corporate Secretary of Abeona Therapeutics Inc., a clinical-stage biopharmaceutical company. Prior to that, from May 2008 to October 2016, Ms. Patil served in management positions at Novo Nordisk Inc., a global healthcare company, culminating in her role as Vice President for Legal Affairs and Associate General Counsel. Prior to 2008, she worked for several other global biopharmaceutical companies including Pfizer Inc., GPC Biotech AG and Sanofi. Ms. Patil serves on the board of directors of Teleflex, Inc., a global provider of medical technologies, where she chairs the Nominating and Governance Committee. Ms. Patil is also a member of the Biotechnology Innovation Organization board of directors. Ms. Patil holds a B.A. from Georgetown University and a J.D. and Master of Health Services Administration from the University of Michigan.



Samantha Pearce

EXECUTIVE VICE PRESIDENT, CHIEF COMMERCIAL OFFICER

AGE: 60

BACKGROUND:

Samantha Pearce was appointed our Executive Vice President, Chief Commercial Officer as of August 2024. Ms. Pearce joined Jazz Pharmaceuticals as Senior Vice President, Europe and International in March 2020. From March 2010 to December 2019, Ms. Pearce held various global senior management positions with Celgene Corporation, a pharmaceutical company, most recently as Vice President and General Manager, International Markets. Prior to that, from August 2002 to March 2010, she served in management positions at AstraZeneca plc, a global pharmaceutical company, culminating in her role as Director, Specialist Care. Prior to August 2002, she worked for DuPont Pharmaceuticals, a global pharmaceutical company. Ms. Pearce holds a B.Sc. from Birmingham University, U.K. and an M.B.A. from Cranfield University, U.K.



Patricia Carr

**SENIOR VICE PRESIDENT,
CHIEF ACCOUNTING OFFICER**

AGE: 55

BACKGROUND:

Patricia Carr was appointed our Senior Vice President and Chief Accounting Officer as of August 2021 and served as our interim Principal Financial Officer from October 2023 to March 2024. Ms. Carr joined Jazz Pharmaceuticals as Vice President, Finance in July 2012 and was appointed Principal Accounting Officer in August 2019. Prior to that, from September 2011 to July 2012, she served as Vice President, Finance of Alkermes plc, a global biopharmaceutical company. From June 2002 to September 2011, she served in a number of roles in Elan Corporation plc, a neuroscience-based biotechnology company, most recently as Vice President, Finance. Ms. Carr is a Fellow of the Institute of Chartered Accountants (Ireland) and holds a BComm from the University of Galway.



Mary Elizabeth Henderson

**SENIOR VICE PRESIDENT,
TECHNICAL OPERATIONS**

AGE: 54

BACKGROUND:

Mary Elizabeth Henderson was appointed our Senior Vice President, Technical Operations as of August 2023. In this role, Ms. Henderson oversees Jazz's technical operations and quality. Prior to joining Jazz Pharmaceuticals, Ms. Henderson held various roles of increasing responsibility at Merck KGaA, a global science and technology company. At Merck KGaA, she held positions in the Healthcare Business as Senior Vice President, APAC Region & Health Care Sustainability Lead from May 2020 to July 2023, as General Manager and Managing Director Merck UK & ROI from October 2018 to May 2020, as Executive Vice President, Head of Global Manufacturing and Supply from November 2016 to October 2018 and as Senior Vice President, Global Pharma Manufacturing from April 2015 to November 2016. From December 2008 to March 2015, Ms. Henderson held various management positions at Merck Life Science of Merck KGaA, culminating in her role as Vice President Global Operations. Prior to her tenure at Merck KGaA, Ms. Henderson held manufacturing leadership roles at Amgen Inc., a global biotechnology company, from 2006 to 2007 and Pfizer Inc., a global pharmaceutical and biotechnology company, from 1998 to 2006. Ms. Henderson holds a B.Sc. degree in Analytical Chemistry from Dublin City University, Ireland.

Jazz Pharmaceuticals.

Non-Binding Advisory Vote on Executive Compensation

Overview

Under the Dodd-Frank Act and Section 14A of the Exchange Act, our shareholders are entitled to vote to approve, on a non-binding advisory basis, the compensation of our NEOs, as disclosed in our proxy statement in accordance with the compensation disclosure rules of the SEC. This non-binding advisory vote is commonly referred to as a "say-on-pay" vote.

At our 2024 AGM, our shareholders indicated their preference that we hold a non-binding say-on-pay vote every year and our Board has adopted a policy that is consistent with that preference. At our 2025 AGM, our shareholders approved our say-on-pay proposal, with approximately 94% of the total votes cast voting in favor of the proposal.



OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 3.

Say-on-Pay Vote

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in our proxy statement. Our Board is asking our shareholders to indicate their support for the compensation of our NEOs, as disclosed in the "Compensation Discussion and Analysis," the compensation tables and the related narrative disclosure contained in our proxy statement beginning on page 48, by casting a non-binding advisory vote "FOR" the following resolution:

> **"RESOLVED,** that the compensation paid to Jazz Pharmaceuticals' NEOs, as disclosed pursuant to Item 402 of Regulation S-K of the Exchange Act, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

Proposal 3 is not binding on our Board or our Company as it is an advisory vote. Nevertheless, the views expressed by our shareholders are important to our Board and management and, accordingly, our Board and our Compensation Committee intend to consider the results of this vote in making determinations in the future regarding the compensation arrangements of our NEOs.

Proposal 3 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at our 2026 AGM (including any adjournment thereof) in order to be approved.

The next advisory vote on the compensation of our NEOs will be held at the 2027 AGM.

 **OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 3.**

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for the following individuals who were our NEOs for the fiscal year ended December 31, 2025.

Renee D. Gala[1]	President, CEO and Director
Philip L. Johnson	Executive Vice President and CFO
Bruce C. Cozadd[2]	Chairperson and Former CEO
Robert Iannone	Executive Vice President, Global Head of Research and Development, Chief Medical Officer
Neena M. Patil	Executive Vice President and Chief Legal Officer
Samantha Pearce	Executive Vice President, Chief Commercial Officer

(1) Ms. Gala was appointed President, CEO and Director effective as of August 11, 2025. Prior to her appointment as President, CEO and Director, Ms. Gala served as our President and COO.

(2) Mr. Cozadd served as our CEO from April 3, 2009 to August 11, 2025, following which he served in a transition role through September 14, 2025 and subsequently retired. Mr. Cozadd continues to serve as the Chairperson of the Board.

Jazz Pharmaceuticals

Executive Summary

2025 Performance Highlights

2025 was a year of strong execution with record financial performance, multiple regulatory approvals and significant progress across our pipeline. These achievements reflect our commitment to operational excellence as we deliver meaningful innovation for patients. Total revenue growth was driven by the strength of our highly differentiated marketed therapies, including sustained adoption of Xywav® across both narcolepsy and idiopathic hypersomnia, meaningful Epidiolex® growth, and growth contributions from Modeyso™ and Ziihera®. In addition, at the end of 2025, we reported positive results from the Phase 3 trial of zanidatamab in first-line HER2-positive locally advanced or metastatic GEA. We continue to enhance our R&D capabilities as we broaden and deepen our pipeline across rare disease.

Commercial

Rare Sleep Disorders

- Xywav net product sales were $1,657.0 million in 2025.

Rare Epilepsies

- Epidiolex/Epidyolex® net product sales were $1,059.2 million in 2025.

Rare Oncology

- Ziihera net product sales were $24.8 million in 2025.

- Modeyso net product sales were $48.0 million in 2025.

- Zepzelca® net product sales were $307.3 million in 2025.

- Rylaze®/Enrylaze® net product sales were $402.9 million in 2025.

Pipeline

- In April 2025, Ziihera received a positive Committee for Medicinal Products for Human Use opinion for the treatment of advanced HER2-positive BTC. In June 2025, the European Commission granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy.

- The sNDA submission for the combination of Zepzelca with atezolizumab or atezolizumab and hyaluronidase-tqjs was granted priority review by FDA in June 2025 and subsequently approved in October 2025 as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, or atezolizumab and hyaluronidase-tqjs carboplatin and etoposide.

- Following the Chimerix Acquisition in April 2025, Modeyso received FDA approval in August 2025 and was subsequently launched for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.

- Modeyso and Zepzelca were included in the NCCN® Clinical Practice Guidelines in Oncology in 2025.

- Announced positive top-line results from the Phase 3 HERIZON-GEA-01 trial, showing statistically significant and clinically meaningful progression-free survival and overall survival benefits for zanidatamab and chemotherapy with or without tislelizumab in HER2-positive locally advanced or metastatic GEA.

- Initiated zanidatamab Phase 2 EmpowHER-BC-208 trial to evaluate HER2-positive neoadjuvant and adjuvant breast cancer.

- Initiated a Phase 1b trial of Epidiolex in focal-onset seizures.



Key Features of Our Executive Compensation Program

What We Do	What We Don't Do
✓ Design executive compensation to align pay with performance	✗ No excessive CIC or severance arrangements
✓ Balance short-term and long-term incentive compensation, with a majority of executive compensation being "at-risk"	✗ No "single-trigger" cash or equity CIC benefits
✓ Grant equity awards that vest based on performance goals over a multi-year performance period	✗ No repricing of underwater stock options without prior shareholder approval
✓ Maintain executive share ownership guidelines	✗ No excessive perquisites
✓ Provide "double-trigger" CIC benefits	✗ No tax gross ups on severance or CIC benefits
✓ Prohibit hedging and pledging by executive officers and directors	✗ No post-termination retirement or pension benefits that are not available to employees generally
✓ Maintain a clawback policy	✗ No guaranteed bonuses or base salary increases
✓ Establish threshold and maximum levels of achievement for payouts under our performance-vesting equity awards and maximum levels of achievement for payouts under our annual performance bonus plan, including an overall cap on individual payout amounts	
✓ Have 100% independent directors on our Compensation Committee	
✓ Retain independent compensation consultant who reports directly to our Compensation Committee	
✓ Our Compensation Committee meets regularly in executive session without management present	

2025 Pay-for-Performance Overview

As discussed throughout this Compensation Discussion and Analysis, our executive compensation program is designed to align executive pay with the achievement of our most critical financial and strategic objectives and the creation of long-term, sustainable shareholder value. The following 2025 compensation payouts were directly impacted by our achievement of pre-established financial and strategic goals.

Annual Performance Bonus

Our 2025 annual bonus program provides for a cash bonus based on the achievement of pre-established corporate objectives, as determined by our Compensation Committee, and reflects the individual NEO's contributions toward such achievements. This program is described in more detail below under "*2025 Performance Bonus Program*." Our performance during 2025 against the bonus plan corporate objectives resulted in achievement at 150% of target.

Long-Term Incentive

Our 2025 annual long-term incentive program consisted of 50% RSUs and 50% PSUs that are eligible to vest based on pre-established performance goals measured over a multi-year performance period.

Long-Term Incentive Payouts

The PSUs granted for the 2023-2025 performance period provided senior executives with the opportunity to earn share awards based on a mix of commercial, financial and development goals measured from January 1, 2023 through December 31, 2025, modified by a TSR ranking versus peers, measured during the same period. Based on the achievement of the commercial, financial and development objectives, the preliminary payout was 97% of target. However, our TSR ranked in the 47th percentile against peers, which reduced the payout by 3% based on the schedule that was established by our Compensation Committee at the time of grant. As a result, the final payout of the 2023-2025 PSU award cycle was 94% of target. Additional details about our PSU program and the 2023-2025 PSU award cycle are provided below under *"Goals for and Achievement of 2025 Performance-Based Compensation—2025 – 2027 PSU Program"* and *"2025 Compensation Decisions for Our NEOs—Conclusion of Performance Period for 2023 PSUs."*



Special Compensation Considerations for Mr. Cozadd

As noted above, Mr. Cozadd ceased serving as our CEO on August 11, 2025, and he retired from all employment positions with our Company effective September 14, 2025 following service in a transition role. Accordingly, when addressing CEO compensation for 2025, the compensation programs and decisions described in this Compensation Discussion and Analysis generally relate to Ms. Gala, who assumed the CEO position effective August 11, 2025.

Because Mr. Cozadd's anticipated retirement was announced in December 2024, our Compensation Committee and Board established several special compensation arrangements for Mr. Cozadd for 2025. Our Compensation Committee and Board believed these arrangements were best tailored to appropriately incentivize Mr. Cozadd during the period of transition. The special transition arrangements for Mr. Cozadd are more fully described below in this Compensation Discussion and Analysis.

Compensation Philosophy and Objectives

Our executive compensation program is designed to support the following philosophy and objectives:

- **Attract, incentivize, reward and retain experienced, talented individuals with relevant experience in the life sciences industry through a competitive pay structure:** We reward individuals fairly over time and seek to retain those individuals who continue to meet our high expectations.

- **Deliver balanced total compensation packages to accomplish our business objectives and mission:** Our executive compensation program focuses on target total direct compensation, combining short- and long-term components, cash and equity, and fixed and variable payments, in the proportions that we believe are the most appropriate to incentivize and reward our executive officers for achieving our corporate goals while minimizing incentives for excessive risk-taking or unethical conduct.

- **Align pay with our performance:** As illustrated below, a substantial portion of our NEOs' compensation opportunity is variable or "at-risk" and dependent upon our performance. Our annual performance bonus awards are not earned unless pre-determined levels of performance are achieved against annual corporate objectives approved by our Compensation Committee at the beginning of the year. Likewise, our PSUs are not earned unless pre-determined levels of performance are achieved and our RSUs will not provide increased value unless there is an increase in the value of our shares, which benefits all shareholders. We also have executive share ownership guidelines to further support our ownership culture and align the interests of executive officers and shareholders.

How We Determine Executive Compensation

Role of our Compensation Committee

Our Compensation Committee is (and was at all times during 2025) composed entirely of independent directors, as defined by the Nasdaq listing standards applicable to the independence of Compensation Committee members. Our Compensation Committee meets as often as it determines necessary to carry out its duties and responsibilities through regularly scheduled meetings and, if necessary, special meetings. Our Compensation Committee also has the authority to take certain actions by written consent of all members. The agenda for each Compensation Committee meeting is usually developed by members of our human resources department and our CEO, with input from members of our legal department, and is reviewed and finalized with the chairperson of our Compensation Committee.

Our Compensation Committee reviews and oversees our compensation policies, plans and programs, and reviews and generally determines the compensation to be paid to the executive officers, including the NEOs. Our CEO's compensation is approved by the independent members of our Board, upon recommendation from our Compensation Committee, after considering advice from its independent compensation consultant. References in this Compensation Discussion and Analysis to our Board approving our CEO's compensation are to the independent members of our Board.

In making executive compensation determinations other than for our CEO, our Compensation Committee considers recommendations from our CEO. Our Compensation Committee takes a holistic approach to compensation and seeks to ensure that the aggregate level of pay across all the pay elements satisfies our Company's desired objectives for each executive officer.



Role of our CEO and Management

In making recommendations regarding executive compensation determinations, our CEO receives input from our human resources department and from the individuals who manage or report directly to the other executive officers, and our CEO reviews various sources of market compensation data provided by the independent compensation consultant to our Compensation Committee, as described below. While our CEO discusses our CEO's recommendations for the other executive officers with our Compensation Committee, our CEO does not participate in the deliberations and recommendations concerning determination of such CEO's pay or evaluation of such CEO's performance, whether with our Compensation Committee and/or with our Board. Until August 11, 2025, Mr. Cozadd participated in such review and discussion and provided his recommendations with respect to executive officer compensation. Since August 11, 2025, Ms. Gala has participated in such review and discussion and provided her recommendations with respect to executive officer compensation. Members of our human resources department and legal department also attend compensation committee meetings, as appropriate.

Annual Executive Compensation Program Cycle

Below are the highlights of the annual cycle our Compensation Committee follows in reviewing and making decisions with respect to our executive compensation program, as applicable.



1Q	2Q	3Q	4Q
Review prior year's performance and determine bonus and PSU program payouts; establish goals for short and long-term incentive plans; set current year levels of compensation	Consider any compensation-related proxy proposals and disclosures; review executive share ownership levels; review non-employee director compensation	Review compensation-related corporate governance trends and any feedback received from shareholders; discuss talent and succession planning for CEO and other senior management roles; determine peer group for next year	Discuss compensation philosophy and direction for next year, including incentive plan designs

Role of the Independent Compensation Consultant

Our Compensation Committee engages an independent compensation consultant each year to provide a competitive compensation assessment with respect to the executive officers to assist our Compensation Committee in making annual compensation decisions. Since 2010, Aon has been engaged by our Compensation Committee as our independent consultant. Aon supports our Compensation Committee in addressing the design of our compensation peer group, provides industry compensation data, provides our Compensation Committee with advice regarding executive officers' compensation, including base salaries, performance-based bonuses and long-term equity compensation, and similar advice regarding non-employee directors' compensation. Our Compensation Committee has also consulted with Aon to update the peer company and industry compensation data on an annual basis and address specific questions that arise as the committee fulfills their responsibilities as outlined in our Compensation Committee charter. Aon provides support in addressing changes in trends and best practices for executive compensation, incentive and equity compensation and/or other best practices that are requested by our Compensation Committee, to help inform our Compensation Committee's decisions. Aon reports directly to our Compensation Committee, which maintains the authority to direct Aon's work and engagement. As requested, and under the purview of our Compensation Committee, Aon may advise the human resources department on projects from time to time. Aon interacts with management to gain access to our Company information that is required to perform services and to understand the culture and policies of the organization. Aon attends Compensation Committee meetings, and our Compensation Committee and Aon meet in executive session with no members of management present, as needed, to address various compensation matters, including deliberations regarding our CEO's compensation.

Jazz Pharmaceuticals

In assessing Aon's independence from management in providing executive compensation services to our Compensation Committee, our Compensation Committee considered that Aon is only engaged by, takes direction from, and reports to, our Compensation Committee for such services and, accordingly, only our Compensation Committee has the right to terminate or replace Aon as its compensation consultant at any time. Our Compensation Committee also analyzed whether the work of Aon as a compensation consultant with respect to executive and director compensation raised any conflict of interest, taking into consideration the following factors:

✓ the provision of other services to our Company by Aon and its affiliates;

✓ the amount of fees we paid to Aon and its affiliates, as a percentage of Aon's total revenue;

✓ any business or personal relationship of Aon or the individual compensation advisors employed by it with any executive officer of our Company;

✓ any business or personal relationship of the individual compensation advisors with any Compensation Committee member;

✓ Aon's policies and procedures that are designed to prevent conflicts of interest; and

✓ any ordinary shares of our Company owned by Aon or the individual compensation advisors employed by Aon.

Our Compensation Committee has determined, based on its analysis of the above factors, that the work of Aon and the individual compensation advisors employed by Aon as compensation consultants to our Company has not created any conflict of interest.

Competitive Assessment of Compensation – Peer Companies and Market Data

Because we aim to attract and retain the most highly qualified executive officers in an extremely competitive market, our Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies with which we compete for top talent. To this end, our Compensation Committee reviews market data for each executive officer's position, compiled by Aon as described below, including information relating to the mix and levels of compensation for executive officers in the life sciences industry, with a focus on target total direct compensation, consisting of target total cash compensation and equity compensation, in line with our Compensation Committee's holistic approach to executive compensation.

2025 Peer Group

Our Compensation Committee uses a peer group and other market data to provide context for its executive compensation decision-making. Each year, Aon reviews the external market data and evaluates the composition of our peer group to ensure it appropriately reflects our growth, changes in our revenues and market capitalization and the consolidation in our industry. In July 2024, with the assistance of Aon, our Compensation Committee considered companies:

• in the life sciences industry (specifically biotechnology and specialty biopharma companies) with commercial products on the market;

• with revenues generally of approximately one-half (0.5x) to three times (3x) our then-projected revenue (resulting in a range of generally between $2.0 billion to $12.3 billion in revenues);

• with market value generally of approximately one-third (0.3x) to four times (4x) our market capitalization at the time (resulting in a range of generally between $2.3 billion to $27.4 billion in market capitalization); and

• primarily located in the U.S. with a secondary focus on companies that are headquartered in Europe.

Based on the above criteria, our Compensation Committee determined to add two additional companies, Alnylam Pharmaceuticals, Inc. and Moderna, Inc., to the executive compensation peer group used for our 2025 compensation decisions, which we refer to as our 2025 peer group. Horizon Therapeutics plc and Seagen, Inc. were removed from our 2025 peer group because they were previously acquired in 2023.



Our 2025 peer group consisted of the 13 companies listed in the table below. At the time our Compensation Committee approved the 2025 peer group, we were at the 50th percentile for trailing 12 months revenue and the 17th percentile for market capitalization among the new peer group. Our Compensation Committee considered this a reasonable balance and a good representation of companies that were of similar scope and complexity.

Alkermes plc	Exelixis, Inc.	Neurocrine Biosciences, Inc.	Vertex Pharmaceuticals Incorporated
Alnylam Pharmaceuticals, Inc.	Gilead Sciences, Inc.	Organon & Co.	
Biogen, Inc.	Incyte Corporation	Regeneron Pharmaceuticals, Inc.	
BioMarin Pharmaceutical Inc.	Moderna, Inc.	United Therapeutics Corporation	

2025 Market Data

In early 2025, Aon completed an assessment of executive compensation based on our 2025 peer group to inform our Compensation Committee's determinations of executive compensation for 2025. Our Compensation Committee reviews target total direct compensation, consisting of target total cash compensation and equity compensation, against the market data provided by Aon primarily to ensure that our executive compensation program, as a whole, is positioned competitively to attract and retain the highest caliber of executive officers and to ensure that the total direct compensation opportunity for the executive officer group is aligned with our corporate objectives and strategic needs. Our Compensation Committee does not target a specific percentile for setting the level of compensation for the NEOs and does not otherwise use a formulaic approach to setting pay against the market data. Our Compensation Committee believes that over-reliance on benchmarking can result in compensation that is unrelated to the value delivered by our executive officers because compensation benchmarking does not consider company-to-company variations among actual roles with similar titles or the specific performance of the executive officers.

Factors Used in Determining Executive Compensation

Our Compensation Committee sets the compensation of our executive officers at levels that our Compensation Committee determines to be competitive and appropriate for each NEO, using our Compensation Committee's professional experience and judgment. Our Compensation Committee's pay decisions are not driven by a particular target level of compensation based on market data, and our Compensation Committee does not otherwise use a formulaic approach to setting executive pay. Instead, our Compensation Committee believes that executive pay decisions require consideration of multiple relevant factors, which may vary from year to year. The figure below reflects the factors our Compensation Committee considered among others in determining and approving the amount, form and mix of pay for our NEOs in 2025.

Factors in Determining Compensation	
✓ Company performance	✓ Each NEO's target total direct compensation and equity ownership
✓ Each NEO's expertise and contribution to achievement of corporate goals	✓ Range of market data reference points (generally the 25th, 50th, 60th, and 75th percentiles of the market data)
✓ CEO's recommendations (other than for himself/herself), based on direct knowledge of NEO performance and his/her extensive industry experience	✓ Aon's recommendation on compensation policy, design and structure
✓ Internal pay equity	✓ Shareholder feedback
✓ The need to attract and retain talent	✓ Each NEO's past performance and retention objectives
✓ Aggregate compensation cost and impact on shareholder dilution	✓ Independent business judgment of members of our Compensation Committee

Jazz Pharmaceuticals.

2025 Advisory Vote on Executive Compensation and Shareholder Engagement

Each year, we conduct a say-on-pay advisory vote on executive compensation. This provides shareholders with the opportunity to cast a non-binding vote on a proposal regarding the compensation of our NEOs.

At our 2025 AGM, approximately 94% of the votes cast were in favor of the compensation of our NEOs for the year ended December 31, 2024.

Our Board values the views of our shareholders. As such, our management team regularly engages in dialogue with our shareholders and views direct shareholder engagement as a critical process for receiving and understanding feedback on subjects that matter most to our shareholders. During such engagement, our shareholders expressed general satisfaction with and did not raise any material concerns regarding our executive compensation program. We will continue outreach and dialogue with our shareholders in the future.

Our Compensation Committee reviews the say-on-pay advisory vote results and feedback from our shareholder engagement activities when making executive compensation decisions. After considering the strong support received on the say-on-pay proposal in 2025 and in recent years (an average of approximately 93% over the past three years) and the feedback from our shareholders, our Compensation Committee concluded that our shareholders continue to support our executive compensation program and that it continues to provide a competitive pay-for-performance package that effectively incentivizes the NEOs and encourages long-term retention. Accordingly, our Compensation Committee and additionally, with respect to our CEO's compensation, our Board, determined not to make any significant changes to our executive compensation policies or decisions as a result of the prior year's say-on-pay advisory vote and shareholder feedback. Our Compensation Committee and additionally, with respect to our CEO's compensation, our Board, will continue to consider the outcome of our say-on-pay proposals and our shareholders' views when making future compensation decisions for the NEOs.



Key Components and Design of the Executive Compensation Program

Total Direct Compensation

Our compensation program focuses on target total direct compensation, which consists of base salary, target performance bonus opportunity (which, together with base salary, we refer to as target total cash compensation), and target long-term incentive opportunity.

Base Salary + **Performance Bonus Opportunity** + **Long-Term Incentive Opportunity** = **Total Direct Compensation**

As illustrated in the charts below, a substantial majority of target total direct compensation (that is base salary, target annual bonus and target annual equity grant) for our CEO and other NEOs is structured in the form of variable or "at-risk" compensation that is dependent upon the performance of our share price and/or the achievement of financial and strategic objectives. This aligns our executive officers' interests with those of our shareholders for near- and long-term performance. The pie charts below reflect the components of target total direct compensation for 2025 for Ms. Gala, our President and CEO titled "CEO Pay Mix," and for other NEOs, other than Mr. Cozadd, titled "Other NEO Average Pay Mix."

CEO PAY MIX


7%
BASE SALARY
8%
TARGET PERFORMANCE BONUS
40%
TIME-BASED RESTRICTED STOCK UNITS
93%
VARIABLE/ AT-RISK
45%
PERFORMANCE VESTING RESTRICTED STOCK UNITS

OTHER NEO AVERAGE PAY MIX


13%
BASE SALARY
8%
TARGET PERFORMANCE BONUS
47%
TIME-BASED RESTRICTED STOCK UNITS
87%
VARIABLE/ AT-RISK
32%
PERFORMANCE VESTING RESTRICTED STOCK UNITS

Amounts may not total due to rounding.

We design these components, in combination, to support our near- and long-term strategic goals for the business and to align pay with our performance and our shareholders' interests. These components include the following: (i) annual base salary rate for 2025; (ii) annual target performance bonus opportunity for 2025; and (iii) the target value of equity awards granted in 2025. Target value of equity awards granted for purposes of the chart above means the target dollar value approved by our Compensation Committee or our Board (as applicable) for each NEO's equity awards granted in 2025. This value differs from the value shown in the Summary Compensation Table, as discussed further below under "*2025 Compensation Decisions for Our NEOs—Summary of 2025 Compensation Decisions—Long-Term Incentive Program*."

Because we believe it is important to our success to pursue both short- and long-term objectives that drive sustainable shareholder value creation, to avoid excessive risk-taking, and to preserve our cash resources, the majority of the NEOs' total direct compensation is comprised of variable or "at-risk" compensation, consisting of performance-based bonus opportunities and long-term incentives, in the form of PSUs and RSUs, which align the executive officers' incentives with the interests of our shareholders. This allocation between variable or "at-risk" and fixed compensation is consistent with our pay-for-performance philosophy.

As noted above, our Compensation Committee takes a holistic approach to compensation and seeks to ensure that the aggregate level of pay across all the pay elements satisfies our desired objectives for each executive officer. Our Compensation Committee does not have any formal policies for allocating compensation among base salary, target performance bonus opportunity and long-term incentive awards.

Instead, our Compensation Committee uses its experience and business judgment to establish a total compensation program for each NEO that is a mix of current, short- and long-term incentive compensation, and cash and non-cash compensation, which it believes is appropriate to achieve the goals of our executive compensation program and our corporate goals.

Components of Total Direct Compensation

The table below describes key features of each primary component of our executive compensation program and explains why we provide a particular compensation component.

Component	Key Features	Purpose
Base Salary	• Fixed level of cash compensation • No amount is contractually guaranteed • Amounts reviewed and determined annually, and are generally effective on or around March 1 each year	• Provides fixed level of compensation that is competitive within our industry and reflective of the skills and experience required to be successful in fulfilling the role
Performance Bonus Award	• Cash compensation under the performance bonus plan, which is variable and "at-risk" because it is dependent upon achievement of pre-established financial and strategic objectives • Target bonus opportunities reviewed and determined annually • Actual bonuses paid shortly after the end of each year are based on the extent corporate goals are attained as determined by our Compensation Committee, and for executive officers other than our CEO, may reflect their individual contributions toward such achievements • Our CEO bonus is capped at 200% of her target bonus award (based solely on achievement of corporate objectives). The same CEO bonus cap was applied to our former CEO, Mr. Cozadd. Our other NEOs' bonuses are capped at 300% of the executive officer's target award	• Provides financial incentives to achieve key corporate objectives that are aligned with our business strategy
Long-Term Incentive Compensation	• PSUs vest, if at all, at the end of a multi-year performance period and represent 50% of the NEO target annual equity grant; for PSUs granted in 2025, the performance period was 3 years • RSUs generally vest over a 4-year period subject to executive officer's continued service for retention • Awards reviewed and generally granted annually, in the first quarter, or at the time of hire or promotion	• Fosters ownership culture • Links compensation to long-term success • PSUs align compensation earned to the achievement of multi-year strategic objectives and share price performance versus peer companies • RSUs assist with managing dilution for our shareholders, while reinforcing the importance of shareholder value creation over time • Executive share ownership guidelines to further support our ownership culture and align the interests of executive officers and shareholders

Other Benefits

We also offer our executive officers severance benefits upon certain types of involuntary terminations as described below. Executive officers based in the U.S. are eligible to participate in all our employee benefit plans, such as the 401(k) Plan (see the section below titled "*Description of Compensation Arrangements–401(k) Plan*"), our medical, dental, vision, short-term disability, long-term disability, group life insurance plans and other tax qualified reimbursement plans, in each case on the same basis as other employees. Executive officers are eligible to participate in our ESPP on the same basis as other employees. We do not currently offer defined benefit pension or other retirement benefits in the U.S.; for executive officers based outside the U.S. we offer pension or other retirement benefits that are consistent with local regulations and on the same basis as other employees in such jurisdictions.



Severance Benefits

Executive officers are also eligible to participate in the CIC Plan which is described below under the headings "*Additional Compensation Information—Change in Control Plan and Severance Plan*" and "*Potential Payments upon Termination or Change in Control—Change in Control Plan.*" The CIC Plan provides certain severance benefits to participants, in connection with specified involuntary termination events, including termination without cause and constructive termination, following a CIC.

Given the frequency of consolidation in the biopharmaceutical industry, our Compensation Committee believes these severance benefits are important from a retention perspective to provide some level of protection to our executives who might be terminated following a CIC and that the amounts are reasonable and maintain the competitiveness of our executive compensation and retention program. Our Compensation Committee believes this structure serves to mitigate the distraction and loss of key executive officers that may occur in connection with rumored or actual fundamental corporate changes. Such payments protect the interests of our shareholders by enhancing executive focus during rumored or actual CIC activity, retaining executives despite the uncertainty that generally exists while a transaction is under consideration and encouraging the executives responsible for negotiating potential transactions to do so with independence and objectivity. In addition, in April 2025, we adopted a Severance Plan which provides executive officers who serve on our EC, other than our CEO, certain severance benefits upon a termination without cause that is not in connection with a CIC, which is described below under the headings "*Additional Compensation Information—Change in Control Plan and Severance Plan"* and "*Potential Payments upon Termination or Change in Control—Severance Plan.*" We do not provide any tax gross up payments on severance benefits.

Goals for and Achievement of 2025 Performance-Based Compensation

For 2025, our annual performance bonus opportunity and the PSU awards were aligned with the annual and long-term performance objectives and methodology established by our Compensation Committee. The following section describes the performance objectives, discrete goals, payout ranges, and, with respect to the annual performance bonus program, our actual performance achievement.

2025 Performance Bonus Program

The corporate objectives and relative weightings established by our Compensation Committee for the 2025 performance bonus program and communicated to the NEOs in early 2025 consisted of three pillars of corporate objectives with multiple discrete goals, as described in the table below. Overall achievement could range from 0% to 200%, in aggregate, for the corporate objectives, with the individual total awards under the 2025 performance bonus program capped at 300% of the NEO's target award for our NEOs other than our CEO. For the CEO, the actual bonus is determined based solely on the achievement of the pre-established corporate objectives with the award capped at 200% of target, which was also applicable for our former CEO, Mr. Cozadd.

In approving individual bonus awards, our Compensation Committee subjectively considered the individual contribution towards our achievement of the corporate objectives by each executive officer (other than our CEO). In approving individual bonus awards for NEOs (other than our CEO), our Compensation Committee, considering recommendations from our CEO, considered each executive's contributions to key business objectives, leadership effectiveness, and performance relative to their functional responsibilities. Our Compensation Committee applied a consistent evaluative framework to assess performance across areas such as operational execution, strategic initiatives, talent development, and cross-functional collaboration.

Individual bonus awards are determined in accordance with the following methodology:

| Annual Base Salary | X | Target Bonus % | X | Company Performance % (Corporate Objectives) | X | Individual Performance % (if applicable) | = | Final Bonus Award |

Jazz Pharmaceuticals

Corporate Objectives

Each of the three objectives is described in the table and accompanying footnotes below, including the goals within each objective, each goal weighting, actual results and performance multipliers, as well as the total corporate achievement percentage resulting from the level of achievement of the objectives. Our Compensation Committee approved, at the start of the performance year, an algorithm with respect to each of the three objectives for calculating the corporate achievement percentage attributable to the extent of achievement for each such objective. As further described in the footnotes to the table below, our Compensation Committee established multiple discrete goals within each of the three main objectives, with objectively measurable targets, and set specific threshold and maximum levels of achievement for the commercial objective as well as the non-GAAP adjusted operating margin element of the transformation objective.

Corporate Objectives	Weighting	Actual Results	Multiplier	Corporate Achievement[9]
1. COMMERCIAL				
• Achieve Xywav net product sales in 2025 of $1,578 million[1]	17%	Above target: net product sales of $1,657 million[2]	155%	26%
• Achieve combined Epidiolex/Epidyolex and oncology net product sales in 2025 of $2,237 million[1]	23%	Between threshold and target: net product sales of $2,143 million (as adjusted)[3]	86%	20%
2. PIPELINE				
• Top priority programs[4]	30%	Above target: achieved 4 of 5 targets[6]	175%	52.5%
• Other programs[5]	5%	Maximum target: achieved 5 of 5 targets[6]	150%	7.5%
3. TRANSFORMATION				
• Corporate development activities[7]	20%	Above target[7]	195%	39%
• High performance organization metrics[8]	5%	Achieved target[8]	100%	5%
TOTAL				**150%**

Note: Amounts may not total due to rounding.

(1) If the specified threshold annual performance level was met (70% of target), then a pre-established scaled performance multiplier (ranging from 0% to 200% of target) would be used to calculate the applicable corporate achievement percentage attributable to such objective. The performance multiplier would be zero if performance was below the applicable threshold level, and if performance exceeded the applicable threshold level, the performance multiplier scaled using the pre-established performance curve up to the applicable maximum level. The performance multiplier was capped above the specified maximum performance level (109% of target for each goal). The capped payout for commercial goals in totality was 80%.

(2) Xywav net product sales were unaffected by foreign currency exchange rates and were otherwise not adjusted for purposes of calculating the performance achievement level and the performance multiplier. The Xywav net product sales objective had a final multiplier of 155% with a payout of 26%.

(3) To calculate the performance achievement level and the performance multiplier, our GAAP reported combined Epidiolex/Epidyolex and oncology net product sales of $2,188 million were adjusted to $2,143 million, which both excluded net product sales from oncology assets acquired in 2025 and accounted for changes in foreign currency exchange rates since the objective was based on budgeted foreign currency exchange rates. This resulted in a final multiplier of 86% with a payout of 20%.

(4) Top priority program goals consisted of the following five goals: (i) obtaining positive top-line results for zanidatamab (JZP598) in GEA; (ii) acceptance by FDA of the Zepzelca (lurbinectedin, JZP712) sNDA submission; (iii) achieving enrollment targets for the zanidatamab (JZP598-303) Phase 3 trial to evaluate zanidatamab plus chemotherapy or trastuzumab plus chemotherapy in patients with HER2-positive breast cancer whose disease has progressed on previous T-DXd treatment; (iv) completing enrollment of first patient in zanidatamab (JZP598-208) Phase 2 trial to evaluate zanidatamab in patients with HER2-positive neoadjuvant and adjuvant breast cancer; (v) completing enrollment targets of first dosing cohort in zanidatamab (JZP598-206) Phase 2 trial evaluating zanidatamab monotherapy in previously-treated patients with various HER2-positive (IHC3+) cancers.

In setting the objectives, our Compensation Committee incorporated key inflection points in 2025 and interim goals where programs were across multiple years, to incentivize in year performance and required that three of the five goals be met at target level or above in order to receive 100% achievement of the goals. Our Compensation Committee determined that we had met goals (i), (ii), (iii) and (iv), and we had not achieved goal (v).



(5) Other programs goals consisted of the following five goals: (i) grant of marketing authorization from European Commission for Ziihera (zanidatamab, JZP598) in BTC; (ii) completing enrollment of first patient in pivotal relative bioavailability study of Epidiolex/Epidyolex (JZP926) oral solid dose form; (iii) obtaining positive data from 2025 data cut from EpiCOM program; (iv) completing enrollment of first patient in JZP815 Phase 1B study; and (v) decision to proceed to initiate combination dosing Phase 1A2 in JZP898 (interferon alpha agonist). Our Compensation Committee determined that all goals were achieved.

(6) In consideration of both top priority and other program goals our Compensation Committee determined that the achievement of these goals was 171% in aggregate and therefore a 60% corporate achievement percentage was attributable to both in the aggregate. The capped payout for pipeline goals in total was 70%.

(7) Corporate development activities consisted of the following goal: completing at least two pipeline enhancing deals or one growth deal. Our Compensation Committee determined that the Chimerix Acquisition in April 2025 met the requirements of a growth deal. Additionally, our Compensation Committee had the discretion to adjust the payout level or calculation if determined appropriate. Our Compensation Committee assessed the performance on the goal at 195% and therefore a 39% corporate achievement percentage was attributable.

(8) High performance organization metrics consisted of the following goals: (i) maintaining a voluntary attrition rate below life science industry average; (ii) maintaining or improving our higher performance practice index; (iii) achieving certain operating effectiveness goals; and (iv) achieving certain patient experience goals. Our Compensation Committee determined that we had sufficiently achieved the goals; therefore, a 5% corporate achievement percentage was attributed.

(9) The percentages in this column represent, for each objective, the weight of the objective multiplied by the performance multiplier that corresponds to the actual achievement of such objective.

Following the end of the 2025 fiscal year, our Compensation Committee reviewed our Company's performance against the corporate objectives and approved an overall corporate achievement percentage of 150% of the target corporate performance for the 2025 plan year. The actual bonus amounts payable to certain of the NEOs were adjusted by our Compensation Committee in light of the individual considerations, as described below under "*2025 Compensation Decisions for Our NEOs.*" The actual bonus payments approved for each of the NEOs for 2025 are described below in that section.

2025 – 2027 PSU Program

Our Compensation Committee designed the 2025 – 2027 PSU Program to align closely to our strategy for long-term, sustainable growth and shareholder value creation. The 2025 PSUs are intended to incentivize and reward our executive officers for demonstrating strong progress towards these objectives.

The 2025 PSUs are eligible to vest based on achievement of objective performance metrics, over a three-year performance period, including our relative TSR. Below is a summary of the performance metrics and associated weightings and targets applicable to the 2025 PSUs.

Performance Goals		Weighting	Target
Operational execution scorecard[1]	Commercial Pipeline Corporate development	67%	100 points
Performance	Relative TSR[2]	33%	50th percentile
TOTAL		**100%**	

(1) The elements of the operational execution scorecard are set forth below. The operational execution scorecard can be earned at 50% of target at the threshold performance (50 points), and up to 200% of target at stretch performance (170 points) with linear interpolation used between performance levels.

(2) The peer group used is the Nasdaq Biotechnology Index as explained further below. The TSR payout percentage can be earned at 50% of target in the event the TSR percentile rank is at 25th percentile or below, and up to 200% of target in the event the TSR percentile rank is at 75th percentile and above, with linear interpolation used between performance levels. The overall award payout will be capped at 100% if (i) the TSR percentile rank is in the bottom quartile or (ii) absolute TSR for the performance period is negative.

Operational Execution Scorecard Area	Goal	Target Points
Commercial[a]	2027 Epidiolex revenue	30
	2027 Zepzelca revenue	10
	Xywav patients on therapy exiting 2025	10
Total Target Commercial Points[b]		**50**
Pipeline[c]	Pivotal readouts and regulatory approvals	30
Corporate Development[d]	Pipeline deals and growth deals	20
TOTAL		**100**

a. Epidiolex and Zepzelca product revenues and Xywav patient goals are set by our Compensation Committee and are not being disclosed as they represent confidential commercial and financial information, the disclosure of which would result in competitive harm to our Company. Our Compensation Committee believed that it set performance goals at rigorous and challenging levels that would require significant effort and achievement by our executive officers to be attained. Such goals were established in light of our internal forecast at the time as well as macroeconomic and industry environments.

b. We will disclose the achievements for our 2025 – 2027 PSU Program at the end of the performance period.

c. Points are awarded for achievement of the following during the performance period: seven points for each (a) human clinical study that forms the basis for progressing a development product to regulatory approval of a marketing application and/or (b) regulatory approval of a marketing application.

d. Points are awarded for the following corporate development activities during the performance period: ten points for the first two qualifying deals with seven points for each subsequent deal.



Our Compensation Committee selected the Nasdaq Biotechnology Index as the peer group for the purposes of calculating the extent of the achievement of relative TSR goal for the following reasons:

- the number of companies is large enough to withstand any potential industry consolidation;

- it is the most common comparator group used for PSU awards of companies in our executive compensation peer group above under "*How We Determine Executive Compensation—Competitive Assessment of Compensation—Peer Companies and Market Data*," and

- the revenue, market capitalization and volatility of these companies is more aligned with our Company's profile.

Companies must remain in the Nasdaq Biotechnology Index during the entire performance period to be included in the calculation of relative TSR.

The 2025 PSUs are subject to potential vesting acceleration upon the NEO's termination in connection with a CIC, as well as upon death, disability or retirement pursuant to the CIC Plan, and each of the NEOs, other than Ms. Gala and Mr. Cozadd, are eligible to receive certain severance benefits upon an involuntary termination without cause that occurs on or after April 23, 2025 and that does not occur upon or within 12 months following a CIC pursuant to the Severance Plan, as described below under the heading, "*Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs.*"

2025 Compensation Decisions for Our NEOs

General Approach

For making 2025 compensation decisions, our Compensation Committee considered the factors discussed in "*How We Determine Executive Compensation—Factors Used in Determining Executive Compensation*" above and our Compensation Committee's specific compensation objectives for 2025. Our Compensation Committee did not use a formula or assign a particular weight to any one factor in determining each NEO's target total direct compensation. Rather, our Compensation Committee's determination of the target total direct compensation, mix of cash and equity and fixed and variable or "at-risk" pay opportunities was a subjective, individualized decision for each NEO. Our Compensation Committee reviewed and considered each element of pay in the context of the overall target total direct compensation for each NEO. When our Compensation Committee made changes to one element of pay, those changes were made in the context of the levels of the other elements of pay, and the resulting target total direct compensation for each NEO.

Summary of 2025 Compensation Decisions

Target Total Cash Compensation

Our Compensation Committee (and our Board, with respect to Ms. Gala upon her appointment as President and CEO and Mr. Cozadd) increased total target cash compensation in varying amounts for our NEOs. Base salary rate increases were a result of each NEO's individual performance, responsibilities, market data reference points and total pay opportunities, and were effective in March 2025. Ms. Gala's target total cash compensation was subsequently increased in August 2025 as reflected further below, in connection with her appointment as President and CEO.

Target Equity Compensation and Impact on Target Total Direct Compensation

To determine the size of 2025 equity awards, our Compensation Committee, considering recommendations from our CEO (and with respect to the CEO, the Board, upon the recommendation of our Compensation Committee) made its decisions, after careful consideration, seeking to deliver equity awards to each executive officer based on overall equity and total compensation competitiveness to reinforce our retention and incentive objectives, and to facilitate stock ownership. In addition to her annual equity award, Ms. Gala received a one-time promotion grant in connection with her appointment as President and CEO. The size of Ms. Gala's one-time promotion grant base was determined by the Board upon the recommendation of our Compensation Committee using its professional judgment and was intended to reflect her scope of increased responsibility as CEO as well as to maintain competitive positioning relative to the market data. Considerations with respect to the size of Mr. Cozadd's equity award as well as the special NEO retention grants are discussed below.



Long-Term Incentive Program

Our long-term incentive program is designed to align the interests of management with our shareholders and focus management's attention on long-term, sustained growth. For our NEOs and other executive officers, annual long-term incentives are generally delivered in an equal mix of PSUs that vest based on achievement of pre-established multi-year performance goals and RSUs. Our Compensation Committee believes this mix strikes the right balance between the variable nature of PSUs and the retentive nature of RSUs. With respect to award mix, Ms. Gala's promotion grant in connection with her appointment as President and CEO was designed as a mix composed of one-third RSUs and two-thirds PSUs to ensure that the mix of all equity awards granted to Ms. Gala during 2025 aligned with our Compensation Committee's strategy to deliver a substantially equal mix of PSUs and RSUs to our executive officers. The vesting terms and structure of the annual PSUs granted in 2025, as well as the PSUs granted as a component of Ms. Gala's promotion grant, are discussed in "*Goals for and Achievement of 2025 Performance-Based Compensation—2025–2027 PSU Program*" above.

While annual long-term incentives are generally delivered in an equal mix of PSUs and RSUs, in connection with Mr. Cozadd's planned retirement, which was announced in December 2024, the Board granted only RSUs to Mr. Cozadd in 2025 given that his retirement was to occur prior to the end of the 2025 PSU performance period, or December 31, 2027. In addition, Mr. Cozadd's target equity compensation as CEO was significantly lower in 2025 than in the prior year since his RSUs were intended as compensation for his service as CEO pending, and to incentivize him for his role in ensuring the successful transition of his responsibilities to his successor. Because the timing of that transition was uncertain at the time of grant, it was initially determined that the RSUs would vest on the first anniversary of the grant date in March 2026 provided that his employment was not terminated for cause and he remained a director through the applicable vesting date. Upon Ms. Gala's appointment as CEO and with the successful transition of his CEO responsibilities complete, our Compensation Committee determined that Mr. Cozadd had fully discharged the last of his employee obligations and as a result, Our Compensation Committee approved the vesting and settlement of the RSUs effective September 14, 2025.

The share amounts underlying the PSUs and RSUs granted to each executive officer in 2025 were determined by dividing the target fair value of the award that our Compensation Committee approved (and, in the case of Mr. Cozadd's grant and Ms. Gala's one-time promotion grant in connection with her appointment as President and CEO, the target fair value of the award that the Board approved) by our Company's 30-day average share price immediately preceding the grant date. We used a 30-day average share price, rather than a single day share price, to provide a more stabilized share value less susceptible to possible swings in the market. The grant date fair value of the RSUs and PSUs, as reported in the Summary Compensation Table and Grants of Plan-Based Awards Table in accordance with SEC rules and FASB ASC 718, is based on the closing price of our ordinary shares on the grant date (with respect to RSUs) and also based on a Monte Carlo simulation model (with respect to PSUs). The values for the RSUs and PSUs shown in the Summary Compensation Table and Grants of Plan-Based Awards Table differ from the intended target values and do not fully reflect the considerations of, and decisions made by, our Compensation Committee and our Board in its respective determination of the equity grants in this respect.



Conclusion of Performance Period for 2023 PSUs

In 2023, members of the management team, including NEOs who were part of the management team at the time, were granted PSUs. The performance period for these PSUs concluded on December 31, 2025. The awards were subject to vesting based upon achievement of commercial, development and financial goals, modified by a TSR ranking versus peers, measured during the same period.

As shown in the table and accompanying footnotes below, the commercial, development and financial objectives were achieved at 97% of target. However, our TSR ranked in the 47th percentile against peers, which reduced the payout by 3% based on the schedule that was established by our Compensation Committee at the time of grant. As a result, the final payout of the 2023-2025 PSU award cycle was 94% of target.

Metric	Weighting	Goals Threshold (50% payout)	Goals Target (100% payout)	Goals Stretch (160% payout)	Actual Performance Result[1]	Vesting Percentage
2025 Total Revenue	40%	$4.2 billion	$5.0 billion	≥$5.25 billion	58% ($4.27 billion, as adjusted)[2]	23%
Enhanced Pipeline Value[3]	40%	25 points	30 points	≥35 points	39 points	64%
Non-GAAP Adjusted Operating Margin[4]	20%	—%	48%	—%	46%	10%
Total Operational Results (Weighted)						97%
					ACTUAL PERFORMANCE RESULT	
Relative TSR Modifier	Peer Group Percentile Rank	≤ 25th	50th	≥ 75th	47th	
	Payout Modifier[5]	75%	100%	125%	97%	
Final Results (97% x 97%)						94%

(1) The performance result is calculated by linear interpolation between payout goals.

(2) The calculation of the performance result for the total revenue metric reflects the pro forma impact of a full twelve months of Sativex revenue, calculated using year-to-date results prior to its divestiture on October 31, 2025.

(3) One point awarded for each successful IND; four points awarded for each successful proof of concept study; and six points awarded for each successful pivotal study and/or regulatory approval of a marketing application occurring during the performance period. During the performance period, we achieved the following: five INDs: JZP541 (cannabinoid), JZP505 (cannabinoid), JZP898 (conditionally activated interferon alpha (IFNα) (2b cytokine pro-drug), JZP253 (CombiPlex preclinical molecule) and JZP047 (absence epilepsy); one proof-of-concept: Epidiolex/Epidyolex (JZP926); two successful pivotal studies: Zepzelca (JZP712) and Ziihera (JZP598); and three product approvals: Enrylaze (JZP458), Ziihera (JZP598) in BTC and Modeyso (JZP503).

(4) Non-GAAP adjusted operating margin is a non-GAAP financial measure that is calculated as (a) total revenues for 2025 less non-GAAP adjusted cost of product sales, SG&A expenses and R&D expenses for 2025 divided by (b) total revenues for 2025. Non-GAAP adjusted cost of product sales, SG&A expenses and R&D expenses exclude from GAAP cost of product sales, SG&A expenses and R&D expenses, as applicable, share-based compensation expense, integration related expenses, acquisition accounting inventory fair value step-up expense, certain material litigation settlement expenses, and other expenses deducted in arriving at non-GAAP adjusted net income. The threshold and stretch non-GAAP adjusted operating margin values set by our Compensation Committee in 2023 are not being disclosed as they represent confidential commercial and financial information, the disclosure of which would result in competitive harm to our Company. Our Compensation Committee believed that it set performance goals at rigorous and challenging levels that would require significant effort and achievement by our executive officers to be attained. Such goals were established in light of our internal forecast at the time as well as macroeconomic and industry environments.

(5) For every percentile rank between 50th and 25th the payout modifier is decreased by 1% to a minimum of 75%; for every percentile rank between 50th and 75th the payout modifier is increased by 1% up to a maximum of 125%.



The table below sets forth the target number of 2023 PSUs granted and the total number of 2023 PSUs that were earned based on performance and subsequently vested for each of the NEOs.

Name	Target Number of PSUs Granted (#)	Actual Number of PSUs Vested[1] (#)
Renee D. Gala	13,556	12,741
Philip L. Johnson	—	—
Bruce C. Cozadd	42,388	35,917[2]
Robert Iannone	12,447	11,699
Neena M. Patil	9,419	8,852
Samantha Pearce	3,870	3,637

(1) The PSUs vested on January 16, 2026, the PSU certificate date.

(2) The number of Mr. Cozadd's PSUs that actually vested was prorated based on his service during the performance period through September 14, 2025, his last day of employment with our Company.

Special Retention Grants

In connection with Mr. Cozadd's planned retirement, which was announced in December 2024, in February 2025, our Compensation Committee approved special one-time RSU grants to each of the NEOs, other than Mr. Cozadd. Our Compensation Committee believed that these grants would help minimize business risk and ensure overall organizational stability and continuity during this period of leadership transition and ultimately ensure that our Company maintained its strong business momentum during 2025 and beyond. These retention grants vest in full on June 30, 2026, provided generally that the executive remains employed with our Company through that date. The amount of each target retention grant was determined by our Compensation Committee based on various factors including the NEO's annual equity opportunity and criticality to Jazz to ensure it would provide the necessary retentive value.

The dollar value of each NEO's retention grant is set forth in the section below under the heading, "Individual NEO Compensation Decisions."

Modification of Outstanding Stock Options

In connection with Mr. Cozadd's planned retirement, which was announced in December 2024, our Compensation Committee approved an amendment of certain outstanding stock option awards previously granted to him to provide that such stock options will remain exercisable for a period of 12 months following a cessation of his service from the Board. Prior to this amendment, Mr. Cozadd would have had 90 days from the date of his retirement from his positions with our Company to exercise any outstanding options, despite the fact that he continued to provide services to our Company as a member of the Board. The Board approved the amendment to align treatment of Mr. Cozadd's equity awards to treatment of equity awards for other individuals serving our Company. Under applicable accounting guidance, the amendment of these outstanding stock option awards resulted in a grant modification that caused incremental fair value determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. The aggregate incremental fair value resulting from the modification is included in the "Option Awards" column of the Summary Compensation Table and in the Grants of Plan-Based Awards Table for Fiscal 2025.



Individual NEO Compensation Decisions

Below are summaries, for each NEO individually, of our Compensation Committee's (and, as applicable, our Board's) decisions about 2025 target total direct compensation and the changes from each NEO's 2024 target total direct compensation (where applicable). As described above, when making the 2025 compensation decisions, our Compensation Committee (and, as applicable, our Board) focused primarily on the target total direct compensation for each NEO while considering the factors set forth in the section titled "*How We Determine Executive Compensation—Factors Used in Determining Executive Compensation*" and our Compensation Committee's specific compensation objectives for 2025. The footnotes to the tables also include the actual performance bonus paid to each of the NEOs for 2025 and how that actual bonus compared to each NEO's target bonus. Additionally, for each NEO, the target equity compensation presented in the charts below reflect the target dollar value approved by our Compensation Committee (and, as applicable, our Board), which is different from the grant date fair value as reported in the Summary Compensation Table and Grants of Plan-Based Awards Table, as further described under "*Summary of 2025 Compensation Decisions—Long-Term Incentive Program*" above.



Renee D. Gala, President and CEO[1]

	2024 Pay ($)	2025 Pay ($)	Change[8] (%)
Target Total Cash Compensation	**1,452,500**	**2,520,000**	**73.49**
Base Salary[2]	830,000	1,200,000	44.58
Target Performance Bonus[3]	622,500	1,320,000	112.05
Target Total Equity Compensation[4]	**5,000,000**	**14,000,000**	**180.00**
Target Annual Grant	5,000,000	6,000,000	20.00
Target Retention Grant[5]	—	1,500,000	—
Target Promotion Grant[6]	—	6,500,000	—
Target Total Direct Compensation[7]	**6,452,500**	**16,520,000**	**156.02**

(1)   Our Board appointed Ms. Gala as our Company's President and CEO, effective as of August 11, 2025. Ms. Gala was previously our Company's President and COO. The amounts listed in the 2025 Pay column reflect Ms. Gala's pay effective as of her appointment to President and CEO, and the amounts listed in the 2024 Pay column reflect Ms. Gala's pay in her previous capacity.

(2)   Represents annual base salary rate for the applicable year. Ms. Gala's initial 2024 base salary of $830,000 became effective March 2024. Ms. Gala's initial 2025 base salary of $900,000 became effective March 2025. In connection with her appointment as President and CEO, the Board increased Ms. Gala's 2025 annual base salary from $900,000 to $1,200,000, effective August 11, 2025.

(3)   In connection with her appointment as President and CEO, the Board increased Ms. Gala's target bonus opportunity for 2025 from 75% of her base salary to 110% of her base salary, effective as of August 11, 2025. The 2025 target bonus amount reflects a target performance bonus of 110% of base salary rate as of December 31, 2025. The actual 2025 performance bonus paid was $1,980,000, reflecting 150% overall achievement of the 2025 corporate performance objectives.

(4)   The target total equity compensation (and the components thereof) presented in the chart above reflect the target dollar values approved by our Compensation Committee; these values differs from the values required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable, as further described above in *"Summary of 2025 Compensation Decisions—Long-Term Incentive Program."*

(5)   Represents a one-time target retention RSU grant received by Ms. Gala in February 2025. This retention grant will vest in full on June 30, 2026, provided generally that Ms. Gala remains employed with our Company through that date. See *"Summary of 2025 Compensation Decisions—Special Retention Grants"* above for more information regarding the retention grants to our NEOs.

(6)   Represents a one-time target promotion grant Ms. Gala received in connection with her appointment as President and CEO, in August 2025, incremental to her 2025 annual equity grant. The promotion grant consisted of a mix composed of one-third RSUs and two-thirds PSUs. The RSUs will vest in equal annual installments over four years, and the PSUs will vest based on the achievement of the performance conditions previously established by our Compensation Committee in the first quarter of 2025 and described under *"Goals for and Achievement of 2025 Performance-Based Compensation—2025-2027 PSU Program."*

(7)   Our Compensation Committee (and the Board upon her appointment as President and CEO) designed Ms. Gala's target total direct compensation to be competitive as compared to the market data, as described in more detail above in *"How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,"* appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee (and the Board upon her appointment as President and CEO) determined it was appropriate to increase Ms. Gala's base salary and target equity compensation in early 2025 in an amount necessary to reflect her then scope of responsibility and oversight of significant functions within the organization, and subsequently, to reflect her ascension to the President and CEO position in August 2025, as well as to maintain competitive positioning relative to the market data. Based on our Compensation Committee's and the Boards' professional experience and judgment, our Compensation Committee and the Board determined Ms. Gala's target total direct compensation to be competitive and appropriate with respect to both her role in early 2025 as well as her new role as President and CEO commencing in August 2025.

(8)   The amounts in this column include, among others, the changes that were a result of Ms. Gala's appointment as President and CEO, in August 2025, from her prior role as President and COO.



Philip L. Johnson, Executive Vice President and CFO[1]

	2024 Pay ($)	2025 Pay ($)	Change (%)
Target Total Cash Compensation	**1,305,000**	**1,237,500**	**-5.17**
Base Salary[2]	700,000	750,000	7.14
Target Performance Bonus[3]	455,000	487,500	7.14
Signing Bonus[4]	150,000	—	—
Target Total Equity Compensation[5]	**4,000,000**	**5,000,000**	**25.00**
Target Annual Grant	4,000,000	4,000,000	—
Target Retention Grant[6]	—	1,000,000	—
Target Total Direct Compensation[7]	**5,305,000**	**6,237,500**	**17.58**

(1) Mr. Johnson was appointed Executive Vice President and CFO effective March 1, 2024.

(2) Represents annual base salary rate for the applicable year. Mr. Johnson's 2025 base salary became effective March 2025. Mr. Johnson's actual salary earned in 2024 was lower due to his joining our Company in March 2024.

(3) Reflects the target percentage of 65% of the annual base salary rate for 2024 and 2025. The actual 2025 performance bonus paid was $730,000 reflecting 150% of target performance bonus, based on the 150% overall achievement of the 2025 corporate performance objectives and Mr. Johnson's individual contributions and leadership of the financial organization during 2025.

(4) Represents the cash signing bonus received by Mr. Johnson in 2024 in connection with his appointment as Executive Vice President and CFO. In determining the amount of the bonus, our Compensation Committee considered the inducement value in recruiting Mr. Johnson from his prior employer and the compensatory value of cash and equity forfeited by Mr. Johnson in leaving his prior employer. In February 2024, we entered into a sign-on bonus repayment agreement with Mr. Johnson which provided that to the extent Mr. Johnson voluntarily resigned or was terminated for cause by our Company within twenty-four months of his employment start date, he would be required to repay to full amount of the signing bonus if the end date was prior to his first anniversary and 50% of the bonus amount if the end date was between his first and second anniversary.

(5) The target total equity compensation (and the components thereof) presented in the chart above reflect the target dollar values approved by our Compensation Committee; these values differs from the values required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable, as further described above in "*Summary of 2025 Compensation Decisions—Long-Term Incentive Program*."

(6) Represents a one-time target retention RSU grant received by Mr. Johnson in February 2025. This retention grant will vest in full on June 30, 2026, provided generally that Mr. Johnson remains employed with our Company through that date. See "*Summary of 2025 Compensation Decisions—Special Retention Grants*" above for more information regarding the retention grants to our NEOs.

(7) Our Compensation Committee designed Mr. Johnson's target total direct compensation to be competitive as compared to market data, as described in more detail above in "*How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,*" appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee determined it was appropriate to increase Mr. Johnson's target total direct compensation in an amount necessary to reflect his scope of responsibility and oversight of significant functions within the organization, as well as to maintain competitive positioning relative to the market data and the other NEOs. Based on our Compensation Committee's professional experience and judgment, our Compensation Committee determined Mr. Johnson's target total direct compensation to be competitive and appropriate.

Jazz Pharmaceuticals

Bruce C. Cozadd, Chairperson and Former CEO[1]

	2024 Pay ($)	2025 Pay ($)	Change (%)
Target Total Cash Compensation	**2,543,940**	**2,632,980**	**3.50**
Base Salary[2]	1,211,400	1,253,800	3.50
Target Performance Bonus[3]	1,332,540	1,379,180	3.50
Target Equity Compensation[4]	**12,600,000**	**4,000,000**	**-68.25**
Target Total Direct Compensation[5]	**15,143,940**	**6,632,980**	**-56.20**

(1)   Mr. Cozadd served as CEO until August 11, 2025, following which he served in a transition role through September 14, 2025 and subsequently retired.

(2)   Represents annual base salary rate for the applicable year. Mr. Cozadd's base salary became effective March 2025. Mr. Cozadd's actual salary earned in 2025 was pro-rated and lower due to his retirement as CEO in September 2025.

(3)   The 2025 amount reflects a target performance bonus of 110% of base salary rate as of December 31, 2025. Pursuant to the retirement provision of our annual bonus plan, which provides that a participant is eligible to receive a prorated bonus provided the recipient is at least 55 years of age with at least five years of service at the time of retirement, provides at least four months' notice, retires on or after July 1 of the applicable year and executes and delivers a non-solicitation agreement that will apply for a period of twelve months after the employment termination date, Mr. Cozadd received a pro-rated bonus at target of $971,094 for the 2025 performance year, reflecting his retirement in September 2025.

(4)   The target equity compensation presented in the chart above reflects the target dollar value recommended by our Compensation Committee and approved by the Board; this value differs from the values required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable as further described above in "*Summary of 2025 Compensation Decisions—Long-Term Incentive Program*." Mr. Cozadd's target equity compensation was significantly lower in 2025 and comprised solely of RSUs due to his announced expected retirement in December 2024. This amount does not include a pro-rated annual RSU award Mr. Cozadd received for his service on our Board following his retirement, which award had a grant date fair value of $440,404, or the fees he received for his service as a director. In addition, as described under "*Summary of 2025 Compensation Decisions—Modification of Outstanding Stock Options,*" in connection with his retirement, our Board determined to amend certain stock option awards previously granted to Mr. Cozadd. The $12,041,389 in incremental fair value of Mr. Cozadd's stock option awards in connection with this modification is not reflected in the chart above.

(5)   Our Compensation Committee and our Board designed Mr. Cozadd's target total direct compensation to be competitive as compared to the market data, as described in more detail above in "*How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,*" appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee and the Board believed it was appropriate to provide a modest increase to his base salary in 2025 in recognition of his individual performance, the performance of our Company under his leadership and to remain in line with general market increases. Based on our Compensation Committee's and Board's professional experience and judgment, our Compensation Committee and Board determined Mr. Cozadd's target total direct compensation to be competitive and appropriate.

As noted above under "*Special Compensation Considerations for Mr. Cozadd,*" Mr. Cozadd did not participate in our Company's 2025 executive compensation program on the same basis as other NEOs and instead participated in several special compensation arrangements in light of the transitional nature of his 2025 employment with us. Accordingly, comparison of his 2024 and 2025 compensation may not be meaningful in these circumstances. In connection with Mr. Cozadd's retirement as CEO and transition to a non-employee director role as Chairperson in September 2025, Mr. Cozadd received an initial pro-rated annual non-employee director RSU grant value equal to $440,404 on November 20, 2025, which amount is included in the "Stock Awards" column of the Summary Compensation Table. Mr. Cozadd also received $51,827 in director fees paid in cash, which amount is included in the "All Other Compensation" column of the Summary Compensation Table.

Robert Iannone, Executive Vice President, Global Head of R&D, Chief Medical Officer

	2024 Pay ($)	2025 Pay ($)	Change (%)
Target Total Cash Compensation	**1,254,000**	**1,320,000**	**5.26**
Base Salary[1]	760,000	800,000	5.26
Target Performance Bonus[2]	494,000	520,000	5.26
Target Total Equity Compensation[3]	**4,250,000**	**5,750,000**	**35.29**
Target Annual Grant	4,250,000	4,600,000	8.24
Target Retention Grant[4]	—	1,150,000	—
Target Total Direct Compensation[5]	**5,504,000**	**7,070,000**	**28.45**

(1)   Represents annual base salary rate for the applicable year. Dr. Iannone's 2025 base salary became effective March 2025.

(2)   The 2025 amount reflects a target performance bonus of 65% of base salary rate as of December 31, 2025. The actual 2025 performance bonus paid was $840,000 reflecting 162% of target performance bonus, based on the 150% overall achievement of the 2025 corporate performance objectives and Dr. Iannone's individual contributions and leadership of the R&D organization during 2025.

(3)   The target total equity compensation (and the components thereof) presented in the chart above reflect the target dollar values approved by our Compensation Committee; these values differs from the values required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable, as further described above in "*Summary of 2025 Compensation Decisions—Long-Term Incentive Program*."

(4)   Represents a one-time target retention RSU grant received by Dr. Iannone in February 2025. This retention grant will vest in full on June 30, 2026, provided generally that Dr. Iannone remains employed with our Company through that date. See "*Summary of 2025 Compensation Decisions—Special Retention Grants*" above for more information regarding the retention grants to our NEOs.

(5)   Our Compensation Committee designed Dr. Iannone's target total direct compensation to be competitive as compared to market data, as described in more detail above in "*How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,*" appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee determined it was appropriate to increase Dr. Iannone's target total direct compensation in an amount necessary to reflect his scope of responsibility and oversight of significant functions within the organization, as well as to maintain competitive positioning relative to the market data and the other NEOs. Based on our Compensation Committee's professional experience and judgment, our Compensation Committee determined Dr. Iannone's target total direct compensation to be competitive and appropriate.

Jazz Pharmaceuticals

Neena M. Patil, Executive Vice President and Chief Legal Officer[1]

	2024 Pay ($)	2025 Pay ($)	Change (%)
Target Total Cash Compensation	**1,072,000**	**1,196,250**	**11.59**
Base Salary[1]	670,000	725,000	8.21
Target Performance Bonus[2]	402,000	471,250	17.23
Target Total Equity Compensation[3]	**3,100,000**	**4,000,000**	**29.03**
Target Annual Grant	3,100,000	3,250,000	4.84
Target Retention Grant[4]	—	750,000	—
Target Total Direct Compensation[5]	**4,172,000**	**5,196,250**	**24.55**

(1)   Represents annual base salary rate for the applicable year. Ms. Patil's 2025 base salary became effective March 2025.

(2)   The 2025 amount reflects a target performance bonus of 65% of base salary rate as of December 31, 2025, an increase from 60% in 2024. The actual 2025 performance bonus paid was $720,000 reflecting 153% of target performance bonus, based on the 150% overall achievement of the 2025 corporate performance objectives and Ms. Patil's individual contributions and leadership of the legal organization during 2025.

(3)   The target total equity compensation (and the components thereof) presented in the chart above reflect the target dollar values approved by our Compensation Committee; these values differs from the values required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable, as further described above in *"Summary of 2025 Compensation Decisions—Long-Term Incentive Program."*

(4)   Represents a one-time target retention RSU grant received by Ms. Patil in February 2025. This retention grant will vest in full on June 30, 2026, provided generally that Ms. Patil remains employed with our Company through that date. See *"Summary of 2025 Compensation Decisions—Special Retention Grants"* above for more information regarding the retention grants to our NEOs.

(5)   Our Compensation Committee designed Ms. Patil's target total direct compensation to be competitive as compared to market data, as described in more detail above in *"How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,"* appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee determined it was appropriate to increase Ms. Patil's target total direct compensation in an amount necessary to reflect her scope of responsibility and oversight of significant functions within the organization, as well as to maintain competitive positioning relative to the market data and the other NEOs. Based on our Compensation Committee's professional experience and judgment, our Compensation Committee determined Ms. Patil's target total direct compensation to be competitive and appropriate.



Samantha Pearce, Executive Vice President, Chief Commercial Officer[1]

	2024 Pay ($)	2025 Pay ($)	Change[9] (%)
Target Total Cash Compensation	**1,413,750**	**1,155,000**	**-18.30**
Base Salary[2]	675,000	700,000	3.70
Target Performance Bonus[3]	438,750	455,000	3.70
Promotion Bonus[4]	300,000	—	—
Target Total Equity Compensation[5]	**2,771,500**	**3,850,000**	**38.91**
Target Annual Grant[6]	2,771,500	3,100,000	11.85
Target Retention Grant[7]	—	750,000	—
Target Total Direct Compensation[8]	**4,185,250**	**5,005,000**	**19.59**

(1) Ms. Pearce was promoted to Executive Vice President, Chief Commercial Officer effective August 1, 2024. Ms. Pearce was previously our Senior Vice President, Europe and International. The amounts listed in the 2024 Pay column reflect Ms. Pearce's pay effective as of her appointment to Executive Vice President, Chief Commercial Officer.

(2) Represents annual base salary rate for the applicable year. Ms. Pearce's 2025 base salary became effective March 2025. Ms. Pearce's initial base salary rate for 2024 was £465,000, or $595,516, converted to USD using a conversion rate of 1.2807 which is the average foreign exchange rate from January 1, 2024 to December 31, 2024. In connection with her appointment as Executive Vice President, Chief Commercial Officer, the Board increased Ms. Pearce's annual base salary to $675,000, effective August 1, 2024.

(3) The 2025 amount reflects a target performance bonus of 65% as of December 31, 2025. The actual 2025 performance bonus paid was $690,000, reflecting 152% of Ms. Pearce's target performance bonus, based on the 150% overall achievement of the 2025 corporate performance objectives and Ms. Pearce's individual contributions and leadership of the commercial organization during 2025.

(4) Represents the cash bonus Ms. Pearce received in 2024 in connection with her appointment as Executive Vice President, Chief Commercial Officer and relocation to the U.S. This bonus was payable upon such relocation, and is subject to recoupment if Ms. Pearce terminates her employment within 24 months after she received the payment.

(5) The target total equity compensation (and the components thereof) presented in the chart above reflect the target dollar values approved by our Compensation Committee; these values differs from the value required to be shown in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2025 table, as applicable, as further described above in "*Summary of 2025 Compensation Decisions—Long-Term Incentive Program.*"

(6) Ms. Pearce received an annual equity grant in March 2024 with a target value of £1,000,000, or $1,271,500, converted to USD using a conversion rate of 1.2715 which is the average foreign exchange rate for January 2024. In connection with her appointment as Executive Vice President, Chief Commercial Officer, she also received an additional one-time promotion grant in August 2024, incremental to her 2024 annual equity grant, with an approximate grant date value of $1,500,000.

(7) Represents a one-time target retention RSU grant received by Ms. Pearce in February 2025. This retention grant will vest in full on June 30, 2026, provided generally that Ms. Pearce remains employed with our Company through that date. See "*Summary of 2025 Compensation Decisions—Special Retention Grants*" above for more information regarding the retention grants to our NEOs.

(8) Our Compensation Committee designed Ms. Pearce's target total direct compensation to be competitive as compared to the market data, as described in more detail above in "*How We Determine Executive Compensation—Competitive Assessment of Compensation – Peer Companies and Market Data,*" appropriate from an internal equity perspective and more heavily weighted towards equity compensation, in line with our pay-for-performance philosophy. Our Compensation Committee determined it was appropriate to increase Ms. Pearce's base salary and target equity compensation in an amount necessary to reflect her scope of responsibility and oversight of significant functions within the organization, as well as to maintain competitive positioning relative to the market data and the other NEOs. Based on our Compensation Committee's professional experience and judgment, our Compensation Committee determined Ms. Pearce's target total direct compensation to be competitive and appropriate.

(9) Ms. Pearce's target total cash compensation decreased between 2024 and 2025 due to the one-time cash signing bonus received by her in 2024 in connection with her appointment as Executive Vice President, Chief Commercial Officer.



Additional Compensation Information

Share Ownership Guidelines for Executive Officers

We maintain share ownership guidelines for our CEO and certain other employees who serve on our EC, including certain of our NEOs. Under the guidelines, these individuals are expected to own a number of our Company's ordinary shares with a value equal to

- six times base salary for our CEO,

- two times base salary for each other member of our EC who is an officer for purposes of Section 16 of the Exchange Act, and

- one times base salary for each other member of our EC.

The guidelines provide that the officers are expected to establish the minimum ownership levels within five years of first becoming subject to the guidelines. If an individual becomes subject to a greater ownership requirement within the first five years after first becoming subject to the guidelines, due either to a change in the individual's service status or to an increase in the individual's base pay of 10% or more over any one-year period, the individual will be required to achieve the greater ownership within the following periods of time: five years following appointment or promotion to CEO; or two years following appointment or promotion for all other individuals. As of April 1, 2026, all the NEOs were in compliance with their ownership requirements.

Shares that count toward satisfaction of these guidelines include: shares owned outright by the individual (whether or not purchased on the open market, and including RSUs and/or PSUs that have vested or were earned but not yet settled, net of taxes); shares retained after an option exercise or issuance under another type of equity award granted under our Company's equity incentive plans; shares retained after purchase under the ESPP; and shares held in trust for the benefit of the individual. Our Compensation Committee has discretion to amend the guidelines in any respect it deems necessary or advisable without consent of the individuals subject to the guidelines and to approve any exceptions to the guidelines that it deems appropriate.

Clawback Policy

In November 2023, our Compensation Committee adopted the Clawback Policy, that complies with the new listing standards adopted by Nasdaq that implement the new SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and applies to our executive officers (as defined in applicable SEC rules). The Clawback Policy, which replaces and supersedes our prior clawback policy adopted in April 2021, requires our Company to recover from covered executive officers the amount of erroneously awarded compensation resulting from an accounting restatement due to the material noncompliance of our Company with any financial reporting requirement under the securities laws. The Clawback Policy applies to incentive compensation that is received by a covered officer on or after October 2, 2023.

In addition, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our CEO and CFO may be legally required to reimburse our Company for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

Change in Control Plan and Severance Plan

Our Compensation Committee periodically reviews the terms of our CIC Plan, including its "double-trigger" structure and benefits, against market data to ensure that the benefits we offer remain appropriate.

Our executive officers are eligible to participate in the CIC Plan, which includes all of our NEOs. Our Compensation Committee believes that the CIC benefits we provide are representative of market practice, both in terms of design and cost, and are sufficient to retain our current executive team and to recruit talented executive officers in the future. In addition, eligible employees who serve on our EC, other than our CEO, are eligible to participate in the Severance Plan. All of our NEOs for 2025 except Ms. Gala and Mr. Cozadd, are eligible to participate in the Severance Plan. The Severance Plan provides for benefits upon an involuntary termination that does not occur upon or within twelve months following a CIC. As a result, there is no overlap where an executive officer would receive benefits under both the CIC Plan and the Severance Plan.



Equity Grant Timing and Equity Plan Information

Our equity incentive grant policy generally provides that grants to our executive officers occur on the second trading day following the filing date of our next quarterly or annual report filed under the Exchange Act that occurs after the date on which such grants are approved by our Board or our Compensation Committee, as applicable. Accordingly, our equity incentive grant policy generally requires that grants to our executive officers are made shortly after we have released information about our financial performance to the public for the applicable period. Grants to new hires who are not executive officers generally occur on the third business day of the month following the employee's date of hire. In 2025, we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Our Company does not currently grant stock options, stock appreciation rights, or similar instruments with option-like features and has no policies or practices to disclose pursuant to Item 402(x)(1) of Regulation S-K.

We currently grant equity awards to the NEOs, including PSUs and RSUs, under the 2011 Plan. The 2011 Plan was adopted by Jazz Pharmaceuticals, Inc.'s board of directors and approved by Jazz Pharmaceuticals, Inc.'s stockholders in connection with their approval of the Azur Merger in December 2011 and was assumed by us upon the completion of the Azur Merger. Before the 2011 Plan was adopted, we granted stock options under our 2007 Equity Incentive Plan, which was adopted by Jazz Pharmaceuticals, Inc.'s board of directors and approved by Jazz Pharmaceuticals, Inc.'s stockholders in connection with Jazz Pharmaceuticals, Inc.'s initial public offering. The 2011 Plan affords our Compensation Committee the flexibility to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of employees of our Company and its subsidiaries and to provide long-term incentives that align the interests of employees with the interests of our shareholders.

Additional long-term equity incentives are provided through the ESPP. Pursuant to the ESPP, all eligible employees, including the NEOs (if eligible), may allocate up to 15% of their base salary to purchase our stock at a 15% discount to the market price, subject to specified limits.

Accounting and Tax Considerations

Under FASB ASC 718, our Company is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to FASB ASC 718.

Under Section 162(m) of the Code, compensation paid to each of our Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible for tax purposes.

Although our Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, our Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for our Company's NEOs in a manner consistent with the goals of our Company's executive compensation program and the best interests of our Company and its stockholders, which may include providing for compensation that is not deductible by our Company due to the deduction limit under Section 162(m) of the Code.

Risk Assessment Concerning Compensation Practices and Policies

Our Compensation Committee periodically reviews our Company's compensation policies and practices to assess whether they encourage employees to take inappropriate risks. Our Compensation Committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company. Our Compensation Committee continues to believe that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks, and significant compensation decisions, as well as decisions concerning the compensation of our Company's executive officers, include subjective considerations by our Compensation Committee or our Board, which restrain the influence of formulae or objective factors on excessive risk-taking. Additionally, significant weighting of long-term compensation (in the form of PSUs and RSUs) in each NEOs total compensation opportunity ensures greater focus on driving sustainable growth and shareholder value creation over the longer term, and the mix of short-term compensation (in the form of salary and annual bonus, if any), and long-term compensation (in the form of PSUs and RSUs) also minimizes undue focus on short-term results and helps align the interests of our Company's executive officers with the interests of our shareholders. Finally, we maintain robust share ownership requirements, a formal incentive compensation clawback policy and a strict anti-hedging and pledging policy, which individually and collectively, act to minimize risk and ensure a long-term focus on our business.



Compensation Committee Report[1]

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained herein. Based on this review and discussion, our Compensation Committee has recommended to our Board that the Compensation Discussion and Analysis be included in our proxy statement for the 2026 AGM and be included in the Annual Report on Form 10-K we filed with the SEC for the fiscal year ended December 31, 2025.

Respectfully submitted,

Our Compensation Committee

Ms. Jennifer E. Cook

Mr. Patrick G. Enright

Ms. Laura J. Hamill

Ms. Anne O'Riordan

---

(1)   The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the registrant under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



Executive Compensation Summary

Summary Compensation Table

The following table sets forth certain summary information for the years indicated with respect to the compensation earned by the NEOs during fiscal year 2025, 2024 and 2023, as applicable.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	All Other Compensation ($)[7]	Total ($)
Renee D. Gala[8] President, CEO and Director	2025	1,003,269	—	16,138,433	—	1,980,000	29,856	19,151,558
	2024	824,923	—	5,079,392	—	697,000	27,573	6,628,888
	2023	767,719	—	4,077,397	—	570,000	19,272	5,434,388
Philip L. Johnson[9] Executive Vice President and CFO	2025	741,346	—	6,046,903	—	730,000	26,224	7,544,473
	2024	581,539	150,000	4,063,313	—	427,000	21,593	5,243,445
Bruce C. Cozadd[10] Chairperson and former CEO	2025	884,789	971,094	4,855,123	12,041,389	—	82,441	18,834,836
	2024	1,203,514	—	12,799,687	—	1,492,445	31,818	15,527,464
	2023	1,196,621	—	12,896,545	—	1,217,216	30,853	15,341,235
Robert Iannone, M.D., M.S.C.E Executive Vice President, Global Head of R&D	2025	793,077	—	6,953,879	—	840,000	24,802	8,661,758
	2024	750,692	—	4,317,333	—	598,000	23,352	5,689,377
	2023	720,526	—	3,786,999	—	450,000	21,552	4,979,077
Neena M. Patil Executive Vice President and Chief Legal Officer	2025	715,481	—	4,844,096	—	720,000	19,962	6,299,539
	2024	665,769	—	3,149,233	—	473,000	21,072	4,309,074
	2023	673,945	—	2,865,730	—	320,000	17,760	3,877,435
Samantha Pearce[11] Executive Vice President, Chief Commercial Officer	2025	695,673	—	4,659,014	—	690,000	31,440	6,076,127
	2024	619,794	300,000	2,975,603	—	491,000	77,857	4,464,254

Note: Amounts may not total due to rounding.

(1) The dollar amounts in this column represent base salary earned during the indicated fiscal year 2025 base salary rates, which were effective March 2025 for each of the NEOs other than Ms. Gala. Ms. Gala's base salary was increased twice in 2025: once in March in connection with the annual compensation review, and again in August in connection with her promotion to President and CEO. For more information on salaries in 2025, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Individual NEO Compensation Decisions*" above.

(2) The dollar amount in this column for Mr. Cozadd for 2025 represents his prorated target bonus for 2025. See "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Individual NEO Compensation Decisions—Bruce C. Cozadd, Chairperson and Former CEO.*"

(3) The dollar amounts in this column reflect the aggregate grant date fair value of all RSUs and PSUs granted during the indicated fiscal year computed in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. The grant date fair value for RSUs is measured in accordance with FASB ASC 718 and based on the closing price of our ordinary shares on the date of grant. The grant date fair value for the 2025 PSUs was calculated using a Monte Carlo simulation model for the value of 1/3 of the number of PSUs and the closing price of our ordinary shares on the date of the grant for the value of 2/3 of the number of PSUs. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the NEOs. Assuming that maximum performance is achieved, the value of the PSUs granted to Ms. Gala, Mr. Johnson, Dr. Iannone, Ms. Patil and Ms. Pearce in 2025 at the date of grant under FASB ASC 718 would have been $18,127,680, $5,471,584, $6,292,390, $4,445,660, and $4,240,829, respectively. For additional information on the RSUs and PSUs granted to our NEOs in 2025, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Long-Term Incentive Program*" and "*Compensation Discussion and Analysis—Goals for and Achievement of 2025 Performance-Based Compensation—2025 – 2027 PSU Program*" above and footnote 2 to the table entitled "*Grants of Plan-Based Awards in Fiscal 2025.*"



(4)   The dollar amounts in this column also include a one-time retention grant of RSUs granted in February 2025 to each of the NEOs, with the exception of Mr. Cozadd.

(5)   The dollar amount shown in this column for Mr. Cozadd reflects the aggregate incremental compensation expense in connection with the amendment of certain outstanding options awards awarded to him in prior years, computed in accordance with FASB ASC 718, as described under "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Modification of Outstanding Stock Options.*" Pursuant to accounting guidance prescribed under FASB ASC 718, the amendment resulted in a grant modification that caused incremental fair value determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification.

(6)   The dollar amounts in this column represent the cash bonus awarded under the performance bonus plan for the indicated fiscal year. For more information on the cash bonus awards for 2025, see "*Compensation Discussion and Analysis—Goals for and Achievement of 2025 Performance-Based Compensation—2025 Performance Bonus Program*" and "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs*" above.

(7)   The dollar amounts in this column for 2025 consisted of group term life insurance premiums paid, matching contributions under our 401(k) Plan, work from home expenses, healthcare contributions, well-being-reimbursements, tax reimbursement and gross up payments. Matching contributions under our 401(k) Plan in 2025 consisted of $17,500 for Ms. Gala, Mr. Johnson, Mr. Cozadd, Dr. Iannone, and Ms. Pearce, respectively, and $16,139 for Ms. Patil. The dollar amount for Mr. Cozadd for 2025 includes $51,827 he received in fees paid in cash for his service as a non-employee director following his retirement in September 2025.

(8)   Ms. Gala was appointed our President, CEO and Director effective August 11, 2025.

(9)   Mr. Johnson was appointed our Executive Vice President and CFO effective March 1, 2024.

(10) Mr. Cozadd served as CEO until August 11, 2025, following which he served in a transition role through September 14, 2025 and subsequently retired on September 14, 2025. Due to Mr. Cozadd's retirement in September 2025, his 2025 bonus was prorated to $971,094, pursuant to the retirement provision of our annual bonus plan. To be eligible for a prorated bonus in the year of retirement, the annual bonus plan requires the recipient be at least 55 years of age with no less than five years of service and retire on or after July 1. Mr. Cozadd met all such requirements. In connection with Mr. Cozadd's retirement as CEO and transition to a non-employee director role as Chairperson in September 2025, Mr. Cozadd received a pro-rated annual non-employee director RSU grant value equal to $440,404 on November 20, 2025, which amount is included in the "Stock Awards" column. Mr. Cozadd also received $51,827 in director fees paid in cash, which amount is include in the "All Other Compensation" column.

(11) Ms. Pearce was promoted to Executive Vice President, Chief Commercial Officer, effective August 1, 2024; prior to that, she served as our Senior Vice President, Europe and International. Ms. Pearce was paid her annual salary in pounds from January 2024 to September 2024 until her relocation to the U.S. Her actual salary paid before relocation consisted of £356,026 converted to USD using the monthly average exchange rate from January 2024 to September 2024 of 1.2733.



Grants of Plan-Based Awards in Fiscal 2025

The following table shows, for the fiscal year ended December 31, 2025, certain information regarding grants of plan-based awards to the NEOs. Except as specified, all awards were granted under our 2011 Plan.

Name	Award Type	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Renee D. Gala	Annual Cash	—	—	—	1,320,000	2,640,000							
	Annual PSU	2/27/2025	2/5/2025				3,813	23,111	46,222				4,103,863
	Promotion PSU	8/7/2025[4]	7/8/2025				12,792	38,185	76,370				4,959,977
	Annual RSU	2/27/2025[5]	2/5/2025							23,111			3,311,111
	Retention RSU	2/27/2025[6]	2/5/2025							11,555			1,655,484
	Promotion RSU	8/7/2025[4]	7/8/2025							18,808			2,107,999
Philip L. Johnson	Annual Cash	—	—	—	487,500	1,462,500							
	Annual PSU	2/27/2025	2/5/2025				2,542	15,407	30,814				2,735,792
	Annual RSU	2/27/2025[5]	2/5/2025							15,407			2,207,359
	Retention RSU	2/27/2025[6]	2/5/2025							7,704			1,103,751
Bruce C. Cozadd	Annual Cash	—	—	—	1,379,180	2,758,360							
	Annual RSU	2/27/2025[5]	2/5/2025							30,814			4,414,719
	Director RSU	11/20/2025[7]	10/22/2025							2,506			440,404
	Modified Options[8]	—	—	—	—	—	—	—	—	—	511,500	[8]	12,041,389
Robert Iannone, M.D., M.S.C.E	Annual Cash	—	—	—	520,000	1,560,000							
	Annual PSU	2/27/2025	2/5/2025				2,923	17,718	35,436				3,146,195
	Annual RSU	2/27/2025[5]	2/5/2025							17,718			2,538,456
	Retention RSU	2/27/2025[6]	2/5/2025							8,859			1,269,228
Neena M. Patil	Annual Cash	—	—	—	471,250	1,413,750							
	Annual PSU	2/27/2025	2/5/2025				2,065	12,518	25,036				2,222,830
	Annual RSU	2/27/2025[5]	2/5/2025							12,518			1,793,453
	Retention RSU	2/27/2025[6]	2/5/2025							5,778			827,813
Samantha Pearce	Annual Cash	—	—	—	455,000	1,365,000							
	Annual PSU	2/27/2025	2/5/2025				1,970	11,941	23,882				2,120,415
	Annual RSU	2/27/2025[5]	2/5/2025							11,941			1,710,786
	Retention RSU	2/27/2025[6]	2/5/2025							5,778			827,813

(1) This column sets forth the target and maximum bonus amount for each NEO for the year ended December 31, 2025 under our performance bonus plan. There are no threshold amounts for each individual officer established under our performance bonus plan. The amounts shown under "Target" reflect the applicable target payment under the performance bonus plan if (i) we achieved 100% of the pre-determined 2025 corporate goals established by our Compensation Committee, and (ii) as applicable, each NEO's individual performance percentage was assessed at 100% by our Compensation Committee with respect to his or her contributions toward the achievement of our corporate goals. The amounts shown under "Maximum" reflect the applicable maximum payment under our performance bonus plan if (i) we achieved maximum pre-determined 2025 corporate goals established by our Compensation Committee,



and (ii) as applicable, each NEO achieved maximum individual performance as assessed by our Compensation Committee with respect to his or her contributions toward the achievement of our corporate goals; provided, however, that the 2025 bonus payable under the performance bonus plan may not exceed 200% of the officer's target bonus in the case of the Ms. Gala, our President, CEO and Director, and Mr. Cozadd. our Chairperson and former CEO (whose bonuses are determined solely based on corporate objective achievement) and 300% for each other NEO. Target bonuses were set as a percentage of each NEO's base salary rate as of December 31, 2025 and originally were 110% for each of Ms. Gala and Mr. Cozadd, and 65% for each of Mr. Johnson, Dr. Iannone, Ms. Patil and Ms. Pearce. The dollar value of the actual bonus award earned for the year ended December 31, 2025 for each NEO is set forth in the Summary Compensation Table above. As such, the amounts set forth in this column do not represent either additional or actual compensation earned by the NEOs for the year ended December 31, 2025. For a description of the performance bonus plan, see "*Compensation Discussion and Analysis— Goals for and Achievement of 2025 Performance-Based Compensation—2025 Performance Bonus Program*" above.

(2)   PSU awards were granted to our NEOs on February 27, 2025 pursuant to the 2011 Plan, with the exception of the additional PSUs granted to Ms. Gala on August 7, 2025 in connection with her appointment as President and CEO. Each of the PSU awards vests depending on the achievement of four objective performance metrics to be assessed over a performance period of January 1, 2025 to December 31, 2027, including our Company's relative TSR for the three-year period. The peer group used for purposes of calculating relative TSR (weighted at 33%) is the Nasdaq Biotechnology Index. The performance metric (weighted at 67%) is comprised of certain revenue metrics, pipeline readouts and approvals, and corporate development achievements further outlined in the operational execution scorecard. The amounts shown reflect the number of shares that may be earned for threshold performance at 50% of target for the relative TSR metric, the number of shares that may be earned for target performance at 100% of target and the number of shares that may be earned for maximum performance at 200% of target. For additional information on PSUs granted to our NEOs in 2025, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Long-Term Incentive Program*" and "*Compensation Discussion and Analysis—Goals for and Achievement of 2025 Performance-Based Compensation—2025 – 2027 PSU Program*" above. The PSU awards are subject to potential vesting acceleration as described below under the heading "*Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs*" and "*Description of Compensation Arrangements—Equity Compensation Arrangements—2011 Equity Incentive Plan.*" See also "*Description of Compensation Arrangements—Equity Compensation Arrangements—2011 Equity Incentive Plan*" below for a general description of the material terms of the 2011 Plan.

(3)   The dollar amounts in this column represent the grant date fair value of each PSU and RSU award, as applicable, granted to the NEOs in 2025. These amounts have been calculated in accordance with FASB ASC 718. The grant date fair value for RSUs is based on the closing price of our ordinary shares on the date of grant. The grant date fair value for PSUs is calculated using a Monte Carlo simulation model for the value of 1/3 of the number of PSUs and the closing price of our ordinary shares on the date of the grant for the value of 2/3 of the number of PSUs. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the NEOs. The fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. With respect to Mr. Cozadd, the dollar amounts in this column also represent the aggregate incremental fair value, calculated in accordance with FASB ASC 718, in connection with the modification in 2025 of several outstanding stock option awards held by Mr. Cozadd as described in footnote 8 below.

(4)   In connection with her appointment as President and CEO as of August 11, 2025, Ms. Gala received additional one-time promotion PSU and RSU awards, incremental to her 2025 annual equity grant.

(5)   Each of the annual RSU awards vests in four equal annual installments on the anniversary of the vesting commencement date of March 5, 2025, with the exception of the RSUs granted to (i) Ms. Gala on August 7, 2025 in connection with her appointment as President and CEO, (ii) Mr. Cozadd on November 20, 2025 in connection with his continued service as Chairperson and (iii) the retention RSUs granted to each of the NEOs, excluding Mr. Cozadd, in February 2025. As a general matter, time-based RSUs will cease vesting upon each NEO's last day of service. RSU awards are subject to potential vesting acceleration as described below under the headings "*Description of Compensation Arrangements—Equity Compensation Arrangements—2011 Equity Incentive Plan*" and "*Potential Payments upon Termination or Change in Control—Change in Control Plan.*"

(6)   Represents retention RSU awards, which will vest in full on June 30, 2026, subject to continued service through such date.

(7)   In connection with his continued service as Chairperson following retirement as CEO, Mr. Cozadd received a pro-rated annual director RSU award, which vests in full on July 24, 2026, subject to continued service through such date. The Director RSU award granted to Mr. Cozadd in November 2025 was granted pursuant to the 2007 Directors Plan.

(8)   Mr. Cozadd was not granted any new stock option awards in 2025. The value in this row represents the aggregate incremental fair value, calculated in accordance with FASB ASC 718, in connection with the modification in 2025 of several outstanding stock option awards held by Mr. Cozadd as described under "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Modification of Outstanding Stock Options.*" The stock option awards that were modified include the following: 77,500 stock options with an exercise price of $123.36; 86,500 stock options with an exercise price of $136.18; 92,500 stock options with an exercise price of $140.67; 125,000 stock options with an exercise price of $140.03; and 130,000 stock options with an exercise price of $113.10.



Description of Compensation Arrangements

Executive Employment and Severance Agreements

With the exception of Ms. Gala, we do not have employment agreements currently in effect with any of our NEOs based in the U.S. Like other employees, such executive officers are eligible for annual salary increases, participation in the performance bonus plan and discretionary equity grants. From time to time, we have provided an offer letter in connection with the commencement of employment of an executive officer based in the U.S., which describes such executive officer's initial terms of employment. In 2024, we entered into offer letters with each of Ms. Pearce and Mr. Johnson. In connection with Mr. Johnson's offer letter, we also entered into a sign-on bonus repayment agreement with him that describes the terms of his signing bonus; for more information, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Individual NEO Compensation Decisions*" above.

On July 30, 2025 we entered into a CEO Employment Agreement with Ms. Gala appointing her as the President, CEO and Director effective August 11, 2025. The agreement included Ms. Gala's initial base salary, discretionary target bonus, equity grant and severance benefits. Pursuant to the CEO Employment Agreement, Ms. Gala will be entitled to a cash severance payment equal to 18 months of her base salary in the case of an involuntary termination, as defined in the agreement. In addition, Ms. Gala will be entitled to a bonus severance payment if she is employed with our Company or its affiliates through at least January 31 of the calendar year in which an involuntary termination occurs. Furthermore, if the date of involuntary termination occurs in the first quarter of the calendar year and such date is prior to the scheduled payment date for previous year annual bonus(es), Ms. Gala will receive payment of the annual bonus for such previous calendar year at the target amount.

Change in Control and Severance Benefits

Each of our NEOs is a participant in the CIC Plan, a description of which is included below under the heading "*Potential Payments upon Termination or Change in Control—Change in Control Plan.*" Each of our NEOs other than Mr. Cozadd, our Chairperson and former CEO and Ms. Gala, our President, CEO and Director, is a participant in the Severance Plan, a description of which is included below under the heading "*Potential Payments upon Termination or Change in Control—Severance Plan.*" Ms. Gala was a participant in the Severance Plan while in her role as President and COO until her appointment as President, CEO and Director in August 2025.

Equity Compensation Arrangements

Since the Azur Merger, we have granted equity awards to employees, including the NEOs (other than Mr. Cozadd's Director RSU award in November 2025, which was granted under the 2007 Directors Plan), under the 2011 Plan. From the initial public offering of Jazz Pharmaceuticals, Inc. until the Azur Merger, we granted equity awards to our employees, including some of the NEOs, under the 2007 Equity Incentive Plan. As a result of the GW Acquisition, we assumed the GW 2020 Equity Incentive Plan. For more information on our current equity compensation program and decisions regarding the grants of equity awards in 2025 for our NEOs, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs*" above. The following is a brief summary of the material terms of each of our equity compensation plans.

2011 Equity Incentive Plan

The following is a brief summary of the material terms of the 2011 Plan, as amended and restated.

Types of Awards. The 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, RSU awards, other stock awards, and performance awards (including PSU awards) that may be settled in cash, shares, or other property, which may be granted to employees, including executive officers.



Corporate Transactions. In the event of certain significant corporate transactions (as defined in the 2011 Plan and described below), our Board will have the discretion to take one or more of the following actions with respect to outstanding stock awards (contingent upon the closing or completion of such corporate transaction), unless otherwise provided in the stock award agreement or other written agreement with the participant or unless otherwise provided by our Board at the time of grant:

- arrange for assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation (or its parent company);

- arrange for the assignment of any reacquisition or repurchase rights applicable to any shares issued pursuant to a stock award to the surviving or acquiring corporation (or its parent company);

- accelerate the vesting, in whole or in part, and exercisability of a stock award and provide for its termination if it is not exercised at or prior to the corporate transaction;

- arrange for the lapse of any reacquisition or repurchase rights applicable to any shares issued pursuant to a stock award;

- cancel or arrange for the cancellation of a stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as our Board may consider appropriate; or

- make a payment equal to the excess, if any, of (a) the value of the property that the participant would have received upon the exercise of the stock award over (b) any exercise price payable in connection with such exercise.

Our Board need not take the same action for each stock award or with regard to all participants.

For purposes of the 2011 Plan, a "corporate transaction" generally means (i) a sale or disposition of all or substantially all our assets or a sale or disposition of at least 90% of our outstanding securities; (ii) a merger, consolidation or similar transaction after which we are not the surviving corporation; or (iii) a merger, consolidation or similar transaction after which we are the surviving corporation but our ordinary shares are converted or exchanged into other property.

CIC. Our Board has the discretion to provide additional acceleration of vesting and exercisability upon or after a CIC (as defined in the 2011 Plan and described below) as may be provided in a stock award agreement or any other written agreement between us or any of our affiliates and a participant. The forms of stock option agreement and RSU award agreement adopted by our Board under the 2011 Plan provide that in the event a participant's service relationship with us or a successor entity is terminated due to an involuntary termination without cause (as defined in the stock award agreement and as described below) within 12 months following, or one month prior to, the effective date of a CIC, the vesting (and in the case of stock options, exercisability) of the stock award will accelerate in full. The treatment of the 2025 PSUs in the event of a CIC is described below under the heading, "*Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs*."

For purposes of the 2011 Plan and the forms of award agreements issued thereunder, a "change in control" or "CIC" generally means (i) a person or group acquires ownership of more than 30% of the combined voting power of our outstanding securities (other than directly from our Company); (ii) certain compromises or arrangements sanctioned by the Irish courts, certain schemes, contracts or offers that have become binding on all of our shareholders, certain takeover bids, certain offers or reverse takeover transactions or a reorganization, merger, statutory share exchange, consolidation or similar transaction involving us, and (A) after which our shareholders do not own more than 50% of the combined voting power of the surviving entity or its parent in substantially the same proportion as their ownership of our outstanding voting securities immediately before the transaction, (B) a person or group acquires ownership of more than 30% of the combined voting power of the surviving entity or its parent, or (C) at least a majority of the members of the board of directors of the parent (or the surviving entity, if there is no parent) following such transaction are not incumbent Board members (as defined in (v) below) at the time our Board approves the transaction; (iii) our shareholders or our Board approves a complete dissolution or liquidation of our Company, or a complete dissolution or liquidation of our Company otherwise occurs (except for a liquidation into a parent company); (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets, other than to certain entities; or (v) individuals who were members of our Board on the date of adoption of the 2011 Plan (or members of our Board approved or recommended by a majority vote of such members still in office), referred to as "incumbent board members," cease to constitute at least a majority of our Board.



An "involuntary termination without cause" generally means that a participant's service relationship with us is terminated for any reason other than for the following reasons (and not upon a participant's death or disability): (i) participant's commission of any felony or crime involving fraud, dishonesty or moral turpitude under the laws of the U.S. or any state thereof (with respect to Irish participants, the participant's conviction for any criminal offense (other than an offense under any road traffic legislation in Ireland, the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed) or any offense under any regulation or legislation relating to insider dealing, fraud or dishonesty); (ii) participant's attempted commission of or participation in a fraud or act of dishonesty against us; (iii) participant's intentional, material violation of any contract or agreement with us or of any statutory duty owed to us; (iv) participant's unauthorized use or disclosure of our confidential information or trade secrets; or (v) participant's gross misconduct.

2007 Employee Stock Purchase Plan

Additional long-term equity incentives are provided through the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the ESPP, all of our regular employees and employees of any of our parent or subsidiary companies designated by our Board as eligible to participate may participate and may contribute, normally through payroll deductions, up to 15% of their earnings up to a total of $15,000 per purchase period for the purchase of our ordinary shares under the ESPP. The ESPP is currently offered to our regular employees in Ireland, Canada and the U.S., including the NEOs. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with a duration of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which our ordinary shares will be purchased for employees participating in the offering. Unless otherwise determined by our Board, ordinary shares are purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of an ordinary share on the first date of an offering or (b) 85% of the fair market value of an ordinary share on the date of purchase.

Performance Bonus Plan

We maintain a performance bonus plan to reward executive officers and other employees for successful achievement of company-wide performance objectives and individual contributions toward those objectives on an annual basis. More information regarding the performance bonus plan is provided above under the headings "*Compensation Discussion and Analysis— Goals for and Achievement of 2025 Performance-Based Compensation—2025 Performance Bonus Program*" and "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs.*"

401(k) Plan

Our employees based in the U.S. are eligible to participate in the 401(k) Plan. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. Employee contributions are held and invested by the 401(k) Plan's trustee. The 401(k) Plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to a statutory annual limit, which was $24,500 for employees under age 50, and $32,000 for employees age 50 and over in 2025. The 401(k) Plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2013, we began making discretionary matching contributions, which for 2025, consisted of a match of 100% of up to the first 5% of eligible compensation contributed by each employee toward his or her 401(k) plan.

Additional Benefits

The NEOs are eligible to participate in our benefit plans generally available to all employees, as described in "*Compensation Discussion and Analysis—Key Components and Design of the Executive Compensation Program.*"

Pension Benefits

Other than with respect to tax-qualified defined contribution plans such as the 401(k) Plan, in the U.S., the NEOs do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement. For NEOs based outside the U.S., we offer pension or other retirement benefits that are consistent with local regulations and on the same basis as other employees in such jurisdictions.

Nonqualified Deferred Compensation

During the year ended December 31, 2025, the NEOs did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.



Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, for the fiscal year ended December 31, 2025, certain information regarding outstanding equity awards held at fiscal year-end for the NEOs.

Outstanding Equity Awards at 2025 Fiscal Year-End Table

Name	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[2]	Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Renee D. Gala	41,500	—	109.45	5/6/2030	18,808 [5]	3,197,360	76,370 [15]	12,982,900
	—	—	—	—	23,111 [6]	3,928,870	46,222 [16]	7,857,740
	—	—	—	—	11,555 [7]	1,964,350	39,832 [17]	6,771,440
	—	—	—	—	14,937 [8]	2,539,290	—	—
	—	—	—	—	386 [9]	65,620	—	—
	—	—	—	—	6,392 [10]	1,086,640	—	—
	—	—	—	—	2,932 [11]	498,440	—	—
	—	—	—	—	12,741 [12]	2,165,970	—	—
Philip L. Johnson	—	—	—	—	15,407 [6]	2,619,190	30,814 [16]	5,238,380
	—	—	—	—	7,704 [7]	1,309,680	31,864 [17]	5,416,880
	—	—	—	—	11,949 [8]	2,031,330	—	—
Bruce C. Cozadd	130,000	—	113.1	2/26/2030	2,506 [13]	426,020	57,012 [17]	9,692,040
	125,000	—	140.03	2/27/2029	35,924 [8]	6,107,080	—	—
	92,500	—	140.67	2/29/2028	20,228 [10]	3,438,760	—	—
	86,500	—	136.18	3/1/2027	10,686 [11]	1,816,620	—	—
	—	—	—	—	35,917 [12]	6,105,890	—	—
Robert Iannone, M.D., M.S.C.E.	27,000	—	113.1	2/26/2030	17,718 [6]	3,012,060	35,436 [16]	6,024,120
	30,500	—	137.12	8/7/2029	8,859 [7]	1,506,030	33,856 [17]	5,755,520
	—	—	—	—	12,696 [8]	2,158,320	—	—
	—	—	—	—	6,223 [10]	1,057,910	—	—
	—	—	—	—	2,843 [11]	483,310	—	—
	—	—	—	—	11,699 [12]	1,988,830	—	—
Neena M. Patil	21,000	—	113.1	2/26/2030	12,518 [6]	2,128,060	25,036 [16]	4,256,120
	30,000	—	137.12	8/7/2029	5,778 [7]	982,260	24,696 [17]	4,198,320
	—	—	—	—	9,261 [8]	1,574,370	—	—
	—	—	—	—	4,709 [10]	800,530	—	—
	—	—	—	—	2,221 [11]	377,570	—	—
	—	—	—	—	8,852 [12]	1,504,840	—	—
Samantha Pearce	6,907	—	109.45	5/6/2030	11,941 [6]	2,029,970	23,882 [16]	4,059,940
	—	—	—	—	5,778 [7]	982,260	24,122 [17]	4,100,740
	—	—	—	—	5,247 [14]	891,990	—	—
	—	—	—	—	3,798 [8]	645,660	—	—
	—	—	—	—	1,934 [10]	328,780	—	—
	—	—	—	—	959 [11]	163,030	—	—
	—	—	—	—	3,637 [12]	618,290	—	—

(1) In addition to the specific vesting schedule for each stock award, each unvested stock award is subject to the general terms of the 2011 Plan, as applicable, including the potential for future vesting acceleration described above under the heading "*Description of Compensation Arrangements—Equity Compensation Arrangements*" as well as the potential vesting acceleration (i) under the terms of the CIC Plan described below under the heading "*Potential Payments upon Termination or Change in Control—Change in Control Plan*" and (ii) pursuant to the 2022, 2023, 2024 and 2025 RSU and PSU award agreements described under, "*Potential Payments upon*



Termination or Change in Control—Treatment of 2022, 2023, 2024 and 2025 RSUs" and "*Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs.*"

(2)   As a general matter, stock options granted to NEOs expire on the day before the tenth anniversary of their grant date, or earlier in the event of an NEO's termination of service. In the event of an NEO's termination of service, stock options generally expire three months after such termination of service, with the exception of Mr. Cozadd's stock options, which expire on the date that is twelve (12) months following the date his service as a member of the Board terminates, subject to extension under limited circumstances such as if the sale of shares during such time was prohibited by our insider trading policy or if exercise would result in violation of securities registration requirements. For more information, see description under the heading "*Potential Payments upon Termination or Change in Control—Equity Compensation Plans.*"

(3)   The market values of the time-based RSU awards and PSU awards that have not vested are calculated by multiplying the number of shares underlying the RSU awards and PSU awards shown in the table by $170.00, the closing price of our ordinary shares on December 31, 2025.

(4)   The market values of the PSU awards that have not vested are calculated by multiplying the number of shares underlying the PSU awards shown in the table by $170.00, the closing price of our ordinary shares on December 31, 2025.

(5)   RSUs awarded on August 7, 2025, vesting in equal annual installments over four years measured from the vesting commencement date of September 8, 2025.

(6)   RSUs awarded on February 27, 2025, vesting in equal annual installments over four years measured from the vesting commencement date of March 5, 2025, subject to continued service through such date.

(7)   RSUs awarded as retention grants on February 27, 2025, which will vest in full on June 30, 2026, subject to continued service through such date.

(8)   RSUs awarded on March 1, 2024, vesting in equal annual installments over four years measured from the vesting commencement date of March 5, 2024, subject to continued service through such date.

(9)   RSUs awarded on November 10, 2023, vesting in equal annual installments over four years measured from the vesting commencement date of December 5, 2023, subject to continued service through such date.

(10) RSUs awarded on March 3, 2023, vesting in equal annual installments over four years measured from the vesting commencement date of March 5, 2023, subject to continued service through such date.

(11) RSUs awarded on March 3, 2022, vesting in equal annual installments over four years measured from the vesting commencement date of March 5, 2022, subject to continued service through such date.

(12) This reflects the actual number of shares earned under PSUs granted in 2023 based on the performance period ended December 31, 2025. The PSUs vested on January 16, 2026.

(13) RSUs awarded on November 20, 2025, which will vest in full on July 24, 2026, subject to continued service through such date.

(14) RSUs awarded on August 2, 2024, vesting in equal annual installments over four years measured from the vesting commencement date of August 5, 2024, subject to continued service through such date.

(15) For the PSUs granted to Ms. Gala in August 2025, the maximum number of PSUs is shown assuming a maximum performance of 200%. The actual number of PSUs that could be earned is not yet determinable. For additional information on the 2025 PSUs, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Long-Term Incentive Program*" and "*Compensation Discussion and Analysis—Goals for and Achievement of 2025 Performance-Based Compensation —2025 – 2027 PSU Program*" above.

(16) For the PSUs granted in 2025, the maximum number of PSUs is shown in each case assuming maximum performance of 200%. The actual number of PSUs that will be earned is not yet determinable. For additional information on the 2025 PSUs, see "*Compensation Discussion and Analysis—2025 Compensation Decisions for Our NEOs—Long-Term Incentive Program*" and "*Compensation Discussion and Analysis—Goals for and Achievement of 2025 Performance-Based Compensation —2025 – 2027 PSU Program*" above.

(17) For the PSUs granted in 2024, the maximum number of PSUs is shown in each case assuming maximum performance of 200%. The actual number of PSUs that could be earned is between 0% and 200% of the target number of PSUs, which vest depending on our Company's achievement with respect to certain performance criteria and our relative TSR compared to the constituents the Nasdaq Biotechnology Index over the three-year performance period. The actual number of PSUs that will be earned is not yet determinable.



Option Exercises and Stock Vested in Fiscal 2025

The following table provides information on stock awards vested and stock options exercised, including the number of shares acquired upon exercise and the value realized, determined as described below, for the NEOs in the year ended December 31, 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Renee D. Gala	—	—	21,569	2,875,996
Philip L. Johnson	—	—	3,983	553,437
Bruce C. Cozadd	77,500	4,219,939	104,195	13,601,075
Robert Iannone, M.D., M.S.C.E	—	—	19,826	2,632,248
Neena M. Patil	—	—	15,344	2,036,288
Samantha Pearce	—	—	8,267	1,067,370

(1) The value realized on exercise is based on the difference between the closing price of our ordinary shares on the date of exercise and the applicable exercise price of those options and does not represent actual amounts received by Mr. Cozadd as a result of the option exercises.

(2) The value realized on vesting is based on the number of shares underlying the RSUs and PSUs that vested and the closing price of our ordinary shares on the vesting date.

Potential Payments upon Termination or Change in Control

Change in Control Plan

All of our NEOs are eligible for certain severance and CIC benefits under our CIC Plan. The CIC Plan applies to eligible executive employees of our Company and provides that, in the event that an executive's employment terminates due to an involuntary termination without cause or a constructive termination, in each case upon or within 12 months following a CIC (as such terms are defined in the CIC Plan and described generally below), and assuming all of the other conditions of the CIC Plan are met, each executive who is a participant in the CIC Plan (including each of our NEOs) would be entitled to the following benefits under the CIC Plan:

- A single, lump sum cash severance payment equal to the sum of: (i) the applicable base salary described below, multiplied by the applicable percentage set forth below; plus (ii) the product of (A) the applicable base salary, (B) the applicable bonus percentage described below and (C) the applicable percentage set forth below; plus (iii) the product of (A) the applicable base salary, (B) the applicable bonus percentage and the quotient obtained by dividing the number of full months that an executive is employed in the year of the termination by 12.

  ◦ The "applicable base salary" is the higher of the executive's base salary in effect (i) on the date of termination (without giving effect to any reduction in base salary that would constitute grounds for a constructive termination) or (ii) immediately prior to the CIC, without giving effect to any voluntary pay reduction taken by the executive during the 12 months preceding the date of termination or the CIC.

  ◦ The "applicable percentage" is 200% for our CEO, executive chairperson or president, 150% for senior vice presidents and above and 100% for vice presidents.

  ◦ The "applicable bonus percentage" is the greater of (i) the highest amount of any annual bonus paid to the executive for either of the last two calendar years prior to (A) the date of termination or (B) the CIC, in each case expressed as a percentage of the executive's base salary for the applicable year, and (ii) the higher of the executive's target bonus for the calendar year in which (A) the termination occurs or (B) the CIC occurs, in each case expressed as a percentage of the executive's base salary for such year.



- Full payment of all of the applicable COBRA premiums for any health, dental or vision plan sponsored by us for a period of up to (i) 24 months for our CEO, executive chairperson or president, (ii) 18 months for executive vice presidents and senior vice presidents, and (iii) 12 months for vice presidents, provided that the executive timely elects continued coverage.

- Acceleration in full of the vesting and exercisability, as applicable, of outstanding stock options and other equity awards held by the executive.

The following key terms are defined in the CIC Plan:

- A "change in control" or "CIC" generally means: (i) a person or group acquires ownership of more than 30% of the combined voting power of our outstanding securities (other than directly from our Company); (ii) certain compromises or arrangements sanctioned by the Irish courts, certain schemes, contracts or offers that have become binding on all of our shareholders, certain takeover bids, certain offers or reverse takeover transactions, or a reorganization, merger, statutory share exchange, consolidation or similar transaction involving us, after which our shareholders do not own more than 50% of the combined voting power of the surviving entity or its parent in substantially the same proportion as their ownership of our outstanding voting securities immediately before the transaction, or a person or group acquires ownership of more than 30% of the combined voting power of the surviving entity or its parent, or at least a majority of the members of the board of directors of the parent (or the surviving entity, if there is no parent) following such transaction are not incumbent Board members (as defined in (v) below) at the time our Board approves the transaction; (iii) our shareholders or our Board approves a complete dissolution or liquidation of our Company, or a complete dissolution or liquidation of our Company otherwise occurs (except for a liquidation into a parent company); (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets, other than to certain entities; or (v) individuals who were members of our Board as of February 10, 2016 (or members of our Board approved or recommended by a majority vote of such members still in office), referred to as "incumbent board members," cease to constitute at least a majority of the board of directors.

- An "involuntary termination without cause" generally means an executive's employment is terminated for any reason other than for the following reasons: (i) the executive's unauthorized use or disclosure of confidential information or trade secrets which causes material harm to us; (ii) the executive's material breach of any agreement with us (or the executive's material violation of any statutory duty owed to us) after an opportunity to cure; (iii) the executive's material failure to comply with our written policies or rules after an opportunity to cure; (iv) the executive's conviction or plea of guilty or no contest to any crime involving fraud, dishonesty or moral turpitude; (v) the executive's gross misconduct; (vi) the executive's continued failure to perform his or her assigned duties after notification; or (vii) the executive's failure to reasonably cooperate in good faith with any governmental or internal investigation of us or our directors, officers or employees. An "involuntary termination without cause" also includes an executive's termination of employment due to death or disability.

- A "constructive termination" generally means an executive resigns employment after any of the following actions are taken or events occur without the executive's written consent: (i) one or more reductions in the executive's base salary that results in a total reduction in the executive's base salary, as in effect immediately prior to the CIC or any higher base salary in effect following the CIC, by more than 10%; (ii) a relocation of the executive's principal place of employment that increases the executive's one-way commute by more than 35 miles; (iii) a substantial reduction in the executive's authority, duties or responsibilities that are in effect immediately prior to the CIC, provided that if the executive holds the same position but the size of the executive's employing entity or business unit has decreased significantly or our Company or the executive's employing entity ceases to be a publicly-traded corporation, the executive's authority, duties and responsibilities will be considered to be substantially reduced; (iv) a reduction in the executive's title; or (v) a substantial increase in executive's required business travel as compared with the executive's required business travel prior to the CIC.

We benefit by requiring the executive to execute an effective general waiver and release of claims in order to be eligible to receive benefits under the CIC Plan. All other benefits (such as life insurance, disability coverage and 401(k) Plan eligibility) will terminate as of the executive's termination date.

Jazz Pharmaceuticals

The CIC Plan does not provide for the gross up of any excise taxes imposed by Section 4999 of the Code. If any of the severance benefits payable under the CIC Plan would constitute a "parachute payment" within the meaning of Section 280G of the Code, subject to the excise tax imposed by Section 4999 of the Code, the CIC Plan provides for a best after-tax analysis with respect to such payments, under which the executive will receive whichever of the following two alternative forms of payment would result in executive's receipt, on an after-tax basis, of the greater amount of the transaction payment notwithstanding that all or some portion of the transaction payment may be subject to the excise tax (i) payment in full of the entire amount of the transaction payment, or (ii) payment of only a part of the transaction payment so that the executive receives the largest payment possible without the imposition of the excise tax.

The executive would not receive benefits under the CIC Plan in certain circumstances, including if (i) the executive voluntarily terminates employment with us to accept employment with another entity that is controlled, directly or indirectly, by us or is otherwise affiliated with us, (ii) the executive does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information and our Code of Conduct and Ethics, or (iii) the executive does not return all company property. In addition, benefits would be terminated under the CIC Plan if the executive willfully breaches his or her agreements with us relating to proprietary and confidential information or our Code of Conduct and Ethics.

The structure and amount of benefits provided under the CIC Plan are intended to balance our goals of attracting and retaining highly qualified individuals, providing the appropriate incentive for such individuals to perform in the best interests of our shareholders and maintaining responsible pay practices. Our Compensation Committee periodically reviews market data to gain a general understanding of the CIC benefits offered by our competitors and reviews the benefits offered under the CIC Plan against such market data to ensure that the benefits under the CIC Plan remain appropriate.

Severance Plan

We adopted our Severance Plan effective April 23, 2025. All of our NEOs for 2025 other than Ms. Gala, our President, CEO and Director, and Mr. Cozadd, our Chairperson and former CEO, are eligible for certain severance benefits under the Severance Plan. The Severance Plan applies to eligible executive employees of our Company who serve on our EC, other than our CEO, and provides that, in the event that an executive's employment terminates due to an involuntary termination without cause that does not occur upon or within 12 months following a CIC (as such terms are defined in the Severance Plan and described generally below), and assuming all of the other conditions of the Severance Plan are met, each executive who is a participant in the Severance Plan (including each of our NEOs for 2025 other than Ms. Gala, our President, CEO and Director, and Mr. Cozadd, our Chairperson and former CEO) would be entitled to the following benefits under the Severance Plan:

- A single, lump sum cash severance payment equal to the sum of: (i) 100% of the executive's annual base salary in effect on the date of the executive's termination; plus (ii) if the executive has been employed by us through at least January 31 of the calendar year in which the involuntary termination occurs, an amount equal to (A) the executive's target bonus for such calendar year multiplied by (B) a ratio, the numerator of which is the number of calendar days that the executive is employed by us during such calendar year and denominator of which is the total number of calendar days in such calendar year. If the date of the involuntary termination occurs in the first quarter of the calendar year and such date is prior to the scheduled payment date for previous year annual bonuses, the executive will receive payment of the previous year annual bonus at the target amount prorated by the number of days the executive was employed by us during the previous calendar year if the executive was not employed for the full previous calendar year.

- Full payment of all of the applicable COBRA premiums for any health, dental or vision plan sponsored by us for a period of up to 12 months following the involuntary termination, provided that the executive timely elects continued coverage.

- Continued vesting of outstanding time-based RSUs and PSUs that were granted to the executive at least 12 months prior to the date of the involuntary termination as follows: (i) unvested time-based RSUs will continue to vest on each vesting date scheduled that occurs during the 12 month period following the involuntary termination pursuant to the original vesting schedule under which such time-based RSUs were granted and (ii) PSUs that are subject to vesting based on the achievement of performance goals during a performance period that is scheduled to end during the 12 month period following the involuntary termination will vest on the date our Compensation Committee certifies the number of such PSUs, if any, that are eligible to vest in an amount equal to (a) the number of such PSUs, if any, that our Compensation Committee certifies are eligible to vest based on the actual performance measured against the performance goals for the applicable performance period multiplied by (b) a ratio, the numerator of which is the number of calendar days during the performance period for such PSUs that had elapsed prior to the involuntary termination and the denominator of which is



the total number of calendar days in such performance period (or, if granted to the executive after the standard grant date for such PSUs, the period commencing on the date such PSUs were granted to the executive and ending on the last day of the performance period), rounded up to the next whole PSU.

• Outplacement services for a period of up to 12 months following the involuntary termination.

We benefit by requiring the executive to execute an effective general waiver and release of claims in order to be eligible to receive benefits under the Severance Plan. In addition, payments and benefits under the Severance Plan are subject to our Clawback Policy and may, at our discretion, be recouped upon certain other specified recoupment events, including certain financial misconduct, compliance violations, ethical breaches and quality control failures, irrespective of whether accompanied by an accounting restatement.

A "change in control" or "CIC" and "involuntary termination without cause" generally have the same meanings under the Severance Plan as under our CIC Plan described above, except that a participant's death or disability will not constitute an "involuntary termination without cause" for purposes of the Severance Plan. Because benefits under the Severance Plan are only payable upon an involuntary termination without cause that does not occur upon or within 12 months following a CIC, there is no overlap where an executive officer who is subject to an involuntary termination would receive benefits under both the CIC Plan and the Severance Plan.

The Severance Plan does not provide for the gross up of any excise taxes imposed by section 4999 of the Code. If any of the severance benefits payable under the Severance Plan would constitute a "parachute payment" within the meaning of section 280G of the Code, subject to the excise tax imposed by section 4999 of the Code, the Severance Plan provides for the same best after-tax analysis with respect to such payments as described above for the CIC Plan.

The executive would not receive benefits under the Severance Plan in certain circumstances, including if (i) the executive voluntarily terminates employment with us to accept employment with another entity that is controlled, directly or indirectly, by us or is otherwise affiliated with us, (ii) the executive does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information and our Code of Conduct and Ethics, or (iii) the executive does not return all company property. In addition, benefits would be terminated under the Severance Plan if the executive willfully breaches his or her agreements with us relating to proprietary and confidential information or our Code of Conduct and Ethics.

The structure and amount of benefits provided under the Severance Plan are intended to balance our goals of attracting and retaining highly qualified individuals, providing the appropriate incentive for such individuals to perform in the best interests of our shareholders and maintaining responsible pay practices.

Equity Compensation Plans

The 2011 Plan and award agreements thereunder provide for potential vesting acceleration upon an executive's termination in connection with a CIC and, at the discretion of our Board, upon certain CIC events, as further described above under the heading "*Description of Compensation Arrangements—Equity Compensation Arrangements*." In addition, under the terms of the 2011 Plan and the option award agreements thereunder, the vested portion of stock options granted to the NEOs will generally expire three months after the applicable NEO's termination of service, subject to extension under limited circumstances such as if the sale of shares during such time was prohibited by our insider trading policy or if exercise would result in violation of securities registration requirements. We refer to the period following the NEO's termination during which he or she can continue to exercise his or her vested stock options as the post-termination exercise period. However, in termination situations involving the death or disability of an NEO, the post-termination exercise period is generally extended up to 12 months in connection with a termination due to disability and up to 18 months in connection with a termination due to death. As the value of such extended post-termination exercise periods is not quantifiable, such value is not included in the table below.

Treatment of 2022, 2023, 2024 and 2025 RSUs

The RSU award agreements applicable to the RSUs granted in 2022, 2023, 2024 and 2025 provide for vesting continuation or potential vesting acceleration upon an executive's death, disability or retirement. If an NEO's continuous service terminates due to death, such vesting of the RSUs will be accelerated in full, effective as of the date of such termination. If an NEO's continuous service terminates due to disability, the NEO's unvested RSUs will continue to vest pursuant to the original vesting schedule as provided in the RSU award grant notice. If, on or after the first anniversary of the date of grant of such RSUs, the NEO's continuous service terminates due to the NEO's Regular Retirement or NEO's Long-Service Retirement (each as defined below), then provided that (i) the NEO has given our Company at least four months advance written notice of the NEO's intention to terminate his or her continuous service and (ii) the NEO executes and delivers a non-solicitation agreement satisfactory to our Company that will apply for a period of 12 months after the termination date, then the RSUs will be treated as follows:

(1) In the case of an NEO's Regular Retirement, a pro-rata portion of each unvested tranche of RSUs will continue to vest pursuant to the original vesting schedule as provided in the grant notice. For each such unvested tranche of the RSUs, such pro-rata portion will be determined by reference to the number of RSUs in such unvested tranche of the award multiplied by the ratio of (x) the number of calendar days that have elapsed from the vesting commencement date through the date of an NEO's termination of continuous service divided by (y) the total number of calendar days in such vesting tranche (which, for clarity, will be equal to the number of calendar days that have elapsed from the vesting commencement date through the vesting date for such tranche), and rounded down to the nearest whole RSU. For purposes of the foregoing, "Regular Retirement" means an NEO's voluntary termination of continuous service, unless circumstances exist at the time of such termination that would constitute cause, following (a) the NEO's completion of five years of continuous service and (b) the NEO's attainment of age 55.

(2) In the case of the NEO's Long-Service Retirement, all of the NEO's unvested RSUs will continue to vest pursuant to the original vesting schedule as provided in the grant notice. For purposes of the Award, "Long-Service Retirement" means an NEO's voluntary termination of continuous service, unless circumstances exist at the time of such termination that would constitute cause, following (a) the NEO's completion of 10 years of continuous service and (b) the NEO's attainment of age 55.

Treatment of 2023, 2024 and 2025 PSUs

The PSU award agreements applicable to the PSUs granted in 2023, 2024 and 2025 provide for vesting schedule adjustments or vesting acceleration benefits upon certain termination and CIC events. If a CIC occurs prior to the last day of the performance period and if the award is assumed or continued or substituted with a similar stock award in connection with such CIC, then the vesting schedule of the award will be revised in a manner as though the greater of (i) the number of target PSUs and (ii) the number of certified PSUs (as determined in accordance with the award agreement) had been subject solely to a vesting schedule pursuant to which the CIC PSUs would have vested on the last day of the performance period, subject to the NEO's continuous service through such date. In the event an NEO's service relationship with us or a successor entity is terminated due to an involuntary termination without cause (and other than due to death or disability) within 12 months following, or one month prior to, the effective date of a CIC (and in each case prior to the last day of the performance period), the CIC PSUs will become vested. If the NEO experiences an involuntary termination without cause or a constructive termination pursuant to the CIC Plan prior to the last day of the performance period, the CIC PSUs will become vested.

In addition, if the NEO's continuous service terminates prior to the last day of the performance period due to death, then a number of PSUs will become vested in an amount equal to (i) the number of target PSUs, multiplied by (ii) a ratio, the numerator of which is the number of calendar days during the performance period that the NEO was in continuous service and the denominator of which is the total number of calendar days in the performance period, with the resulting number rounded up to the nearest whole PSU. If the NEO's continuous service terminates prior to the last day of the performance period due to the NEO's disability or retirement (as defined in the PSU award agreement), then effective as of the vesting date, a number of PSUs will become vested in an amount equal to (i) the number of certified PSUs determined in accordance with the award agreement, multiplied by (ii) a ratio, the numerator of which is the number of calendar days during the performance period that the NEO was in continuous service and the denominator of which is the total number of calendar days in the performance period, with the resulting number rounded up to the nearest whole PSU. With respect to the 2025 PSUs, the performance period for purposes of determining the prorated number of PSUs that will vest upon death, disability or retirement as described in this paragraph means the period commencing on (and including) January 1, 2025 and ending on (and including) December 31, 2027.

Potential Payments upon Termination or Change in Control Table

The following table estimates the potential severance payments and benefits under the CIC Plan and Severance Plan, as applicable, to which the NEOs would have been entitled in connection with specified termination events, calculated as if each NEO's employment had terminated as of December 31, 2025, which was the last business day of 2025. Each of the NEOs in 2025 other than Ms. Gala and Mr. Cozadd, were eligible to receive certain severance benefits pursuant to the Severance Plan upon an involuntary termination without cause that occurred on or after April 23, 2025 and that did not occur upon or within 12 months following a CIC. In addition, the table sets forth the amounts to which the NEOs would have been entitled under the 2011 Plan, if, upon a corporate transaction or CIC transaction, our Board had exercised its discretion to accelerate the vesting and exercisability of stock options and the vesting of PSU awards and RSU awards, and such event had occurred on December 31, 2025. The table also reflects amounts relating to potential vesting acceleration of the 2023, 2024 and 2025 PSU awards and RSU awards, as described above.

There are no other agreements, arrangements or plans that entitle any NEOs to severance, perquisites or other benefits upon termination of employment or a CIC as of December 31, 2025. For purposes of the table below, we have assumed that none of the potential severance benefits payable under the CIC Plan or Severance Plan would be subject to the excise tax imposed by Section 4999 of the Code and therefore would not be reduced in accordance with the terms of the CIC Plan and Severance Plan, as applicable.

Potential Payments Upon Termination or Change in Control as of December 31, 2025

Name	Benefit	Involuntary Termination Without Cause or Constructive Termination in Connection with a CIC ($)[1]	Certain Corporate Transactions ($)[2]	Death (No CIC) ($)[3]	Disability (No CIC) ($)[4]	Retirement (No CIC) ($)[5]	Involuntary Termination Without Cause ($)[6]
Renee D. Gala	Lump Sum Cash Severance Payment	8,340,000	—	—	—	—	3,780,000
	COBRA Payments	100,264	—	—	—	—	75,198
	Vesting Acceleration[7]	29,391,113	29,391,113	20,021,848	13,280,570	—	4,178,147
	Benefit Total	**37,831,377**	**29,391,113**	**20,021,848**	**13,280,570**	**—**	**8,033,345**
Philip L. Johnson	Lump Sum Cash Severance Payment	2,950,000	—	—	—	—	1,237,500
	COBRA Payments	46,604	—	—	—	—	31,069
	Vesting Acceleration[7]	11,287,823	11,287,823	8,488,891	5,960,200	—	2,482,737
	Benefit Total	**14,284,427**	**11,287,823**	**8,488,891**	**5,960,200**	**—**	**3,751,306**
Bruce C. Cozadd[8]	Lump Sum Cash Severance Payment	—	—	—	—	—	—
	COBRA Payments	—	—	—	—	—	—
	Vesting Acceleration[7]	—	—	—	—	11,362,460	—
	Benefit Total	**—**	**—**	**—**	**—**	**11,362,460**	**—**
Rob Iannone, M.D. M.S.C.E.	Lump Sum Cash Severance Payment	3,300,000	—	—	—	—	1,320,000
	COBRA Payments	75,198	—	—	—	—	50,132
	Vesting Acceleration[7]	16,223,430	16,223,430	13,088,227	8,217,630	2,202,690	3,650,297
	Benefit Total	**19,598,628**	**16,223,430**	**13,088,227**	**8,217,630**	**2,202,690**	**5,020,429**
Neena M. Patil	Lump Sum Cash Severance Payment	2,887,500	—	—	—	—	1,196,250
	COBRA Payments	—	—	—	—	—	—
	Vesting Acceleration[7]	11,691,233	11,691,233	9,452,901	5,862,790	—	2,702,150
	Benefit Total	**14,578,733**	**11,691,233**	**9,452,901**	**5,862,790**	**—**	**3,898,400**
Samantha Pearce	Lump Sum Cash Severance Payment	2,775,000	—	—	—	—	1,155,000
	COBRA Payments	52,886	—	—	—	—	35,257
	Vesting Acceleration[7]	9,779,924	9,779,924	7,554,532	5,041,690	1,000,110	1,414,003
	Benefit Total	**12,607,810**	**9,779,924**	**7,554,532**	**5,041,690**	**1,000,110**	**2,604,260**

Jazz Pharmaceuticals

(1) These benefits would be payable under the CIC Plan if the involuntary termination without cause or constructive termination occurred upon or within 12 months following a CIC and assuming such termination took place on December 31, 2025. The forms of equity grant agreements under the 2011 Plan provide for the same vesting acceleration benefit as shown here under the CIC Plan (except as otherwise described above under the heading, *"Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs"),* therefore no separate vesting acceleration benefit is listed. Pursuant to the CIC Plan, an involuntary termination without cause also includes an individual's death or disability.

(2) These benefits would be payable under the 2011 Plan, if, upon a corporate transaction event, including a CIC, our Board exercised its discretion to accelerate the vesting and exercisability of outstanding equity grant agreements, assuming the vesting acceleration took place on December 31, 2025. For a description of the potential vesting acceleration provisions in the 2011 Plan, see *"Description of Compensation Arrangements—Equity Compensation Arrangements"* above. As described above under *"Potential Payments upon Termination or Change in Control—Treatment of 2023, 2024 and 2025 PSUs,"* the terms of the 2023, 2024 and 2025 PSUs provide for a vesting schedule adjustment if a CIC occurs prior to the last day of the performance period and if the award is assumed or continued or substituted with a similar stock award in connection with such CIC. Since the value of this vesting schedule adjustment is based on future events, including with respect to PSU award certification, no separate quantification of this benefit is shown. However, the value of the 2023, 2024 and 2025 PSU full vesting acceleration is included in the table.

(3) Represents the value of the 2022, 2023, 2024 and 2025 RSU vesting acceleration and pro-rated portion of 2023, 2024 and 2025 PSU vesting benefit upon death. Since the value of the extended post-termination option exercise period in this termination scenario is not quantifiable, such value is not included in the table.

(4) Represents the value of 2022, 2023, 2024 and 2025 RSU vesting continuation upon a termination due to disability. The value of the 2023, 2024 and 2025 PSU vesting benefit upon a termination due to disability is not included because no PSUs were earned as of December 31, 2025; with respect to the 2023 PSUs, the performance period ended on December 31, 2025, so the awards were no longer subject to vesting benefits relating to termination due to disability. In addition, since the value of the extended post-termination option exercise period in this termination scenario is not quantifiable, such value is not included in the table.

(5) Represents the value of 2022, 2023 and 2024 RSU vesting continuation upon retirement. The value of 2025 RSU vesting continuation upon retirement is not included because the vesting continuation benefit in this termination scenario under the 2023, 2024 and 2025 RSUs does not arise until one year from the date of grant. The value of the 2023, 2024 and 2025 PSU vesting benefit upon retirement is not included because no PSUs were earned as of December 31, 2025; with respect to the 2023 PSUs, the performance period ended on December 31, 2025, so the awards were no longer subject to vesting benefits relating to retirement. In addition, since the value of the extended post-termination option exercise period in this termination scenario is not quantifiable, such value is not included in the table. Having satisfied the age and minimum years of continuous service requirements, Mr. Cozadd was eligible for Long-Service Retirement at the time of his retirement in September 2025 and Dr. Iannone and Ms. Pearce were eligible for Regular Retirement as of December 31, 2025.

(6) These benefits are payable under the Severance Plan for all NEOs except Ms. Gala and Mr. Cozadd, if the involuntary termination does not occur upon or within 12 months of a CIC and assuming such termination took place on December 31, 2025. Pursuant to the Severance Plan, an involuntary termination without cause does not include an individual's voluntary resignation for any reason or an individual's death or disability. The benefits payable to Ms. Gala in connection with an involuntary termination are pursuant to the CEO Employment Agreement entered into on July 30, 2025. Under the agreement, an involuntary termination without cause does not include Ms. Gala's voluntary resignation for any reason or her death or disability.

(7) The value of equity grants vesting acceleration or continuation, as applicable, is based on the closing price of $170.00 per ordinary share on December 31, 2025, minus, in the case of stock options, the exercise price of the unvested stock option shares subject to acceleration.

(8) This amount represents the value received by Mr. Cozadd in connection with his retirement in September 2025.



Pay Ratio Disclosure

Under SEC rules, we are required to calculate and disclose the annual total compensation of our median employee, as well as the ratio of the annual total compensation of our median employee as compared to the annual total compensation of our CEO, or our CEO pay ratio. For 2025, to identify our median employee, we used the following methodology:

- To determine our total population of employees, we included all full-time, part-time, regular and temporary employees as of October 1, 2025.

- To identify our median employee from our employee population, we calculated the annual target amount of each employee's 2025 base salary (using a reasonable estimate of the hours worked and no overtime for hourly employees) and bonus or commission, as applicable, and added the estimated value of all equity awards granted during 2025. For purposes of base salaries, bonuses and commissions, we used an estimate based on the rates in effect on October 1, 2025. The value of equity awards was not included in the calculation of the median of the annual total compensation of our employees for 2025.

- In making this determination, we annualized the base salaries, bonuses and commissions of employees who were employed by us for less than the entire calendar year.

- Compensation paid in foreign currencies was converted to U.S. dollars based on the average daily exchange rates for the year-to-date period ending on October 1, 2025.

Using this approach (excluding Ms. Gala for this purpose), we determined our median employee and then calculated the annual total compensation of this employee for 2025 in accordance with the requirements of the Summary Compensation Table.

For 2025, the median of the annual total compensation of our employees (other than Ms. Gala) was $281,424. Due to the CEO transition in 2025, we calculated the annual total compensation of the CEO, Ms. Gala, by annualizing her effective annual salary as CEO but otherwise using the amount shown as her total 2025 compensation in the Summary Compensation Table, which resulted in a payment amount for this purpose of total compensation (using her effective annual salary as CEO), which was $19,348,329. Based on this information, the ratio of the annual total compensation of Ms. Gala to the median of the annual total compensation of all other employees was 69 to 1. This pay ratio is higher than our historical pay ratios as it reflects the total compensation package provided to Ms. Gala in connection with her CEO appointment, as described in detail in the section titled "Compensation Discussion and Analysis" above.

The CEO pay ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance. SEC rules and guidance provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as explained by the SEC when it adopted these rules, in considering the pay ratio disclosure, shareholders should keep in mind that the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow shareholders to better understand and assess each company's compensation practices and pay ratio disclosures.

Neither our Compensation Committee nor our management used our CEO pay ratio measure in making compensation decisions.

Item 402(v) Pay versus Performance

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how we or our Compensation Committee view the link between our performance and NEO pay. For additional information about our pay-for-performance philosophy and how we align executive compensation our Company performance, refer to the *"Executive Compensation—Compensation Discussion and Analysis"* section above.

Required Tabular Disclosure of Pay Versus Performance

The table below reflects information regarding the compensation of our NEOs for fiscal years 2025, 2024, 2023, 2022 and 2021, as well as our financial performance for each of these fiscal years in accordance with SEC rules. The amounts set forth below under the headings *"Compensation Actually Paid to PEO", "Compensation Actually Paid to former PEO"* and *"Average Compensation Actually Paid to Non-PEO NEOs"* have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Use of the term "compensation actually paid" is required by the SEC's rules and as a result of the calculation methodology required by the SEC, such amounts differ from compensation actually received by the individuals and the compensation decisions described in the *"Executive Compensation—Compensation Discussion and Analysis"* section above.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Summary Compensation Table Total for former PEO ($)[1]	Compensation Actually Paid to former PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On: TSR ($)[3]	Peer Group TSR ($)[3]	Net Income (Loss) ($ in thousands)[4]	Total Revenues ($ in thousands)[5]
2025	19,151,558	29,778,107	18,834,836	24,126,051	7,132,974	10,747,348	103.00	124.75	(356,148)	4,267,586
2024			15,527,464	17,262,015	4,695,635	5,200,146	74.61	93.49	560,120	4,068,950
2023			15,341,235	(2,503,427)	4,231,034	208,193	74.52	94.03	414,832	3,834,204
2022			17,325,618	26,315,005	5,035,509	7,254,180	96.52	89.90	(224,060)	3,659,374
2021			15,679,311	4,921,238	4,544,613	2,655,063	77.19	100.02	(329,668)	3,094,238

(1) For each fiscal year, represents amount reported for our PEO, former PEO and average amount reported for our non-PEO NEOs, in each case in the Total column of the Summary Compensation Table. Our PEO, former PEO and our non-PEO NEOs for each of the applicable years were as follows:

Year	PEO	Former PEO	Non-PEO NEOs
2025	Renee D. Gala	Bruce C. Cozadd	Philip L. Johnson, Robert Iannone, Neena M. Patil and Samantha Pearce
2024		Bruce C. Cozadd	Renee D. Gala, Philip L. Johnson, Robert Iannone, Patricia Carr and Samantha Pearce
2023		Bruce C. Cozadd	Renee D. Gala, Patricia Carr, Robert Iannone, Neena M. Patil, Daniel N. Swisher, Jr. and Kim Sablich
2022		Bruce C. Cozadd	Daniel N. Swisher, Jr., Renee D. Gala, Robert Iannone and Kim Sablich
2021		Bruce C. Cozadd	Daniel N. Swisher, Jr., Renee D. Gala, Robert Iannone and Chris Tovey

(2) Amounts represent Compensation Actually Paid to our PEO and former PEO, and the average Compensation Actually Paid to our non-PEO NEOs, for the relevant fiscal year. Compensation Actually Paid represents the amount reported in the Total column of the Summary Compensation Table for the applicable fiscal year, adjusted as shown below. For the purposes of the adjustments below, the fair value of equity awards on the applicable date were determined in accordance with FASB ASC 718, using valuation methodologies that are generally consistent with those used to determine the grant-date fair value for accounting purposes. Fair value or change in fair value, as applicable, of equity awards in the Compensation Actually Paid columns was determined as follows: (i) for RSUs, the closing price of our ordinary shares on the applicable fiscal year-end date, or, in the case of vesting RSUs, the closing price of our ordinary shares on the applicable vesting date; (ii) for PSUs, the closing fair value of the awards using a Monte-Carlo simulation method, multiplied by a factor reflecting achievement of the probable outcome of the cumulative performance objective as of the measurement date; and (iii) for stock options, the closing fair value of the stock options based on a Black-Scholes option pricing model on the applicable fiscal year-end date, or, in the case of vesting stock options, the closing fair value on the applicable vesting date. Details of the adjustments made to the Summary Compensation Table are as follows:



| | 2025 | | |
Adjustments	PEO ($)	Former PEO ($)	Average Non-PEO NEOs ($)
Total compensation as reported in the Summary Compensation Table	19,151,558	18,834,836	7,132,974
(Deduct): Grant date fair value of awards as reported in the Stock Awards column in the Summary Compensation Table for applicable fiscal year	(16,138,433)	(16,896,512)	(5,625,973)
Add: ASC 718 fair value of awards granted during applicable fiscal year that remain unvested as of current fiscal year-end, determined as of applicable fiscal year-end	23,034,474	5,664,400	6,917,245
Add: Change in ASC 718 fair value from prior fiscal year-end to applicable fiscal year-end of awards granted during prior fiscal years that were outstanding and unvested as of applicable fiscal year-end	3,503,890	7,806,656	2,208,177
Add: Change in ASC 718 fair value from prior fiscal year-end to vesting date of awards granted during prior fiscal years that vested during applicable fiscal year	226,618	12,731,635	114,925
(Deduct): Fair value as of the prior fiscal year-end of equity awards granted in prior fiscal year that failed to meet vesting conditions in the applicable fiscal year	—	(4,014,964)	—
Total Adjustments	**10,626,549**	**5,291,215**	**3,614,374**
Compensation Actually Paid	**29,778,107**	**24,126,051**	**10,747,348**

(3)   For the relevant fiscal year, represents the cumulative TSR of our ordinary shares and the Nasdaq Biotechnology Index at the end of each fiscal year. In each case, assume an initial investment of $100 on December 31, 2020, and reinvestment of dividends, if any.

(4)   The amounts represent the net income (loss) as reported in our audited financial statements for the applicable fiscal year.

(5)   As required by Item 402(v) of Regulation S-K, we have determined that the Company-Selected Measure is total revenues as reported in our audited financial statements for the applicable fiscal year.

Required Tabular Disclosure of Most Important Measures

The most important financial and non-financial performance measures used by us to link compensation actually paid to our NEOs for the most recently completed fiscal year to our performance are set forth below. For further information regarding these performance metrics and their function in our executive compensation program, please see "*Executive Compensation—Compensation Discussion and Analysis*" above.

- Total Revenues
- Revenue (product- / therapeutic area-specific)
- Non-GAAP Adjusted Operating Margin
- Relative TSR
- Pipeline Progression
- Regulatory Advancement



Disclosure of the Relationship between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between company TSR and that of the Nasdaq Biotechnology Index. As noted above, compensation actually paid for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.





Compensation Actually Paid versus Total Revenues

All information provided above under the "Item 402(v) Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing by us under the Securities Act, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate such information by reference.

Compensation Consultant Fees

Since 2010, Aon has been engaged by our Compensation Committee each year to provide peer company and industry compensation data and provide our Compensation Committee with advice regarding executive officers' compensation, including base salaries, performance-based bonuses and long-term equity incentives, advice regarding directors' compensation as well as other matters under our Compensation Committee's charter. In 2025, the cost of Aon's consulting services directly related to our Compensation Committee support was approximately $338,684.

Management also engaged with Aon for various insurance-related products and services, covering director and officer liability insurance, health and benefits, pension-related services, other insurance brokerage services and risk services to the business. The aggregate Aon revenue from these additional services in 2025 (not related to Aon's compensation committee consulting services) was approximately $1,235,865. Although our Compensation Committee was aware of the nature of the services performed by Aon affiliates and the non-executive employee compensation survey data provided by Aon, our Compensation Committee did not review and approve such services, surveys and insurance premiums and policies, as those were reviewed and approved by management in the ordinary course of business.

Aon maintains certain policies and practices to protect the independence of the executive compensation consultants engaged by our Compensation Committee. In particular, Aon provides an annual update to our Compensation Committee on the financial relationship between Aon and our Company, and provides written assurances that, within Aon, the Aon consultants who perform executive compensation services for our Compensation Committee have compensation determined separately from Aon's other lines of business and from the other services it provides to our Company. These safeguards were designed to help ensure that our Compensation Committee's executive compensation consultants continued to fulfill their role in providing independent, objective advice.

Board Authority to Allot and Issue Ordinary Shares

Renewal Request

We are asking for your approval to renew our Board's authority to allot and issue ordinary shares up to a maximum of our currently authorized but unissued share capital, which we call the share allotment and issuance authority. Our Board unanimously recommends voting for Proposal 4 for the reasons set out below, including the following:



OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 4.

- Our current share allotment and issuance authority, which was last approved by our shareholders at our 2021 AGM, will expire on July 29, 2026 unless renewed by our shareholders at the 2026 AGM.

- The renewal by our shareholders of our share allotment and issuance authority is vital to our strategy for growth which is rooted in part on effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development. Our management and Board rely on having the flexibility that the renewal of this authority would provide by enabling us to continue to allot and issue shares in connection with strategic opportunities, including potential acquisitions and other capital-intensive transactions that we believe would increase shareholder value.

- Shareholder approval of this Proposal 4 would not mean that we would have no limits on future share issuances. To the contrary, the governance and share issuance requirements and restrictions to which all U.S. incorporated, Nasdaq-listed companies are subject will continue to apply to us in all respects, and we will remain subject to the pre-emption right restrictions that apply to us under Irish law in relation to issuances of shares for cash (unlike our U.S.-based peer companies who are generally not subject to similar pre-emption right restrictions).

- While granting to a company's board of directors general authority to allot and issue shares is a routine matter for public companies incorporated in Ireland, our peer companies that are incorporated and listed in the U.S. are not subject to similar share allotment restrictions. If this Proposal 4 is not approved, and, as a result, our current share allotment and issuance authority expires, we will generally not be able to allot and issue any shares (other than to employees pursuant to our employee equity plans or pursuant to pre-existing contractual obligations) without first seeking and obtaining shareholder approval for each such issuance, which could put us at a distinct disadvantage vis-à-vis many of our U.S.-based peer companies in competing for acquisitions and similar transactions, and might make it difficult for us to complete such transactions in a timely manner or at all, thus potentially limiting our ability to further our strategy for growth.

- Approval of Proposal 4 would extend, but would not in any way expand, the current share allotment and issuance authority, which is being sought on the same terms as was approved by our shareholders at the 2016 AGM and then again at the 2021 AGM. Since the Azur Merger in 2012, we have demonstrated that we are committed to disciplined capital stewardship and the responsible exercise of the share allotment and issuance authority entrusted to us by shareholders.

Why We Are Submitting Proposal 4 for Shareholder Approval

We are listed in the U.S. and incorporated in Ireland. As a result of the Azur Merger, we re-domiciled in Ireland. As a public limited company incorporated in Ireland, we follow the corporate legal requirements of Ireland. Our Board is and will remain subject to fiduciary duties to our Company and our shareholders under Irish law, including in respect of share issuances.

As a matter of Irish law, directors of an Irish public limited company must have specific authority from shareholders to allot and issue any of the company's ordinary shares (other than pursuant to employee equity plans). As a matter of Irish law, this approval is required only once every five years and there is no limit under Irish law on the amount of shares that this approval may cover (apart from the company's then-authorized but unissued share capital). Companies incorporated in the U.S. are not subject to similar share allotment and issuance restrictions.

While granting to a company's board of directors general authority to allot and issue shares is a routine matter for public companies incorporated in Ireland, our ordinary shares are listed *exclusively* on the Nasdaq Global Select Market. Because our ordinary shares are listed exclusively in the U.S. and the U.S. capital markets are the sole capital markets for our ordinary shares, we follow the rules and regulations of the SEC and the Nasdaq rules and listing standards. We are and will continue to be subject to the same governance and share issuance requirements and restrictions as all U.S.-incorporated companies listed on Nasdaq.

The current share allotment and issuance authority, the renewal of which was last approved by our shareholders at our 2021 AGM, will expire on July 29, 2026 unless renewed by our shareholders at the 2026 AGM. If Proposal 4 is not approved, we will not be able to issue any shares after July 29, 2026, including pursuant to any pre-emption authority approved by our shareholders.

Why Our Shareholders Should Approve this Proposal 4

Furthering our Strategy for Growth

The renewal of our share allotment and issuance authority is vital to advancing our business and driving shareholder value, including, if applicable, in connection with potential capital raising and corporate development transactions. Our strategy for growth is rooted in executing commercial launches and ongoing commercialization initiatives, advancing robust R&D programs and delivering impactful clinical results, effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development, and delivering strong financial performance.

Our management and Board rely on having the flexibility that the renewal of our share allotment and issuance authority would provide by enabling us to continue to allot and issue shares in connection with strategic opportunities in furtherance of our strategy for growth, including potential acquisitions and other capital-intensive transactions that we believe would increase shareholder value. Many of these opportunities are highly competitive, with multiple parties often offering comparable or even the same economics. If this Proposal 4 is not approved, and, as a result, our current share allotment and issuance authority expires, we will generally not be able to allot and issue any shares (other than to employees pursuant to our employee equity plans or pursuant to pre-existing contractual obligations) without first seeking and obtaining shareholder approval for each such issuance. Accordingly, if this Proposal 4 is not approved, we would be required to obtain shareholder approval prior to issuing any shares in connection with new strategic opportunities after July 29, 2026, even if we would not otherwise be required to obtain shareholder approval for such issuances under applicable Nasdaq rules, which could put us at a distinct disadvantage vis-à-vis many of our U.S.-based peer companies in competing for acquisitions and similar transactions, and might make it difficult for us to complete such transactions in a timely manner or at all, thus potentially limiting our ability to further our strategy for growth.

Although we would still have the ability to seek shareholder approval in connection with a specific issuance of shares if this Proposal 4 is not approved, we do not believe that our ability to convene an extraordinary general meeting of shareholders to approve each specific share issuance that we would seek to undertake in furtherance of future strategic transactions is a workable alternative to obtaining approval of Proposal 4. The uncertainty of whether we could obtain shareholder approval for a specific issuance in the context of any transaction, as well as the delays we would experience in seeking and obtaining such approval, could make any transaction bid that we submit less attractive, even if our bid was on economically better terms than competitive bids submitted by U.S. listed companies not subject to similar share issuance restrictions. In addition, the case-by-case approval approach ignores market window and other deal timing, confidentiality and competitive realities.

Jazz Pharmaceuticals.

We Will Remain Subject to All Nasdaq Requirements, SEC Rules and Irish Law

We will remain subject to all Nasdaq requirements, SEC rules and Irish law. In this regard, shareholder approval of Proposal 4 will not in any way impact our existing obligations under SEC rules and regulations and the Nasdaq rules and listing standards. Likewise, our Board is and will remain subject to fiduciary duties to our Company and our shareholders under Irish law, including in respect of share issuances. Moreover, we will remain subject to the pre-emption right restrictions that apply to us under Irish law in relation to issuances of shares for cash (unlike our U.S.-based peer companies who are generally not subject to similar pre-emption right restrictions).

To be clear, shareholder approval of Proposal 4 would not mean that we would have no limits on future share issuances. To the contrary, we are considered to be a U.S. domestic reporting company under SEC rules and are subject to the same governance and share issuance requirements as U.S. incorporated companies listed on Nasdaq. For example, Nasdaq rules generally require shareholder approval prior to our issuing shares in connection with acquisitions, other than in public offerings for cash, when the number of shares to be issued in respect of that transaction is or will be equal to or in excess of 20% of the number of our ordinary shares outstanding before the issuance. With limited exceptions, we must also seek shareholder approval of our equity compensation plans, including material revisions of such plans. In addition, our shareholders will also continue to benefit from our directors' duties under Irish law, including their principal fiduciary duties to act in good faith and in the best interests of our Company, and the protections afforded to shareholders under the Irish takeover rules.

Our Disciplined Use of Equity

Our track record demonstrates disciplined use of equity. During our more than 14 years as an Irish-incorporated company, our shareholders have entrusted us to be disciplined stewards of our share allotment and issuance authority. In turn, our actions during that time demonstrate our deliberately disciplined use of equity in furtherance of our growth strategy. We have been engaged in targeted corporate development, applying a disciplined approach to allocating our resources between investments in our current commercial and development portfolio and the acquisition or in-licensing of new assets. Since the Azur Merger, we have completed company and asset acquisitions or in-licensing transactions of significant aggregate value, including by adding key growth drivers such as Epidiolex, Ziihera and Modeyso. Notably, these corporate development transactions have been funded predominantly with cash on hand and/or through debt financings, with any equity component representing only a small portion of overall consideration. In addition, other than in connection with our offerings of exchangeable senior notes, we have not utilized the share allotment and issuance authority to issue shares or equity-linked securities for capital-raising purposes. We also believe that we have appropriately balanced investment in our growth with managing dilution through our share repurchase programs. We believe this track record evidences our commitment to disciplined capital stewardship and the responsible exercise of the share allotment and issuance authority entrusted to us by shareholders.

Risks if Proposal 4 is not Approved

For all of the reasons described above, we believe that if our share allotment and issuance authority is not renewed on the terms set forth in this Proposal 4, our ability to compete for, and complete, strategic corporate development transactions designed to advance our business and increase shareholder value would be negatively impacted thus potentially limiting our ability to further our strategy for growth. In addition, we operate in a highly competitive industry, and we believe that the failure to approve the share allotment and issuance authority on the terms set forth in Proposal 4 would put us at a distinct competitive disadvantage vis-à-vis many of our U.S.-based peer companies.

Effect on Authorized Share Capital

Renewal of the current share allotment and issuance authority will not increase our authorized share capital or otherwise provide greater authority than the share allotment and issuance authority entrusted to us by our shareholders since 2016. Except for issuances pursuant to our shareholder-approved equity plans or pursuant to pre-existing contractual obligations, such as our exchange obligations under our existing exchangeable senior notes, our Board currently has no definitive immediate plans, arrangements or understandings with respect to any share issuances, including issuances for which renewal of the share allotment and issuance authority is necessary.



Summary

Proposal 4, if approved, will maintain the status quo, allowing our Board continued flexibility to allot and issue shares that are already within our authorized share capital, subject to the shareholder approval and other requirements of Nasdaq and the SEC as well as the pre-emption rights that apply to us under Irish law in relation to share issuances for cash. The renewal of the share allotment and issuance authority, as proposed:

- will enable us to continue to allot and issue shares in connection with strategic opportunities in furtherance of our strategy for growth, including potential acquisitions and other capital-intensive transactions that we believe would increase shareholder value;

- will not exempt us from any Nasdaq corporate governance or other requirements, including those requiring shareholder approval for certain share issuances;

- will not exempt us from the pre-emption rights that apply to us under Irish law in relation to issuances for cash;

- is fully consistent with U.S. corporate governance standards; and

- will not increase our authorized share capital.

Our Board is asking our shareholders to vote "FOR" the following ordinary resolution:

"RESOLVED, that the directors of Jazz Pharmaceuticals be and they are hereby generally and unconditionally authorized pursuant to section 1021(1) of the Companies Act 2014 of Ireland (the 2014 Act) to exercise all powers of Jazz Pharmaceuticals to allot relevant securities (within the meaning of section 1021(12) of the 2014 Act up to the amount of Jazz Pharmaceuticals' authorized but unissued share capital as at the date of this resolution, provided that this authority shall expire five years from the date of passing of this resolution and provided that Jazz Pharmaceuticals may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired."

Proposal 4 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at our 2026 AGM (including any adjournment thereof) in order to be approved.

 **OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 4.**



Board Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders

Renewal Request

Under Irish law, when an Irish public limited company issues shares for cash (including rights to subscribe for, convert into or otherwise acquire any shares), unless otherwise authorized by shareholders, it is required first to offer those shares on the same or more favorable terms to our existing shareholders on a pro-rata basis (commonly referred to as the pre-emption right). The statutory pre-emption rights do not apply where shares are issued for non-cash consideration or pursuant to employee equity plans. Under Irish law, the authority to opt-out of the pre-emption right, which we call the pre-emption opt-out authority, can be granted by shareholders covering up to the maximum of a company's authorized but unissued ordinary share capital for a maximum period of five years, at which point it lapses unless renewed by shareholders.



OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 5.

At our 2025 AGM, our shareholders approved our Board's authority to opt out of the pre-emption rights provision in the event of an issuance of ordinary shares for cash, up to the amount of 20% of our issued ordinary share capital in the aggregate, for a period of 18 months from the date of the 2025 AGM. Pursuant to this Proposal 5, we are seeking a renewal of our existing authority to opt out of the pre-emption rights provision in the event of an issuance of ordinary shares for cash, if the issuances are limited to up to 20% of our issued ordinary share capital in the aggregate, for a period expiring on the date being 18 months from the passing of the below resolution, unless otherwise varied, renewed or revoked. Accordingly, Proposal 5 is much more limited than Irish law maximally allows for in terms of both amount and duration as it relates to pre-emption opt-out authorities. We expect to next propose renewal of our Board's pre-emption opt-out authority at our 2027 AGM.

We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Rather, approval of this Proposal 5 will simply provide our Board with certain continued flexibility to issue shares (subject to our Board's authority to allot and issue such shares) that are already within our authorized share capital for cash on a non-pre-emptive basis, in accordance with the terms described herein.

If Proposal 5 is approved, our current pre-emption opt-out authority approved at the 2025 AGM will be revoked effective upon the passing of the resolution set out below. If Proposal 5 is not approved, our current pre-emption opt-out authority approved at the 2025 AGM will continue to apply until it expires in accordance with its terms unless otherwise varied, renewed or revoked.

Why Our Shareholders Should Approve this Proposal 5

Granting our Board the pre-emption opt-out authority on the terms set forth in this Proposal 5 is vital to advancing our business and driving shareholder value, including, if applicable, in connection with potential capital raising and corporate development transactions. Our strategy for growth is rooted in executing commercial launches and ongoing commercialization initiatives, advancing robust R&D programs and delivering impactful clinical results, effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development, and delivering strong financial performance.



Our strategy for growth depends in part on our ability to quickly take advantage of strategic opportunities, including potential acquisitions and other capital-intensive transactions that we believe would increase shareholder value. Many of these opportunities are highly competitive, with multiple parties often offering comparable or even the same economics.

If Proposal 5 is not approved, in each case where we propose to issue shares for cash consideration after expiry of our current pre-emption opt-out authority, we would first have to offer those shares on the same or more favorable terms to our existing shareholders pro-rata to their existing shareholdings following a specific Irish statutory procedure and timeline. This could put us at a distinct disadvantage vis-à-vis many of our peers in competing for acquisitions and similar transactions (particularly since many of the companies with which we compete strategically are listed and incorporated in the U.S. and are not subject to similar pre-emption right restrictions), and might make it difficult for us to complete such transactions in a timely manner or at all, thus potentially limiting our ability to further our strategy for growth by deploying capital to meet strategic goals that are in the best interests of our shareholders.

Supermajority Vote Standard; Special Resolution

As required under Irish law, Proposal 5 is a special resolution that requires the affirmative vote of at least 75% of the votes cast in person or by proxy at our 2026 AGM (including any adjournment thereof) in order to be approved.

Our Board is asking our shareholders to vote "FOR" the following special resolution:

> **"RESOLVED,** that the directors be and are hereby empowered pursuant to section 1023 of the 2014 Act to allot equity securities (as defined in section 1023 of the 2014 Act) for cash, subject to and pursuant to the authority conferred by shareholders in accordance with section 1021 of the 2014 Act, as if sub-section (1) of section 1022 of the 2014 Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal value of US$1,256.20 (12,561,966 shares) (being equivalent to approximately 20% of the aggregate nominal value of Jazz Pharmaceuticals' issued ordinary share capital as at the last practicable date prior to the issue of the notice of this meeting), and the authority conferred by this resolution shall expire 18 months from the date of passing of this resolution, unless previously renewed, varied or revoked; provided that Jazz Pharmaceuticals may make an offer or agreement before the expiry of such authority which would or might require any such securities to be allotted after this authority has expired and, in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 **OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 5.**



Adjournment Proposal

You are being asked to consider and vote upon an adjournment proposal.

This resolution proposes to approve any motion to adjourn the AGM, or any adjournments thereof, to another time and place to solicit additional proxies if there are insufficient votes at the time of the AGM to approve either Proposal 4 or Proposal 5.

Our board is asking our shareholders to vote "FOR" the following ordinary resolution:

> **"RESOLVED,** that any motion to adjourn the annual meeting, or any adjournments thereof, to another time and place to solicit additional proxies if there are insufficient votes at the time of the annual meeting to approve either Proposal 4 or Proposal 5 set forth in this proxy statement, be approved."

Proposal 6 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at our 2026 AGM (including any adjournment thereof) in order to be approved.



OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 6.

 OUR BOARD RECOMMENDS A VOTE "FOR" PROPOSAL 6.

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth certain information regarding the ownership of our ordinary shares as of May 25, 2026 (except as noted) by: (i) each director and director nominee; (ii) each of our NEOs; (iii) all of our current executive officers, directors and director nominees as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our ordinary shares.

Name and Address of Beneficial Owner[1]	Beneficial Ownership[2]	
	Number of Shares (#)	Percentage of Total (%)
5% SHAREHOLDERS		
BlackRock, Inc.[3] 50 Hudson Yards New York, NY 10001	5,872,123	9.3
NEOs AND DIRECTORS		
Renee D. Gala[4]	99,984	*
Philip L. Johnson[5]	28,230	*
Bruce C. Cozadd[6]	773,799	1.2
Robert Iannone, M.D., M.S.C.E[7]	106,686	*
Neena M. Patil[8]	25,823	*
Samantha Pearce[9]	29,696	*
Jennifer E. Cook[10]	17,312	*
Patrick G. Enright[11]	36,684	*
Laura J. Hamill[12]	6,933	*
Patrick Kennedy[13]	6,702	*
Ted W. Love, M.D.[14]	1,527	*
Heather Ann McSharry[15]	37,169	*
Seamus C. Mulligan[16]	1,303,369	2.1
Anne O'Riordan[17]	35,170	*
Norbert G. Riedel, Ph.D.[18]	36,374	*
Mark D. Smith, M.D.[19]	17,312	*
Rick E Winningham[20]	28,287	*
All current directors and executive officers as a group (19 persons)[21]	**2,606,181**	**4.1**

*   Less than 1%.

(1)   Unless otherwise provided in the table above or in the notes below, the address for each of the beneficial owners listed is c/o Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland.

(2)   This table is based upon information supplied by officers and directors as well as Schedules 13G or 13G/A filed with the SEC by beneficial owners of more than five percent of our ordinary shares. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment



power with respect to the ordinary shares indicated as beneficially owned. Applicable percentages are based on 62,809,834 ordinary shares outstanding on May 25, 2026, adjusted as required by rules promulgated by the SEC. The number of shares beneficially owned includes ordinary shares issuable pursuant to the exercise of stock options that are exercisable and RSUs that will vest within 60 days of May 25, 2026. Shares issuable pursuant to the exercise of stock options that are exercisable and RSUs that will vest within 60 days of May 25, 2026 are deemed to be outstanding and beneficially owned by the person to whom such shares are issuable for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) This information is based on a Schedule 13G/A filed with the SEC on November 12, 2024 by BlackRock, Inc. According to the Schedule 13G/A, as of September 30, 2024, BlackRock, Inc. has sole power to vote or direct the vote of 5,748,437 ordinary shares and sole power to dispose or direct the disposition of 5,872,123 ordinary shares. The Schedule 13G/A also indicates that BlackRock, Inc. is acting as a parent holding company for a number of entities that beneficially owned the ordinary shares being reported. The Schedule 13G/A provides information only as of September 30, 2024 and, consequently, the beneficial ownership of the above-mentioned entity may have changed between September 30, 2024 and May 25, 2026.

(4) Includes 41,500 ordinary shares Ms. Gala has the right to acquire pursuant to options exercisable and 11,555 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(5) Includes 7,704 RSUs scheduled to vest to Mr. Johnson within 60 days of May 25, 2026.

(6) Includes 434,000 ordinary shares Mr. Cozadd has the right to acquire pursuant to options exercisable and 2,506 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(7) Includes 57,500 ordinary shares Dr. Iannone has the right to acquire pursuant to options exercisable and 8,859 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(8) Includes 5,778 RSUs scheduled to vest to Ms. Patil within 60 days of May 25, 2026.

(9) Includes 6,907 ordinary shares Ms. Pearce has the right to acquire pursuant to options exercisable and 5,778 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(10) Includes 6,475 ordinary shares Ms. Cook has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(11) Includes 15,305 ordinary shares Mr. Enright has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(12) Includes 3,507 RSUs scheduled to vest to Ms. Hamill within 60 days days of May 25, 2026.

(13) Includes 3,507 RSUs scheduled to vest to Mr. Kennedy within 60 days days of May 25, 2026.

(14) Comprises 1,527 RSUs scheduled to vest to Dr. Love within 60 days days of May 25, 2026.

(15) Includes 18,720 ordinary shares Ms. McSharry has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(16) Includes 101,621 ordinary shares held by Nerano Pharma Limited, which Mr. Mulligan beneficially owns. Also includes 22,135 ordinary shares Mr. Mulligan has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(17) Includes 18,670 ordinary shares Ms. O'Riordan has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(18) Includes 18,720 ordinary shares Dr. Riedel has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(19) Includes 6,475 ordinary shares Dr. Smith has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(20) Includes 18,720 ordinary shares Mr. Winningham has the right to acquire pursuant to options exercisable and 3,507 RSUs scheduled to vest, in each case, within 60 days of May 25, 2026.

(21) Includes 669,377 ordinary shares that our executive officers and non-employee directors have the right to acquire pursuant to options exercisable and 82,629 RSUs scheduled to vest for certain of our executive officers and directors, in each case, within 60 days of May 25, 2026.



Additional Information

Special Note Regarding Forward-Looking Statements

Our proxy statement contains forward-looking statements, including, but not limited to, statements related to our growth prospects and future financial and operating performance; our strategy for growth through executing commercial launches and ongoing commercialization initiatives, advancing robust research and development programs and delivering impactful clinical results, effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development and delivering strong financial performance, including statements related to the potential ways in which we intend to advance our business, grow and diversify our portfolio and revenues, and increase shareholder value; the goals of our CSSI strategy, efforts and initiatives; our anticipated needs with respect to the allotment and issuance of our share capital and our ability to execute on our growth strategy; any potential future strategic opportunities, including potential acquisitions or other business development transactions; the anticipated benefits to us of our corporate development transactions and R&D efforts; the goals of I-CARE, our compliance and ethics program; the goals of our executive compensation programs; and other statements that are not historical facts. These forward-looking statements are based on our current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: maintaining or increasing sales of, and revenue from, Xywav, Epidiolex/Epidyolex, Ziihera, Modeyso, Zepzelca and other lead marketed products; effectively launching and commercializing our other products and product candidates; the successful completion of development and regulatory activities with respect to our product candidates; obtaining and maintaining adequate coverage and reimbursement for our products; the time-consuming and uncertain regulatory approval process, including the risk that our current and/or planned regulatory submissions may not be submitted, accepted or approved by applicable regulatory authorities in a timely manner or at all; the costly and time-consuming pharmaceutical product development and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to our business operations and financial results; protecting and enhancing our intellectual property rights and our commercial success being dependent upon obtaining, maintaining and defending intellectual property protection for our products and product candidates; delays or problems in the supply or manufacture of our products and product candidates, including due to geopolitical tensions and military conflicts; complying with applicable U.S. and non-U.S. regulatory requirements, including those governing the research, development, manufacturing and distribution of controlled substances; government investigations, legal proceedings and other actions; identifying and consummating corporate development transactions, financing these transactions and successfully integrating acquired product candidates, products and businesses; our ability to realize the anticipated benefits of our business development transactions and collaborations and license agreements with third parties; the sufficiency of our cash flows and capital resources; the aspirational nature of our CSSI strategies, efforts and initiatives, which are not guarantees or promises that such goals, initiatives and objectives will be met; our ability to meet our projected long-term goals and objectives, in the time periods that we anticipate, or at all, and the inherent uncertainty and significant judgments and assumptions underlying our long-term goals and objectives; our ability to identify, compete with others for, and successfully complete any potential future business development transactions; and other risks and uncertainties affecting us, including those described from time to time under the caption "Risk Factors" and elsewhere in our SEC filings and reports, including Jazz Pharmaceuticals plc's Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent filings and reports by Jazz Pharmaceuticals plc. Other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements and may cause actual results and timing of events to differ materially from those anticipated. The forward-looking statements herein are made only as of the date of our proxy statement or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our Website or otherwise. We undertake no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in our expectations or other circumstances that exist after the date as of which the forward-looking statements were made.



Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy the delivery requirements for Notices and proxy materials with respect to two or more shareholders sharing the same address by delivering a single Notice or a single set of proxy materials, as applicable, addressed to those shareholders. This process, which is commonly referred to as "householding" potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers with account holders who are our shareholders will be "householding" Notices and our proxy materials. A single Notice or a single set of proxy materials, as applicable, may be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or set of proxy materials, as applicable, in the future you may: (1) notify your broker, (2) direct your written request to Jazz Pharmaceuticals plc, Attention: Investor Relations, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland or (3) contact our Investor Relations department at +353.1.634.3211 (Ireland) or +1.650.496.2717 (U.S.) or by email at investorinfo@jazzpharmaceuticals.com. Shareholders who currently receive multiple copies of Notices or proxy materials at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of a Notice or set of proxy materials to a shareholder at a shared address to which a single Notice or set of proxy materials, as applicable, was delivered.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of the outstanding shares of our ordinary shares to file reports of their stock ownership and changes in their ownership of our ordinary shares with the SEC. Based solely on a review of the reports filed for fiscal year 2025 and related written representations, we believe that all Section 16(a) reports were filed on a timely basis, except for a late filing due to an inadvertent administrative error of one Form 4 to report 5,000 shares transferred in August 2025 by Patrick Enright.

General

Your proxy is solicited on behalf of our Board. Unless otherwise directed at our 2026 AGM (or any adjournment thereof), proxies will be voted "FOR" all of the nominees listed in Proposal 1 and "FOR" Proposals 2, 3, 4, 5 and 6. If any matter other than those described in our proxy statement is properly tabled to our 2026 AGM (or any adjournment thereof), it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By order of our Board,

/s/ Aislinn Doody

Aislinn Doody,

Company Secretary

Dublin, Ireland
June 8, 2026



Questions and Answers

Q: Why did I receive these materials?

A: Our Board is soliciting your proxy to vote at our 2026 AGM. Our proxy statement contains important information regarding our 2026 AGM, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Q: Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

A: We are pleased to take advantage of SEC rules that allow companies to furnish their proxy materials over the internet. Most of our shareholders will not receive paper copies of our proxy materials (unless requested), and will instead be sent a Notice. All shareholders receiving a Notice will have the ability to access our proxy materials on the website referred to in the Notice and to request a printed set of our proxy materials. Instructions on how to access our proxy materials via the internet or to request a printed set of our proxy materials may be found in the Notice.

Q: Why did I receive a full set of proxy materials in the mail instead of a notice regarding the internet availability of proxy materials?

A: We are providing shareholders who have previously requested a printed set of our proxy materials with paper copies of our proxy materials instead of a Notice.

Q: What is the annual report included in the proxy materials?

A: Under applicable U.S. securities laws, we are required to provide an annual report to security holders along with our proxy statement. We intend to satisfy this annual report requirement by providing the 2025 Annual Report on Form 10-K together with our proxy statement.

Q: How do I attend the 2026 AGM?

A: Our 2026 AGM will be held on Thursday, July 23, 2026, at 9:30 a.m. local time at our corporate headquarters located at Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland. For directions to attend our 2026 AGM in person, please contact our Investor Relations department at +353.1.634.3211 (Ireland) or +1.650.496.2717 (U.S.) or by email at investorinfo@jazzpharmaceuticals.com. Information on how to vote in person at our 2026 AGM is discussed below. However, you do not need to attend our 2026 AGM to vote your shares and, as noted in the next question, we strongly recommend that you vote your shares in advance of the meeting as instructed below.

Q: Who can vote at the 2026 AGM?

A: Only shareholders of record at the close of business on May 28, 2026, the record date for our 2026 AGM, will be entitled to vote at our 2026 AGM.

Shareholders of Record: Shares Registered in your Name

If, at the close of business on May 28, 2026, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a shareholder of record. As a shareholder of record, you may vote in person at our 2026 AGM or vote by proxy. Whether or not you plan to attend our 2026 AGM, we urge you to vote by proxy over the telephone or via the internet as instructed below, or, for those shareholders who receive a paper proxy card in the mail, by mailing a completed proxy card.



Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Agent

If, at the close of business on May 28, 2026, your shares were held not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and a Notice is being sent to you by that broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at our 2026 AGM. As a beneficial owner, you have the right to direct your broker, bank or other agent regarding how to vote the shares in your account as set forth in the voting instructions in the Notice from your broker, bank or other agent. You are also invited to attend our 2026 AGM. However, since you are not the shareholder of record, you may not vote your shares in person at our 2026 AGM unless you request and obtain a valid proxy from your broker, bank or other agent.

Q: What am I voting on?

A: There are six matters scheduled for a vote at our 2026 AGM:

- Election by separate resolutions of the three named nominees for director to hold office until our 2029 AGM (Proposal 1).

- Ratification, on a non-binding advisory basis, of the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2026 and the authorization, in a binding vote, of our Board, acting through our Audit Committee, to determine the independent auditors' remuneration (Proposal 2).

- Approval, on a non-binding advisory basis, of the compensation of our NEOs as disclosed in our proxy statement (Proposal 3).

- Granting our Board authority under Irish law to allot and issue ordinary shares (Proposal 4).

- Granting our Board authority under Irish law to allot and issue ordinary shares for cash without first offering those ordinary shares to existing shareholders pursuant to the statutory pre-emption right that would otherwise apply (Proposal 5).

- Approval of any motion to adjourn the 2026 AGM, or any adjournments thereof, to another time and place to solicit additional proxies if there are insufficient votes at the time of the 2026 AGM to approve either Proposal 4 or Proposal 5 (Proposal 6).

Q: What are our Board's voting recommendations?

A: Our Board recommends that you vote your shares "FOR" each of the director nominees named in our proxy statement to hold office until the 2029 AGM and "FOR" the other five proposals.

Q: What if another matter is properly brought before the 2026 AGM?

A: Our Board knows of no other matters that will be presented for consideration at our 2026 AGM. If any other matters are properly brought before our 2026 AGM, it is the intention of the persons named in the accompanying proxy card, referred to in our proxy statement as the "proxy holders," to vote on those matters in accordance with their best judgment.

Q: How do I vote?

A: For the election of directors (Proposal 1), you may vote "FOR" or "AGAINST", or you may abstain from voting in respect of each nominee. For each of the other five proposals, you may vote "FOR" or "AGAINST" or you may abstain from voting.

Shareholders of Record: Shares Registered in your Name

If you are a shareholder of record, you may vote in person at our 2026 AGM, you may vote by electronic proxy over the telephone or via the internet as instructed below, or, for those shareholders who receive a paper proxy card in the mail, by mailing a completed proxy card. Whether or not you plan to attend our 2026 AGM, we urge you to vote by proxy to ensure your vote is counted. You may still attend our 2026 AGM and vote in person even if you have already voted by proxy. **However, as noted above, we recommend that you vote your shares by proxy in advance of our 2026 AGM.**

- To vote in person, come to our 2026 AGM and we will give you a ballot when you arrive. Please bring your admission ticket or proof of ownership, as further discussed under *"Do I need a ticket to attend the 2026 AGM?"* below.

- To vote using a proxy card, simply complete, sign and date the proxy card that was mailed to you and return it promptly in the envelope provided. Proxy cards must be received by July 22, 2026. If you return your signed proxy card before this time, we will forward it to our registered office electronically in accordance with Irish law and we will vote your shares as you direct.

- To vote by telephone, dial toll-free +1.800.690.6903 within the U.S., U.S. territories and Canada using a touch-tone phone and follow the recorded instructions to submit an electronic proxy card. You will be asked to provide our Company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., U.S. Eastern Time, on July 22, 2026 to be counted.

- To vote via the internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide our Company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., U.S. Eastern Time, on July 22, 2026 to be counted.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice or the full set of proxy materials containing voting instructions from that broker, bank or other agent rather than from us. Simply follow the voting instructions in the Notice or the full set of proxy materials to ensure that your vote is counted. Alternatively, you may vote by telephone or via the internet as instructed by your broker, bank or other agent. To vote in person at our 2026 AGM, you must request and obtain a valid proxy from your broker, bank, or other agent. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent to request a proxy form.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

Q: How many votes do I have?

A: On each matter to be voted upon, you have one vote for each ordinary share you owned as of the close of business on May 28, 2026.

Jazz Pharmaceuticals

Q: If I am a shareholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

A: If you are a shareholder of record and you do not vote by completing your proxy card, vote by proxy via the internet or by telephone, or vote in person at our 2026 AGM, your shares will not be voted.

If you are a shareholder of record and you do not specify your vote on each proposal individually when voting by proxy via the internet or by telephone, or if you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in our proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at our 2026 AGM. The voting recommendations of our Board are set forth under *"What are our Board's voting recommendations?"* above.

Q: If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with voting instructions, what happens?

A: If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent may still be able to vote your shares in its discretion. In this regard, under the rules of the NYSE, brokers, banks and other securities intermediaries that are subject to NYSE rules may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under NYSE rules, but not with respect to "non-routine" matters. In this regard, Proposals 1 and 3 are considered to be "non-routine" under NYSE rules meaning that your broker may not vote your shares on those proposals in the absence of your voting instructions. Proposals 2, 4, 5 and 6 are considered to be "routine" matters under NYSE rules meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposals 2, 4, 5 and 6.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Q: What does it mean if I receive more than one set of proxy materials, more than one Notice, or a combination thereof?

A: If you receive more than one set of proxy materials, more than one Notice, or a combination thereof, your shares may be registered in more than one name or are registered in different accounts. Please follow the voting instructions on each set of proxy materials or Notices to ensure that all of your shares are voted.

Q: Can I change my vote after submitting my proxy?

A: Yes. You can revoke your proxy at any time before the commencement of our 2026 AGM. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or via the internet.
- You may send a timely written notice that you are revoking your proxy to our Company Secretary at Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland.
- You may attend our 2026 AGM and vote in person. Simply attending our 2026 AGM will not, by itself, revoke your proxy.

Your most recent proxy card or telephone or internet proxy is the one that is counted. If your shares are held by your broker, bank or other agent as a nominee or agent, you should follow the instructions provided by your broker, bank or other agent.

Q: Do I need a ticket to attend the 2026 AGM?

A: Yes, you will need an admission ticket or proof of ownership of ordinary shares to enter our 2026 AGM. If you are a shareholder of record and you received a full set of proxy materials in the mail, your admission ticket is attached to the proxy card sent to you. If you plan to attend our 2026 AGM, please so indicate when you vote and bring the ticket and valid photo identification with you to our 2026 AGM. If you are a shareholder of record and you received a Notice in the mail, your admission ticket is your Notice. Please bring your Notice and valid photo identification with you to our 2026 AGM. If your shares are held in the name of a bank, broker or other holder of record, your admission ticket is on your voting instruction form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to our 2026 AGM. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you arrive at our 2026 AGM without an admission ticket, we will admit you only if we are able to verify that you are a shareholder. For directions to attend our 2026 AGM in person, please contact our Investor Relations department at +353.1.634.3211 (Ireland) or +1.650.496.2717 (U.S.) or by email at investorinfo@jazzpharmaceuticals.com.

Q: How are votes counted?

A: Votes will be counted by the inspector of elections appointed for our 2026 AGM. The inspector of elections will separately count, with respect to the proposal to elect directors (Proposal 1), votes "FOR," "AGAINST," abstentions and broker non-votes; and, with respect to each of the other proposals, votes "FOR," "AGAINST," abstentions, and, as applicable, broker non-votes.

Q: What are "broker non-votes"?

A: As discussed above, when a beneficial owner of shares held in street name does not give voting instructions to his or her broker, bank or other agent holding his or her shares as to how to vote on matters deemed to be "non-routine" under NYSE rules, the broker, bank or other such agent cannot vote the shares. When there is at least one "routine" matter that the broker, bank or other agent votes on, the shares that are un-voted on "non-routine" matters are counted as "broker non-votes." Proposals 1 and 3 are considered to be "non-routine" under NYSE rules and we therefore expect broker non-votes in connection with those proposals.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Q: How many votes are needed to approve each proposal?

A: Assuming that a quorum is present at our 2026 AGM, the following votes will be required for approval:

Proposal	Vote Required for Approval
Proposal 1	Each director nominee must receive the affirmative vote of a majority of the votes cast on his or her election to hold office until the 2029 AGM
Proposal 2	Affirmative vote of a majority of the votes cast
Proposal 3	Affirmative vote of a majority of the votes cast
Proposal 4	Affirmative vote of a majority of the votes cast
Proposal 5	Affirmative vote of 75% of the votes cast
Proposal 6	Affirmative vote of a majority of the votes cast

Q: What are the treatment and effect of abstentions and broker non-votes?

A: Abstentions and broker non-votes will be treated as shares present for purposes of determining the presence of a quorum for the transaction of business at our 2026 AGM. Abstentions and broker non-votes will not, however, be considered votes cast at our 2026 AGM. Because the approval of all of the proposals is based on the votes cast at our 2026 AGM, abstentions and, as applicable, broker non-votes will not have any effect on the outcome of voting on the proposals.



Q: **What is the quorum requirement?**

A: A quorum of shareholders is necessary to hold a valid AGM. A quorum will be present if shareholders holding a majority of the issued and outstanding ordinary shares entitled to vote as of the record date are present at our 2026 AGM or represented by proxy. On the record date, there were 62,817,628 ordinary shares outstanding and entitled to vote. Your shares will be counted towards the quorum only if you submit a valid proxy (or if one is submitted on your behalf by your broker, bank or other agent) or, provided that you are a shareholder of record, if you vote in person at our 2025 AGM. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum within one hour of the time scheduled for our 2026 AGM, our 2026 AGM will stand adjourned to August 31, 2026 at 9:30 a.m. local time at the same location, or such other time or place as our Board may determine.

Q: **How can I find out the results of the voting at the 2026 AGM?**

A: Preliminary voting results will be announced at our 2026 AGM. In addition, final voting results will be published in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K that we expect to file with the SEC within four business days after our 2026 AGM. If final voting results are not available to us in time to file a Quarterly Report on Form 10-Q or a Current Report on Form 8-K within four business days after our 2026 AGM, we intend to file a Current Report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Current Report on Form 8-K to publish the final results.

Q: **What are the Irish statutory financial statements and where can I access them?**

A: We are presenting for consideration our Irish statutory financial statements, and the respective reports of our directors and our auditors thereon, at our 2026 AGM. Since we are an Irish company, we are required to prepare Irish statutory financial statements under applicable Irish company law and to deliver those financial statements together with the respective reports of the directors and the auditors thereon to shareholders of record in connection with our 2026 AGM. The Irish statutory financial statements cover the results of operations and financial position of our Company for the year ended December 31, 2025. The Irish statutory financial statements were prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and as applied in accordance with the 2014 Act. There is no requirement under Irish law that the Irish statutory financial statements be approved by the shareholders, and no such approval will be sought at our 2026 AGM.

Our Irish statutory financial statements, and the respective reports of the directors and the auditors thereon, will be delivered to shareholders of record in accordance with our obligations under Irish law. We will mail without charge, upon written request, a copy of the Irish statutory financial statements, together with the respective reports of our directors and our auditors thereon, to beneficial "street name" owners of our shares. Requests should be sent to: Jazz Pharmaceuticals plc, Attention: Company Secretary, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland.

Q: **What proxy materials are available on the internet?**

A: Our proxy statement, our letter to shareholders and the 2025 Annual Report and our Irish financial statements for the fiscal year ended December 31, 2025 are available at https://materials.proxyvote.com/G50871. **In addition, we will mail without charge, upon written request, a copy of our 2025 Annual Report on Form 10-K, including the consolidated financial statements, schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to: Jazz Pharmaceuticals plc, Attention: Aislinn Doody, Company Secretary, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland.**

Q: **Who should I call if I have any questions?**

A: If you require any assistance with voting your shares or have any questions or have any other questions, please contact Alliance Advisors, our proxy solicitor, toll-free at +1.833.202.1361, outside of the U.S. at +1.973.284.7477 or JAZZ@allianceadvisors.com.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-33500

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

Ireland	**98-1032470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4, Ireland D04 E5W7
011-353-1-634-7800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value $0.0001 per share	JAZZ	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☒   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒



If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $6,250,820,994 based upon the last sale price reported for the registrant's ordinary shares on such date on The Nasdaq Global Select Market. The calculation of the aggregate market value of voting and non-voting common equity excludes 1,735,946 ordinary shares of the registrant held by executive officers, directors and shareholders that the registrant concluded were affiliates of the registrant on that date. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 17, 2026, a total of 61,560,350 ordinary shares, nominal value $0.0001 per share, of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III, Items 10-14 of this Annual Report on Form 10-K is incorporated by reference to the registrant's definitive Proxy Statement for the 2026 Annual General Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A. If such Proxy Statement is not filed within 120 days after the end of the registrant's fiscal year covered by this Annual Report on Form 10-K, such information will be included in an amendment to this Annual Report on Form 10-K to be filed within such 120-day period.



JAZZ PHARMACEUTICALS PLC
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS



Defined Terms and Products

Defined terms

We use several terms in this Annual Report on Form 10-K, including but not limited to those that are finance, regulation and disease-state related, as well as names of other companies, which are given below.

Term	Description
2007 Directors Award Plan	Amended and Restated 2007 Non-Employee Directors Stock Award Plan
2011 Plan	2011 Equity Incentive Plan
2015 Credit Agreement	Credit agreement dated as of June 18, 2015 (as amended) among Jazz Pharmaceuticals plc, and certain of our other subsidiaries as borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent
2024 Notes	1.50% exchangeable senior notes due 2024
2026 Proxy Statement	definitive proxy statement for our 2026 annual general meeting of shareholders
2026 Notes	2.00% exchangeable senior notes due 2026
2030 Notes	3.125% exchangeable senior notes due 2030
340B program	U.S. Public Health Service's 340B program
ACA	Affordable Care Act
Adare	Adare Pharma Solutions LLC
ADR	administrative dispute resolution
Aetna	Aetna Inc.
AG	authorized generic
AI	artificial intelligence
Alkermes	Alkermes plc
ALL	acute lymphoblastic leukemia
Almaject	Almaject Inc., Alvogen, Inc., and Alvogen PB Research and Development LLC
Amended Credit Agreement	Credit Agreement amended to include the Repricing Amendment No. 1, the Repricing Amendment No. 2 and Amendment No. 3
Amended Revolving Credit Facility	Revolving credit facility amended to increase the Initial Revolving Credit Facility to $885.0 million and extend the maturity date
Amended Revolving Facility Maturity Date	November 26, 2029
Amendment No. 3	amendment to the Credit Agreement entered into by Jazz Lux in November 2024
AML	acute myeloid leukemia
Amneal	Amneal Pharmaceuticals LLC
ANDA	abbreviated NDA
API	active pharmaceutical ingredient
Ascent	Ascent Pharmaceuticals, Inc.
ASD	ASD Specialty Healthcare LLC
ASP	average sales price
ASU	Accounting Standards Update
Audit Committee	audit committee of our board of directors
Autifony	Autifony Therapeutics Limited
Avadel	Avadel Pharmaceuticals plc
Avadel Litigation	All claims relating to all disputes between the parties subject to the global settlement agreement dated October 21, 2025, with Avadel CNS Pharmaceuticals LLC and Flamel Ireland Limited, subsidiaries of Avadel
Axsome	Axsome Therapeutics, Inc.
Azur Merger	the merger of Jazz Pharmaceuticals, Inc. and Azur Pharma in January 2012
Azur Pharma	Azur Pharma Public Limited Company
BLA	Biologics License Application
BPCIA	Biologics Price Competition and Innovation Act
BTC	biliary tract cancers
BTD	Breakthrough Therapy designation
Cardinal	Cardinal Health, Inc.
CAT	Irish capital acquisitions tax
CBD	cannabidiol
CDO	Chief Digital Officer
Cencora	Cencora, Inc. (formerly named AmerisourceBergen Corporation)
cGMP	current Good Manufacturing Practices
Chimerix	Chimerix, Inc.
Chimerix Acquisition	our acquisition of Chimerix on April 21, 2025
Chimerix Common Stock	the common stock, par value $0.001 per share, of Chimerix
Chimerix Shareholder Litigation	two lawsuits filed in the Supreme Court of the State of New York, County of New York, by purported Chimerix shareholders against Chimerix and its Board of Directors, but which do not name any other persons or entities affiliated with Jazz
Chimerix Transaction	the Rosenthal Lawsuit as well as the Chimerix Shareholder Litigation



Term	Description
Litigation	
CHMP	Committee for Medicinal Products for Human Use
CISO	Chief Information Security Officer
Clinigen	Clinigen Group plc
ClpP	mitochondrial caseinolytic protease P
CMS	U.S. Centers for Medicare & Medicaid Services
CNX Therapeutics	CNX Therapeutics Limited
Code	U.S. Internal Revenue Code
CODM	chief operating decision maker
COG	Children's Oncology Group
ConcERTos	Employee Resource Teams
COSO framework	Committee of Sponsoring Organizations of the Treadway Commission Internal Control - Integrated Framework (2013)
CREATES	Creating and Restoring Equal Access To Equivalent Samples Act of 2019
Credit Agreement	Credit Agreement entered into on May 5, 2021, by and among us, Jazz Lux, and certain of our other subsidiaries, as borrowers, the lenders and issuing banks from time to time party thereto, Bank of America, N.A., as administrative agent and U.S. Bank Trust Company, National Association, as collateral trustee
CSA	Federal Controlled Substances Act
DDI	drug-drug interaction
DEA	U.S. Drug Enforcement Administration
DOJ	U.S. Department of Justice
Dollar Term Loan	our former seven-year $3.1 billion term loan B facility under the Credit Agreement
DRD2	dopamine D2 receptor
DS	Dravet syndrome
DTC	Depository Trust Company
EC	European Commission
EDS	excessive daytime sleepiness
EEA	European Economic Area
EMA	European Medicines Agency
Epidiolex ANDA Filers	Teva Pharmaceuticals, Inc.; Padagis US LLC; Apotex Inc.; API Pharma Tech LLC and InvaGen; Lupin Limited; Taro Pharmaceutical Industries Ltd.; Zenara Pharma Private Limited and Biophore Pharma, Inc.; MSN Laboratories Pvt. Ltd. and MSN Pharmaceuticals, Inc.; Alkem Laboratories Ltd.; and Ascent
ESPP	Amended and Restated 2007 Employee Stock Purchase Plan
ESSDS	Express Scripts Specialty Distribution Services, Inc.
ETASU	elements to assure safe use
EU	European Union
EURIBOR	Euro Inter-Bank Offered Rate
Euro Term Loan	our now repaid seven-year €625.0 million term loan B facility under the Credit Agreement
Exchange Act	Securities Exchange Act of 1934, as amended
Exchangeable Senior Notes	our 2026 Notes and 2030 Notes
Fair value step-up expense	the acquisition accounting inventory fair value step-up expense
FASB	Financial Accounting Standards Board
FCP	Federal Ceiling Price
FCPA	U.S. Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration
FDCA	Federal Food, Drug, and Cosmetic Act
Federal Opt-Out Plaintiffs	Humana Inc., Health Care Services Corporation, Molina Healthcare Inc., Blue Cross and Blue Shield of Florida and Health Options, Inc., collectively
FSS	Federal Supply Schedule pricing program
FTC	Federal Trade Commission
GDPR	EU's General Data Protection Regulation
GEA	gastroesophageal adenocarcinoma
GHB	gamma-hydroxybutyric acid
GMP	Good Manufacturing Practice
Granules	Granules India Limited
GW	GW Pharmaceuticals plc
GW Acquisition	our acquisition of GW in May 2021
GW Incentive Plans	GW 2008 Long-Term Incentive Plan, GW 2017 Long-Term Incentive Plan and GW 2020 Long-Term Incentive Plan, each as amended from time to time
Hatch-Waxman Act	Drug Price Competition and Patent Term Restoration Act of 1984
HHS	U.S. Department of Health and Human Services
Hikma	Hikma Pharmaceuticals PLC
HIPAA	Health Insurance Portability and Accountability Act of 1996 and its implementing regulations
HRSA	Health Resources and Services Administration
HSCT	post-hematopoietic stem-cell transplantation
HTA	health technology assessment



Term	Description
IFNα	interferon alpha
IH	idiopathic hypersomnia
IM	intramuscular
IND	investigational NDA
Initial Revolving Credit Facility	our five-year $500.0 million revolving credit facility under the Credit Agreement entered into in May 2021
Internal Revenue Code	Section 4985 of the Internal Revenue Code of 1986, as amended
InvaGen	InvaGen Pharmaceuticals, Inc.
IPR	inter partes review
IPR&D	in-process research and development
IRA	Inflation Reduction Act of 2022
IRS	U.S. Internal Revenue Service
Jazz	Jazz Pharmaceuticals plc
Jazz Investments	Jazz Investments I Limited
Jazz Ireland	Jazz Pharmaceuticals Ireland Limited
Jazz Lux	Jazz Financing Lux S.à.r.l.
Jazz Securities	Jazz Securities Designated Activity Company
KRAS	Kirsten rat sarcoma virus
LBL	lymphoblastic lymphoma
LGS	Lennox-Gastaut syndrome
Ligand	Ligand Pharmaceuticals Incorporated
Lupin	Lupin Inc.
MAA	Marketing Authorization Application
MAHA	Make America Healthy Again
MAPK	mitogen-activated protein kinase
McKesson	McKesson Corporation
MDS	Myelodysplastic Syndrome
MFN	Most-Favored-Nation
MWT	Maintenance of Wakefulness Test
Narcolepsy Indications	Indications for Avadel's Lumryz product currently approved by FDA
NDA	New Drug Application
New Repurchase Program	our share repurchase program announced on July 31, 2024
NHS	U.K. National Health Service
NOL	net operating loss
Non-FAMP	non-federal average manufacturer price
Non-Narcolepsy Indications	Indications or uses for Avadel's Lumryz product not currently approved by FDA
OBBBA	One Big Beautiful Bill Act, H.R.1, a budget bill signed into law on July 4, 2025
ODE	Orphan Drug Exclusivity in the U.S.
OECD	Organization for Economic Co-operation and Development
OIG	Office of Inspector General of the HHS
Old Repurchase Program	our share repurchase program authorized by our board of directors in November 2016
OME	orphan market exclusivity in the EU
Orange Book	FDA's publication "Approved Drug Products with Therapeutic Equivalence Evaluations"
Par	Par Pharmaceutical, Inc.
Patheon	Patheon Pharmaceuticals Inc., together with its affiliates
Patheon Agreement	our Master Manufacturing Services Agreement with Patheon
PBL	Porton Biopharma Limited
PBMs	pharmacy benefit managers
PDUFA	Prescription Drug User Fee Act
Pfenex	Pfenex, Inc.
PharmaMar	Pharma Mar, S.A.
Pillar Two	the OECD framework proposal to implement a two-pillar plan on global tax reform, including a global minimum tax rate of 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis
PRC	People's Republic of China
PRSUs	Performance-based restricted stock units
PRV	priority review voucher
PTAB	Patent Trial and Appeal Board of the USPTO
R&D	research and development
R/R	relapsed/refractory
Recommendation Statement	Chimerix's Schedule 14D-9 Solicitation/Recommendation Statement
Redx	Redx Pharma plc
REMS	risk evaluation and mitigation strategy
Repricing Amendment No.1	amendment to the Credit Agreement entered into by Jazz Lux in January 2024
Repricing Amendment	amendment to the Credit Agreement entered into by Jazz Lux in July 2024



Term	Description
No.2	
RFC	Request for Comment
RK Pharma	RK Pharma, Inc., Apicore US LLC, Archis Pharma LLC, Vgyaan Pharmaceuticals LLC
RLD	reference listed drug
Rosenthal Lawsuit	a lawsuit filed in the Supreme Court of the State of New York, County of Chemung, by David Rosenthal, purportedly on behalf of Chimerix Shareholders
RSUs	restricted stock units
RTOR	Real-Time Oncology Review
Saniona	Saniona A/S
sBLA	supplemental BLA
SCLC	small cell lung cancer
SEC	U.S. Securities and Exchange Commission
Secured Notes	our issued $1.5 billion in aggregate principal amount of 4.375% senior secured notes, due 2029
Securities Act	Securities Act of 1933, as amended
Self-Insured Schools Lawsuit	On August 14, 2020, a class action lawsuit was filed in the United States District Court for the Southern District of New York by the Self-Insured Schools of California on behalf of itself and all others similarly situated, against the Company Defendants, as well as Hikma, Eurohealth (USA) Inc., Hikma Pharmaceuticals USA, Inc., West-Ward Pharmaceuticals Corp., Roxane Laboratories, Inc., Amneal, Endo International, plc, Endo Pharmaceuticals LLC, Par, Lupin Ltd., Lupin Pharmaceuticals Inc., Lupin, Sun Pharmaceutical Industries Ltd., Sun Pharmaceutical Holdings USA, Inc., Sun Pharmaceutical Industries, Inc., Ranbaxy Laboratories Ltd., Teva Pharmaceutical Industries Ltd., Watson Laboratories, Inc., Wockhardt Ltd., Morton Grove Pharmaceuticals, Inc., Wockhardt USA LLC, Mallinckrodt plc, and Mallinckrodt LLC
Siegfried	Siegfried USA, LLC and its European affiliates
Simtra	Simtra Biopharma Solutions
SmPC	Summary of Product Characteristics
sNDA	supplemental NDA
Sumitomo	Sumitomo Pharma Co., Ltd.
Sunshine provisions	Physician Payment Sunshine Act
sVOD	severe VOD
Takeda	Takeda Pharmaceutical Company Limited
T-DXd	trastuzumab deruxtecan
TCA	EU-U.K. Trade and Cooperation Agreement
Tender Offer Documents	our Tender Offer Statement together with the Recommendation Statement
Term SOFR	U.S. dollar Secured Overnight Financing Rate
Teva	Teva Pharmaceuticals, Inc.
Tranche B-1 Dollar Term Loans	upon entry into the Repricing Amendment No.1, the then outstanding Dollar Term Loan was refinanced into a new tranche of U.S. dollar term loans
Tranche B-2 Dollar Term Loans	upon entry into the Repricing Amendment No.2, the then outstanding Tranche B-1 Dollar Term Loans were refinanced into a new tranche of U.S. dollar term loans
Tricare program	Tricare Retail Pharmacy program
Tris Pharma	Tris Pharma, Inc.
TSC	tuberous sclerosis complex
TSR	total shareholder return
U.K.	United Kingdom
U.K. Bribery Act	U.K. Bribery Act of 2010
U.S.	United States of America
U.S. GAAP	U.S. generally accepted accounting principles
USPTO	U.S. Patent and Trademark Office
VA	U.S. Department of Veterans Affairs
VOD	veno-occlusive disease
WAC	Wholesale Acquisition Cost
WCLC	World Conference on Lung Cancer
Werewolf	Werewolf Therapeutics, Inc.
WuXi	WuXi Biologics Co., Ltd.
WuXi (Hong Kong)	WuXi Biologics (Hong Kong) Limited
XLp	XL-protein GmbH
Zepzelca ANDA Filers	Sandoz Inc., InvaGen, CIPLA USA, Inc., CIPLA (EU) Limited, CIPLA Limited, Zydus Lifesciences Global FZE, Zydus Pharmaceuticals (USA) Inc., Zydus Lifesciences Limited, RK Pharma, MSN Pharmaceuticals Inc., and MSN Laboratories PVT. LTD.
Zymeworks	Zymeworks Inc.

Products

The brand names of our products, our delivery devices and certain of our product candidates and their associated generic names are given below.

Term	Description
CombiPlex	CombiPlex® (delivery technology platform)
Defitelio	Defitelio® (defibrotide sodium), Defitelio® (defibrotide)
Epidiolex	Epidiolex® (cannabidiol) oral solution, Epidyolex® (the trade name in Europe and other countries outside the U.S. for Epidiolex)
Modeyso	Modeyso™ (dordaviprone)
Rylaze	Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn), Enrylaze® (the trade name in Europe and other countries outside the U.S. and Canada for Rylaze)
Sativex*	Sativex® (nabiximols) oral solution
Vyxeos	Vyxeos® (daunorubicin and cytarabine) liposome for injection, Vyxeos® liposomal 44 mg/100 mg powder for concentrate for solution for infusion
Xyrem	Xyrem® (sodium oxybate) oral solution
Xywav	Xywav® (calcium, magnesium, potassium, and sodium oxybates) oral solution
Zepzelca	Zepzelca® (lurbinectedin)
Ziihera	Ziihera® (zanidatamab-hrii)

*On October 31, 2025, we completed the sale of Sativex to CNX Therapeutics.

We own or have rights to various copyrights, trademarks, and trade names used in our business in the U.S. and/or other countries, including the following: Jazz Pharmaceuticals®, Xywav® (calcium, magnesium, potassium, and sodium oxybates) oral solution, Xyrem® (sodium oxybate) oral solution, Epidiolex® (cannabidiol) oral solution, Epidyolex® (the trade name in Europe and other countries outside the U.S. for Epidiolex), Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn), Enrylaze® (the trade name in Europe and other countries outside the U.S. and Canada for Rylaze), Zepzelca® (lurbinectedin), Defitelio® (defibrotide sodium), Defitelio® (defibrotide), Vyxeos® (daunorubicin and cytarabine) liposome for injection, Vyxeos® liposomal 44 mg/100 mg powder for concentrate for solution for infusion, Modeyso™ (dordaviprone), CombiPlex® and Ziihera® (zanidatamab-hrii).

This Annual Report on Form 10-K also includes trademarks, service marks and trade names of other companies. Trademarks, service marks and trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.



CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "opportunity," "project," "predict," "propose," "intend," "continue," "potential," "possible," "strive," "seek," "designed," "goal", "foreseeable," "likely" or the negative of these words or other similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in greater detail under Risk Factors in Part I, Item 1A of this Annual Report on Form 10-K. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In addition, our goals and objectives are aspirational and are not guarantees or promises that such goals and objectives will be met. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and the documents that we file with the SEC with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by our cautionary statements. Except as required by law, we assume no obligation to update our forward-looking statements publicly, or to update the reasons that actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SUMMARY RISK FACTORS

Below is a summary of principal factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, which you should carefully review and consider as part of your evaluation of an investment in our ordinary shares. The below risk factor summary is qualified in its entirety by that more complete discussion of such risks and uncertainties.

- Our inability to maintain revenues from our oxybate franchise would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

- The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products.

- The distribution and sale of our oxybate products are subject to significant regulatory restrictions, including the requirements of a REMS and safety reporting requirements, and these regulatory and safety requirements subject us to risks and uncertainties, any of which could negatively impact sales of Xywav and Xyrem.

- Our inability to maintain or increase sales of Epidiolex/Epidyolex would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

- While we expect Xywav and Epidiolex/Epidyolex to remain our largest products, our success also depends on our ability to effectively commercialize our other existing products and potential future products.

- We face substantial competition from other companies, including companies with larger sales organizations and more experience working with large and diverse product portfolios, and competition from generic drugs.

- Adequate coverage and reimbursement from third party payors may not be available for our products and we may be unable to successfully contract for coverage from PBMs and other organizations; conversely, to secure coverage from these organizations, we may be required to pay rebates or other discounts or other restrictions to reimbursement, either of which could diminish our sales or adversely affect our ability to sell our products profitably.

- The pricing of pharmaceutical products has come under increasing scrutiny as part of a global trend toward healthcare cost containment and resulting changes in healthcare law and policy, including changes to Medicare, may impact our business in ways that we cannot currently predict, which could have a material adverse effect on our business and financial condition.

- In addition to access, coverage and reimbursement, the commercial success of our products depends upon their market acceptance by physicians, patients, third party payors and the medical community.



- Delays or problems in the supply of our products for sale or for use in clinical trials, loss of our single source suppliers or failure to comply with manufacturing regulations could materially and adversely affect our business, financial condition, results of operations and growth prospects.

- Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could increase our costs, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

- We may not realize the anticipated benefits from our acquisition of Chimerix.

- Our future success depends on our ability to successfully obtain and maintain regulatory approvals for our late-stage product candidates and, if approved, to successfully launch and commercialize those product candidates.

- We may not be able to successfully identify and acquire or in-license additional products or product candidates to grow our business, and, even if we are able to do so, we may otherwise fail to realize the anticipated benefits of these transactions.

- Conducting clinical trials is costly and time-consuming, and the outcomes are uncertain. A failure to prove that our product candidates are safe and effective in clinical trials, or to generate data in clinical trials to support expansion of the therapeutic uses for our existing products, could materially and adversely affect our business, financial condition, results of operations and growth prospects.

- It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

- We have incurred, and may in the future incur, substantial costs as a result of litigation or other proceedings relating to patents, other intellectual property rights and related matters, and we may be unable to protect our rights to, or commercialize, our products.

- Significant disruptions of information technology systems or data security incidents could adversely affect our business.

- We are subject to significant ongoing regulatory obligations and oversight, which may subject us to civil or criminal proceedings, investigations, or penalties and may result in significant additional expense and limit our ability to commercialize our products.

- If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

- We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position, and our business would be adversely affected if we are unable to service our debt obligations.

- To continue to grow our business, we will need to commit substantial resources, which could result in future losses or otherwise limit our opportunities or affect our ability to operate and grow our business.

- If we fail to attract, retain and motivate members of our executive management team and key personnel, our operations and our future growth may be adversely affected.

NOTE REGARDING COMPANY REFERENCE

In this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, all references to "Jazz Pharmaceuticals," "Jazz," "the registrant," "we," "us," and "our" refer to Jazz Pharmaceuticals plc and its consolidated subsidiaries.



Item 1.   Business

Overview

Jazz Pharmaceuticals plc is a global biopharmaceutical company whose purpose is to innovate to transform the lives of patients and their families. We are dedicated to developing life-changing medicines for people with rare disease – often with limited or no therapeutic options. We have a diverse portfolio of medicines, including leading therapies addressing epilepsies, cancers and sleep disorders. Our patient-focused and science-driven approach powers pioneering R&D advancements across our robust pipeline of innovative therapeutics.

Our lead marketed products, listed below, are approved in countries around the world to improve patient care.

- **Xywav® (calcium, magnesium, potassium, and sodium oxybates) oral solution**, a product approved by FDA in July 2020, and launched in the U.S. in November 2020 for the treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy, and also approved by FDA in August 2021 for the treatment of IH in adults and launched in the U.S. in November 2021. Xywav contains 92% less sodium than Xyrem®. Xywav is also approved in Canada for the treatment of cataplexy in patients with narcolepsy.

- **Epidiolex® (cannabidiol) oral solution**, a product approved by FDA and launched in the U.S. in 2018 by GW and currently indicated for the treatment of seizures associated with LGS, DS, or TSC in patients one year of age or older; in the EU and Great Britain (where it is marketed as Epidyolex®) and other markets, it is approved for adjunctive treatment of seizures associated with LGS or DS, in conjunction with clobazam (EU and Great Britain only), in patients 2 years of age and older and for adjunctive treatment of seizures associated with TSC in patients 2 years of age and older.

- **Ziihera® (zanidatamab-hrii)**, a product approved by FDA in November 2024 under FDA's accelerated approval pathway and launched in the U.S. in December 2024 for the treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy. In January 2026, Ziihera obtained conditional approval in Canada for the treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.

- **Modeyso™ (dordaviprone)**, a product approved by FDA in August 2025 under FDA's accelerated approval pathway for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.

- **Zepzelca® (lurbinectedin)**, a product approved by FDA in June 2020 under FDA's accelerated approval pathway and launched in the U.S. in July 2020 for the treatment of adult patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy; approved by FDA in October 2025 in combination with atezolizumab or atezolizumab and hyaluronidase-tqjs as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, carboplatin and etoposide; and obtained conditional approval in Canada in September 2021 for the treatment of adults with Stage III or metastatic SCLC, who have progressed on or after platinum-containing therapy.

- **Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn)**, a product approved by FDA in June 2021 and launched in the U.S. in July 2021 for use as a component of a multi-agent chemotherapeutic regimen for the treatment of ALL or LBL in adults and pediatric patients aged one month or older who have developed hypersensitivity to *E. coli*-derived asparaginase. In September 2023, the EC granted marketing authorization under the trade name Enrylaze®. This therapy is also approved in markets including Great Britain, Canada, Switzerland and Australia.

We continue to invest in pipeline programs that further our rare disease strategy. For a summary of our ongoing R&D activities, see "Business—Research and Development Progress" in this Part I, Item 1.



Our Strategy

Our strategy for growth is rooted in executing commercial launches and ongoing commercialization initiatives, advancing robust R&D programs and delivering impactful clinical results, effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development, and delivering strong financial performance. We focus on rare diseases, which often have high unmet needs and small patient populations, resulting in efficient, concentrated call points. We seek to identify and develop highly differentiated therapies for these patients that we expect will be long-lived assets and that we can support with an efficient commercialization model. In addition, we leverage our efficient, scalable operating model and integrated capabilities across our global infrastructure to effectively reach patients around the world.

Our strategy to deliver sustainable growth and enhanced value continues to be focused on:

- Strong commercial execution to drive diversified revenue growth and address unmet medical needs of our patients who often have limited or no therapeutic options;

- Expanding and advancing our pipeline to achieve a valuable portfolio of durable, highly differentiated products;

- Building an efficient and productive development engine to identify and progress early-, mid- and late-stage assets;

- Identifying and acquiring novel product candidates and approved therapies to complement our existing pipeline and commercial portfolio;

- Investing in an efficient, scalable operating model and differentiated capabilities to enable growth; and

- Unlocking further value through indication expansion and entry into global markets.

Our Commercialized Products

Our Rare Sleep Products. We are the leader in the development and commercialization of oxybate therapy for patients with rare sleep disorders. In 2020, we received FDA approval for Xywav for the treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy. In August 2021, Xywav became the first and only therapy approved by FDA for the treatment of IH in adults. Xywav has become a standard of care for patients with narcolepsy and IH.

Xywav. In July 2020, FDA approved Xywav for the treatment of cataplexy and EDS in patients seven years of age and older with narcolepsy. Narcolepsy is a chronic, debilitating neurological disorder characterized by EDS and the inability to regulate sleep-wake cycles normally. Since there is no cure for narcolepsy and long-term disease management is needed, we believe that Xywav represents an important therapeutic option for patients with this sleep disorder. Narcolepsy affects an estimated one in 2,000 people in the U.S., with symptoms typically appearing in childhood. There are five primary symptoms of narcolepsy, including EDS, cataplexy, disrupted nighttime sleep, sleep-related hallucinations, and sleep paralysis. While patients with narcolepsy may not experience all five symptoms, EDS, an essential symptom of narcolepsy, is present in all narcolepsy patients and is characterized by chronic, pervasive sleepiness as well as sudden irresistible and overwhelming urges to sleep (inadvertent naps and sleep attacks). Narcolepsy may affect many areas of life, including limiting a patient's education and employment opportunities, and may lead to difficulties at work, school, or in daily life activities like driving, operating machinery or caring for children. Patients with narcolepsy may also suffer from significant medical comorbidities in both adult and pediatric populations, including increased psychiatric comorbidity (including anxiety disorders and mood disorders), intentional self-injury, attempted suicide, suicide-related mortality, other sleep disorders (such as periodic limb movement disorder), cardiovascular disorders (such as hypertension, coronary atherosclerosis, acute myocardial infarction, and congestive heart failure), and metabolic disorders (such as obesity, metabolic syndrome and diabetes).

Cataplexy, the sudden loss of muscle tone with retained consciousness, can be one of the most debilitating symptoms of narcolepsy. Cataplexy is present in approximately 70% of patients with narcolepsy. Cataplexy can range from slight weakness or a drooping of facial muscles to the complete loss of muscle tone resulting in postural collapse. It may also impair a patient's vision or speech. Cataplexy is often triggered by strong emotions such as laughter, anger or surprise. Cataplexy can severely impair a patient's quality of life and ability to function.

Narcolepsy patients, by virtue of their diagnosis, are at increased risk of cardiovascular events and disease, and the impact of sodium on cardiovascular health is well established. There is also extensive scientific evidence that reducing sodium consumption, which is a modifiable risk factor, is associated with clinically meaningful reductions in blood pressure and cardiovascular disease risk. Therefore, we believe that reducing sodium intake compared to currently-marketed high-sodium oxybate products by 92% each day is a significant advancement for these patients. The 92% reduction of sodium translates into a reduction of approximately 1,000 to 1,500 milligrams per day for a patient prescribed high-sodium oxybate, depending on the dose. Our commercial efforts are focused on educating patients and physicians about the lifelong impact of high sodium intake, and how the use of Xywav enables them to address what is a modifiable risk factor. When patients transition from Xyrem to Xywav, Xywav treatment is initiated at the same dose and regimen (gram for gram) and titrated as needed based on efficacy and tolerability.

Jazz Pharmaceuticals.

We view the continued adoption of Xywav in narcolepsy as a positive indication that physicians and patients appreciate the benefits of a low-sodium oxybate option. In June 2021, FDA recognized seven years of ODE for Xywav in EDS and cataplexy in narcolepsy through July 21, 2027 (which was subsequently extended to January 21, 2028). Nevertheless, Lumryz, a fixed-dose, high-sodium oxybate, was approved by FDA on May 1, 2023 for the treatment of cataplexy or EDS in adults with narcolepsy and was launched in the U.S. market in June 2023. FDA continues to recognize seven years of ODE for Xywav in narcolepsy. In connection with granting ODE for Xywav, FDA stated that "Xywav is clinically superior to Xyrem by means of greater safety because Xywav provides a greatly reduced chronic sodium burden compared to Xyrem." FDA's summary also stated that "the differences in the sodium content of the two products at the recommended doses will be clinically meaningful in reducing cardiovascular morbidity in a substantial proportion of patients for whom the drug is indicated." FDA has also recognized that the difference in sodium content between Xywav and Lumryz is likely to be clinically meaningful in all patients with narcolepsy and that Xywav is safer than Lumryz in all such patients. Lumryz has the same sodium content as Xyrem. Our first medicine in rare sleep disorders was Xyrem, which contains 1640mg of sodium per 9-gram dose per night. Xyrem is indicated for the treatment of cataplexy and EDS in patients seven years of age and older with narcolepsy. Xywav contains 92% less sodium than Xyrem and is the only approved oxybate therapy that does not carry a warning and precaution related to high sodium intake.

On August 12, 2021, FDA approved Xywav for the treatment of IH in adults. Xywav remains the first and only FDA-approved therapy to treat IH. We initiated the U.S. commercial launch of Xywav for the treatment of IH in adults on November 1, 2021. In January 2022, FDA recognized seven years of ODE for Xywav in IH through August 12, 2028. IH is a debilitating neurologic sleep disorder characterized by chronic EDS (the inability to stay awake and alert during the day resulting in the irrepressible need to sleep or unplanned lapses into sleep or drowsiness), severe sleep inertia, and prolonged and non-restorative nighttime sleep. Although there are overlapping clinical features with other conditions, including narcolepsy, IH has its own specific diagnostic criteria. IH can significantly affect social, educational and occupational functioning. An estimated 37,000 people in the U.S. have been diagnosed with IH and are actively seeking healthcare.

We have agreements in place for Xywav with all three major PBMs in the U.S. To date, we have entered into agreements with various entities and have achieved benefit coverage for Xywav in both narcolepsy and IH indications for approximately 90% of commercial lives.

We have seen strong adoption of Xywav in narcolepsy since its launch in November 2020 and increasing adoption in IH since its launch in November 2021. At the end of 2025, there were approximately 16,175 patients taking Xywav, including approximately 10,950 patients with narcolepsy and approximately 5,225 patients with IH.

In 2025, net product sales of Xywav were $1,657.0 million, which represented 41% of our total net product sales for the year.

Xyrem. Xyrem was approved in the U.S. for the treatment of cataplexy in patients with narcolepsy in 2002 and was approved for treatment of EDS in patients with narcolepsy in 2005. In October 2018, Xyrem was also approved in the U.S. for the treatment of cataplexy or EDS in pediatric patients seven years of age and older with narcolepsy. As of January 2026, we are aware of two high-sodium oxybate generics of Xyrem that have been launched.

In 2025, net product sales of Xyrem were $146.0 million, which represented 4% of our total net product sales for the year.

Xywav and Xyrem REMS. Our marketing, sales and distribution of Xywav and Xyrem in the U.S. are subject to a REMS, which is required by FDA to mitigate the risks of serious adverse outcomes resulting from inappropriate prescribing, abuse, misuse and diversion of Xywav and Xyrem. The Xywav and Xyrem REMS has the same requirements for both products. Under this REMS, all of the Xywav and Xyrem sold in the U.S. must be dispensed and shipped directly to patients or caregivers through a central pharmacy. Xywav and Xyrem may not be stocked in retail pharmacies. Physicians and patients must complete an enrollment process prior to fulfillment of Xywav and Xyrem prescriptions, and each physician and patient must receive materials concerning the serious risks associated with Xywav and Xyrem before the physician can prescribe, or a patient can receive, the product. The central certified pharmacy must monitor and report instances of patient or prescriber behavior giving rise to a reasonable suspicion of abuse, misuse or diversion of Xywav and Xyrem, and maintains enrollment and prescription monitoring information in a central database. The central pharmacy ships the product directly to the patient (or caregiver) by a courier service.

Since 2002, we have had exclusive agreements with ESSDS, the central pharmacy for Xywav and Xyrem, to distribute Xywav and Xyrem in the U.S. and provide patient support services related to Xyrem. In December 2022, we entered into new agreements with ESSDS with a two-year term and our ability to extend the term for an additional year. Our current agreements with ESSDS were amended in November 2025 to extend the term of the central pharmacy agreement to December 31, 2026, and the patient support services agreement to September 1, 2026. The agreements may be terminated by either party at any time without cause on 180 days' prior written notice to the other party.



Our Rare Epilepsy Product

Epidiolex. We acquired Epidiolex (Epidyolex outside the U.S.) in May 2021 as part of our GW Acquisition, which added a durable and long-lived asset in rare epilepsies to our portfolio. Epidiolex was approved in the U.S. in June 2018 for the treatment of seizures associated with two rare and severe forms of epilepsy, LGS and DS, in patients two years of age and older, and subsequently approved in July 2020 for the treatment of seizures associated with TSC in patients one year of age and older. FDA also approved the expansion of the other approved indications, LGS and DS, to patients one year of age and older. In September 2019, the EC granted marketing authorization under the trade name Epidyolex for use as adjunctive therapy of seizures associated with LGS or DS, in conjunction with clobazam, for patients two years of age and older. The clobazam restriction is limited to the EU and Great Britain. Epidyolex was also approved for adjunctive therapy in seizures associated with TSC for patients 2 years of age and older in the EU in April 2021 and Great Britain in August 2021. Epidyolex is now launched and reimbursed in more than 40 countries. See "Research and Development Progress" below for a discussion of clinical development activities for Epidiolex.

LGS and DS are severe childhood-onset, drug-resistant epilepsy syndromes. LGS and DS affect approximately 35,000-50,000 and approximately 10,000 individuals in the U.S., respectively. TSC is a rare genetic disorder that causes non-malignant tumors to form in many different organs and is a leading cause of genetic epilepsy. TSC affects approximately 50,000 individuals in the U.S. Epidiolex has received ODE to treat seizures associated with TSC, which expires in July 2027. From October 2023 through January 2025, we entered into settlement agreements with each of the Epidiolex ANDA Filers that resolved our patent litigation with them related to Epidiolex. Under the settlement agreements, we granted each of the Epidiolex ANDA Filers a license to manufacture, market, and sell its own generic version of Epidiolex beginning in the very late 2030s, or earlier under certain circumstances, including but not limited to the launch of another generic Epidiolex product or a final decision that all unexpired claims of the Epidiolex patents are not infringed, or are invalid and/or unenforceable.

Net product sales of Epidiolex/Epidyolex in 2025 were $1,059.2 million, which represented 26% of our total net product sales for the year.

Our Rare Oncology Products

Ziihera. We acquired our exclusive development and commercialization rights to Ziihera in 2022 through an exclusive licensing and collaboration agreement with a subsidiary of Zymeworks providing development and commercialization rights to zanidatamab across all indications in the U.S., Europe, Japan and all other territories except for those Asia/Pacific territories previously licensed by Zymeworks. The term of the license agreement extends on a licensed product-by-licensed product and country-by-country basis until the expiration of the royalty term for such licensed product in such country. We have the right to terminate the license agreement at will upon a specified notice period, and either party can terminate the license agreement for the other party's uncured material breach or bankruptcy.

Ziihera is a bispecific HER2-directed antibody that binds to two extracellular sites on HER2. Binding of zanidatamab-hrii with HER2 results in internalization leading to a reduction of the receptor on the tumor cell surface. In the U.S., Ziihera was granted accelerated approval by FDA in November 2024 and is indicated for the treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test. Ziihera was launched in December 2024. Continued approval for BTC may be contingent upon verification and description of clinical benefit in the Phase 3 HERIZON-BTC-302 confirmatory trial.

In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy. In January 2026, Ziihera obtained conditional approval in Canada for the treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.

In 2025, net product sales of Ziihera were $24.8 million, which represented less than 1% of our total net product sales for the year.

Modeyso. We completed the Chimerix Acquisition in April 2025 for a total of cash consideration of $944.2 million, adding Modeyso (dordaviprone), a protease activator of the mitochondrial ClpP that also inhibits DRD2, to our rare oncology portfolio. In August 2025, Modeyso was granted accelerated approval by FDA for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy. Modeyso is the first and only treatment option approved by FDA for this ultra-rare and aggressive brain tumor that mainly affects children and young adults. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the Phase 3 ACTION confirmatory trial. In connection with the approval by FDA of Modeyso in August 2025, we received a rare pediatric disease PRV, which we sold in January 2026 for total cash consideration of $200.0 million of which 50% is attributable to us.



Net product sales of Modeyso in 2025 were $48.0 million, which represented 1% of our total net product sales for the year.

Zepzelca. We acquired U.S. development and commercialization rights to Zepzelca in early 2020, and launched six months thereafter, with an indication for treatment of patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy. Zepzelca is an alkylating drug that binds guanine residues within DNA. This triggers a cascade of events that can affect the activity of DNA binding proteins, including some transcription factors, and DNA repair pathways, resulting in disruption of the cell cycle and eventual cell death. Our education and promotional efforts are focused on SCLC-treating physicians. We are continuing to market Zepzelca across academic and community cancer centers.

Our exclusive U.S. development and commercialization rights to Zepzelca were acquired through an exclusive license agreement we entered into with PharmaMar in December 2019. In October 2020, we entered into an amendment to the license agreement with PharmaMar to expand our exclusive license to include rights to develop and commercialize Zepzelca in Canada. The term of the amended license agreement extends on a licensed product-by-licensed product and country-by-country basis until the latest of: (i) expiration of the last PharmaMar patent covering Zepzelca in that country (subject to certain exclusions), (ii) expiration of regulatory exclusivity for Zepzelca in that country and (iii) 12 years after the first commercial sale of Zepzelca in that country. We have the right to terminate the amended license agreement at will upon a specified notice period, and either party can terminate the amended license agreement for the other party's uncured material breach or bankruptcy.

Zepzelca was granted orphan drug designation for adults with metastatic SCLC with disease progression on or after platinum-based chemotherapy by FDA in August 2018. In December 2019, PharmaMar submitted an NDA to FDA for accelerated approval of Zepzelca for relapsed SCLC based on data from a Phase 2 trial, and in February 2020, FDA accepted the NDA for filing with priority review. In June 2020, FDA granted accelerated approval of Zepzelca for the treatment of adult patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy. Zepzelca is approved based on response rate and duration of response. In October 2024, we announced positive top-line results from the Phase 3 IMforte trial showing a statistically significant and clinically meaningful progression-free survival and overall survival benefit for Zepzelca and atezolizumab in combination in the first-line maintenance setting. In June 2025, the sNDA submission for the combination of Zepzelca with atezolizumab or atezolizumab and hyaluronidase-tqjs was granted priority review by FDA and subsequently approved in October 2025 as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, or atezolizumab and hyaluronidase-tqjs carboplatin and etoposide. In addition, our licensor PharmaMar is conducting a confirmatory trial in second-line SCLC. This is a three-arm trial comparing Zepzelca as either monotherapy or in combination with irinotecan to investigator's choice of irinotecan or topotecan.

In 2025, net product sales of Zepzelca were $307.3 million, which represented 8% of our total net product sales for the year.

Rylaze. Rylaze was approved by FDA in June 2021 under the RTOR program, and was launched in the U.S. in July 2021, for use as a component of a multi-agent chemotherapeutic regimen for the treatment of patients with ALL, and LBL, in pediatric and adult patients one month and older who have developed hypersensitivity to E. coli-derived asparaginase. Rylaze is the only recombinant erwinia asparaginase manufactured product that maintains a clinically meaningful level of serum asparaginase activity throughout the entire intended course of treatment. We developed Rylaze to address the needs of patients and health care providers for an innovative, high-quality erwinia asparaginase with reliable supply.

The initial approved recommended dosage of Rylaze was for an IM administration of 25 mg/m^2 every 48 hours. In November 2022, FDA approved an sBLA, for a Monday/Wednesday/Friday 25/25/50 mg/m^2 IM dosing schedule. In September 2023, the EC granted marketing authorization for JZP458 (Rylaze) under the trade name Enrylaze®. Enrylaze was approved in Great Britain in January 2024, and is also approved in Canada, Switzerland and Australia.

In 2025, net product sales of Rylaze were $402.9 million, which represented 10% of our total net product sales for the year.

Revenue Diversification

As part of our objective to build a durable, growing commercial portfolio and reduce business risk by diversifying our revenue sources, we have been actively seeking to expand our commercial portfolio through a combination of launching internally developed therapies and commercial assets or investigational therapies acquired through corporate development. In 2020, 74% of total revenue was generated by one product, the high-sodium oxybate Xyrem. For the year ended December 31, 2025, 8% of total revenue was generated by Xyrem plus high-sodium oxybate AG royalty revenue.



Our lead marketed products, listed below, are approved in countries around the world to improve patient care.

Product	Indications	Initial Approval Date	Markets
Xywav® (calcium, magnesium, potassium, and sodium oxybates)	Treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy.	July 2020	U.S.
	Treatment of IH in adults.	August 2021	U.S.
	Treatment of cataplexy in patients with narcolepsy.	May 2023	Canada
Epidiolex® (cannabidiol)	Treatment of seizures associated with LGS, DS, or TSC, in patients 1 year of age and older.	June 2018 and July 2020	U.S.
	Adjunctive therapy of seizures associated with LGS, DS, or TSC in patients 1 year of age and older.	April and October 2021	Israel
	For adjunctive therapy of seizures associated with LGS, DS or TSC for patients 2 years of age and older.	November 2023	Canada
Epidyolex® (cannabidiol)	For adjunctive therapy of seizures associated with LGS or DS, in conjunction with clobazam, for patients 2 years of age and older.[1]	September 2019	EU, Great Britain, EEA, Switzerland, Australia, other markets
	For adjunctive therapy of seizures associated with TSC for patients 2 years of age and older.	April 2021	EU, Great Britain, EEA and Switzerland
Ziihera® (zanidatamab-hrii)	Treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test.	November 2024	U.S. (licensed from Zymeworks)[2]
	Treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy.	June 2025	EU (licensed from Zymeworks)[3]
	Treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.	January 2026	Canada (licensed from Zymeworks)[4]
Modeyso™ (dordaviprone)	Treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.	August 2025	U.S.[2]
Zepzelca® (lurbinectedin)	Treatment of adult patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy.	June 2020	U.S. (licensed from PharmaMar)[2]
	Treatment of adults with Stage III or metastatic SCLC who have progressed on or after platinum-containing therapy.	September 2021	Canada (licensed from PharmaMar)[4]
	In combination with atezolizumab or atezolizumab and hyaluronidase-tqjs for the first-line maintenance treatment of adult patients with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab or atezolizumab and hyaluronidase-tqjs, carboplatin and etoposide.	October 2025	U.S. (licensed from PharmaMar)
Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL, and LBL, in adult and pediatric patients 1 month or older who have developed hypersensitivity to E. coli-derived asparaginase.	June 2021	U.S.
Rylaze® (crisantaspase recombinant)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL and LBL, in adults and pediatric patients 1 year or older who have developed hypersensitivity to E. coli-derived asparaginase.	September 2022	Canada
Enrylaze® (recombinant crisantaspase)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL and LBL in adult and pediatric patients (1 month and older) who have developed hypersensitivity or silent inactivation to E. coli-derived asparaginase.	September 2023	EU, Great Britain, Switzerland, other markets

Jazz Pharmaceuticals.

[1] The clobazam restriction limited to EU and Great Britain
[2] Accelerated approval received from FDA
[3] Conditional marketing authorization granted by EC
[4] Conditional approval received from Health Canada

Research and Development Progress

Our R&D activities encompass all stages of development and currently include clinical testing of new product candidates and activities related to clinical improvements of, or additional indications or new clinical data for, our existing marketed products. We also have active preclinical and early-stage programs for novel therapies that further our rare disease strategy and leverage the strong R&D capabilities we have built. We are increasingly leveraging our internal R&D function, and we have entered into collaborations with third parties for the R&D of innovative early-stage product candidates and have supported additional investigator-sponsored trials that are anticipated to generate additional data related to our products. We also seek out investment opportunities in support of the development of early- and mid-stage technologies in areas where we have deep expertise with a focus on validated targets and mechanisms. We have a number of licensing and collaboration agreements with third parties, including biotechnology companies, academic institutions and research-based companies and institutions, related to preclinical and clinical R&D activities.

Zanidatamab. Zanidatamab is a HER2-targeted bispecific antibody that can simultaneously bind two non-overlapping epitopes of HER2, known as biparatopic binding. Following positive data from a pivotal Phase 2 clinical trial evaluating zanidatamab monotherapy in patients with previously treated advanced or metastatic HER2-amplified BTC, we completed a BLA submission in second-line BTC in March 2024. In May 2024, FDA granted priority review of the BLA; we received FDA accelerated approval for this BLA in November 2024. In April 2025, we announced that CHMP adopted a positive opinion recommending the conditional marketing authorization of zanidatamab in second-line BTC. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy.

In November 2025, we announced positive top-line results from the pivotal Phase 3 HERIZON-GEA-01 trial of zanidatamab in combination with chemotherapy, with or without tislelizumab, as first-line treatment for adults with HER2-positive locally advanced or metastatic GEA. In January 2026, we presented late-breaking results from the trial at ASCO GI. The investigational arm containing zanidatamab plus tislelizumab and chemotherapy demonstrated a statistically significant and clinically meaningful overall survival benefit of more than two years of median overall survival. The greater than seven-month improvement in median overall survival represents a 28% reduction in the risk of death versus the control arm. Both investigational arms led to a statistically significant and clinically meaningful median progression-free survival of more than one year, representing a greater than four-month improvement and 35% reduction in the risk of disease progression or death versus the control arm. FDA granted BTD for zanidatamab's development for patients with HER2+ unresectable locally advanced or metastatic GEA.

Zanidatamab is currently being evaluated in multiple clinical trials as a treatment for patients with HER2-expressing cancers: a Phase 2 DiscovHER-Pan-206 trial evaluating zanidatamab monotherapy in previously-treated patients with various HER2-positive (IHC3+) cancers, a Phase 2 EmpowHER-BC-208 trial to evaluate zanidatamab in patients with HER2-positive neoadjuvant and adjuvant breast cancer, a Phase 3 trial EmpowHER-303 to evaluate zanidatamab plus chemotherapy or trastuzumab plus chemotherapy in patients with HER2-positive breast cancer whose disease has progressed on previous T-DXd treatment, and a Phase 3 confirmatory trial examining zanidatamab in first-line patients with HER2-positive BTC.

Zepzelca. Our development plan for Zepzelca continues to progress. In October 2024, we announced positive top-line results from the Phase 3 IMforte trial showing a statistically significant and clinically meaningful benefit for Zepzelca and atezolizumab in combination in the first-line maintenance setting. In April 2025, we announced the submission of an sNDA to support this combination in the first-line maintenance setting. In June 2025, FDA granted priority review of the sNDA and we subsequently received FDA approval in October 2025 for the combination as a first-line maintenance treatment of adult patients with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab or atezolizumab and hyaluronidase-tqjs, carboplatin and etoposide. In addition, our licensor PharmaMar is conducting a confirmatory trial in second-line SCLC. This ongoing three-arm trial is comparing Zepzelca as either monotherapy or in combination with irinotecan to investigator's choice of irinotecan or topotecan.

Updated results from the Phase 4 observational trial were presented at the 2025 WCLC that showed Zepzelca demonstrated clinically meaningful effectiveness across subgroups, including those with platinum-resistant disease and those with CNS metastases. The safety and tolerability profile observed in this Phase 4 study was consistent with prior findings, with no new safety signals reported.

JZP815. JZP815 is a pan-RAF kinase inhibitor that targets specific components of the MAPK pathway that, when activated by oncogenic mutations, can be a frequent driver of human cancer. In October 2022, we enrolled our first patient in a Phase 1 study to investigate the safety, dosing, and initial antitumor activity of JZP815 in participants with advanced or metastatic solid tumors harboring alterations in the MAPK pathway.

JZP898. JZP898 is a differentiated, conditionally-activated IFNα INDUKINE™ molecule. We acquired rights to JZP898 from Werewolf in 2022 under an exclusive, worldwide, royalty-bearing license to develop, manufacture and commercialize Werewolf's investigational WTX-613, now referred to as JZP898. In November 2023, we enrolled our first patient in a Phase 1 study to investigate the safety, tolerability, pharmacokinetics, immunogenicity and preliminary antitumor activity of JZP898 both as a monotherapy and in combination with pembrolizumab in adults with advanced/metastatic solid tumors.

Epidiolex. We have an ongoing Phase 1b study of Epidiolex for the treatment of focal-onset seizures. The study will assess the efficacy of Epidiolex as an adjunctive treatment in reducing the frequency of focal seizures compared to baseline as well as the effect of Epidiolex on health outcome endpoints in early line and refractory participants with focal-onset seizures.

Preclinical

Through third parties, we are also pursuing preclinical and clinical R&D activities under a number of licensing and collaboration agreements, including with:

- XLp for rights to use XLp's PASylation® technology to extend the plasma half-life of selected asparaginase product candidates;

- Redx for preclinical collaboration activities related to G12D selective and pan-KRAS molecules that we purchased from Redx;

- Autifony to collaborate on discovering and developing drug candidates targeting two different ion channel targets associated with neurological disorders;

- Saniona to develop a small molecule activator of Kv7.2/Kv7.3 potassium channels for epilepsy and other potential indications; and

- We are also evaluating the use of our CombiPlex platform in a number of therapeutic formulations and combinations in oncology as part of our internal oncology R&D activities.

Below is a summary of our key ongoing and planned development projects related to our products and pipeline and their corresponding current stages of development:

Product Candidates	Description
Phase 3	
	First-line HER2-positive GEA (HERIZON-GEA-01) (ongoing trial)
Zanidatamab	First-line HER2-positive BTC (HERIZON-BTC-302) (ongoing confirmatory trial)
	Previously treated HER2-positive breast cancer in patients whose disease has progressed on previous T-DXd treatment (EmpowHER-BC-303) (ongoing trial)
Dordaviprone	First-line H3 K27M-mutant diffuse glioma (ACTION trial) (ongoing confirmatory trial)
Vyxeos	Newly diagnosed adults with standard- and high-risk AML (AMLSG 30-18) (cooperative group study) (ongoing trial)
	Newly diagnosed pediatric patients with AML (AAML 1831) (COG cooperative group study) (ongoing trial)
Phase 2	
	Basket trial including HER2-positive solid tumors (DiscovHER-Pan-206) (ongoing trial)
	Neoadjuvant and adjuvant breast cancer (EmpowHER-BC-208) (ongoing trial)
Zanidatamab	HER2+ advanced GEA in combination with paclitaxel and ramucirumab (Canadian Cancer Trials Group collaboration) (ongoing trial)
	HER2+/PD-L1+ mGEA in combination with pembrolizumab and chemotherapy (ZANGEA) (collaboration study) (trial enrolling)
	Early stage HER2/neu positive (HER2+) breast cancer (collaboration study) (ongoing trial)
	High-risk MDS (PALOMA) (cooperative group study) (ongoing trial)
Vyxeos	Newly diagnosed untreated patients with high-risk AML (MyeloMATCH Tier SWOG) (cooperative group study) (ongoing trial)
	De novo intermediate or adverse risk AML stratified by genomics (ALFA2101) (collaboration study) (ongoing trial)
	R/R AML or post-hypomethylating agent failure high-risk MDS (MD Anderson collaboration study) (ongoing trial)
Vyxeos + other approved therapies	De novo or R/R AML (MD Anderson collaboration study) (ongoing trial)
	AML or high-risk MDS that has IDH1 mutation (MD Anderson collaboration study) (ongoing trial)
JZP3507[1]	Pheochromocytoma and paraganglioma (acquired from Chimerix) (ongoing trial)
Phase 1	
JZP815	Raf and Ras mutant tumors (acquired from Redx) (ongoing trial)
JZP898	Conditionally-activated IFNα INDUKINE™ molecule in solid tumors (ongoing trial)
Vyxeos	Low intensity dosing for higher risk MDS (MD Anderson collaboration study) (ongoing trial)
JZP3507[1]	Primary central nervous system tumors (acquired from Chimerix) (ongoing trial)
JZP3507[1]	Newly diagnosed or recurrent diffuse midline gliomas and other recurrent primary malignant CNS tumors (UCSF collaboration) (acquired from Chimerix) (ongoing trial)
Epidiolex	Focal-onset seizures
JZP047	Absence epilepsy
Preclinical	
JZP3508[2]	Oncology
KRAS inhibitor targets	G12D selective and pan-KRAS molecules (acquired from Redx)
Undisclosed targets	Oncology
CombiPlex®	Hematology/oncology exploratory activities
JZP053[3]	Epilepsy
Undisclosed targets	Sleep
	Epilepsy
	Other Neuroscience

[1]Also known as ONC206

[2]Also known as ONC212

[3]Also known as SAN2355



Commercialization Activities

We have direct Jazz commercial operations in the U.S., Europe, Australia and Canada and a network of commercial distributors that represent our commercial interests in other key markets across the globe. In the U.S., our products are commercialized through a number of teams, including a team of experienced, trained sales professionals who provide education and promote Xywav, Epidiolex, Ziihera, Modeyso, Zepzelca, Rylaze, Vyxeos and Defitelio to healthcare providers in the appropriate specialties for each product. In addition, we have a team that interacts with payors and institutions to ensure access and coverage for the products, and a team that distributes the products throughout the U.S. healthcare system (wholesalers, pharmacies, hospitals, and community and academic institutions) and provides patient services.

In Canada and in approved markets in Europe and Australia where we commercialize Defitelio and Vyxeos, we have a field force of hematology sales specialists. In markets where these products either are not approved or are unable to be promoted under local regulation, we have medical affairs personnel responsible for responding to medical information requests and for providing information consistent with local treatment protocols with respect to such products. In certain European markets, Canada and Australia, we have a sales team and a team of medical science liaisons supporting our commercialization of Epidiolex/Epidyolex. In addition, we directly market Xywav, Zepzelca and Rylaze in Canada.

Other commercial activities include marketing related services, pricing and access, industry analytics and insights, distribution services and commercial support services. We employ third party vendors, such as advertising agencies, market research firms and suppliers of marketing and other sales support-related services, to assist with our commercial activities. We also provide reimbursement and patient assistance support for our U.S. markets.

We intend to scale the size of our sales force as appropriate to effectively reach our target audience in the specialty markets in which we currently operate. We promote Ziihera, Modeyso, Zepzelca, Rylaze, Vyxeos and Defitelio to many hematology and oncology specialists who operate in the same hospitals and outpatient clinical sites, and we believe that we benefit from operational synergies from this overlap. Continued growth of our current marketed products and the launch of any future products may require a reevaluation of our field force and support organization in and outside the U.S.

High Performance Organization and Human Capital Management

We are committed to creating a high performing organization grounded in purpose, defined by disciplined execution, and united by our mission to innovate to transform the lives of patients. Our goals are clear: (1) create a purpose-driven, people-centric, and exceptional place to work, and (2) live our core values of Integrity, Collaboration, Passion, Innovation, and Pursuit of Excellence in everything we do.

Employee Demographics. As of December 31, 2025, Jazz employed approximately 2,890 people worldwide, with approximately 53% in the U.S. and approximately 47% outside the U.S., primarily in the U.K., Ireland and across the EU. More than 740 employees – approximately 26% of our workforce – support our R&D activities, reflecting our continued investment in scientific excellence and innovation. We consider our employee relations to be good.

Company Culture. Our culture is rooted in purpose to make an impact on patients' lives, shaped by deep scientific expertise and defined by disciplined execution. We bring a rare-disease mindset to our work – moving with urgency, clarity, and accountability. By fostering a people-centric and performance driven environment, we aim to create a workplace where purpose fuels passion and accountability drives results. At Jazz, our people and culture are central to driving innovation, performance, and long-term growth – we aim to foster a workplace where employees feel supported, connected, and empowered to deliver their best work.

We strive to create an environment where employees live our values, bring bold ideas forward, and operate with clarity and focus. We are committed to fostering an inclusive culture where all employees feel they belong – a culture that reflects the diverse perspectives of the patients and communities we serve and strengthens our ability to innovate and compete. Our belonging and inclusion strategy focuses on: (1) cultivating a workforce that reflects unique backgrounds, experiences, and talents (2) investing in and ensuring equal opportunities for our talent to develop; and (3) building a culture where inclusion and belonging are core to how we work.

We believe in a workforce and culture that fosters belonging and inclusion, and strengthens innovation, engagement, and performance. Our employee resource groups are open to all employees and include three ConcERTos, and six Affinity Forums. They provide platform engagement, education and community involvement. As of the end of 2025, 38% of our global workforce participated in at least one of these groups.

While we are proud of our progress, we remain committed to building an inclusive, high-performing workplace that supports employees of all backgrounds, including within our broader leadership.

Employee Engagement. We have a strong employee value proposition anchored in our shared commitment to our purpose to innovate to transform the lives of patients and their families. We believe employee engagement and the power of



employee voice is foundational to belonging and strong performance. Our teams are motivated by the opportunity to deliver meaningful impact for patients and are supported by a culture that values clarity, accountability, and scientific rigor. We maintain transparent and regular communication channels – including all-employee meetings, leadership messages, town halls, top leadership forums, pulse checks, and employee feedback surveys.

Our surveys consistently achieve participation rates above 75% and reflect strong engagement, including connection to purpose, sense of belonging, and confidence in Jazz as a great place to work. We continue to strengthen high-performance practices such as decision-making discipline, planning and prioritizing work, constructive challenge, accountability, and a growth mindset. Survey insights inform programs and activities that support our strategic priorities and our goal of building an agile, scalable operating culture.

Community Beat ConcERTo plays a key role in strengthening culture and belonging through local engagement activities that connect employees to our strategy, support communities, and promote well-being. They help foster connection across our hybrid working model by engaging remote employees and maximizing meaningful time together at our sites and offices.

Capabilities and Talent – Growth, Development and Total Rewards. As we enter our next chapter, we are strengthening the capabilities and culture that support our long-term growth ambition – expanding our rare-disease portfolio, executing with discipline, and building durable franchises that deliver meaningful value for patients and shareholders. We invest in the specialized scientific, clinical, and commercial capabilities that differentiate Jazz in rare disease and strengthen our right to win. Our talent strategy focuses on building and sustaining the capabilities required to advance our rare disease portfolio and deliver a disciplined approach to drive innovation.

We believe our people are the foundation of our future. Their expertise, resilience, and commitment to patients enable us to advance our strategy with focus and confidence. We aim to attract exceptional talent, recognize and reward high performance, and continually develop our people through meaningful experiences and learning opportunities. We maintain a strong focus on capability development and succession planning for critical roles. We regularly review talent development and succession plans across functions to support business continuity and develop a strong pipeline of future leaders.

We encourage our employees to engage in regular dialogue with their leaders to create development plans aligned to their aspirations and business needs. Our performance management process reinforces continual feedback, coaching, and growth through new experiences and learning. We encourage all employees to maintain an individual development plan outlining learning interests and focus areas.

We continue to sharpen the capabilities that fuel our performance – investing in capability development in key areas such as patient insights and evidence generation, clinical development excellence, AI-enabled tools, and customer experience platforms that support long-term success. Broadly across the organization, we leverage digital learning platforms to provide on demand learning across leadership, personal effectiveness, and well-being. We also offer self-service learning resources on topics such as high-performance teamwork, decision-making, hybrid working, and digital skills. Tuition reimbursement is available in our major markets to support career development.

We have strengthened our operating discipline through clearer enterprise priorities, aligned quarterly expectations, and cross functional ways of working that support consistent high-quality execution. In 2025, we continued to focus on the capabilities of our Global Leadership Team (Top 80 leaders) to strengthen leadership excellence and cross functional collaboration in pursuit of our enterprise strategic goals. We focused on a broader leadership group of people managers in 2025 to strengthen leadership behaviors linked to a high-performance culture, including constructive challenge, accountability, and enterprise-wide alignment to our goals.

We provide our employees with competitive and locally relevant compensation and benefits that support our overarching strategy to attract, retain and reward highly talented employees. This includes (1) broad-based participation in our annual incentive plan, which rewards employees based on the company's achievement of pre-established goals (or sales targets in the case of sales incentive plans) as well as performance against their personal objectives (2) participation in our long-term equity incentive plans, which fosters an ownership culture and (3) benefits that support employee well-being.

We are committed to building and maintaining a culture of health and wellbeing. We support employees and their families through programs that inspire them to focus mental and emotional health, physical well-being, financial wellness, and work/life balance.

- We provide a robust set of offerings centered on mental and emotional health, including resilience, stress management, mindfulness and managing clinical conditions.

- We offer programs that promote activity, healthy nutrition habits, chronic condition prevention and early detection of more serious disease/illness.

- We offer an enhanced suite of global paid leave and other time-off policies to address the differing needs of our employee population through varying stages of life, including minimum standards for new parent leave (irrespective of



gender or how a family is created), family caregiver leave and bereavement leave. We offer a global volunteer day to provide employees time off with full pay to give back to their communities.

- Our Wellbeing Reimbursement Account reimburses employees for a wide array of expenses that support their overall wellbeing, empowering them to choose what is most important to them.

- In 2026, we will hold our second-ever Jazz Wellbeing Week, providing dedicated time off for self-care.

Employee Care. We are committed to providing a workplace where people feel invested in, valued and cared for, and a sense of belonging. We strive to enable our employees to live our values and support one another while delivering on our patient mission. Leader expectations and tools are essential as employee needs evolve – including flexibility, whole-person support, and productive work environments.

We provide productivity and collaboration tools and resources for remote work, training and tools for leaders managing distributed teams, flexibility within work schedules and leave programs, expanded employees assistance and mindfulness programs, and increased investment in resources focused on inclusion and belonging.

Through direct input from employees, external insights and best practices, we developed our flexible working model; expanding the power of intentional collaboration and our ability to more effectively manage our global and highly distributed team workforce. This approach to work, called "Jazz Remix," aims to provide eligible employees with the greatest flexibility and agility to globally connect, collaborate, innovate and perform.

Environment, Health and Safety. Our operations are subject to complex and increasingly stringent environmental, health and safety laws and regulations in the countries where we operate and, in particular, in Ireland, the U.K. and Italy where we have manufacturing facilities. Our manufacturing activities involve the controlled storage, use and disposal of chemicals and solvents. Environmental and health and safety authorities administer laws governing, among other matters, the emission and discharge of pollutants, hazardous substances, workplace exposure, and employee and public welfare. In certain cases, such laws, directives and regulations may impose strict liability for pollution of the environment and contamination resulting from spills, disposals or other releases of hazardous substances or waste. Costs, damages and/or fines may result from the presence, investigation and remediation of such contamination at properties currently or formerly owned, leased or operated by us or at off-site locations, including where we have arranged for the disposal of hazardous substances or waste. In addition, we may be subject to third party claims, including for natural resource damages, personal injury and property damage, in connection with such contamination.

We seek to operate our manufacturing facilities in an environmentally responsible way to protect our people, our business, our environment and the local communities in which we operate. We have adopted internal environmental policies and management systems designed to support compliance with applicable laws, directives and regulations on environmental protection and in support of environmental sustainability and local biodiversity. These include procedures for assessing compliance with applicable environmental laws and regulations and reporting incidents of non-compliance to applicable governmental authorities. For example, we have environmental policies governing our manufacturing facilities in Ireland, the U.K. and Italy, which demonstrate our commitment to environmental sustainability and require us to minimize resource use (e.g., energy and water) and waste generation, optimize the use of raw materials, and undertake continuous improvement in environmental performance, with an emphasis on pollution prevention.

Competition

The biopharmaceutical industry is highly competitive. Our products compete, and our product candidates may in the future compete, with currently existing therapies, product candidates currently under development by us and others and/or future product candidates, including new chemical entities that may be safer, more effective or more convenient than our products. Any products that we develop may be commercialized in competitive markets, and our competitors, which include large global pharmaceutical companies and small research-based companies and institutions, may succeed in developing products that render our products obsolete or noncompetitive.

With respect to competition we face from generic drugs, certain U.S. state laws allow for, and in some instances in the absence of specific instructions from the prescribing physician mandate, the dispensing of generic products rather than branded products when a generic version is available. Generic competition often results in decreases in the net prices at which branded products can be sold.

Jazz Pharmaceuticals.

In particular, our products and most advanced product candidates face or may face competition as described below:

- *Xywav and Xyrem.* Xywav and Xyrem are approved by FDA and marketed in the U.S. for the treatment of both cataplexy and EDS in both adult and pediatric patients with narcolepsy. We and others have launched products to treat EDS in narcolepsy and may in the future launch additional products to treat cataplexy in narcolepsy that are competitive with or disrupt the market. Xywav and Xyrem face competition from Alkermes' Lumryz (acquired through its acquisition of Avadel), a branded product for treatment of cataplexy and/or EDS in narcolepsy. Lumryz, a once-nightly dose, high-sodium oxybate, was launched in the U.S. market in June 2023, as well as potential future competition from generic versions of high-sodium oxybate, including a generic version of high-sodium oxybate from Amneal approved in September 2025 and from Ascent approved in November 2025. We and Avadel were engaged in various litigation regarding Lumryz and our oxybate products, which was settled in September 2025. For additional information on litigation and the related settlement involving this matter, see "*FDA Litigation*" and "*Avadel Litigation*" in Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

In addition, since January 2023, our oxybate products have faced competition from AG high-sodium oxybate pursuant to a settlement agreement we entered into with an ANDA filer, and from July 2023 through the end of 2025, an additional AG version of high-sodium oxybate from a volume-limited ANDA filer. Collectively, these AG versions of high-sodium oxybate have negatively impacted and are expected to continue to negatively impact Xyrem and Xywav sales for patients with narcolepsy. Specifically, a wholly owned subsidiary of Hikma launched its AG version of high-sodium oxybate in January 2023. In September, 2023, Hikma had elected to continue to sell the Hikma AG product, with royalties to be paid to us, for an additional four years beginning in January 2024. Pursuant to amendments to our AG agreement with Hikma, effective January 1, 2026, we extended the period during which Hikma is permitted to sell the Hikma AG product until December 31, 2029. Either we or Hikma may provide notice of intent to terminate the amended agreement as early as October 1, 2026, in accordance with notice provisions in the agreement. Under these amendments, we continue to have the right to a meaningful royalty from Hikma on net sales of the Hikma AG product throughout the extended Hikma AG period, which royalty rate was fixed through the end of 2025 and then subject to specified reductions as set forth in our agreement with Hikma. We are also paid for supply of the Hikma AG product and are reimbursed by Hikma for a portion of the services costs associated with the operation of the Xywav and Xyrem REMS, and distribution of the Hikma AG product. Hikma also maintains a license to launch its own generic sodium oxybate product, but, if it elects to launch its own generic product, Hikma will no longer have the right to sell the Hikma AG product. In addition, Hikma would need to set up its own REMS (or join an existing REMS operated by another company), which must be open to any other company seeking to commercialize a sodium oxybate product. Amneal also had rights to sell a low-single-digit percentage of historical Xyrem sales over each 6-month sales period, which terminated at the end of 2025. In September 2025, Amneal received FDA approval for a generic version of high-sodium oxybate. In addition, in November 2025, Ascent received FDA approval for a generic version of high-sodium oxybate. For a description of generic versions of sodium oxybate and/or new products for the treatment of cataplexy and/or EDS that currently compete or could in the future compete with, or otherwise disrupt the market for, Xywav and Xyrem, as well as a description of our settlement agreements with ANDA filers, see the risk factor under the heading "*The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products*" in Part I, Item 1A of this Annual Report on Form 10-K.

In addition, Xywav and Xyrem may face competition in the future from other new sodium oxybate formulations for treatment of narcolepsy. Also, in the future we expect competition from generic versions of sodium oxybate. For example, we received notices in June 2021, February 2023 and July 2025, that Lupin, Teva and Granules, respectively, filed ANDAs for generic versions of Xywav. Furthermore, in January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA for generic versions of Xyrem and Xywav. On October 13, 2023, Lupin announced that it has received tentative approval for its application to market a generic version of Xywav.

Non-oxybate products intended for the treatment of EDS or cataplexy in narcolepsy or IH (Xywav is the first and only FDA-approved therapy to treat IH), including new market entrants, even if not directly competitive with Xywav or Xyrem, could have the effect of changing treatment regimens and payor or formulary coverage of Xywav or Xyrem in favor of other products, and indirectly materially and adversely affect sales of Xywav and Xyrem. Xywav and Xyrem face competition from Sunosi, which we sold to Axsome in 2022. Xywav and Xyrem may face increased competition from new branded entrants to treat EDS or cataplexy in narcolepsy such as pitolisant, which has been approved by FDA for the treatment of both cataplexy and EDS in adult patients with narcolepsy. Harmony Biosciences has announced a phase 3 study for pitolisant for IH after receiving a refusal to file from FDA in February 2025. In addition, Alkermes acquired Avadel in February 2026, which may strengthen both companies and we may experience increased competition from the combined company. Other companies have announced that they have product candidates in various phases of development to treat the symptoms of narcolepsy, such as Axsome's reboxetine, and various companies are performing R&D on orexin 2 receptor agonists for the treatment of sleep disorders, including narcolepsy and IH, which companies include Takeda, Merck & Co., Inc., Eisai Co., Ltd., Centessa Pharmaceuticals plc and Alkermes.

In addition, we are also aware that prescribers often prescribe branded or generic medications for cataplexy and IH before prescribing or instead of prescribing oxybate therapy, and that payors often require patients to try such medications before they will cover Xywav or Xyrem, even if they are not approved for this use. For example, prescribers often treat mild cataplexy with drugs that have not been approved by FDA for this indication, including tricyclic antidepressants and selective serotonin reuptake inhibitors or selective norepinephrine reuptake inhibitors. We are also aware that branded or generic stimulants may be prescribed off-label for treatment of EDS in narcolepsy. Wake-promoting agents modafinil and armodafinil, including both branded and generic equivalents, are approved for the treatment of EDS in narcolepsy and other conditions, and may be used in conjunction with or instead of Xywav or Xyrem.

- *Epidiolex*. Patients in the U.S. suffering from seizures associated with DS, LGS or TSC are treated with a variety of FDA-approved products, including clobazam, clonazepam, valproate, lamotrigine, levetiracetam, rufinamide, topiramate, ethosuximide, and zonisamide. FDA approved Zogenix, Inc.'s low-dose fenfluramine in DS in June 2020, and for LGS in March 2022. In March 2022, UCB S.A. announced that it had completed its acquisition of Zogenix. FDA approved Marinus Pharmaceuticals, Inc.'s ganaxolone for the treatment of seizures associated with cyclin-dependent kinase-like 5 deficiency disorder in March 2022. Ovid Therapeutics Inc./Takeda, Eisai Company Limited, Praxis Precision Medicines, Inc., Bright Minds Biosciences Inc., H Lundbeck A/S and others are developing therapies for treating Developmental and Epileptic Encephalopathies (includes DS and LGS). Stiripentol has been approved in Europe for several years to treat DS and was approved in 2018 by FDA. There are a number of public and private companies in various stages of developing genetic therapies for DS, including Stoke Therapeutics, Inc., which has an antisense oligonucleotide, STK-001, in clinical trials.

  In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which might attempt to compete with Epidiolex. While federal law prohibits the sale and distribution of most marijuana products not approved or authorized by FDA, the vast majority of states and the District of Columbia have legalized either CBD or marijuana for either recreational or medical use, or both. Under the U.S. Farm Bill, enacted in late 2018, certain extracts and other material derived from cannabis are no longer controlled under the CSA. However, the marketing of such products as a food, dietary supplement, or for medical purposes remains subject to FDA requirements. With respect to the marketing of CBD as a food or dietary supplement, in January 2023, FDA concluded that the existing regulatory frameworks for foods and supplements were not appropriate for CBD products and denied three citizen petitions that had asked the agency to conduct rulemaking to allow the marketing of CBD products as dietary supplements. In addition, U.S. Congressional efforts related to legalization of marijuana continue. Although our business is distinct from that of entities marketing FDA-unapproved marijuana and CBD-containing dietary supplements, future legislation or federal government action authorizing the sale, distribution, use, and insurance reimbursement of non-FDA approved marijuana or CBD products could increase competition for and adversely affect our ability to generate sales of Epidiolex and our cannabinoid product candidates.

  We are aware of exploratory research into the effects of tetrahydrocannabinol, often referred to as THC, and CBD drug formulations; discovery research within the pharmaceutical industry into synthetic agonists and antagonists of CB1 and CB2 receptors; companies that supply synthetic cannabinoids and cannabis extracts to researchers for pre-clinical and clinical investigation; and various companies that cultivate cannabis plants with a view to supplying herbal cannabis or nonpharmaceutical cannabis-based formulations to patients. These activities have not been approved by FDA but may in the future compete with our products.

  Moreover, we expect that Epidiolex will face competition from generic products in the future. In November and December 2022, we received notices from various ANDA filers that they have each filed with FDA an ANDA for a generic version of Epidiolex (cannabidiol) oral solution. In January 2023, we filed patent infringement suits against these ANDA filers. From October 2023 through January 2025, we entered into settlement agreements with each of the Epidiolex ANDA Filers that resolved our patent litigation with them related to Epidiolex. Under the settlement agreements, we granted each of the Epidiolex ANDA Filers a license to manufacture, market, and sell its own generic version of Epidiolex beginning in the very late 2030s, or earlier under certain circumstances, including but not limited to the launch of another generic Epidiolex product or a final decision that all unexpired claims of the Epidiolex patents are not infringed, or are invalid and/or unenforceable.



- *Zepzelca.* Zepzelca faces competition from topotecan and tarlatamab, which are approved treatments in second line SCLC in the U.S., as well as other regimens for relapsed SCLC currently recommended in compendia guidelines, including rechallenge with first-line platinum chemotherapy. There are also a number of products for the treatment of first and second line SCLC in various phases of development, including Amgen Inc.'s tarlatamab, which was approved for second line use in the U.S. in May 2024. Moreover, we expect that Zepzelca will face competition from generic products in the future. In July and August 2024, we received notices from various ANDA filers that they have each filed with FDA an ANDA for a generic version of Zepzelca. In September 2024, we filed patent infringement suits against these ANDA filers. In September 2025, we filed an additional lawsuit against each of the Zepzelca ANDA Filers, alleging that, by filing its ANDA, each party infringed the newly-issued patent related to a method of treatment using Zepzelca. For a description of this litigation, see "*Zepzelca Patent Litigation*" in Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. As a result of these lawsuits, we expect that a stay of approval of up to 30 months will be imposed by FDA on these ANDA filers.

- *Rylaze.* Rylaze may face competition from Erwinaze in the future. Erwinaze was previously approved and commercialized by us as a treatment for ALL patients with hypersensitivity to *E. coli*-derived asparaginase. In April 2020, PBL granted Clinigen a global license for Erwinaze. However, in December 2021, Clinigen announced that FDA issued a complete response letter to PBL's BLA for Erwinaze, indicating that the BLA cannot be approved in its current form. Outside of the U.S., Enrylaze faces competition from Erwinase. Rylaze may also face competition from other companies who have developed or are developing new treatments for ALL. In addition, some new asparaginase treatments could reduce the rate of hypersensitivity in patients with ALL, and new treatment protocols are being developed and approved for ALL that may not include asparaginase-containing regimens, including some for the treatment of relapsed or refractory ALL patients.

- *Vyxeos.* With respect to Vyxeos, there are a number of alternative established therapies in AML. A key consideration in the treatment of AML patients is the patient's suitability for chemotherapy. The AML patient population studied in the Vyxeos Phase 3 clinical trial supporting our NDA included 60-75 year old fit patients, or those deemed able to tolerate intensive induction chemotherapy. Prior to Vyxeos, the most widely recognized option for the treatment of newly-diagnosed t-AML and AML-MRC in fit patients was cytarabine in combination with daunorubicin, known as 7+3, which is still used today in this population, along with other intensive chemotherapy regimens, particularly in patients under the age of 60. Also, since Vyxeos was approved, several other products have been approved by FDA or are in development as treatment options for newly diagnosed AML patients eligible for intensive chemotherapy, such as targeted agents (e.g. midostaurin, enasidenib and ivosidenib), immunotherapies (e.g., gemtuzumab ozogamicin and chimeric antigen receptor T-cell therapy), and agents disrupting leukemia cell survival (e.g., glasdegib). We are also aware of the increasing use of venetoclax combined with either a hypomethylating agent or low-dose cytarabine, a treatment approved by FDA in newly diagnosed AML patients who are age 75 years or older, or who have comorbidities that preclude use of intensive induction chemotherapy. With ongoing trends in the U.S. towards lower-intensity treatments and away from intensive chemotherapy regimens for AML, we note increasing competition from other therapeutic options as we continue to educate providers on the clinical benefits of Vyxeos in appropriate patients.

- *Defitelio*. Defitelio is the first and only approved treatment for patients with VOD, sVOD, or VOD with renal or pulmonary dysfunction following HSCT by regulatory authorities in the U.S., Europe, Japan and other markets. Utilization of Defitelio is in part driven by evolving treatment practices in HSCT. While there is currently no direct competition to Defitelio to treat sVOD, changes in the types of conditioning regimens used as part of HSCT may affect the incidence of VOD diagnosis and demand for Defitelio. In December 2024, FDA accepted an ANDA for a generic version of Defitelio. In March 2025, we received a notice from Almaject that it had filed with FDA an ANDA for a generic version of Defitelio. In April 2025, we filed a patent infringement lawsuit against Almaject. For a description of this litigation, see "*Defitelio Patent Litigation*" in Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Almaject's ANDA.

- *Ziihera*. Ziihera faces competition from generic chemotherapies, including cisplatin/gemcitabine rechallenge, and other HER2 directed therapies, including Enhertu and trastuzumab.

An important part of our corporate strategy is to build a diversified product pipeline, including by acquiring or in-licensing and developing, or partnering to license and develop, additional products and product candidates that we believe are highly differentiated and have significant commercial potential. Our ability to continue to grow our product portfolio requires that we compete successfully with other pharmaceutical companies, many of which may have substantially greater financial sales and marketing resources, to acquire or in-license products and product candidates.



Customers

In the U.S., Xywav and Xyrem are sold to one certified specialty pharmacy, ESSDS, that ships Xywav and Xyrem directly to patients. Also in the U.S., Epidiolex is sold to specialty pharmacies and specialty distributors. Modeyso is sold to one certified specialty pharmacy, Onco360, that ships Modeyso directly to patients. Defitelio is sold to hospital customers through subsidiary specialty distributors of McKesson. Zepzelca, Rylaze, Ziihera and Vyxeos are sold to customers through subsidiary specialty distributors of McKesson, Cencora, and Cardinal. We have distribution services agreements made in the ordinary course of business with McKesson, Cencora and Cardinal and a pharmacy services agreement with ESSDS. For more information regarding our relationship with ESSDS, see "Business—Our Commercialized Products—Xywav and Xyrem REMS" in this Part I, Item 1. Purchases are made on a purchase order basis.

In certain countries in Europe, Defitelio and Vyxeos are sold pursuant to marketing authorizations. We distribute these products through Durbin PLC, a U.K.-based wholesaler and distributor, and O&M Movianto Nederland BV, our centralized European logistics services provider, to hospitals and local wholesalers in Europe where we market these products directly and, in other markets in Europe and elsewhere where we do not market these products directly, to local distributors and wholesalers. In certain countries in Europe, Epidyolex is sold pursuant to marketing authorizations. We distribute Epidyolex through a variety of wholesalers and distributors. In countries where there is no marketing authorization, Epidyolex is available pursuant to named patient programs, temporary use authorizations or similar authorizations in accordance with local regulations controlling the medical use of unapproved products.

We commercialize and distribute Xyrem in Canada for the treatment of cataplexy in adult patients with narcolepsy. Xyrem is also sold in certain countries outside the U.S. and Canada by UCB under the UCB license. In July 2024, the parties agreed to terminate the UCB license. UCB has up to two years from the execution of the termination agreement to withdraw the marketing authorization for Xyrem in all applicable territories.

Manufacturing

We have a manufacturing and development facility in Athlone, Ireland where we manufacture Xywav and Xyrem, a manufacturing and development facility in Kent Science Park, U.K. where we produce Epidiolex/Epidyolex, and a manufacturing plant in Villa Guardia, Italy where we produce defibrotide drug substance. We currently do not have our own commercial manufacturing or packaging capability for our other products, product candidates or their APIs. As a result, our ability to develop and supply products in a timely and competitive manner depends on third party suppliers being able to meet our ongoing commercial and clinical trial needs for API, other raw materials, packaging materials and finished products.

Marketed Products

Xywav and Xyrem. Xywav and Xyrem are manufactured by Patheon under the Patheon Agreement entered into with Patheon in 2015 and also by us in our Athlone facility. Most of our U.S. commercial supply is manufactured by Patheon. The current term of the Patheon Agreement will expire in December 2026, subject to further automatic two-yearly extensions if Patheon is then providing manufacturing services for any product, unless either party provides prior notice of termination. In addition, we may terminate the Patheon Agreement for any reason upon 12 months' prior written notice.

Xywav, like Xyrem, is a Schedule III controlled substance in the U.S. The API of Xywav are the calcium, magnesium, potassium and sodium salts of GHB, which are Schedule I controlled substances in the U.S. As a result, Xywav and Xyrem are subject to regulation by the DEA under the CSA, and its manufacturing and distribution are highly restricted. Quotas from the DEA are required in order to manufacture or procure calcium, magnesium, potassium and sodium salts of GHB in the U.S. For information related to DEA quota requirements, see "Business—Government Regulation—Other Post-Approval Pharmaceutical Product Regulation—Controlled Substance Regulations" in this Part I, Item 1.

Siegfried supply sodium oxybate, the API of Xyrem, to Patheon and our Athlone facility. Although Siegfried has been our only supplier of sodium oxybate since 2012, we have the right to purchase a portion of our worldwide requirements of sodium oxybate from other suppliers. The agreement with Siegfried expires in April 2027, subject to automatic three-year extensions until either party provides advance notice of its intent to terminate the agreement. During the term of the agreement and, under certain circumstances for 18 months after the agreement terminates, Siegfried is not permitted to manufacture sodium oxybate for any other company.

Epidiolex. Epidiolex/Epidyolex is manufactured by us in our Kent Science Park facility in the U.K. Epidiolex is a pharmaceutical formulation comprising highly purified plant-derived CBD. We cultivate our cannabinoid plants in the U.K. under highly controlled and standardized conditions.

Ziihera. Ziihera is manufactured by WuXi (Hong Kong) at their manufacturing site in WuXi, PRC. The term of the agreement with WuXi (Hong Kong) will expire in March 2029 and will then be subject to automatic three year extensions, unless either party provides advance notice of its intent to terminate the agreement. We have the right to appoint an alternate contract manufacturer at our discretion. In January 2026, we entered into a development and services agreement with Lonza AG and Lonza Sales AG for the commercial supply of Ziihera in the U.S. beginning in 2029.

Modeyso. Modeyso is manufactured by Adare, which is a sole source supplier. We source the API of Modeyso from ChemSpec USA, LLC. Adare is the sole provider of our commercial and clinical supply of Modeyso; however, we are not required to purchase Modeyso exclusively from Adare. If Adare does not or is not able to supply us with Modeyso for any reason, it may take time and resources to implement and execute the necessary technology transfer to another processor, this could be executed with a relative low technical risk and minimal risk of delay, as such this is unlikely to negatively impact our anticipated revenues from Modeyso.

Zepzelca. Zepzelca is manufactured by Simtra. The current term of the agreement with Simtra will expire in December 2029 and will then be subject to automatic two-year extensions, unless either party provides advance notice of its intent to terminate the agreement. PharmaMar retains manufacturing rights for the API for U.S. and Canadian commercial supply of Zepzelca.

Rylaze. Rylaze is currently manufactured by Patheon, and the API of Rylaze is manufactured by AGC Biologics A/S. The initial term of the agreement with Patheon expired in December 2025 and allows for automatic two-year extensions, unless either party provides advance notice of its intent to terminate the agreement. Patheon informed us that they will terminate the manufacturing agreement effective end of 2026. The initial term of the agreement with AGC Biologics A/S will expire in October 2026 and will then be subject to automatic three-year extensions, unless either party provides advance notice of its intent to terminate the agreement.

Vyxeos. Vyxeos is manufactured by Simtra, which is a sole source supplier from a single site location, using our CombiPlex platform. CombiPlex products represent formulations with increased manufacturing complexities associated with producing drug delivery vehicles encapsulating two or more drugs that are maintained at a fixed ratio and, in the case of Vyxeos, two drugs that are co-encapsulated in a freeze-dried liposomal format. Our manufacturing agreement with Simtra expires in December 2029, subject to automatic three-year renewal terms, unless either party provides advance notice of its intent to terminate the agreement. While other contract manufacturers may be able to produce Vyxeos, the proprietary technology that supports the manufacture of Vyxeos is not easily transferable.

Defitelio. We are our own sole supplier of, and we believe that we are currently the sole worldwide producer of, defibrotide API. We manufacture defibrotide API from porcine DNA in a single facility located in Villa Guardia, Italy. Patheon currently processes defibrotide API into its finished vial form under a specific product agreement entered into under a separate agreement with Patheon. Patheon is the sole provider of our commercial and clinical supply of Defitelio; however, we are not required to purchase Defitelio exclusively from Patheon. If Patheon does not or is not able to supply us with Defitelio for any reason, it may take time and resources to implement and execute the necessary technology transfer to another processor, and such delay could negatively impact our anticipated revenues from Defitelio and could potentially cause us to breach contractual obligations with customers or to violate local laws requiring us to deliver the product to those in need.

Product Candidates

For discussion of the challenges we face with respect to supply of our products and product candidates, see the risk factor under the heading "*Delays or problems in the supply of our products for sale or for use in clinical trials, loss of our single source suppliers or failure to comply with manufacturing regulations could materially and adversely affect our business, financial condition, results of operations and growth prospects*" in Part I, Item 1A of this Annual Report on Form 10-K.

Patents and Proprietary Rights

We actively seek to patent, or to acquire or obtain licenses to third party patents, to protect our products and product candidates and related inventions and improvements that we consider important to our business. We own a portfolio of U.S. and ex-U.S. patents and patent applications and have licensed rights to a number of issued patents and patent applications. Our owned and licensed patents and patent applications cover or relate to our products and product candidates, including certain formulations, used to treat particular conditions, distribution methods and methods of administration, drug delivery technologies and delivery profiles and methods of making and use. Patents extend for varying periods according to the date of the patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The patent laws of ex-U.S. countries differ from those in the U.S., and the degree of protection afforded by ex-U.S. patents may be different from the protection offered by U.S. patents. In addition to patents, our products and product candidates are in some instances protected by various regulatory exclusivities. For a description of those exclusivities and their regulatory background, see "Business—Government Regulation—Marketing Exclusivity—The Hatch-Waxman Act" in this Part I, Item 1.

The patents, patent applications and regulatory exclusivities that relate to our marketed products include:

- *Xywav.* We have 15 U.S. patents that relate to Xywav. These patents expire from 2033 to 2041. In addition, we have patent applications that relate to Xywav for use in additional indications that would, if issued, expire between 2040



and 2041. Xywav has been granted ODE by FDA to treat narcolepsy through January 2028 (inclusive of six months of pediatric exclusivity) and to treat IH through August 2028. Some of our Xywav patents have been subject to patent litigation with the companies who filed ANDAs seeking to market a generic version of Xywav. For example, we received notices in June 2021, February 2023 and July 2025 that Lupin, Teva and Granules, respectively, filed ANDAs for generic versions of Xywav. In January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA for generic versions of Xyrem and Xywav. For additional information on litigation involving these matters, see Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

- *Xyrem*. We currently have seven issued patents in the U.S. relating to Xyrem listed in the Orange Book. Our patents relate to a DDI between Xyrem and divalproex sodium. In October 2018, due to FDA's grant of pediatric exclusivity, an additional six months was added to the original expiration dates of all of our Orange Book-listed patents that existed at that time. As a result, our Orange Book-listed patents have periods of exclusivity between March and September 2033. Although we have settled all patent litigation against the ten companies that filed ANDAs seeking to market a generic version of Xyrem, additional companies may challenge our U.S. patents for Xyrem in the future. For a description of our Xyrem settlements, see the risk factor under the heading "*The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products*" in Part I, Item 1A of this Annual Report on Form 10-K.

  The European Patent Office issued a method of administration patent relating to the DDI between Xyrem and divalproex sodium that expires in 2034.

- *Epidiolex.* Our patent portfolio relating to the use of CBD in the treatment of epileptic encephalopathies includes 32 issued U.S. patents listed in the Orange Book. These patents claim the use of CBD for the treatment of convulsive, drop and atonic seizures associated with both LGS and DS, an oral composition of CBD, as well as the use of CBD in combination with clobazam, and the teaching that dose adjustment may be needed when concomitantly prescribed. The patents currently listed in the Orange Book will expire between 2035 and 2041. We have filed corresponding patent applications in many jurisdictions worldwide, including Europe, U.K., Canada, Japan, Mexico, Australia and New Zealand. The USPTO has granted two patents based on data that demonstrates that Epidiolex provides a benefit over synthetic CBD in an animal model of epilepsy, which will expire in 2039 and which are listed in the Orange Book. Epidiolex has received ODE to treat seizures associated with LGS and DS, which expired in September 2025, and TSC, which expires in July 2027.

- *Ziihera.* In 2022, we obtained a license from Zymeworks BC Inc., which included rights to a portfolio of U.S. and ex-U.S. patents and patent applications, including compositions and methods of using Ziihera. The portfolio contains a U.S. composition of matter patent relating to Ziihera, which expires in 2034 (excluding any adjustments or extensions).

- *Modeyso.* As a result of the Chimerix Acquisition, we acquired a portfolio of U.S. and international patents and patent applications for Modeyso, which cover methods of use and pharmaceutical formulations. There are seven patents listed in the Orange Book, with the last patent set to expire on January 30, 2037. This expiration excludes an additional two years of patent term extension, for which the application is currently pending with the USPTO. Modeyso has also received orphan drug designation and new chemical entity status, which will expire on August 6, 2030. ODE for Modeyso is expected and, if granted, will expire on August 6, 2032.

- *Zepzelca*. In December 2019, we entered into an exclusive license agreement with PharmaMar pursuant to which we obtained exclusive U.S. development and commercialization rights to Zepzelca. In October 2020, we entered into the amended license agreement which expanded our exclusive license to include rights to develop and commercialize Zepzelca in Canada. We have a portfolio of in-licensed U.S. and Canadian patents for lurbinectedin relating to compositions, methods of use, and processes. For example, one Orange Book listed U.S. patent (expiring in 2029, with granted patent term extension) covers a genus of compounds, including lurbinectedin, and use in treating various cancers. A request for extension (CSP) has also been filed in Canada. Zepzelca has also been granted ODE for the treatment of adults with metastatic SCLC with disease progression on or after platinum-based chemotherapy until 2027 and new chemical entity exclusivity, which expired in 2025. In October 2025, we received approval for Zepzelca in a second indication, as a first-line maintenance treatment for adults with ES-SCLC in combination use of lurbinectedin with atezolizumab. ODE for the second indication is anticipated, which if granted, would expire in October 2032. In July and August 2024, we received notices from various ANDA filers that they have each filed with FDA an ANDA for a generic version of Zepzelca. In September 2024, we filed patent infringement suits against these ANDA filers. For a description of this litigation, see "Zepzelca Patent Litigation" in Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this

Annual Report on Form 10-K. As a result of these lawsuits, we expect that a stay of approval of up to 30 months will be imposed by FDA on these ANDA filers.

- *Rylaze*. In 2016, we obtained worldwide rights from Pfenex, including Pfenex's patent rights relating to Rylaze, to develop and commercialize multiple early-stage hematology product candidates, including a license to two U.S. process patents relating to Rylaze, with respective expirations in 2026 and 2038. Pfenex has been acquired by Ligand. Rylaze has been granted orphan drug designation for the treatment of patients with ALL or LBL. We have two patent application families relating to dosing regimens. One covers the dosing regimen ($25mg/m^2$ intramuscularly every 48 hours), while the other covers various dosing regimens of interest. If issued, these would expire in 2040 and 2042, respectively. Another patent application relating to formulations of asparaginase would expire in 2042, if issued.

- *Vyxeos*. We have a portfolio of U.S. and ex-U.S. patents and patent applications for Vyxeos and the CombiPlex platform relating to various compositions and methods of making and use. These include six Orange Book listed U.S. patents covering Vyxeos compositions and methods of use expiring between 2026 and 2033 (including pediatric extensions) and two U.S. patents covering CombiPlex (which also cover Vyxeos) expiring in July 2027 (including pediatric extensions). In March 2021, FDA approved an expanded label for Vyxeos for the treatment of t-AML or AML-MRC in pediatric patients 1 year and older. In addition, Vyxeos was granted OME by the EC until August 2028, ten years from its EC approval for the treatment of adults with newly-diagnosed t-AML or AML-MRC. Vyxeos was approved by Health Canada for treatment of adults with newly diagnosed t-AML or AML-MRC in April 2021. Vyxeos was approved in March 2024 in Japan and designated as an orphan drug.

- *Defitelio*. The unique process of deriving defibrotide from porcine DNA is extensive and uses both chemical and biological processes that rely on complex characterization methods. We have U.S. and ex-U.S. patents and patent applications relating to various compositions, methods of use and methods of characterization, with the issued patents expiring at various times between 2021 and 2035. Three U.S. patents are listed in the Orange Book. In December 2024, FDA accepted an ANDA from Almaject for a generic version of Defitelio. We received notice by Almaject of this ANDA filing in March 2025. In April 2025, we filed a patent infringement lawsuit against Almaject. For a description of this litigation, see "*Defitelio Patent Litigation*" in Note 13, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Almaject's ANDA. Defibrotide has also been granted orphan drug designation by the Korean Ministry of Food and Drug Safety to treat and prevent VOD, by the Commonwealth of Australia-Department of Health for the treatment of VOD and by the EC for the prevention of acute Graft-versus-Host Disease. We acquired the rights to defibrotide for the treatment and prevention of VOD in North America, Central America and South America from Sigma-Tau Pharmaceuticals, Inc. in 2014.

The patents and/or patent applications that relate to our product candidates include:

- *JZP815*. Through a collaboration agreement and an asset purchase agreement with Redx in 2019, we acquired a portfolio of U.S. and ex-U.S. patents and patent applications, including rights relating to compositions and methods of using JZP815. The portfolio contains a U.S. composition of matter patent relating to JZP815, which expires in 2035 (excluding any adjustments or extensions).

- *JZP898*. Through a license agreement with Werewolf in 2022, we obtained a license to a portfolio of U.S. and ex-U.S. patents and patent applications, including rights relating to compositions and methods of using JZP898. The portfolio contains a U.S. composition of matter patent relating to JZP898, which, if granted, expires in 2040 (excluding any adjustments or extensions).

In addition, we have rights to a number of trademarks and service marks, and pending trademark and service mark applications, in the U.S. and elsewhere in the world to further protect the proprietary position of our products. For a discussion of the challenges we face in obtaining or maintaining patent and/or trade secret protection, see the risk factors under the heading "Risks Related to Our Intellectual Property" in Part I, Item 1A of this Annual Report on Form 10-K.

Government Regulation

As a global pharmaceutical company, our activities are subject to extensive regulation in the U.S., Europe and other countries where we do business. Regulatory requirements encompass the entire life cycle of pharmaceutical products, from R&D activities to marketing approval, manufacturing, labeling, packaging, adverse event and safety reporting, storage, advertising, promotion, sale, pricing and reimbursement, recordkeeping, distribution, importing and exporting. Regulations differ from country to country and are constantly evolving.



Testing and Approval of Pharmaceutical Products

We are not permitted to market a product in a country until we receive approval from the relevant regulatory authority, such as FDA in the U.S. and the EC or the competent authorities of the EU member states. An application for marketing approval must contain information generated by the applicant, also called a sponsor, demonstrating the quality, safety and efficacy of the product candidate, including data from preclinical and clinical trials, proposed product packaging and labeling and information pertaining to product formulation and the manufacture and analytical testing of the API and the finished product.

In the U.S., FDA reviews and, if warranted, approves applications for marketing approval. The process for obtaining marketing approval in the U.S. for a drug or biologic product candidate generally includes:

- conducting preclinical laboratory and animal testing and submitting the results to FDA in an IND application requesting approval to test the product candidate in human clinical trials;

- conducting adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in the desired indication;

- submitting an NDA, sNDA, BLA or sBLA as appropriate, to FDA seeking approval for a specific indication; and

- completing inspections by FDA of the facilities where the product candidate is manufactured, analyzed and stored to demonstrate compliance with cGMP, and any requested FDA audits of the clinical trial sites that generated the data supporting the application.

Human clinical trials conducted before approval of a product generally proceed in three sequential phases, although the phases may overlap. In Phase 1, the initial introduction of the product candidate in humans, the product candidate is typically tested to assess metabolism, pharmacokinetics, pharmacological actions and tolerability, including side effects associated with increasing doses. Phase 2 usually involves clinical trials in a limited patient population to determine the effectiveness of the product candidate for a particular indication or indications, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2, Phase 3 clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients. Clinical trials must be conducted in accordance with specific protocols, as well as FDA requirements related to conducting the trials and recording and reporting the results, commonly referred to as good clinical practices, to ensure that the resulting data are credible and accurate and that the trial participants are adequately protected. FDA enforces good clinical practices through periodic inspections of trial sponsors, clinical investigators and trial sites.

Once an NDA, sNDA, BLA or sBLA has been compiled and submitted, FDA performs an initial review before it accepts the application for filing. FDA may refuse to file an application and/or request additional information before acceptance. Once accepted for filing, FDA begins an in-depth review of the application. Under the current goals and policies agreed to by FDA under the PDUFA for a new molecular entity, FDA has ten months from the filing decision in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing decision for a priority application. FDA does not always meet its PDUFA goal dates, and in certain circumstances, the PDUFA goal date may be extended.

FDA also has various programs, including fast track, priority review, breakthrough therapy and accelerated approval (Subpart H and E), RTOR pilot program, that are intended to expedite the process for reviewing certain applications and/or provide for approval on the basis of surrogate endpoints or restricted distribution. Generally, products may be eligible for one or more of these programs if they are intended for serious or life-threatening diseases or conditions, have potential to address unmet medical needs, or may provide meaningful benefit over existing treatments. In addition, a PRV may be used to obtain priority review by FDA for one of our future regulatory submissions. Modeyso was also granted fast track designations and priority review for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation, which was granted accelerated approval in August 2025.

During its review of an application, FDA evaluates whether the product demonstrates the required level of safety and efficacy for the indication for which approval is sought and conducts the inspections and audits described above. FDA may also refer an application to an advisory committee, typically a panel of clinicians, for review, evaluation and a non-binding recommendation as to whether the application should be approved. When FDA completes its evaluation, it issues either an approval letter or a complete response letter. A complete response letter generally outlines what FDA considers to be the deficiencies in the application and may indicate that substantial additional testing or information is required prior to FDA approval of the product. If and when identified deficiencies have been addressed to FDA's satisfaction after a review of the resubmission of the application FDA will issue an approval letter.

Even if a product is approved, the approval may be subject to limitations based on FDA's interpretation of the data submitted in the application. For example, as a condition of approval, FDA may require the sponsor to agree to certain post-marketing requirements, such as conducting Phase 4, or post-approval, clinical trials to gain additional safety data or to



document a clinical benefit in the case of products approved under accelerated approval regulations. FDA granted accelerated approval to Zepzelca for relapsed SCLC based on data from a Phase 2 trial and to Modeyso for diffuse midline glioma harboring an H3 K27M mutation with progressive diseases following prior therapy; both approvals are contingent upon verification and description of clinical benefit in a post-marketing clinical trial.

In addition, if FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks, a sponsor may be required to include a proposed REMS (either as part of the application or after approval), which may include a patient package insert or a medication guide to provide information to consumers about the product's risks and benefits; a plan for communication to healthcare providers; or conditions on the product's prescribing or distribution referred to as ETASU. Xywav and Xyrem are required to have a REMS. For more discussion regarding the Xywav and Xyrem REMS, see the risk factors under the headings "*The distribution and sale of our oxybate products are subject to significant regulatory restrictions, including the requirements of a REMS, and these regulatory requirements subject us to risks and uncertainties, any of which could negatively impact sales of Xywav and Xyrem*" and "Risks Related to Our Intellectual Property" in Part I, Item 1A of this Annual Report on Form 10-K.

The EU and many individual countries have regulatory structures similar to the U.S. for conducting preclinical and clinical testing and applying for marketing approval or authorization, although specifics may vary widely from country to country. Clinical trials in the EU must be conducted in accordance with the requirements of the EU Clinical Trials Regulation and applicable good clinical practice standards.

In the EU, there are several procedures for requesting marketing authorization which can be more efficient than applying for authorization on a country-by-country basis. There is a "centralized" procedure allowing submission of a single MAA to EMA. If EMA issues a positive opinion, the EC will grant a centralized marketing authorization that is valid in all EU member states and three of the four European Free Trade Association countries (Iceland, Liechtenstein and Norway). The centralized procedure is mandatory for certain medicinal products, including orphan medicinal products and biotechnology-derived medicinal products, and optional for others. There is also a "decentralized" procedure allowing companies to file identical applications to several EU member states simultaneously for product candidates that have not yet been authorized in any EU member state and a "mutual recognition" procedure allowing companies that have a product already authorized in one EU member state to apply for that authorization to be recognized by the competent authorities in other EU member states. The U.K.'s withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has created uncertainty concerning the future relationship between the U.K. and the EU. Among the changes that have had a direct impact are that Great Britain (England, Scotland and Wales) is now treated as a third country. To mitigate the immediate impact of this in December 2020, the EU and U.K. reached an agreement in principle on the framework for their future relationship, the TCA. With regard to EU regulations, Northern Ireland continues to follow the EU regulatory rules. As part of the TCA, the EU and the U.K. recognize GMP, inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The U.K. has unilaterally agreed to accept EU batch testing and batch release; there is a list of approved countries for import into Great Britain, currently including EU and EEA countries, which require no import testing or U.K. "qualified person" release certification. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the U.K. must be retested and re-released when entering the EU market for commercial use. As regards marketing authorizations, Great Britain has introduced a separate regulatory submission process, approval process and a separate national marketing authorization. Northern Ireland, however, continues to be covered by the marketing authorizations granted by the EC.

The maximum timeframe for the evaluation of a MAA in the EU under the centralized procedure is 210 days, subject to certain exceptions and clock stops. An initial marketing authorization granted in the EU is valid for five years, with renewal subject to re-evaluation of the risk-benefit profile of the medicinal product. Once renewed, the authorization is usually valid for an unlimited period unless the national competent authority or the EC decides on justified grounds to proceed with one additional five-year renewal.

In the EU, if an applicant can demonstrate that comprehensive data on the efficacy and safety of the product under normal conditions of use cannot be provided due to certain specified objective and verifiable reasons, products may be granted marketing authorization "under exceptional circumstances." A marketing authorization granted under exceptional circumstances is valid for five years, subject to an annual reassessment of conditions imposed by the EC. The marketing authorization in the EU for Defitelio was granted under exceptional circumstances because it was not possible to obtain complete information about the product due to the rarity of the disease and because ethical considerations prevented conducting a study directly comparing Defitelio with best supportive care or a placebo. As a result, the marketing authorization requires us to comply with a number of post-marketing obligations, including obligations relating to the manufacture of the drug substance and finished product, the submission of data concerning patients treated with the product collected through a third-party patient registry and the establishment of a multi-center, multinational and prospective observational patient registry to investigate the long-term safety, health outcomes and patterns of utilization of Defitelio during normal use. We are in the process of conducting the post-authorization study in the EU to provide further data on long-term safety, health outcomes and patterns of utilization of Defitelio in normal use.

Similar to the use of REMS in the U.S. to ensure that the benefits of a product outweigh its risks, in the EU and other countries we are required and may, in the future in relation to new products, be required to agree to post-marketing obligations or conditions in the marketing authorization for our products, to include a patient package insert or a medication guide to provide information to consumers about the product's risks and benefits, to implement a plan for communication to healthcare providers, and to impose restrictions on the product's distribution. For example, the marketing authorization in the EU for Vyxeos requires us to comply with certain manufacturing-related post-approval commitments.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, modifying a REMS, or making certain additional labeling claims, are subject to further regulatory review and approval. Obtaining approval for a new indication generally requires that additional clinical studies be conducted to demonstrate that the product is safe and effective for the new intended use. Such regulatory reviews can result in denial or modification of the planned changes, or requirements to conduct additional tests or evaluations that can substantially delay or increase the cost of the planned changes.

Manufacture of Pharmaceutical Products

The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. We and the third party suppliers of our products are subject to cGMP, which are extensive regulations governing manufacturing processes, stability testing, recordkeeping and quality standards as defined by FDA, the EC, EMA, competent authorities of EU member states and other regulatory authorities. FDA also periodically inspects manufacturing facilities and the sponsor's and manufacturer's records related to manufacturing, and assesses compliance with cGMP. Following such inspections, FDA may issue notices on Form FDA 483 and warning letters. In addition to Form FDA 483 notices and warning letters, failure to comply with the statutory and regulatory requirements may result in suspension of manufacturing, product seizure, withdrawal of the product from the market, administrative, civil and criminal penalties, among other enforcement remedies both in the U.S. and in non-U.S. countries.

In the EU, a manufacturing authorization is required to manufacture medicinal products, and the manufacturing authorization holder must comply with various requirements set out in applicable EU laws, regulations and guidance. These requirements include compliance with EU cGMP standards when manufacturing products and their APIs, including APIs manufactured outside of the EU with the intention of importing them into the EU. In addition to inspection reports, manufacturers and marketing authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in cases of non-compliance with the EU or EU member states' requirements applicable to manufacturing.

Sales and Marketing of Pharmaceutical Products

Advertising and Promotional Activities

FDA regulates advertising and promotional activities for products in the U.S., requiring advertising, promotional materials and labeling to be truthful and not misleading, and products to be marketed only for their approved indications and in accordance with the provisions of the approved label. FDA actively investigates allegations of off-label promotion in order to enforce regulations prohibiting these types of activities. FDA routinely issues informal and more formal communications such as untitled letters or warning letters interpreting its authority over these matters. While such communications may not be considered final agency decisions, many companies may decide not to contest the agency's interpretations so as to avoid disputes with FDA, even if they believe the claims they were making to be truthful, not misleading and otherwise lawful.

In the EU, the advertising and promotion of our products are subject to laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product's SmPC as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document describing the properties and the officially approved conditions of use of a medicine and providing information to physicians concerning the safe and effective use of the medicinal product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Other applicable laws at the EU level and in the individual EU member states also apply to the advertising and promotion of medicinal products, including laws that prohibit the direct-to-consumer advertising of prescription-only medicinal products and further limit or restrict the advertising and promotion of our products to the general public and to health care professionals. Violations of the rules governing the promotion of medicinal products in the EU could be penalized by administrative measures, fines and imprisonment.



Fraud and Abuse

We are also subject to numerous fraud and abuse laws and regulations globally. In the U.S., there are a variety of federal and state laws restricting certain marketing practices in the pharmaceutical industry pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws. Our sales, marketing, patient support and medical activities may be subject to scrutiny under these laws. The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving anything of value to induce (or in return for) the referral of business, including the purchase, recommendation or prescription of a particular drug reimbursable under Medicare, Medicaid or other federally financed healthcare programs. The statute has been interpreted to apply to arrangements between pharmaceutical companies on one hand and patients, prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common manufacturer business arrangements and activities from prosecution and administrative sanction, the exemptions and safe harbors are drawn narrowly and are subject to regulatory revision or changes in interpretation by the DOJ and the OIG. Practices or arrangements that involve remuneration may be subject to scrutiny if they do not qualify for an exemption or safe harbor. For example, in November 2020, the OIG issued a Special Fraud Alert to highlight certain inherent risks of remuneration related to speaker programs sponsored by drug and device companies, which may not in all circumstances qualify under either safe harbor or statutory exception protection. The Special Fraud Alert sent a clear signal that speaker programs will be subject to potentially heightened enforcement scrutiny, in particular for those programs with certain characteristics identified as risk factors by the OIG, including meals exceeding modest value or where alcohol is made available; lack of substantive or new content presented; programs held at venues not conducive to the exchange of educational information; repeat attendees or attendees without a legitimate business interest; sales or marketing influence on speaker selection; and excessive speaker compensation. Violations of the federal Anti-Kickback Statute may be established without providing specific intent to violate the statute, and may be punishable by civil, criminal, and administrative fines and penalties, damages, imprisonment, and/or exclusion from participation in federal healthcare programs.

The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false record or statement to get a false claim paid. A claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim. The False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of themselves and the federal government alleging violations of the statute and to share in any monetary recovery. Violations of the False Claims Act may result in significant financial penalties (including mandatory penalties on a per claim or statement basis), treble damages and exclusion from participation in federal health care programs.

Pharmaceutical companies are subject to other federal false claim and statements laws, some of which extend to non-government health benefit programs. For example, the healthcare fraud provisions under HIPAA impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of HIPAA fraud provisions may result in criminal, civil and administrative penalties, fines and damages, including exclusion from participation in federal healthcare programs.

The majority of individual states also have statutes or regulations similar to the federal Anti-Kickback Statute and the False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Other states restrict whether and when pharmaceutical companies may provide meals to health care professionals or engage in other marketing-related activities, and certain states and cities require identification or licensing of sales representatives.

Other Post-Approval Pharmaceutical Product Regulation

Safety Reporting/Pharmacovigilance

FDA, EMA and other governmental authorities track information on side effects and adverse events reported during clinical studies and after marketing approval. We are required to file periodic safety update reports with the authorities concerning adverse events. If, upon review, an authority determines that any events and/or reports indicate a trend or signal, they can require a change in a product label, restrict sales and marketing, require post-approval safety studies, require a labor intensive collection of data regarding the risks and benefits of marketed products and ongoing assessments of those risks and benefits and/or require or conduct other actions, potentially including withdrawal or suspension of the product from the market. For example, if EMA has concerns that the risk-benefit profile of a product has changed, it can, following an investigation procedure, adopt an opinion advising that the existing marketing authorization for the product be varied or suspended and requiring the marketing authorization holder to conduct post-authorization safety studies. The opinion is then submitted for approval by the EC. Also, from time to time, FDA issues drug safety communications on its adverse event reporting system based on its review of reported adverse events.

FDA and the competent authorities of the EU member states on behalf of EMA also periodically inspect our records related to safety reporting. Following such inspections, FDA may issue notices on FDA Form 483 and warning letters that could cause us to modify certain activities. An FDA Form 483 notice, if issued, can list conditions FDA investigators believe may have violated relevant FDA regulations or guidance. Failure to adequately and promptly correct the observation(s) can result in a warning letter or other regulatory enforcement action. Similarly, EMA's Pharmacovigilance Risk Assessment Committee may propose to the CHMP that the marketing authorization holder be required to take specific steps. Non-compliance can lead to the variation, suspension or withdrawal of marketing authorization or imposition of financial penalties or other enforcement measures.

Sunshine Act and Transparency Laws

The Sunshine provisions require tracking of payments and transfers of value to physicians and teaching hospitals and ownership interests held by physicians and their families, and reporting to the federal government and public disclosure of these data. Since 2022, reporting has been required of information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. A number of states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to healthcare providers in the states. Government agencies and private entities may inquire about our marketing practices or pursue other enforcement activities based on the disclosures in those public reports.

Outside the U.S., interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products, which is prohibited in the EU, is governed by the national anti-bribery laws of the EU member states, as described below in "Business—Government Regulation—Anti-Corruption Legislation" in this Part I, Item 1. Violation of these laws could result in substantial fines and imprisonment. Certain EU member states, or industry codes of conduct, require that payments made to physicians be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician's employer, his/her competent professional organization, and/or the competent authorities of the individual EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Controlled Substance Regulations

The DEA is the U.S. federal agency responsible for domestic enforcement of the federal CSA and similar state and foreign laws based on the drug's potential for abuse, among other factors. Controlled substances are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules. Schedule I substances have a high potential for abuse, have no currently "accepted medical use" in the U.S., lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the U.S. Pharmaceutical products approved for use in the U.S. may be classified as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse. The API of Xywav and Xyrem, oxybate salts, are regulated by the DEA as Schedule I controlled substances, and Xywav and Xyrem drug products are regulated as Schedule III controlled substances. Certain product candidates we are developing contain controlled substances as defined in the CSA. Drug products approved by FDA that contain cannabis or cannabis extracts may be controlled substances and, if so, will be rescheduled to Schedules II-V after approval or, like Epidiolex, removed completely from the schedules by operation of other laws.

The DEA limits the quantity of certain Schedule I and II controlled substances that may be manufactured and procured in the U.S. in any given calendar year through a quota system and, as a result, quotas from the DEA are required in order to manufacture and procure oxybate salts in the U.S. Accordingly, we require DEA quotas for Siegfried, our U.S. based sodium oxybate supplier, to manufacture sodium oxybate and for Patheon, our U.S.-based Xyrem supplier, to procure sodium oxybate from Siegfried in order to manufacture and supply us with Xyrem drug product. We also require DEA quotas for Patheon to manufacture and procure the API of Xywav oxybate salt. Xywav and Xyrem manufactured at our plant in Ireland enter the U.S. as Schedule III drugs and therefore do not require a DEA manufacturing or procurement quota.

As Schedule III drugs, Xywav and Xyrem are also subject to DEA and state regulations relating to the importation, manufacturing, storage, distribution and physician prescription procedures, including limitations on prescription refills. In addition, the third parties who perform certain activities related to our products that contain controlled substances, including manufacturing, distributing, dispensing and conducting clinical studies for Xywav and Xyrem, are required to maintain necessary DEA registrations and state licenses and comply with federal and state controlled substance requirements. The DEA periodically inspects facilities for compliance with its rules and regulations. For all controlled substances, there are potential criminal and civil penalties that apply for the failure to meet applicable legal requirements, and, in general, healthcare professionals may be required to have a federal and/or state license in order to handle, prescribe, or dispense controlled substances.

Other Regulations

There are many other requirements and restrictions in the U.S. and elsewhere imposed on pharmaceutical companies and their activities, including those related to the posting of information relating to clinical studies and their outcomes, the export and importation of products, required authorizations for distributors, the identification or licensing of sales representatives, restrictions on the ability of manufacturers to offer co-pay support to patients for certain prescription drugs, implementation of required compliance programs or marketing codes of conduct, protection of the environment, taxation and work safety. Non-compliance with such requirements may result in civil, criminal or administrative sanctions.

Anti-Corruption Legislation

Our business activities outside of the U.S. are subject to the FCPA, and similar anti-bribery or anti-corruption laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA and similar anti-corruption laws in other countries generally prohibit the offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to U.S. or non-U.S. government officials in order to improperly influence any act or decision, secure an improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the company and to devise and maintain an adequate system of internal accounting controls. The U.K. Bribery Act prohibits giving, offering, or promising bribes to any person, including U.K. and non-U.K. government officials and private persons, as well as requesting, agreeing to receive, or accepting bribes from any person. In addition, under the U.K. Bribery Act, companies that carry on a business or part of a business in the U.K. may be held liable for bribes given, offered or promised to any person, including U.K. and non-U.K. government officials and private persons in any country, by employees and persons associated with the company in order to obtain or retain business or a business advantage for the company. Liability is strict, with no element of a corrupt state of mind, but a defense of having in place adequate procedures designed to prevent bribery is available under the U.K. Bribery Act and certain other laws; under the FCPA, it might be considered as a mitigating factor.

As described above, our business is heavily regulated and therefore involves significant interaction with government officials in many countries. Additionally, in certain countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers may be subject to the FCPA, the U.K. Bribery Act and similar laws. Recently the SEC and the DOJ have increased their FCPA enforcement activities with respect to pharmaceutical companies. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, private individuals who report to the SEC original information that leads to successful enforcement actions may be eligible for a monetary award. We engage in ongoing efforts designed to ensure our compliance with these laws, including conducting due diligence of our business partners, requiring training of our employees on FCPA requirements, and implementing and maintaining policies, procedures, and internal controls to ensure compliance with the FCPA and similar laws. However, there is no certainty that all employees and third party business partners (including our distributors, wholesalers, agents, contractors, and other partners) will comply with anti-bribery laws. In particular, we do not control the actions of our suppliers and other third party agents, although we may be liable for their actions. Violation of these laws may result in civil or criminal sanctions, which could include monetary fines, criminal penalties, disgorgement of past profits, and could cause disruption to our business, including through procurement bans or similar administrative actions. It is possible that an adverse outcome in an FCPA action could materially affect our consolidated results of operations, liquidity, and financial position and result in parallel civil litigation such as securities class actions and shareholder derivative suits.

Data Protection and Privacy

We are subject to data protection and privacy laws and regulations globally, which restrict the processing of personal data. The legislative and regulatory landscape for privacy and data security continues to evolve with an increased attention in countries globally that could potentially affect our business. Compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future. We may be subject to fines, penalties, or private actions in the event of non-compliance with such laws. In particular, we are subject to the GDPR, which imposes penalties up to 4% of annual global revenue, the California Consumer Privacy Act of 2018, as amended by the California Consumer Privacy Rights Act, and numerous other federal, state, national and international laws and regulations that govern the privacy and security of the personal data we collect and maintain. These laws and regulations applicable to our business increase potential enforcement and litigation activity. In order to manage these evolving risks, we have adopted a global privacy program that governs the processing of personal data across our business.

Marketing Exclusivity

The Hatch-Waxman Act

The marketing approval process described above for the U.S. is premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove the safety and effectiveness of a drug product. This type of marketing application, sometimes referred to as a "full" or "stand-alone" NDA, is governed by Section 505(b)(1) of the FDCA. A Section 505(b)(1) NDA contains full reports of investigations of safety and effectiveness, which includes the results of preclinical and clinical trials, together with detailed information on the manufacture and composition of the product, in addition to other information. As an alternative, the Hatch-Waxman Act provides two abbreviated approval pathways for certain drug products.

The first path, under Section 505(b)(2) of the FDCA, usually is used for the approval of a product that is similar, but not identical, to a previously-approved brand-name product, referred to as the RLD. Under this path, the applicant is permitted to rely to some degree on FDA's finding that the RLD is safe and effective and must submit its own product-specific data on safety and effectiveness only to the extent necessary to bridge the differences between the products. The second abbreviated path established under the Hatch-Waxman Act is for the approval of generic drugs. Section 505(j) of the FDCA permits the submission of an ANDA for a generic version of an approved, brand-name drug. Generally, an ANDA must contain data and information showing that the proposed generic product and the RLD (i) have the same active ingredient, in the same strength and dosage form, to be delivered via the same route of administration, (ii) are intended for the same uses, and (iii) are bioequivalent. This data and information are provided instead of data and information independently demonstrating the proposed generic product's safety and effectiveness.

The Hatch-Waxman Act requires an ANDA or a Section 505(b)(2) NDA applicant to certify that there are no patents listed for that product in the Orange Book, or that for each Orange Book-listed patent either the listed patent has expired, the listed patent will expire on a particular date and approval is sought after patent expiration, or the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that approval is sought after patent expiration is called a "Paragraph III Certification." A certification that the new product will not infringe the RLD's Orange Book-listed patents, or that such patents are invalid, is called a "Paragraph IV Certification." If a relevant patent covers an approved method of use, an ANDA or Section 505(b)(2) NDA applicant can also file a statement, called, in the case of an ANDA, a "section viii statement," that the application does not seek approval of the method of use covered by the listed patent. With such a statement, the applicant must "carve out" the protected method of use (typically an indication and related material) from the proposed product's labeling. If the applicant makes a Paragraph III Certification, the ANDA or the Section 505(b)(2) NDA will not be approved until the listed patents claiming the RLD have expired.

If the applicant has provided a Paragraph IV Certification to FDA, the applicant must also send a notice of that certification to the NDA holder and the relevant patent holders once FDA accepts the ANDA or the Section 505(b)(2) NDA for filing. The NDA and patent holders then have 45 days to initiate a patent infringement lawsuit. Filing the lawsuit triggers an automatic stay on FDA's approval of the ANDA or the Section 505(b)(2) NDA until the earliest of 30 months after the NDA holder's receipt of the notice of Paragraph IV Certification, expiration of the patent, certain settlements of the lawsuit, or a decision in the infringement case that is favorable to the applicant. FDA may issue tentative approval of an application if the application meets all conditions for approval but cannot receive effective approval because the 30-month stay or another period of regulatory exclusivity has not expired. If an ANDA or Section 505(b)(2) NDA is approved before conclusion of any relevant patent litigation, the applicant can choose to launch the product, but does so "at risk" of being liable for damages, and potentially treble damages, if the RLD sponsor or patent holder ultimately prevails in patent litigation.

Under the Hatch-Waxman Act, newly approved drugs and indications may benefit from statutory periods of non-patent marketing exclusivity that can potentially delay review or approval of an ANDA or Section 505(b)(2) application. For example, the Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning a drug containing an active moiety that FDA has not previously approved. During this period, FDA cannot accept for review an ANDA or a Section 505(b)(2) NDA for a product containing the same moiety, except that an application containing a Paragraph IV Certification may be submitted after four years, which may trigger the litigation and stay described above. The Hatch-Waxman Act also provides three years of marketing exclusivity with the approval of an NDA, including a Section 505(b)(2) NDA, for a product containing a previously-approved moiety but that incorporates a change (such as a new indication, dosage form or strength) from an approved product with the same moiety, if the change required clinical data from new investigations that were conducted or sponsored by the applicant. This three-year exclusivity does not preclude submission of the ANDA or Section 505(b)(2) NDA for such a product, but prevents FDA from giving final approval to such product.

The Hatch-Waxman Act also permits a patent term extension of up to five years (but not beyond 14 years from the date of approval) for an NDA, including a Section 505(b)(2) NDA, that is approved for a product that contains an active ingredient that has not previously been approved. The extension, which compensates for patent term lost during product development and



FDA regulatory review process, is generally equal to the sum of one-half the time between the effective date of an IND application and the submission date of an NDA, and all of the time between the submission date of an NDA and the approval of that application. It is available for only one patent for a given product, and it must be a patent that claims the product or a method of using or manufacturing the product. The USPTO, in consultation with FDA, reviews and approves applications for patent term extension.

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier qualify for eight years' data exclusivity upon marketing authorization and an additional two years' market exclusivity. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator's data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. In December 2025, the European Parliament and the Council of the EU reached a provisional agreement on the comprehensive reform of the EU pharmaceutical legislation to enhance the availability, accessibility, and affordability of medicinal products across the EU. This new legislation includes a new directive and a new regulation that would replace the current pharmaceutical legislation in the EU. Among others, the new legislation provides for certain changes to regulatory exclusivity periods. The provisional agreement is still subject to the formal approval by the European Parliament and the Council of the EU and subsequent publication in the Official Journal of the EU.

Orphan Drug and Other Exclusivities

Some jurisdictions, including the U.S., may designate drugs or biologics for relatively small patient populations as orphan drugs. FDA grants orphan drug designation to drugs or biologics intended to treat a rare disease or condition, which is one that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals, but for which there is no reasonable expectation that the cost of developing the product and making it available in the U.S. for the disease or condition will be recovered from U.S. sales of the product. Orphan drug designation does not shorten the duration of the regulatory review process or lower the approval standards, but can provide important benefits, including consultation with FDA. If a product is approved for its orphan designated use, it may be entitled to ODE, which blocks FDA from approving for seven years any other application for a product that is the same drug for the same indication. If there is a previously-approved product that is the same drug for the same indication, orphan drug designation requires the sponsor to provide a plausible hypothesis of clinical superiority over the approved product, whereas ODE requires the sponsor to actually demonstrate clinical superiority. Clinical superiority can be established by way of greater efficacy, greater safety, or making a major contribution to patient care. Additionally, a later product can be approved if the sponsor holding ODE consents, or cannot adequately supply the market. ODE does not prevent approval of another sponsor's application for different indications or uses of the same drug, or for different drugs for the same indication. Defibrotide was granted ODE by FDA to treat and prevent VOD until March 2023. Vyxeos was granted ODE by FDA for the treatment of adults with AML until August 2024 and pediatric patients ages 1 year and older with AML until March 2028. Epidiolex has received ODE to treat seizures associated with LGS and DS through 2025 and TSC through 2027. In June 2021, FDA recognized seven years of ODE for Xywav stating that Xywav is clinically superior to Xyrem by means of greater safety due to reduced chronic sodium burden. Xywav has been granted ODE by FDA to treat narcolepsy through January 2027 and to treat IH through August 2028. Rylaze has been granted ODE for the treatment of patients with ALL or LBL until 2028. Ziihera has been granted ODE through November 2031 for the treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test.

Biologic products approved under a BLA are subject to the BPCIA, which authorizes an abbreviated approval pathway for a biological product that is "biosimilar" to an already approved biologic, or reference product. The BPCIA provides periods of exclusivity that protect a reference product from competition by biosimilars. FDA may not accept a biosimilar application for review until four years after the date of first licensure of the reference product, and the biosimilar cannot be licensed until 12 years after the reference product was first licensed.

Under certain circumstances, the exclusivity periods applicable to drugs and biologics and the patent-related protections applicable to drugs may be eligible for a six-month extension if the sponsor submits pediatric data that fairly respond to a written request from FDA for such data. This exclusivity may be granted even if the data does not support a pediatric indication. We consider seeking pediatric exclusivity for our products whenever appropriate.

In the EU, orphan designation may be granted to products that can be used to treat life-threatening diseases or chronically debilitating conditions with an incidence of no more than five in 10,000 people or that, for economic reasons, would be unlikely to be developed without incentives. Orphan designated medicinal products are entitled to a range of benefits during the development and regulatory review process and ten years of OME in all EU member states upon marketing authorization. As in the U.S., a similar medicinal product with the same orphan indication may be approved, notwithstanding OME, if the exclusivity holder gives consent or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if the similar product is deemed safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of OME granted in relation to the original orphan medicinal product may, in addition, be reduced to six years if it can be demonstrated, on the basis of available evidence, that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity. Defibrotide was granted OME by the EC for the treatment of VOD and prevention of GvHD until October 2023, by the Korean Ministry of Food and Drug Safety to treat and prevent VOD, and by the Commonwealth of Australia-Department of Health for the treatment of VOD. Vyxeos has been granted OME by the EC until August 2028. Epidyolex has been granted OME for use as adjunct therapy of seizures associated with DS and LGS until September 2029, and for use as adjunctive therapy of seizures associated with TSC until April 2031. Ziihera has been granted OME through June 2033, for the treatment of BTC.

Pharmaceutical Pricing, Reimbursement by Government and Private Payors and Patient Access

Pricing and Reimbursement

Successful commercialization of our products depends in significant part on adequate financial coverage and reimbursement from third party payors, including governmental payors (such as the Medicaid and Medicare programs in the U.S.), managed care organizations and private health insurers. Third party payors decide which drugs will be reimbursed and establish reimbursement and co-pay levels and conditions for reimbursement. Third party payors are increasingly challenging the prices charged for medical products and services by examining their cost effectiveness, as demonstrated in pharmacoeconomic and/or clinical studies, in addition to their safety and efficacy. In some cases, for example, third party payors try to encourage the use of less expensive products, when available, through their prescription benefits coverage and reimbursement, co-pay and prior authorization policies. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may require prior approval before covering a specific product, or may require patients and health care providers to try other covered products first. Third party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. For certain categories of products, third party payors, principally through contracted PBMs negotiate rebates with drug manufacturers for inclusion of products on their formularies in specific positions or coverage criteria. Beginning in the third quarter of 2019, we have been entering into agreements with certain PBMs or similar organizations to provide rebates for our products where coverage was provided and products were listed in certain formulary positions, among other conditions.

Medicaid is a joint federal and state program that is administered by the states for low-income and disabled beneficiaries. Medicare is a federal program that is administered by the federal government covering individuals age 65 and over as well as those with certain disabilities. Medicare Part B pays physicians who administer our products. Under the Medicaid Drug Rebate Program, as a condition of having federal funds made available for our drugs under Medicaid and Medicare Part B, we are required to pay a rebate to each state Medicaid program for our covered outpatient drugs that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. Medicaid rebates are based on pricing data we report on a monthly and quarterly basis to the CMS, the federal agency that administers Medicare and Medicaid, including the Medicaid Drug Rebate Program. These data include the average manufacturer price and, in the case of innovator products, the best price for each drug which, in general, represents the lowest price available from the manufacturer to any entity in the U.S. in any pricing structure, calculated to include all applicable sales and associated rebates, discounts and other price concessions. If we become aware that our reporting for a prior quarter was incorrect, or has changed as a result of recalculation of the pricing data, we are obligated to resubmit the corrected data for up to three years after those data originally were due. We are required to provide ASP information for certain of our products to CMS on a quarterly basis. The ASP is calculated based on a statutorily defined formula as well as regulations and interpretations of the statute by CMS. This information may be used to compute Medicare payment rates, with rates for Medicare Part B drugs outside the hospital outpatient setting and in the hospital outpatient setting consisting of ASP plus a specified percentage.

Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the 340B program, in order for federal funds to be available for the manufacturer's drugs under Medicaid and Medicare Part B. The 340B program, which is administered by the HRSA requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B "ceiling price" for the manufacturer's covered outpatient drugs used in an outpatient setting. These 340B covered entities include certain qualifying community health clinics, a variety of entities that receive health services grants from the Public Health Service, and multiple categories of hospitals, including children's hospitals, critical access hospitals, free standing cancer hospitals and hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. A regulation regarding the calculation of the 340B ceiling price and the imposition of civil monetary



penalties on manufacturers that knowingly and intentionally overcharge covered entities became effective on January 1, 2019. We also are required to report our 340B ceiling prices to HRSA on a quarterly basis and HRSA then publishes them to 340B covered entities. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.

A provision in The American Rescue Plan Act of 2021 eliminated, effective January 2024, the statutory cap on rebates drug manufacturers are required to pay under the Medicaid Drug Rebate Program. The elimination of the cap on rebates means that manufacturer discounts to Medicaid may, in certain circumstances, exceed the amount that state Medicaid programs pay for the drug. Further, the IRA, among other things, requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026 and penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation. The IRA also made several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs and a change in manufacturer liability under the program, which could negatively affect our business and financial condition.

Effective January 2023, a provision of the Infrastructure Investment and Jobs Act requires a manufacturer of single source drugs or biologicals in single-use packages or single dose containers to pay a refund on discarded amounts of drug under Medicare Part B where the discarded amount exceeds an applicable threshold.

Further, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least 7 years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Drugs and biologics designated for one or more rare diseases or conditions, and approved only for such rare indications, are excluded from the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

In order to be eligible to have our products paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, we also participate in the VA FSS pricing program. Under this program, we are obligated to make our products available for procurement on an FSS contract under which we must comply with standard government terms and conditions and charge a price to certain federal agencies that is no higher than the statutory FCP. The FCP is based on the Non-FAMP, which we calculate and report to the VA on a quarterly and annual basis. We also participate in the Tricare program, under which we pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between the annual Non-FAMP and FCP. Pricing and rebate calculations vary across products and programs, are complex, and are often subject to interpretation by us, governmental or regulatory agencies and the courts, which can change and evolve over time.

In addition, in the U.S., drug pricing by pharmaceutical companies is currently, and is expected to continue to be, under close scrutiny, including with respect to companies that have increased the price of products after acquiring those products from other companies. There are numerous ongoing efforts at the federal and state level seeking to indirectly or directly regulate drug prices to reduce overall healthcare costs using tools such as price ceilings, value-based pricing and increased transparency and disclosure obligations. Numerous states have passed or are considering legislation that requires or purports to require companies to report pricing information, including proprietary pricing information. For example, in 2017, California adopted a prescription drug price transparency state bill requiring advance notice of and an explanation for price increases of certain drugs that exceed a specified threshold. Additionally, some individual states have begun establishing Prescription Drug Affordability Boards to review high-cost drugs and, in some cases, set upper payment limits. Similar bills have been previously introduced at the federal level and additional legislation could be introduced in the near future. State legislatures are also becoming increasingly aggressive in passing legislation that could expand the availability of the ceiling price under the federal government's 340B program.

Legislative and regulatory proposals to reform the regulation of the U.S. pharmaceutical industry and reimbursement for pharmaceutical drugs are continually changing. On July 4, 2025, President Trump signed into law the OBBBA, which includes significant changes to Medicaid, Medicare, and the ACA. These reforms are anticipated to decrease federal health care spending by approximately $1 trillion by significantly reducing Medicaid spending and enrollment, making changes to the Medicare program, and altering ACA marketplace enrollment provisions. The OBBBA is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. The OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The U.S. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. Other legislative and regulatory proposals that have recently been considered include, among other things, proposals to limit the terms of patent litigation settlements with generic sponsors, to define certain conduct around patenting and new product development as unfair competition, to address the scope of orphan drug exclusivity and to facilitate the importation of drugs into the U.S. from other countries, and changes to health care coverage. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing MFN pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the MAHA Commission's Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on U.S. Congress to enact "The Great Healthcare Plan," to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on PBM payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers' global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court's *Loper Bright* decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.

Similar to what is occurring in the U.S., political, economic and regulatory developments outside of the U.S. are also subjecting the healthcare industry to fundamental changes and challenges. Pressure by governments and other stakeholders on prices and reimbursement levels continue to exist. In various EU member states, we expect to be subject to continuous cost-cutting measures, such as voluntary and temporary sales rebates, lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative. HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU member states, including countries representing major markets. The HTA process, which is governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally compares attributes of individual medicinal products, as compared with other treatment options available on the market. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU member states. In December 2021, the European Parliament and the Council of the EU adopted HTA Regulation 2021/2282, which intends to boost cooperation and collaboration among EU member states in assessing health technologies, including new medicinal products. The HTA Regulation entered into application in January 2025 establishes a framework of rules, procedures and methodologies for conducting Joint Clinical Assessments at EU level which are intended to support EU member states in their national HTA processes. Under this regulation, EU member states must use common HTA tools, methodologies, and procedures across the EU. However, individual EU member states continue to be responsible for drawing conclusions on the overall value of a new health technology for their healthcare system, and pricing and reimbursement decisions.

In the EU, our products are marketed through various channels and within different legal frameworks. The making available or placing on the EU market of unauthorized medicinal products is generally prohibited. However, the competent authorities of the EU member states may exceptionally and temporarily allow and reimburse the supply of such unauthorized products, either on a named patient basis or through a compassionate use process, to individual patients or a group of patients with a chronically or seriously debilitating disease or whose disease is considered to be life-threatening, and who cannot be treated satisfactorily by an authorized medicinal product. Such reimbursement may no longer be available if authorization for named patient or compassionate use programs expire or is terminated or if marketing authorization is granted for the product. In some EU member states, authorization and reimbursement policies may also delay commercialization of our products, or may adversely affect our ability to sell our products on a profitable basis. After initial price and reimbursement approvals, reductions in prices and changes in reimbursement levels can be triggered by multiple factors, including reference pricing systems and publication of discounts by third party payors or authorities in other countries. In the EU, prices can be reduced further by parallel distribution and parallel trade, or arbitrage between low-priced and high-priced EU member states.

For more information, including with respect to recent legal developments regarding the Medicaid Drug Rebate Program, Medicare Part B, and the 340B program, see the risk factors under the headings "*Adequate coverage and reimbursement from third party payors may not be available for our products and we may be unable to successfully contract for coverage from pharmacy benefit managers and group purchasing organizations, which could diminish our sales or affect our ability to sell our products profitably; conversely, to secure coverage from these organizations, we may be required to pay rebates or other discounts or other restrictions to reimbursement that could diminish our sales,*" "*The pricing of pharmaceutical products has*

Jazz Pharmaceuticals.

come under increasing scrutiny as part of a global trend toward healthcare cost containment and resulting changes in healthcare law and policy may impact our business in ways that we cannot currently predict, which could have a material adverse effect on our business and financial condition" and *"If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects"* in Part I, Item 1A of this Annual Report on Form 10-K.

Patient Copay Assistance and Free Product Programs

We have various patient programs to help patients access and pay for our products, including co-pay coupons for certain products, services that help patients determine their insurance coverage for our products, and a free product program. We also make grants to independent charitable foundations that help financially needy patients with their premium, and co-pay and co-insurance obligations. There has been enhanced scrutiny of company-sponsored patient assistance programs, including co-pay assistance programs and donations to third-party charities that provide such assistance, as well as reimbursement support offerings.

The OIG has established guidelines for pharmaceutical manufacturers who make donations to charitable organizations providing co-pay assistance to Medicare patients. Such donations are unlikely to run afoul of the anti-kickback laws provided that the organizations receiving donations, among other things, are *bona fide* charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria, and do not link aid to use of a donor's product. In 2016 and 2017, we received subpoenas from the U.S. Attorney's Office for the District of Massachusetts requesting documents related to our support of charitable organizations that provide financial assistance to Medicare patients. In April 2019, we finalized our civil settlement agreement with the DOJ and OIG, and entered into a corporate integrity agreement requiring us to maintain our ongoing corporate compliance program and obligating us to implement or continue, as applicable, a set of defined corporate integrity activities to ensure compliance with OIG's policies around charitable contributions for a period of five years from the effective date of the corporate integrity agreement. As of August 2024, we have fulfilled the terms and the OIG closed out our corporate integrity agreement.

About Jazz Pharmaceuticals plc

Jazz Pharmaceuticals plc was formed under the laws of Ireland (registered number 399192) as a private limited liability company in March 2005 under the name Azur Pharma Limited and was subsequently re-registered as a public limited company under the name Azur Pharma Public Limited Company in October 2011. On January 18, 2012, the businesses of Jazz Pharmaceuticals, Inc. and Azur Pharma were combined in a merger transaction, in connection with which Azur Pharma was re-named Jazz Pharmaceuticals plc and we became the parent company of, and successor to, Jazz Pharmaceuticals, Inc.

Our predecessor, Jazz Pharmaceuticals, Inc., was incorporated in California in March 2003 and was reincorporated in Delaware in January 2004.

Available Information

The mailing address of our headquarters is Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland, and our telephone number at that location is +353-1-634-7800. Our website is www.jazzpharmaceuticals.com.

We file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act, as applicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports, proxy statements and other information electronically with the SEC. Through a link on our website, we make copies of our periodic and current reports, amendments to those reports, proxy statements and other information available, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Such reports and other information may also be accessed through the SEC's website at www.sec.gov. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K or any other report that we file with or furnish to the SEC.

Item 1A.   Risk Factors

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and accompanying notes.



Risks Related to Our Lead Products and Product Candidates

Our inability to maintain revenues from our oxybate franchise would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Historically, our business was substantially dependent on Xyrem, and our financial results were significantly influenced by sales of Xyrem. Our current 2026 operating plan assumes that Xywav, with 92% lower sodium compared to high-sodium oxybates (depending on the dose) and absence of a sodium warning, will remain the #1 branded oxybate treatment for narcolepsy; the position it held based on revenue in the fourth quarter of 2025. While we expect that our business will continue to be meaningfully dependent on oxybate revenues, there is no guarantee that oxybate revenues will remain at current levels. In this regard, our ability to maintain oxybate revenues and realize the anticipated benefits from our investment in Xywav are subject to a number of risks and uncertainties as discussed in greater detail below, including: those related to the commercialization of Xywav for the treatment of IH in adults and adoption in that indication; competition from the introduction of AG versions of high-sodium oxybate and branded products, such as Alkermes' once-nightly dose, high-sodium oxybate branded product Lumryz (acquired through its acquisition of Avadel), for treatment of cataplexy and/or EDS in adults with narcolepsy in the U.S. market, as well as potential future competition from generic versions of high-sodium oxybate, including a generic version of high-sodium oxybate from Amneal approved in September 2025, from Ascent approved in November 2025, and from other competitors; increased pricing pressure from, changes in policies by, or restrictions on reimbursement imposed by, third party payors, including our ability to maintain adequate coverage and reimbursement for Xywav; increased rebates required to maintain access to our products; challenges to our intellectual property around Xyrem and/or Xywav, including from pending intellectual property litigation; and continued acceptance of Xywav by physicians and patients. For a discussion of risks associated with maintaining the AG royalty revenue from the Hikma AG, see the risk factor below titled "*The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products.*" We have seen a negative impact and expect to see a further negative impact on our oxybate revenues as a result of AG products and Alkermes' Lumryz and any generic products and new branded products that may compete with our oxybate products. A substantial decline in oxybate revenues could cause us to reduce our operating expenses or seek to raise additional funds and would have a material adverse effect on our business, financial condition, results of operations and growth prospects, including on our ability to acquire, in-license or develop new products to grow our business.

The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products.

New treatment options for cataplexy and EDS in narcolepsy have been commercially launched and, in the future, other products may be launched that are competitive with, or disrupt the market for, our oxybate products, Xywav and Xyrem.

Ten companies have sent us notices that they had filed ANDAs seeking approval to market a generic version of Xyrem. We filed patent lawsuits against all ten companies and have settled with all ten of the companies. To date, FDA has approved or tentatively approved four of these ANDAs, and we believe that it is likely that FDA will approve or tentatively approve some or all of the others. Pursuant to our patent litigation settlement with the first filer, Hikma launched its AG version of high-sodium oxybate in the U.S. beginning on January 1, 2023. Accordingly, beginning in January 2023, Xywav and Xyrem face competition from an AG version of high-sodium oxybate. We also granted Hikma a license to launch its own generic high-sodium oxybate product but, if it elects to launch its own generic product, Hikma will no longer have the right to sell the Hikma AG product. In our settlements with Amneal, Lupin, and Par, we granted each party the right to sell a limited volume of an AG product in the U.S. beginning on July 1, 2023 and ending on December 31, 2025, with royalties to be paid to us. Amneal launched its AG version of high-sodium oxybate in July 2023. Amneal had rights to sell a low-single-digit percentage of historical Xyrem sales over each 6-month sales period. Lupin and Par never elected to launch an AG product. AG products are distributed through the same REMS as Xywav and Xyrem. We also granted each of Amneal, Lupin and Par a license to launch its own generic high-sodium oxybate product under its ANDA on or after December 31, 2025, or earlier under certain circumstances, including the circumstance where Hikma elects to launch its own generic product. In September 2025, Amneal received FDA approval for a generic version of high-sodium oxybate. In addition, in November 2025, Ascent received FDA approval for a generic version of high-sodium oxybate. As of December 31, 2025, Amneal's rights to sell its AG version of high-sodium oxybate terminated. In our settlements with each of six other ANDA filers, we granted each a license to launch its own generic high-sodium oxybate product under its ANDA on or after December 31, 2025, or earlier under certain circumstances, including circumstances where Hikma launches its own generic high-sodium oxybate product. It is possible that additional companies may file ANDAs seeking to market a generic version of Xyrem which could lead to additional patent litigation or challenges with respect to Xyrem and/or additional competition for our oxybate products.

Any ANDA holder launching an AG product or another generic high-sodium oxybate product will independently establish the price of the AG product and/or its own generic high-sodium oxybate product and determine the types of discounts or rebates they will offer parties that purchase or pay for the product. Generic competition often results in decreases in the net



prices at which branded products can be sold. A component of drug pricing is the manufacturer's list price for a drug to wholesalers or direct purchasers in the U.S. (without discounts, rebates or other reductions) referred to as the WAC. In this regard, Hikma and Amneal launched their AG products in 2023 at a WAC that was less than 15% lower than the WAC for Xyrem. After any introduction of a generic product, whether or not it is an AG product, a significant percentage of the prescriptions written for Xyrem have been, and will likely continue to be, filled with the generic product. Certain U.S. state laws allow for, and in some instances in the absence of specific instructions from the prescribing physician mandate, the dispensing of generic products rather than branded products when a generic version is available. This has resulted in reduced sales of, and revenue from, Xyrem. We continue to receive royalties and other revenue based on sales of AG products in accordance with the terms of our settlement agreements.

Other companies may develop sodium oxybate products for the treatment of narcolepsy, using an alternative formulation or a different delivery technology, and seek approval in the U.S. using an NDA approval pathway under Section 505(b)(2) and referencing the safety and efficacy data for Xyrem. For example, we face competition from branded products for treatment of cataplexy and/or EDS in narcolepsy, such as Alkermes' Lumryz (acquired through its acquisition of Avadel). On May 1, 2023, Avadel announced that it had received FDA approval and ODE through May 1, 2030 for Lumryz, a fixed-dose, high-sodium oxybate which uses its proprietary technology for the treatment of EDS and cataplexy in patients with narcolepsy. On September 3, 2025, Avadel announced plans to develop and commercialize with XWPharma Ltd. a no salt, once nightly valiloxybate product for the treatment of narcolepsy and IH. Xyrem and Xywav also face increased competition from other branded entrants to treat EDS in narcolepsy such as Wakix and Sunosi, which we sold to Axsome in 2022. Other companies have announced that they have product candidates in various phases of development to treat the symptoms of narcolepsy, such as Axsome's reboxetine, and various companies are performing R&D on orexin 2 receptor agonists for the treatment of sleep disorders, including narcolepsy and IH, which companies include Takeda, Merck & Co., Inc., Eisai Co., Ltd., Centessa Pharmaceuticals plc and Alkermes. In this regard, Alkermes acquired Avadel in February 2026, the strategic rationale for which Alkermes has stated includes the combined companies supporting a broad development strategy for Alkermes' portfolio of orexin 2 receptor agonists and supporting the advancement of clinical studies to support potential label expansion opportunities for Lumryz.

We expect that Xywav for the treatment of both cataplexy and EDS in patients with narcolepsy will continue to face competition from generic or AG high-sodium oxybate products or branded entrants in narcolepsy, such as Alkermes' Lumryz, notwithstanding FDA recognizing ODE for Xywav. For example, we received notices in June 2021, February 2023 and July 2025 that Lupin, Teva and Granules, respectively, filed ANDAs for generic versions of Xywav. On October 13, 2023, Lupin announced that it has received tentative approval for its application to market a generic version of Xywav. In addition, in July 2025, we received notice from Granules that it has filed with FDA an ANDA for a generic version of Xywav. Furthermore, in January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA for generic versions of Xyrem and Xywav. We have filed patent infringement suits against these ANDA filers. For additional information see "*Xywav Patent Litigation*" and "*Tris Pharma Patent Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. Additional companies may file ANDAs seeking to market a generic version of Xywav which could lead to additional patent litigation or challenges with respect to Xywav and/or additional competition.

Moreover, generic or AG high-sodium oxybate products or branded high-sodium oxybate entrants in narcolepsy, such as Alkermes' Lumryz, as well as non-oxybate products intended for the treatment of EDS or cataplexy in narcolepsy or IH including new market entrants, even if not directly competitive with Xywav or Xyrem, have and may continue to have the effect of changing treatment regimens and payor or formulary coverage of Xywav or Xyrem in favor of other products, and indirectly adversely affect sales of Xywav and Xyrem. Examples of such new market entrants of non-oxybate products include Wakix, a drug that was approved by FDA in 2019 for the treatment of EDS in adult patients with narcolepsy and approved by FDA in 2020 for an adult cataplexy indication in the U.S. Wakix has also been approved and marketed in Europe to treat adult patients with narcolepsy, with or without cataplexy, and to treat EDS in obstructive sleep apnea. Harmony Biosciences announced a phase 3 study for pitolisant for IH after receiving a refusal to file from FDA in February 2025. In addition, Alkermes acquired Avadel in February 2026, which may strengthen both companies and we may experience increased competition from the combined company. We are also aware that prescribers often prescribe branded or generic medications for cataplexy and IH, before or instead of prescribing oxybate therapy including Xywav and Xyrem, and that payors often require patients to try such medications before they will cover Xywav or Xyrem, even if they are not approved for this use. Examples of such products are described in "Business—Competition" in Part I, Item 1 of this Annual Report on Form 10-K.

We expect that the approval and launch of AG products or other generic versions of Xyrem or Xywav and the approval and launch of any other sodium oxybate product, such as Alkermes' Lumryz, or alternative product that treats narcolepsy will continue to have a negative impact on, and could have a material adverse effect on, our sales of Xywav and Xyrem and on our business, financial condition, results of operations and growth prospects.



The distribution and sale of our oxybate products are subject to significant regulatory restrictions, including the requirements of a REMS and safety reporting requirements, and these regulatory and safety requirements subject us to risks and uncertainties, any of which could negatively impact sales of Xywav and Xyrem.

The API of Xywav and Xyrem is a form of GHB, a central nervous system depressant known to be associated with facilitating sexual assault as well as with respiratory depression and other serious side effects. As a result, FDA requires that we maintain a REMS with ETASU for Xywav and Xyrem to help ensure that the benefits of the drug in the treatment of cataplexy and EDS in narcolepsy outweigh the serious risks of the drug. The REMS imposes extensive controls and restrictions on the sales and marketing of Xywav and Xyrem that we are responsible for implementing. Any failure to demonstrate our substantial compliance with our REMS obligations, or a determination by FDA that the REMS is not meeting its goals, could result in enforcement action by FDA, lead to changes in our REMS obligations, negatively affect sales of Xywav or Xyrem, result in additional costs and expenses for us and/or require us to invest a significant amount of resources, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

FDA continues to evaluate the Xywav and Xyrem REMS on an ongoing basis and has required, and may in the future require, modifications to the Xywav and Xyrem REMS. In 2023, FDA requested certain modifications to the Xywav and Xyrem REMS, which FDA approved in January 2024 as part of additional modifications to the REMS that we requested. We cannot predict whether FDA will request, seek to require or ultimately require additional modifications to, or impose additional requirements on, the Xywav and Xyrem REMS, including in connection with the submission of new oxybate products or indications, the introduction of AGs, or to accommodate generics, or whether FDA will approve modifications to the Xywav and Xyrem REMS that we consider warranted. Any modifications approved, required or rejected by FDA could change the safety profile of Xywav or Xyrem, and have a significant negative impact in terms of product liability, public acceptance of Xywav or Xyrem as a treatment for cataplexy and EDS in narcolepsy or Xywav as a treatment for IH, and prescribers' willingness to prescribe, and patients' willingness to take, Xywav or Xyrem, any of which could have a material adverse effect on our business. Modifications approved, required or rejected by FDA could also make it more difficult or expensive for us to distribute Xywav or Xyrem, make distribution easier for oxybate competitors, disrupt continuity of care for Xywav or Xyrem patients and/or negatively affect sales of Xywav or Xyrem.

We depend on outside vendors, including ESSDS, the central certified pharmacy, to distribute Xywav and Xyrem in the U.S., provide patient support services and implement the requirements of the Xywav and Xyrem REMS. If the central pharmacy fails to meet the requirements of the Xywav and Xyrem REMS applicable to the central pharmacy or otherwise does not fulfill its contractual obligations to us, moves to terminate our agreement, refuses or fails to adequately serve patients, or fails to promptly and adequately address operational challenges or challenges in implementing REMS modifications, the fulfillment of Xywav or Xyrem prescriptions and our sales would be adversely affected. If we change to a new central pharmacy, new contracts might be required with government payors and other insurers who pay for Xywav or Xyrem, and the terms of any new contracts could be less favorable to us than current agreements. In addition, any new central pharmacy would need to be registered with the DEA, and certified under the REMS and would also need to implement the particular processes, procedures and activities necessary to distribute under the Xywav and Xyrem REMS. Transitioning to a new pharmacy could result in product shortages, which would negatively affect sales of Xywav and Xyrem, result in additional costs and expenses for us and/or take a significant amount of time, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

In its approval of Hikma's ANDA, FDA waived the requirement of a single shared REMS with the Xywav and Xyrem REMS, approving Hikma's ANDA with a generic high-sodium oxybate REMS separate from the Xywav and Xyrem REMS, except for the requirement that the high-sodium oxybate REMS program pharmacies contact the Xywav and Xyrem REMS by phone to verify and report certain information. The generic high-sodium oxybate REMS was approved with the condition that it be open to all future sponsors of ANDAs or NDAs for high-sodium oxybate products. In its approval of Avadel's high-sodium oxybate product, FDA also approved a separate REMS for that product, also with a requirement that the pharmacies in the Avadel (now Alkermes) -sponsored REMS contact the Xywav and Xyrem REMS to verify and report certain information. Administration of multiple sodium oxybate REMS systems could increase the risks associated with oxybate distribution, could make it more difficult or expensive for us to distribute Xywav and Xyrem and disrupt patient access to Xywav or Xyrem. Because patients, consumers and others may not differentiate other high-sodium oxybate products from our sodium oxybate products or differentiate between the different REMS programs, any negative outcomes, including risks to the public, caused by or otherwise related to a separate high-sodium oxybate REMS, could have a significant negative impact in terms of product liability, our reputation and goodwill, public acceptance of Xywav or Xyrem as a treatment for cataplexy and EDS in narcolepsy or Xywav for the treatment of IH, and prescribers' willingness to prescribe, and patients' willingness to take, Xywav or Xyrem, any of which could have a material adverse effect on our business.

We may face pressure to further modify the Xywav and Xyrem REMS, including sharing data, which may be proprietary, required for the safe distribution of sodium oxybate, in connection with FDA's approval of the generic sodium oxybate REMS or another oxybate REMS that has been approved or may be submitted or approved in the future. We cannot predict the



outcome or impact on our business of any future action that we may take with respect to FDA's waiver of the single shared system REMS requirement, its approval and tentative approval of generic versions of sodium oxybate or the consequences of distribution of sodium oxybate through the generic sodium oxybate REMS approved by FDA or another separate REMS.

REMS programs have increasingly drawn public scrutiny from the U.S. Congress, the FTC, the USPTO, and FDA, with allegations that such programs are used as a means of improperly blocking or delaying competition. In December 2019, as part of the Further Consolidated Appropriations Act of 2020, U.S. Congress passed legislation known as the CREATES. CREATES is intended to prevent companies from using REMS and other restricted distribution programs as a means to deny potential competitors access to product samples that are reasonably necessary to conduct testing in support of an application that references a listed drug or biologic, and provides such potential competitors a potential private right of action if the innovator fails to timely provide samples upon request. CREATES also grants FDA additional authority regarding generic products with REMS. A further example of continued interest in REMS oversight came from the USPTO in collaboration with FDA in November 2022, when they published an RFC in the Federal Register that asked, "What policy considerations or concerns should the USPTO and FDA explore in relation to the patenting of REMS associated with certain FDA-approved products?" The comments for this RFC closed on February 6, 2023.

It is possible that the FTC, FDA or other governmental authorities could claim that, or launch an investigation into whether, we are using our REMS programs in an anticompetitive manner or have engaged in other anticompetitive practices, whether under CREATES or otherwise. The Federal Food, Drug and Cosmetic Act further states that a REMS ETASU shall not be used by an NDA holder to block or delay generic drugs or drugs covered by an application under Section 505(b)(2) from entering the market. In its 2015 letter approving the Xyrem REMS, FDA expressed concern that we were aware that the Xyrem REMS is blocking competition. From June 2020 to May 2022, we were served with a number of lawsuits that included allegations that we had used the Xyrem REMS to delay approval of generic high-sodium oxybate. In December 2020, these cases were centralized and transferred to the U.S. District Court for the Northern District of California, where the multidistrict litigation will proceed for the purpose of discovery and pre-trial proceedings. As of October 2025, we have resolved the entirety of the Xyrem Antitrust Litigation. For additional information on these lawsuits, as well as a class settlement agreement with respect thereto, see "*Xyrem Antitrust Litigation*" (and for other litigation and settlement involving our listing of our REMS patent in the Orange Book), see "*Avadel Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. It is possible that additional lawsuits will be filed against us making similar or related allegations or that governmental authorities could commence an investigation. We cannot predict the outcome of any potential additional lawsuits; however, if the plaintiffs were to be successful in their claims, they may be entitled to injunctive relief or we may be required to pay significant monetary damages, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Pharmaceutical companies, including their agents and employees, are required to monitor adverse events occurring during the use of their products and report them to FDA. The patient counseling and monitoring requirements of the Xywav and Xyrem REMS provide more extensive information about adverse events experienced by patients taking Xywav and Xyrem, including deaths, than is generally available for other products that are not subject to similar REMS requirements. As required by FDA and other regulatory agencies, the adverse event information that we collect for Xywav and Xyrem is regularly reported to FDA and could result in FDA requiring changes to Xywav and/or Xyrem labeling, including additional warnings or additional boxed warnings, or requiring us to take other actions that could have an adverse effect on patient and prescriber acceptance of Xywav and Xyrem. As required by FDA, Xywav's and Xyrem's current labeling includes a boxed warning regarding the risk of central nervous system depression and misuse and abuse.

Any failure to demonstrate our substantial compliance with the REMS or any other applicable regulatory requirements to the satisfaction of FDA or another regulatory authority could result in such regulatory authorities taking actions in the future which could have a material adverse effect on oxybate product sales and therefore on our business, financial condition, results of operations and growth prospects.

Our inability to maintain or increase sales of Epidiolex/Epidyolex would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our ability to maintain or increase sales of Epidiolex/Epidyolex (cannabidiol) is subject to many risks. There are many factors that could cause the commercialization of Epidiolex to be unsuccessful, including a number of factors that are outside our control. The commercial success of Epidiolex depends on the extent to which patients and physicians accept and adopt Epidiolex as a treatment for seizures associated with LGS, DS and TSC. Physicians may not prescribe Epidiolex and patients may be unwilling to use Epidiolex if coverage is not provided or reimbursement is inadequate to cover a significant portion of the cost. Additionally, any negative development for Epidiolex in the market, in clinical development for additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of Epidiolex. In the future, we expect Epidiolex to face competition from generic cannabinoids. We have settled patent litigation with each of the ten companies seeking to market a generic version of Epidiolex in the U.S. by granting each of the Epidiolex ANDA Filers a license to manufacture, market, and sell its own generic version of Epidiolex beginning in the very late 2030s, or earlier under certain circumstances, including but not limited to the launch of another generic Epidiolex product or a final decision that all unexpired claims of the Epidiolex patents are not infringed, or are invalid and/or unenforceable. However, these settlements do not prevent other third parties from filing additional ANDAs seeking to market a generic version of Epidiolex in the future. Any such filings could result in additional patent litigation or challenges with respect to Epidiolex and could require substantial financial resources. An adverse outcome in any such litigation, or the entry into additional settlement agreements, could result in the approval and commercialization of generic versions of Epidiolex earlier than anticipated and may have a material adverse effect on our businesses, financial condition, results of operations and growth prospects.

While we expect Xywav and Epidiolex/Epidyolex to remain our largest products, our success also depends on our ability to effectively commercialize our other existing products and potential future products.

In addition to Xywav, Epidiolex/Epidyolex and our other neuroscience products and product candidates, we are commercializing a portfolio of products, including our other lead marketed products, Ziihera, Modeyso, Zepzelca and Rylaze. An inability to effectively commercialize our other lead marketed products and to maximize their potential where possible through successful R&D activities could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our ability to realize the anticipated benefits from our investment in Zepzelca is subject to a number of risks and uncertainties, including: our ability to successfully commercialize Zepzelca in the U.S. and Canada; adequate supply of Zepzelca to meet demand; availability of favorable treatment pathway designations pricing and adequate coverage and reimbursement; the potential for negative trial data read-outs in ongoing or future Zepzelca clinical trials; our and PharmaMar's, ability to maintain accelerated approval or successfully complete a confirmatory study of Zepzelca; competition from Amgen Inc.'s tarlatamab, a product approved for the treatment of extensive-stage metastatic SCLC in May 2024; and patients' access to lung cancer screening, diagnosis and treatment. In July and August 2024, we received notices from Zepzelca ANDA filers. On September 11, 2024, we and PharmaMar filed a patent infringement suit against the Zepzelca ANDA Filers in the U.S. District Court for the District of New Jersey. For additional information see "*Zepzelca Patent Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. Additional companies may file ANDAs seeking to market a generic version of Zepzelca which could lead to additional patent litigation or challenges with respect to Zepzelca.

Our ability to realize the anticipated benefits from our investments in Rylaze is subject to a number of uncertainties, including our ability to successfully commercialize Rylaze including creating awareness among health care professionals and ensuring that patients with ALL or LBL will be given the appropriate course of therapy and dosing regimen based on the currently approved label. Our ability to realize the anticipated benefits from our investments in Ziihera is subject to a number of uncertainties, including our ability to successfully commercialize Ziihera in BTC and clinically develop potential future indications in HER2+ solid tumors, including in GEA and our ability to successfully complete regulatory activities and approvals for Ziihera in other indications.

We face substantial competition from other companies, including companies with larger sales organizations and more experience working with large and diverse product portfolios, and competition from generic drugs.

Our products compete, and our product candidates may in the future compete, with currently existing therapies, including other branded products, AG and other generic products, product candidates currently under development by us and others and/or future product candidates, including new molecular and chemical entities that may be safer or more effective or more convenient than our products. Any products that we develop may be commercialized in competitive markets, and our competitors, which include large global pharmaceutical companies and small research-based companies and institutions, may succeed in developing products that render our products obsolete or noncompetitive. Many of our competitors, particularly large pharmaceutical and life sciences companies, have substantially greater financial, operational and human resources than we do. Smaller or earlier stage companies may also prove to be significant competitors, particularly through focused development programs and collaborative arrangements with large, established companies. In addition, many of our competitors deploy more personnel to market and sell their products than we do, and we compete with other companies to recruit, hire, train and retain pharmaceutical sales and marketing personnel. If our sales force and sales support organization are not appropriately resourced and sized to adequately promote our products, the commercial potential of our current and any future products may be diminished. In any event, the commercial potential of our current products and any future products may be reduced or eliminated if our competitors develop or acquire and commercialize generic or branded products that are safer or more effective, are more convenient or are less expensive than our products. If we are unable to compete successfully, our commercial opportunities will be reduced and our business, results of operations and financial conditions may be materially harmed.

For a description of the competition that our lead marketed products and most advanced product candidates face or may face, see the discussion in "Business—Competition" in Part I, Item 1 of this Annual Report on Form 10-K and the risk factor



under the heading "*The introduction of new products in the U.S. market that compete with, or otherwise disrupt the market for, our oxybate products has adversely affected and may continue to adversely affect sales of our oxybate products*" in this Part I, Item 1A.

Recent executive and judicial changes and flux in the regulatory landscape creates uncertainty for us and our industry.

The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, FDA, CMS and related agencies. These actions, primarily directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, on September 30, 2025, the current administration announced the first several agreements with major pharmaceutical companies that requires drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues, in exchange for tariff relief. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing MFN pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the MAHA Commission's Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on U.S. Congress to enact "The Great Healthcare Plan," to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on PBM payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers' global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court's Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Finally, U.S. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA as well as PBMs. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

Adequate coverage and reimbursement from third party payors may not be available for our products and we may be unable to successfully contract for coverage from PBMs and other organizations; conversely, to secure coverage from these organizations, we may be required to pay rebates or other discounts or other restrictions to reimbursement, either of which could diminish our sales or adversely affect our ability to sell our products profitably.

In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends in significant part on adequate financial coverage and reimbursement from third party payors, including governmental payors (such as the Medicare and Medicaid programs in the U.S.), managed care organizations and private health insurers. Without third party payor reimbursement, patients may not be able to obtain or afford prescribed medications. In addition, reimbursement guidelines and incentives provided to prescribing physicians by third party payors may have a significant impact on the prescribing physicians' willingness and ability to prescribe our products. The demand for, and the profitability of, our products could be materially harmed if state Medicaid programs, the Medicare program, other healthcare programs in the U.S. or elsewhere, or third party commercial payors in the U.S. or elsewhere, deny reimbursement for our products, limit the indications for which our products will be reimbursed, or provide reimbursement only on unfavorable terms.

As part of the overall trend toward cost containment, third party payors often require prior authorization for, and require reauthorization for continuation of, prescription products or alternatively impose step edits, which require prior use of another medication, usually a generic or preferred brand, prior to approving coverage for a new or more expensive product. Such restrictive conditions for reimbursement and an increase in reimbursement-related activities can extend the time required to fill prescriptions and may discourage patients from seeking treatment. We cannot predict actions that third party payors may take, or whether they will limit the access and level of reimbursement for our products or refuse to provide any approvals or coverage. From time to time, third party payors have refused to provide reimbursement for our products, and others may do so in the future.

Third party payors increasingly examine the cost-effectiveness of pharmaceutical products, in addition to their safety and efficacy, when making coverage and reimbursement decisions. We may need to conduct expensive pharmacoeconomic and/or clinical studies in order to demonstrate the cost-effectiveness of our products. If our competitors offer their products at prices that provide purportedly lower treatment costs than our products, or otherwise suggest that their products are safer, more effective or more cost-effective than our products, this may result in a greater level of access for their products relative to our products, which would reduce our sales and harm our results of operations. In some cases, for example, third party payors try to encourage the use of less expensive generic products through their prescription benefit coverage and reimbursement and co-pay policies. Because some of our products compete in a market with both branded and generic products, obtaining and maintaining access and reimbursement coverage for our products may be more challenging than for products that are new chemical entities for which no therapeutic alternatives exist.

Third party PBMs, other similar organizations and payors can limit coverage to specific products on an approved list, or formulary, which might: not include all of the approved products for a particular indication; exclude drugs from their formularies in favor of competitor drugs or alternative treatments; place drugs on formulary tiers with higher patient co-pay obligations; and/or mandate stricter utilization criteria. Formulary exclusion effectively encourages patients and providers to seek alternative treatments, make a complex and time-intensive request for medical exemptions, or pay 100% of the cost of a drug. In addition, in many instances, certain PBMs, other similar organizations and third party payors may exert negotiating leverage by requiring incremental rebates, discounts or other concessions from manufacturers in order to maintain formulary positions, which could continue to result in higher gross to net deductions for affected products. The market for PBM services has become highly concentrated and vertically integrated, giving these entities further leverage in negotiating rebates, discounts or other concessions. In this regard, we have entered into agreements with PBMs and payor accounts to provide rebates to those entities related to formulary coverage for our products, but we cannot guarantee that we will be able to agree to coverage terms with other PBMs and other third party payors. Payors could decide to exclude our products from formulary coverage lists, impose step edits that require patients to try alternative, including generic, treatments before authorizing payment for our products, limit the types of diagnoses for which coverage will be provided or impose a moratorium on coverage for products while the payor makes a coverage decision. An inability to maintain adequate formulary positions could increase patient cost-sharing for our products and cause some patients to determine not to use our products. Any delays or unforeseen difficulties in reimbursement approvals could limit patient access, depress therapy adherence rates, and adversely impact our ability to successfully commercialize our products. In addition, PBMs and other third-party payors could implement alternative funding programs that could have an impact on our product revenue. If we are unsuccessful in maintaining broad coverage for our products, our anticipated revenue from and growth prospects for our products could be negatively affected.

In many countries outside the U.S., procedures to obtain price approvals, coverage and reimbursement can take considerable time after the receipt of marketing authorization. Many European countries periodically review their reimbursement of medicinal products, which could have an adverse impact on reimbursement status or financial conditions. In addition, we expect that legislators, policymakers and healthcare insurance funds in the EU member states will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through cross border trade to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU member states, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU member states, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of other individual EU member states. In January 2025, the HTA Regulation 2021/2282 entered into application. This regulation aims to harmonize the clinical benefit assessment of health technologies across the EU by creating a framework of rules, procedures and methodologies for conducting Joint Clinical Assessments at the EU level. Under this regulation, EU member states must use common HTA tools, methodologies, and procedures across the EU. However, individual member states remain responsible for determining the overall value of a new health technology within their respective healthcare systems, as well as making pricing and reimbursement decisions. If we are unable to maintain favorable pricing and reimbursement status in EU member states that represent significant markets for us, our anticipated revenue from and growth prospects for our products in the EU could be negatively affected.

The pricing of pharmaceutical products has come under increasing scrutiny as part of a global trend toward healthcare cost containment and resulting changes in healthcare law and policy, including changes to Medicare, may impact our business in ways that we cannot currently predict, which could have a material adverse effect on our business and financial condition.

Political, economic and regulatory influences are subjecting the healthcare industry in the U.S. to fundamental changes, particularly given the current atmosphere of mounting criticism of prescription drug costs in the U.S. We expect there will continue to be legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably, as governmental oversight and scrutiny of biopharmaceutical companies is increasing. For example, we anticipate that U.S. Congress, state legislatures, and federal and state regulators may adopt or accelerate adoption of new healthcare policies and reforms intended to curb healthcare costs, such as federal and state controls on reimbursement for drugs (including under Medicare, Medicaid and commercial health plans), new or increased requirements to pay prescription drug rebates and penalties to government health care programs, and additional pharmaceutical cost transparency policies that aim to require drug companies to justify their prices through required disclosures. In addition, policymakers and federal agencies, including the Center for Medicare & Medicaid Innovation, are advancing new drug pricing models to implement MFN

Jazz Pharmaceuticals.

reference pricing, which has been a focus of the Trump Administration's health policy agenda. These initiatives, if finalized and implemented, could reduce the net prices for certain products, exert downward pricing pressure, and adversely affect our revenues and profitability. This includes efforts by individual states in the U.S. to pass legislation and implement regulations designed to control pharmaceutical and biological product pricing, including by establishing Prescription Drug Affordability Boards (or similar entities) to review high-cost drugs and, in some cases, set upper payment limits and implementing marketing cost disclosure and transparency measures. Further, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least 7 years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. In addition, under the Medicaid Drug Rebate Program, rebates owed by manufacturers are no longer subject to a cap on the rebate amount effective January 1, 2024, which may adversely affect our rebate liability. The foregoing may negatively impact our overall rebate and discount liability, which would have a negative adverse effect on our revenues.

On July 4, 2025, President Trump signed into law the OBBBA, which includes significant changes to Medicaid, Medicare, and the ACA. These reforms are anticipated to decrease federal health care spending by approximately $1 trillion by significantly reducing Medicaid spending and enrollment, making changes to the Medicare program, and altering ACA marketplace enrollment provisions. Such decreases to federal health care spending and loss of health care coverage could reduce access to, and reimbursement for, our products, which could have a negative adverse effect on our revenues.

Legislative and regulatory proposals that have recently been considered include, among other things, proposals to limit the terms of patent litigation settlements with generic sponsors, to define certain conduct around patenting and new product development as unfair competition, to address the scope of orphan drug exclusivity and to facilitate the importation of drugs into the U.S. from other countries.

MFN pricing models have remained an area of significant interest to the Trump Administration. On July 31, 2025, President Trump issued letters to 17 pharmaceutical companies reiterating the requirements of the May 12, 2025 executive order and demanding that such companies extend MFN pricing to Medicaid patients, guarantee MFN pricing for newly-launched drug products, return increased revenues abroad to American patients and provide for direct purchasing at MFN pricing. The letters also urged these companies to stipulate that they will not offer other developed nations better prices for new drugs than the prices offered for such products in the U.S. The letters called for engagement with FDA and CMS within 60 days to implement these changes and threatened to use "every tool in our arsenal" to address what the letter characterized as "abusive drug pricing practices". Further, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. As of January 2026, 16 of the 17 pharmaceutical companies that received the July 2025 letters from President Trump have signed agreements with the Trump Administration.

On November 6, 2025, CMS announced the GENErating cost Reductions for U.S. Medicaid (GENEROUS) Model, a model under which participating manufacturers may voluntarily offer MFN pricing to state Medicaid programs for covered outpatient drugs. On December 19, 2025, CMS issued proposed rules to establish the Global Benchmark for Efficient Drug Pricing (GLOBE) Model and the Guarding U.S. Medicare Against Rising Drug Costs (GUARD) Model, two mandatory MFN pricing models impacting Part B drugs and Part D drugs in select geographic areas, respectively. Under the proposed rules, a manufacturer would owe rebates to Medicare if prices for their drugs exceeded the prices paid by other economically comparable reference countries, with an initial list of 19 reference countries included in the proposed rule.

Legislative and regulatory proposals to reform the regulation of the pharmaceutical industry and reimbursement for pharmaceutical drugs are continually changing, and all such considerations may adversely affect our business and industry in ways that we cannot accurately predict.

There is also ongoing activity related to health care coverage. The ACA substantially changed the way healthcare is financed by both governmental and private insurers. These changes impacted previously existing government healthcare programs and have resulted in the development of new programs, including Medicare payment-for-performance initiatives. Further, federal and state policy makers have taken and may continue to try to take steps regarding health care coverage beyond the ACA, which could have ramifications for the pharmaceutical industry. Additional legislative changes, regulatory changes, or guidance could be adopted, which may impact the marketing approvals and reimbursement for our products and product candidates. For example, there has been increasing legislative, regulatory, and enforcement interest in the U.S. with respect to drug pricing practices. There have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation and regulatory initiatives designed to, among other things, bring more transparency to product pricing, evaluate the relationship between pricing and manufacturer patient programs, and reform government healthcare program reimbursement methodologies for drug products beyond the changes enacted by the IRA.

If new healthcare policies or reforms intended to curb healthcare costs are adopted or if we experience negative publicity with respect to pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for our products may be affected, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted. We have periodically increased the price of our products, including Xywav and Xyrem most recently in January 2026, and there is no guarantee that we will not make similar price adjustments to our products in the future or that price adjustments we have taken or may take in the future will not negatively affect our sales volumes and revenues. There is no guarantee that such price adjustments will not negatively affect our reputation and our ability to secure and maintain reimbursement coverage for our products, which could limit the prices that we charge for our products, limit the commercial opportunities for our products and/or negatively impact revenues from sales of our products.

Government investigations or U.S. Congressional oversight with respect to drug pricing or our other business practices could cause us to incur significant expense and could distract us from the operation of our business and execution of our strategy. Any such investigation or hearing could also result in reduced market acceptance and demand for our products, could harm our reputation and our ability to market our products in the future, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For more information, see the risk factor under the heading "*We are subject to significant ongoing regulatory obligations and oversight, which may subject us to civil or criminal proceedings, investigations, or penalties and may result in significant additional expense and limit our ability to commercialize our products*" in Part I, Item 1A of this Annual Report on Form 10-K.

We expect that legislators, policymakers and healthcare insurance funds in Europe and other international markets will continue to propose and implement cost-containing measures to keep healthcare costs down. These measures could include limitations on the prices we will be able to charge for our products or the level of reimbursement available for these products from governmental authorities or third party payors as well as clawbacks and revenue caps. For example, in the U.K., the Voluntary Pricing Access and Growth scheme on NHS spending on branded medicines agreed between the U.K. government and industry for 2019 to 2023 has remained unaltered despite higher than expected growth in NHS use of branded medicines, resulting in significant increases to the industry level revenue clawback rate payable on sales of branded medicines to the NHS. In the EU, a trend in some EU member states is for reimbursement price of medicinal products to be assessed against the relative price and cost of treatment of existing standard of care and competitor products, which may hinder the inclusion of newer innovative products in reimbursement lists. In December 2025, the European Parliament and the Council of the EU reached a provisional agreement on the comprehensive revision of the existing EU general pharmaceutical legislation. This new legislation includes increased transparency on R&D costs or public contributions to these costs with a view to strengthen the negotiating position of national competent authorities of the EU member states responsible for pricing and reimbursement, as well as reinforced cooperation with these authorities on pricing and reimbursement matters. The provisional agreement is still subject to the formal approval by the European Parliament and the Council of the EU and subsequent publication in the Official Journal of the EU. Further, an increasing number of European and other foreign countries use prices for medicinal products established in other countries as "reference prices" to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

In addition to access, coverage and reimbursement, the commercial success of our products depends upon their market acceptance by physicians, patients, third party payors and the medical community.

If physicians do not prescribe our products, we cannot generate the revenues we anticipate from product sales. Market acceptance of each of our products by physicians, patients, third party payors and the medical community depends on:

- the clinical indications for which a product is approved and any restrictions placed upon the product in connection with its approval, such as a REMS or equivalent obligation imposed in a European or other foreign country, patient registry requirements or labeling restrictions;

- the prevalence of the disease or condition for which the product is approved and its diagnosis;

- the efficacy of the product in regular use;

- the severity of side effects and other risks in relation to the benefits of our products;

- unanticipated serious adverse events;

- acceptance by physicians and patients of each product as a safe and effective treatment;

- availability of sufficient product inventory to meet demand;

- physicians' decisions relating to treatment practices based on availability of product;

- perceived clinical superiority and/or advantages over alternative treatments;

- overcoming negative publicity surrounding illicit use of



- ◦ GHB or
- ◦ CBD and marijuana products

and the view of patients, law enforcement agencies, physicians and regulators of our products as being the same or similar to illicit products;

- relative convenience and ease of administration;

- with respect to Xywav and Xyrem, physician and patient assessment of the burdens associated with obtaining or maintaining the certifications required under the Xywav and Xyrem REMS;

- the cost of treatment in relation to alternative treatments, including generic products; and

- the availability of financial or other assistance for patients who are uninsured or underinsured.

Because of our dependence upon market acceptance of our products, any adverse publicity associated with harm to patients or other adverse events resulting from the use or misuse of any of our products or any similar products distributed by other companies, including generic versions of our products, could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Delays or problems in the supply of our products for sale or for use in clinical trials, loss of our single source suppliers or failure to comply with manufacturing regulations could materially and adversely affect our business, financial condition, results of operations and growth prospects.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of process controls required to consistently produce the API and the finished product in sufficient quantities while meeting detailed product specifications on a repeated basis. We and our suppliers may encounter difficulties in production, including difficulties with the supply of manufacturing materials, production costs and yields, process controls, quality control and quality assurance, including testing of stability, impurities and impurity levels and other product specifications by validated test methods, and compliance with strictly enforced U.S. federal, state and non-U.S. regulations. In addition, we and our suppliers are subject to FDA's cGMP requirements, federal and state controlled substances obligations and equivalent rules and regulations prescribed by non-U.S. regulatory authorities. If we or any of our suppliers encounter manufacturing, quality or compliance difficulties with respect to any of our products, whether due to the ongoing military conflict in Ukraine and related sanctions imposed against Russia (including as a result of disruptions of global shipping, the transport of products, energy supply, cybersecurity incidents and banking systems as well as of our ability to control input costs) or otherwise, we may be unable to obtain or maintain regulatory approval or meet commercial demand for such products, which could adversely affect our business, financial condition, results of operations and growth prospects. In addition, we could be subject to enforcement actions by regulatory authorities for our failure to comply with cGMP requirements with respect to the products we manufacture in our facilities as well as for our failure to adequately oversee compliance with cGMP by any of our third party suppliers operating under contract. Moreover, failure to comply with applicable legal and regulatory requirements subjects us and our suppliers to possible regulatory action, including restrictions on supply or shutdown, which may adversely affect our or our supplier's ability to supply the ingredients or finished products we need.

We have a manufacturing and development facility in Athlone, Ireland where we manufacture Xywav and Xyrem, a manufacturing plant in Villa Guardia, Italy where we produce the defibrotide drug substance and a manufacturing and development facility in the U.K. at Kent Science Park, where we produce Epidiolex/Epidyolex and have capability to develop product candidates. We currently do not have our own commercial manufacturing or packaging capability for our other products, their APIs or product candidates outside of those developed at Kent Science Park. As a result, our ability to develop and supply products in a timely and competitive manner depends primarily on third party suppliers being able to meet our ongoing commercial and clinical trial needs for API, other raw materials, packaging materials and finished products.

In part due to the limited market size for our products and product candidates, we have a single source of supply for most of our marketed products, product candidates and their APIs. Single sourcing puts us at risk of interruption in supply in the event of manufacturing, quality or compliance difficulties. If one of our suppliers fails or refuses to supply us for any reason, it would take a significant amount of time and expense to implement and execute the necessary technology transfer to, and to qualify, a new supplier. FDA and similar international or national regulatory bodies must approve manufacturers of the active and inactive pharmaceutical ingredients and certain packaging materials used in our products. If there are delays in qualifying new suppliers or facilities or a new supplier is unable to meet FDA's or similar international regulatory body's requirements for approval, there could be a shortage of the affected products for the marketplace or for use in clinical studies, or both, which could negatively impact our anticipated revenues and could potentially cause us to breach contractual obligations with customers or to violate local laws requiring us to deliver the product to those in need.

We are responsible for the manufacture and supply of Epidiolex/Epidyolex for commercial use and for use in clinical trials. The manufacturing of Epidiolex/Epidyolex necessitates compliance with GMP, and other regulatory requirements in jurisdictions internationally. Our ability to successfully manufacture Epidiolex/Epidyolex involves cultivation of botanical raw material from specific cannabinoid plants, extraction and purification processes, manufacture of finished products and labeling and packaging, which includes product information, tamper evidence and anti-counterfeit features, under tightly controlled processes and procedures. In addition, we must ensure chemical consistency among our batches, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. We have a second site at which we can grow the specific cannabis plants that produce the CBD used in Epidiolex/Epidyolex and a second site at which we can crystallize the purified CBD from the liquid plant extract. If we are unable to manufacture Epidiolex/Epidyolex in accordance with regulatory specifications, including cGMP, or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet current demand or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize Epidiolex/Epidyolex on a timely or cost-competitive basis, if at all. Our manufacturing program requires significant time and resources and may not be successful, may lead to delays, interruptions to supply or may prove to be more costly than anticipated.

Zepzelca is manufactured by Simtra, which is a sole source supplier from a single site location. If we fail to obtain a sufficient supply of Zepzelca in accordance with applicable specifications on a timely basis, our sales of Zepzelca, our future maintenance and potential growth of the market for this product, our ability to conduct ongoing and future clinical trials of Zepzelca, and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

Rylaze drug substance is manufactured by AGC Biologics A/S at its facility in Copenhagen, Denmark and the drug product is manufactured and packaged by Patheon at its facility in Greenville, North Carolina. To successfully manufacture Rylaze, the manufacturer must have an adequate master and working cell bank. If we fail to obtain a sufficient supply of Rylaze in accordance with applicable specifications on a timely basis, our sales of Rylaze, our future maintenance and potential growth of the market for this product, our competitive advantage over competing products that have supply constraints, and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

Vyxeos is manufactured by Simtra, which is a sole source supplier from a single site location. Moreover, the proprietary technology that supports the manufacture of Vyxeos is not easily transferable. Consequently, engaging an alternate manufacturer may be difficult, costly and time-consuming. If we fail to obtain a sufficient supply of Vyxeos in accordance with applicable specifications on a timely basis, our sales of Vyxeos, our future maintenance and potential growth of the market for this product, and our ability to conduct ongoing and future clinical trials of Vyxeos, could be materially adversely affected.

We currently rely on WuXi (Hong Kong), a company based in the PRC and subsidiary of WuXi, as the sole supplier of Ziihera. Accordingly, there is a risk that supplies of Ziihera may be significantly delayed by, or may become unavailable as a result of, manufacturing, equipment, process, regulatory or business-related issues affecting that company. We may also face additional manufacturing and supply-chain risks due to the regulatory and political structure of the PRC, or as a result of the international relations between the PRC and the U.S., including but not limited to potential trade restrictions, sanctions, other regulatory requirements, or proposed legislation imposed by the U.S. government, which could restrict or even prohibit our ability to work with WuXi. For example, the House of Representatives of the prior U.S. Congress (the 118th U.S. Congress) passed the BIOSECURE Act, which proposed to ban U.S. government contracts, grants, and loans from being used towards biotechnology equipment and services produced or provided by certain named Chinese biotechnology companies, including WuXi, and would authorize the U.S. government to name additional Chinese biotechnology companies of concern. The legislation did not pass the U.S. Congress in 2024, however, on December 18, 2025, the BIOSECURE Act was passed as part of the final Fiscal Year 2026 National Defense Authorization Act. Although the statutory language in the NDAA does not explicitly name WuXi, or any other companies, like the BIOSECURE Act, it bans federal procurement or funding associated with "biotechnology companies of concern" and restricting use of their equipment and services in federal contracts, grants, and loans. The implementation of the act will be phased in over a period of years, and could severely restrict the ability of companies to work with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. Although to date there has been no impact on our ability to obtain supply of Ziihera, there can be no assurance that operations would not be impacted in the future with a negative impact on Ziihera supply.

Modeyso is manufactured by Adare, which is a sole source supplier. If we fail to obtain a sufficient supply of Modeyso in accordance with applicable specifications on a timely basis, our sales of Modeyso, our future maintenance and potential growth of the market for this product, our ability to conduct ongoing and future clinical trials of Modeyso and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

In addition, in order to conduct our ongoing and any future clinical trials of, complete marketing authorization submissions for, and potentially launch our other product candidates, we also need to have sufficient quantities of product manufactured. Moreover, to obtain approval from FDA or a similar international or national regulatory body of any product candidate we or our suppliers for that product must obtain approval by the applicable regulatory body to manufacture and



supply product, in some cases based on qualification data provided to the applicable body as part of our regulatory submission. Any delay in generating, or failure to generate, data required in connection with submission of the chemistry, manufacturing and controls portions of any regulatory submission could negatively impact our ability to meet our anticipated submission dates, and therefore our anticipated timing for obtaining FDA or similar international or national regulatory body approval, or our ability to obtain regulatory approval at all. In addition, any failure of us or a supplier to obtain approval by the applicable regulatory body to manufacture and supply product or any delay in receiving, or failure to receive, adequate supplies of a product on a timely basis or in accordance with applicable specifications could negatively impact our ability to successfully launch and commercialize products and generate sales of products at the levels we expect.

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could increase our costs, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions. The U.S. and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could continue to significantly increase tariffs on a broad array of goods, including pharmaceutical and biological products.

While we are an Irish company headquartered in Dublin, Ireland, we derive the majority of our revenues from sales of our products in the U.S. We conduct business globally and our operations, including third-party suppliers, span numerous countries outside the U.S. In particular, we have a manufacturing and development facility in Athlone, Ireland where we manufacture Xywav and Xyrem, a manufacturing and development facility in Kent Science Park, U.K. where we produce Epidiolex/Epidyolex, and a manufacturing plant in Villa Guardia, Italy where we produce defibrotide drug substance. In addition, we rely on our supplier in the PRC for the manufacture of Ziihera.

The ongoing trade tensions between the U.S. and other jurisdictions have resulted in multiple rounds of tariffs and anticipated tariffs affecting pharmaceuticals and pharmaceutical ingredients, including finished drug products, manufacturing equipment, and related supplies. Such tariffs may significantly increase our costs for certain products. The Bureau of Industry and Security, U.S. Department of Commerce, has initiated an investigation to determine whether pharmaceutical ingredients, including finished drug product, manufactured outside the U.S. pose a national security risk and should be subject to additional tariffs. Should current tariffs hold or additional tariffs be imposed specifically targeting pharmaceutical imports, such tariffs will result in additional costs on our business, including costs with respect to APIs and other raw materials upon which our business depends and will generally increase our manufacturing costs. In addition, such tariffs will increase our supply chain complexity and could also potentially disrupt our existing supply chain. Moreover, other governments have imposed and may continue to impose retaliatory tariffs, trade restrictions or trade barriers on our products, which may impose additional costs and complexity on our business. In addition, the dynamic and unpredictable tariff and trade landscape creates substantial uncertainty and significant planning challenges for our operations. Changes in tariff classifications, country-of-origin requirements or customs procedures can occur with limited notice. This uncertainty complicates our long-term investment decisions regarding manufacturing facilities, supply chain optimization, and R&D locations.

While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected beginning as early as fiscal 2026, depending on the ultimate scope and duration of tariffs imposed. Additionally, it is possible that such tariffs could affect imports of APIs and other raw materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by other countries, including restricted access to APIs or other raw materials used in our products, further disrupting our supply chain and increasing our costs. Given the nature of our products, relocating the manufacturing supply in response to tariffs and other trade restrictions would be a complex, costly and time-consuming process making it difficult for us to react quickly to a rapidly changing environment. In this regard, it would take a significant amount of time and expense to implement and execute the necessary technology transfer to, and to qualify, new suppliers for our products. If there are delays in qualifying new suppliers or facilities or a new supplier is unable to meet FDA's or similar international regulatory body's requirements for approval, there could be a shortage of the affected products for the marketplace or for use in clinical studies, or both, which could negatively impact our anticipated revenues.

Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of

U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Related to Growth of Our Product Portfolio and Research and Development

We may not realize the anticipated benefits from our acquisition of Chimerix.

On April 21, 2025, we completed the acquisition of all the outstanding shares of Chimerix Common Stock. As a result of this, Chimerix became our indirect wholly owned subsidiary. The success of the acquisition will depend, in part, on our ability to realize the anticipated benefits from successfully combining our and Chimerix's operations and we plan on devoting significant management attention and resources to integrating our business practices and operations with Chimerix's so that we can fully realize the anticipated benefits of the acquisition. In addition, Modeyso, which we acquired in the acquisition, may not be successful or may require significantly greater resources and investments than originally anticipated. As a result, the anticipated benefits of the acquisition may not be realized fully within the expected timeframe or at all or may take longer to realize or cost more than expected, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our future success depends on our ability to successfully obtain and maintain regulatory approvals for our late-stage product candidates and, if approved, to successfully launch and commercialize those product candidates.

The testing, manufacturing and marketing of our products require regulatory approvals, including approval from FDA and similar bodies in Europe and other countries. If FDA, EMA, the EC or the competent authorities of the EU member states or other European countries determine that our quality, safety or efficacy data do not warrant marketing approval for a product candidate, we could be required to conduct additional clinical trials as a condition to receiving approval, which could be costly and time-consuming and could delay or preclude the approval of our application. Our inability to obtain and maintain regulatory approval for our product candidates in the U.S. and internationally and to successfully commercialize new products that are approved would prevent us from receiving a return on our investments and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Even if we receive regulatory approval of a product, regulatory authorities may impose significant labeling restrictions or requirements, including limitations on the dosing of the product, requirements around the naming or strength of a product, restrictions on indicated uses for which we may market the product, the imposition of a boxed warning or other warnings and precautions, and/or the requirement for a REMS or equivalent obligation imposed in a European or other foreign country to ensure that the benefits of the drug outweigh the risks. FDA requires a REMS and a boxed warning for Xywav and Xyrem, and similar restrictions could be imposed on other products in the future. Our receipt of approval for narrower indications than sought, restrictions on marketing through a REMS or equivalent obligation imposed in a European or other foreign country, or significant labeling restrictions or requirements in an approved label such as a boxed warning, could have a negative impact on our ability to recoup our R&D costs and to successfully commercialize that product, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Regulatory authorities may also impose post-marketing obligations as part of their approval, which may lead to additional costs and burdens associated with commercialization of the product and may pose a risk to maintaining approval of the product. We are subject to certain post-marketing requirements and commitments in connection with the approval of certain of our products, including Epidiolex/Epidyolex, Zepzelca, Rylaze, Ziihera, Modeyso, Vyxeos and Defitelio. These post-marketing requirements and commitments include satisfactorily conducting multiple post-marketing trials and safety studies. Failure to comply with these post-marketing requirements could result in withdrawal of our marketing approvals for the applicable product and/or other civil or criminal penalties. If a product is approved under accelerated approval, continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial. For example, FDA granted accelerated approval to Zepzelca for relapsed SCLC based on data from a Phase 2 trial, which approval is contingent upon verification and description of clinical benefit in a post-marketing clinical trial. In addition, FDA granted accelerated approval to Ziihera for previously treated, unresectable or metastatic HER2-positive BTC based on data from a Phase 2 trial. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. While a Phase 3 confirmatory trial is ongoing to evaluate zanidatamab in combination with standard-of-care therapy versus standard-of-care therapy alone in the first-line setting for patients with HER2-positive BTC, our inability to confirm its clinical benefit in the first-line setting for patients with HER2-positive BTC could result in the withdrawal of approval of Ziihera, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Furthermore, FDA granted accelerated approval to Modeyso for adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy based on data from a Phase 2



trial, which approval is contingent upon verification and description of clinical benefit in a post-marketing clinical trial. While the Phase 3 ACTION confirmatory trial is ongoing to evaluate Modeyso in first-line setting for patients with H3 K27M-mutant diffuse glioma, our inability to confirm its clinical benefit in the first-line setting for patients with diffuse midline glioma harboring an H3 K27M mutation could result in the withdrawal of approval of Modeyso, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In any event, if we are unable to comply with our post-marketing obligations imposed as part of the marketing approvals in the U.S., the EU, or other countries, our approval may be varied, suspended or revoked, product supply may be delayed and our sales of our products could be materially adversely affected.

Any new data relating to Epidiolex/Epidyolex, including from adverse event reports and post-marketing studies in the U.S. and Europe, and from other ongoing clinical trials, may result in changes to the product label and/or imposition of a REMS and may adversely affect sales, or result in withdrawal of Epidiolex/Epidyolex from the market. FDA, EMA and regulatory authorities in other jurisdictions may also consider the new data in reviewing Epidiolex/Epidyolex MAAs for indications beyond its currently approved uses or impose additional post-approval requirements. If any of these actions were to occur, it could result in significant expense and delay or limit our ability to generate sales of Epidiolex/Epidyolex.

If we are not successful in the clinical development of our product candidates, if we are unable to obtain regulatory approval for our product candidates in a timely manner, or at all, or if sales of an approved product do not reach the levels we expect, in each case including as a result of any executive or judicial actions as described under "—Recent executive and judicial changes and flux in the regulatory landscape creates uncertainty for us and our industry," our anticipated revenue from our product candidates would be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may not be able to successfully identify and acquire or in-license additional products or product candidates to grow our business, and, even if we are able to do so, we may otherwise fail to realize the anticipated benefits of these transactions.

In addition to continued investment in our R&D pipeline, we intend to grow our business by acquiring or in-licensing, and developing, including with collaboration partners, additional products and product candidates that we believe are highly differentiated and have significant commercial potential. However, we may be unable to identify or consummate suitable acquisition or in-licensing opportunities, and this inability could impair our ability to grow our business. Other companies, many of which may have substantially greater financial, sales and marketing resources, compete with us for these opportunities. Even if appropriate opportunities are available, we may not be able to successfully identify them, or we may not have the financial resources necessary to pursue them.

Even if we are able to successfully identify and acquire, in-license or develop additional products or product candidates, we may not be able to successfully manage the risks associated with integrating any products or product candidates into our portfolio or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing or from financial difficulties of our collaborators. Further, while we seek to mitigate risks and liabilities of potential acquisitions and in-licensing transactions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. Any failure in identifying and managing these risks, liabilities and uncertainties effectively, could have a material adverse effect on our business, results of operations and financial condition. In addition, product and product candidate acquisitions, particularly when the acquisition takes the form of a merger or other business consolidation, such as the Chimerix Acquisition has required, and any similar future transactions also will require, significant efforts and expenditures, including with respect to transition and integration activities. We may encounter unexpected difficulties, or incur substantial costs, in connection with potential acquisitions and similar transactions, which include:

- the need to incur substantial debt and/or engage in dilutive issuances of equity securities to pay for acquisitions;

- the need to comply with regulatory requirements, including in some cases clearance from the FTC;

- the potential need to secure shareholder approval of the transaction;

- the potential disruption of our historical core business;

- the strain on, and need to continue to expand, our existing operational, technical, financial and administrative infrastructure;

- the difficulties in integrating acquired products and product candidates into our portfolio;

- the difficulties in assimilating employees and corporate cultures;

- the failure to retain key managers and other personnel;

- the need to write down assets or recognize impairment charges;



- the diversion of our management's attention to integration of operations and corporate and administrative infrastructures; and

- any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.

As a result of these or other factors, products or product candidates we acquire, or obtain licenses to, may not produce the revenues, earnings or business synergies that we anticipated, may not result in regulatory approvals, and may not perform as expected.

Conducting clinical trials is costly and time-consuming, and the outcomes are uncertain. A failure to prove that our product candidates are safe and effective in clinical trials, or to generate data in clinical trials to support expansion of the therapeutic uses for our existing products, could materially and adversely affect our business, financial condition, results of operations and growth prospects.

As a condition to regulatory approval, each product candidate must undergo extensive and expensive preclinical studies and clinical trials to demonstrate that the product candidate is safe and effective. The results at any stage of the development process may lack the desired safety, efficacy or pharmacokinetic characteristics. If FDA or any equivalent non-U.S. regulatory agency determines that the safety or efficacy data included in any marketing application we submit do not warrant marketing approval for the affected product or product candidate, we may be required to conduct additional preclinical studies or clinical trials, which could be challenging to perform, costly and time-consuming. Even if we believe we have successfully completed testing, FDA or any equivalent non-U.S. regulatory agency may determine our data is not sufficiently compelling to warrant marketing approval for the indication(s) sought, if at all, and may require us to engage in additional clinical trials or provide further analysis which may be costly and time-consuming. Any adverse events or other data generated during the course of clinical trials of our product candidates and/or clinical trials related to additional indications for our commercialized products could result in action by FDA, or an equivalent non-U.S. regulatory agency, which may restrict our ability to sell, or adversely affect sales of, currently marketed products, or such events or other data could otherwise have a material adverse effect on a related commercial product, including with respect to its safety profile. Any failure or delay in completing such clinical trials could materially and adversely affect the maintenance and growth of the markets for the related marketed products, which could adversely affect our business, financial condition, results of operations and overall growth prospects.

In addition to issues relating to the results generated in clinical trials, clinical trials have been and can be delayed or halted for a variety of reasons, including:

- difficulty identifying, recruiting or enrolling eligible patients, often based on the number of clinical trials, particularly with enrollment criteria targeting the same patient population, and in rare diseases with small patient populations;

- difficulty identifying a clinical development pathway, including viable indications and appropriate clinical trial protocol design, particularly where there is no applicable regulatory precedent;

- delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates of our competitors or failure to follow regulatory guidelines;

- delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidate for use in trials;

- delays or failures in reaching agreement on acceptable terms with prospective study sites;

- delays or failures in obtaining approval of our clinical trial protocol from an institutional review board, or similar bodies in other jurisdictions, such as an ethics committee in Europe, to conduct a clinical trial at a prospective study site;

- failure of our clinical trials and clinical investigators, including contract research organizations or other third parties assisting us with clinical trials, to satisfactorily perform their contractual duties, meet expected deadlines and comply with FDA and other regulatory agencies' requirements, including good clinical practices;

- unforeseen safety issues;

- inability to monitor patients adequately during or after treatment;

- difficulty monitoring multiple study sites; or

- insufficient funds to complete the trials.

In some jurisdictions such as the EU, initiating Phase 3 clinical trials and clinical trials in the pediatric population is subject to a requirement to obtain approval or a waiver from the competent authorities of the EU member states and/or EMA. If



we do not obtain such approval, our ability to conduct clinical trials and obtain marketing authorizations or approvals may be severely impaired and our business may be adversely impacted.

Risks Related to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success depends in part on obtaining, maintaining and defending intellectual property protection for our products and product candidates, including protection of their use and methods of manufacturing. Our ability to protect our products and product candidates from unauthorized making, using, selling, offering to sell or importation by third parties depends on the extent to which we have rights under valid and enforceable patents or have adequately protected trade secrets that cover these activities.

The degree of protection to be afforded by our proprietary rights is difficult to predict because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- our patent applications, or those of our licensors or partners, may not result in issued patents;

- others may independently develop similar or therapeutically equivalent products without infringing our patents, or those of our licensors, such as products that are not covered by the claims of our patents, or for which fall outside the exclusive rights granted under our license agreements;

- our issued patents, or those of our licensors or partners, may be held invalid or unenforceable as a result of legal challenges by third parties or may be vulnerable to legal challenges as a result of changes in applicable law;

- our patents covering certain aspects of our products or the use thereof could be delisted from FDA's Orange Book as a result of challenges by third parties before FDA or the courts;

- competitors may manufacture products in countries where we have not applied for patent protection or that have a different scope of patent protection or that do not respect our patents; or

- others may be issued patents that prevent the sale of our products or require licensing and the payment of significant fees or royalties.

Patent enforcement generally must be sought on a country-by-country basis, and patent validity and infringement may be judged differently in different countries. The legal systems of certain countries, particularly certain developing countries, may lack maturity or consistency when it comes to the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property portfolio. Any patent may be challenged, and potentially invalidated or held unenforceable, including through patent litigation or through administrative procedures that permit challenges to patent validity. Patents can also be designed around by an ANDA or Section 505(b)(2) NDA that avoids infringement of our intellectual property.

In June 2021, we received notice from Lupin that it has filed with FDA an ANDA for a generic version of Xywav. The notice from Lupin included a "paragraph IV certification" with respect to ten of our patents listed in FDA's Orange Book for Xywav on the date of our receipt of the notice. A paragraph IV certification is a certification by a generic applicant that patents covering the branded product are invalid, unenforceable, and/or will not be infringed by the manufacture, use or sale of the generic product. In April 2022, we received notice from Lupin that it had filed a paragraph IV certification regarding a newly-issued patent listed in the Orange Book for Xywav. In February 2023, we received notice from Teva that it had filed an ANDA seeking approval to market a generic version of Xywav, which notice included a paragraph IV certification with respect to certain of our patents listed in FDA's Orange Book for Xywav. In July 2025, we received notice from Granules that it has filed with FDA an ANDA for a generic version of Xywav, which notice included a paragraph IV certification with respect to fourteen of our patents listed in FDA's Orange Book for Xywav on the date of the receipt of the notice. In January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA seeking approval for generic versions of Xyrem and Xywav, which notices included a paragraph IV certification with respect to seven patents listed in FDA's Orange Book for Xyrem and fifteen patents listed in FDA's Orange Book for Xywav, respectively. For additional information on litigation involving these matters, see Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

We have settled patent litigation with each of the ten companies seeking to introduce generic versions of Xyrem in the U.S. by granting those companies licenses to launch their generic products (and in certain cases, an AG version of Xyrem) in advance of the expiration of the last of our patents. Notwithstanding our Xyrem patents and settlement agreements, additional third parties may also attempt to introduce generic versions of Xyrem, Xywav or other sodium oxybate products for treatment of cataplexy and/or EDS in narcolepsy that design around our patents or assert that our patents are invalid or otherwise unenforceable. Such third parties could launch a generic or 505(b)(2) product referencing Xyrem before the dates provided in our patents or settlement agreements. For example, we have several methods of use patents listed in the Orange Book, that expire in 2033 that cover treatment methods included in the Xyrem label related to a DDI with divalproex sodium. Although FDA has stated, in granting a Citizen Petition we submitted in 2016, that it would not approve any sodium oxybate ANDA referencing Xyrem that does not include the portions of the currently approved Xyrem label related to the DDI patents, we cannot predict whether a future ANDA filer, or a company that files a Section 505(b)(2) application for a drug referencing Xyrem, may pursue regulatory strategies to avoid infringing our DDI patents notwithstanding FDA's response to the Citizen Petition, or whether any such strategy would be successful. Likewise, we cannot predict whether we will be able to maintain the validity of these patents or will otherwise obtain a judicial determination that a generic or other sodium oxybate product, its package insert or the generic sodium oxybate REMS or another separate REMS will infringe any of our patents or, if we prevail in proving infringement, whether a court will grant an injunction that prevents a future ANDA filer or other company introducing a different sodium oxybate product from marketing its product, or instead require that party to pay damages in the form of lost profits or a reasonable royalty.

Since Xyrem's regulatory exclusivity has expired in the EU, we are aware that generic or hybrid generic applications have been approved by various EU regulatory authorities, and additional generic or hybrid generic applications may be submitted and approved.

We have settled patent litigation with each of the ten companies seeking to market a generic version of Epidiolex in the U.S. by granting each of the Epidiolex ANDA Filers a license to manufacture, market, and sell its own generic version of Epidiolex beginning in the very late 2030s, or earlier under certain circumstances, including but not limited to the launch of another generic Epidiolex product or a final decision that all unexpired claims of the Epidiolex patents are not infringed, or are invalid and/or unenforceable. Notwithstanding our patents listed in FDA's Orange Book for Epidiolex and settlement agreements, additional third parties may also attempt to introduce generic versions of Epidiolex that design around our patents or assert that our patents are invalid or otherwise unenforceable.

In March 2025, we received a notice from Almaject that it had filed with FDA an ANDA for a generic version of Defitelio. The notice from Almaject included a paragraph IV certification with respect to certain of our patents listed in FDA's Orange Book for Defitelio. The listed patents relate generally to the Defitelio drug product and its approved use. In April 2025, we filed a patent infringement lawsuit against Almaject. For additional information on litigation involving this matter, see Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Almaject's ANDA.

We have entered into a settlement agreement with Avadel, which as of February 2026, is a subsidiary of Alkermes, involving, among other matters, our patent infringement suit against Avadel and several of its corporate affiliates in the U.S. District Court for the District of Delaware. For additional information on litigation involving this matter, see "*Avadel Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

In July and August 2024, Zepzelca ANDA filers sent us notices that they had filed ANDAs seeking approval to market a generic version of Zepzelca, which notices each included a paragraph IV certification with respect to our Orange Book listed patent for Zepzelca. In September 2024, we filed patent infringement suits against these ANDA filers. In September 2025, we filed an additional lawsuit against each of the Zepzelca ANDA Filers, alleging that, by filing its ANDA, each party infringed the newly-issued patent related to a method of treatment using Zepzelca. For additional information on litigation involving this matter, see "*Zepzelca Patent Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

We also currently rely in part on trade secret protection for several of our products, including Defitelio, and product candidates. Trade secret protection does not protect information or inventions if another party develops that information or invention independently and establishing that a competitor developed a product through trade secret misappropriation rather than through legitimate means may be difficult to prove. We seek to protect our trade secrets and other unpatented proprietary information in part through confidentiality and invention agreements with our employees, consultants, advisors and partners. Nevertheless, our employees, consultants, advisors and partners may unintentionally or willfully disclose our proprietary information to competitors, and we may not have adequate remedies for such disclosures. Moreover, if a dispute arises with our employees, consultants, advisors or partners over the ownership of rights to inventions, including jointly developed intellectual property, we could lose patent protection or the confidentiality of our proprietary information, and possibly also lose the ability to pursue the development of certain new products or product candidates.

We have incurred, and may in the future incur, substantial costs as a result of litigation or other proceedings relating to patents, other intellectual property rights and related matters, and we may be unable to protect our rights to, or commercialize, our products.

Our ability, and that of our partners, to successfully commercialize any approved products will depend, in part, on our ability to obtain patents, enforce those patents and operate without infringing the proprietary rights of third parties. If we choose to go to court to stop a third party from infringing our patents, our licensed patents or our partners' patents, that third party has the right to ask the court or an administrative agency to rule that these patents are invalid and/or should not be enforced. For example, we are pursuing patent infringement proceedings in Germany initiated by Chimerix against a supplier in contravention of certain patents acquired in connection with the Chimerix Acquisition. These lawsuits and administrative proceedings are expensive and consume time and other resources, and we may not be successful in these proceedings or in stopping infringement. In addition, the IPR or a post-grant review process under the Leahy-Smith America Invents Act permits any person, whether they are accused of infringing the patent at issue or not, to challenge the validity of certain patents through a proceeding before the PTAB.

There is a risk that a court could decide that our patents or certain claims in our patents are not valid or infringed, and that we do not have the right to stop a third party from using the inventions covered by those claims. In addition, the PTAB may invalidate a patent, as happened with six of our patents covering the Xywav and Xyrem REMS that were invalidated through the IPR process. In addition, even if we prevail in establishing that another product infringes a valid claim of one of our patents, a court may determine that we can be compensated for the infringement in damages, and refuse to issue an injunction. As a result, we may not be entitled to stop another party from infringing our patents for their full term.

Litigation involving patent matters is frequently settled between the parties, rather than continuing to a court ruling. The FTC has publicly stated that, in its view, certain types of agreements between branded and generic pharmaceutical companies related to the settlement of patent litigation or the manufacture, marketing and sale of generic versions of branded drugs violate the antitrust laws and has commenced investigations and brought actions against some companies that have entered into such agreements. In particular, the FTC has expressed its intention to take aggressive action to challenge settlements that include an alleged transfer of value from the brand company to the generic company (so-called "pay for delay" patent litigation settlements). The U.S. Congress and state legislatures have also identified pharmaceutical patent litigation settlements as potential impediments to generic competition and have introduced, and in states like California passed, legislation to regulate them. Third party payors have also challenged such settlements on the grounds that they increase drug prices. Because there is currently no precise legal standard with respect to the lawfulness of such settlements, many pharmaceutical companies, including us, have faced extensive litigation over whether patent litigation settlements they have entered into are reasonable and lawful. From June 2020 to May 2022, several lawsuits were filed on behalf of purported direct and indirect Xyrem purchasers, alleging that the patent litigation settlement agreements we entered with Hikma and other ANDA filers violate state and federal antitrust and consumer protection laws. As of October 2025, we have resolved the entirety of the Xyrem Antitrust Litigation. For additional information on these lawsuits, as well as a class settlement agreement with respect thereto, see "*Xyrem Antitrust Litigation*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. It is possible that additional lawsuits will be filed against us making similar or related allegations. We cannot predict the outcome of any potential additional lawsuits; however, if the plaintiffs were to be successful in their claims, they may be entitled to injunctive relief or we may be required to pay significant monetary damages, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Parties to such settlement agreements in the U.S. are required by law to file the agreements with the FTC and the DOJ for review. Accordingly, we have submitted our patent litigation settlement agreements to the FTC and the DOJ for review. We may receive formal or informal requests from the FTC regarding our ANDA litigation settlements, and there is a risk that the FTC may commence a formal investigation or action against us, which could divert the attention of management and cause us to incur significant costs, regardless of the outcome. Any claim or finding that we or our business partners have failed to comply with applicable laws and regulations could be costly to us and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party's patent rights, or that we or such partners are infringing, misappropriating or otherwise violating other intellectual property rights, and may go to court to stop us from engaging in our normal operations and activities, including making or selling our products. Such lawsuits are costly and could affect our results of operations and divert the attention of management and development personnel. There is a risk that a court could decide that we or our partners are infringing, misappropriating or otherwise violating third party patent or other intellectual property rights, which could be very costly to us and have a material adverse effect on our business. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, which we may not be able to do.

If we were found to infringe upon a patent or other intellectual property right, if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including damages of up to three times the damages found or assessed, if the infringement is found to be willful, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. In addition, if we have declined or failed to enter into a valid assignment agreement for any reason, we may not own the invention or our intellectual property, and our products may not be adequately protected.

Litigation, whether filed by us or against us, can be expensive and time consuming to defend and divert management's attention and resources. Our competitive position could suffer as a result.

With respect to our products and product candidates targeting rare indications, relevant regulatory exclusivities such as orphan drug exclusivity or pediatric exclusivity may not be granted or, if granted, may be limited.

The first NDA applicant with an orphan drug designation for a particular active moiety to treat a specific rare disease or condition that receives FDA approval is usually entitled to a seven-year exclusive marketing period in the U.S. for that drug, for that indication. We rely, in part, on this ODE and other regulatory exclusivities to protect Xywav, Epidiolex, Zepzelca, Ziihera and, potentially, our other products and product candidates from competitors, and we expect to continue relying in part on these regulatory exclusivities in the future. The duration of our regulatory exclusivity period could be impacted by a number of factors, including FDA's later determination that our request for orphan designation was materially defective, that the manufacturer is unable to supply sufficient quantities of the drug, that the extension of the exclusivity period for certain new drugs that become controlled substances by the Improving Regulatory Transparency for New Medical Therapies Act does not apply, or the possibility that we are unable to successfully obtain pediatric exclusivity. There is no assurance that we will successfully obtain orphan drug designation for other products or product candidates or other rare diseases or that a product candidate for which we receive orphan drug designation will be approved, or that we will be awarded ODE upon approval as, for example, FDA may reconsider whether the eligibility criteria for such exclusivity have been met and/or maintained. Moreover, a drug product with an active moiety that is different from that in our drug candidate or, under limited circumstances, the same drug product, may be approved by FDA for the same indication during the period of marketing exclusivity. According to FDA, the limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. For example, FDA recognized seven years of ODE for Xywav in narcolepsy through July 21, 2027 (which was subsequently extended to January 21, 2028 by pediatric exclusivity), stating that Xywav is clinically superior to Xyrem by means of greater safety due to reduced chronic sodium burden. Even though FDA granted seven-year ODE to Xywav in narcolepsy, FDA also approved Lumryz and granted Lumryz seven-year ODE based on FDA's finding that Lumryz makes a major contribution to patient care and is therefore clinically superior to Xywav and Xyrem. Similarly, even though FDA also granted seven-year ODE to Xywav in IH, FDA also granted Lumryz ODD based on the plausible hypothesis that Lumryz may be clinically superior to Xywav and Xyrem because Lumryz may provide a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication before us, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. Furthermore, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges, including from us, to aspects of FDA's regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, including whether two drugs are the same drug product, and our and future challenges could lead to changes that affect the protections potentially afforded our products in ways that are difficult to predict. Moreover, in the future, there is the potential for legislative changes or additional legal challenges to FDA's orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.

In the EU, if a marketing authorization is granted for a medicinal product designated as an orphan drug, that product is currently entitled to ten years of marketing exclusivity. We rely in part on this orphan drug exclusivity and other regulatory exclusivities to protect Epidyolex, Ziihera and Vyxeos. During the period of marketing exclusivity, subject to limited exceptions, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain orphan drug designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation.

In December 2025, the European Parliament and the Council of the EU reached a provisional agreement on the revision of the existing EU pharmaceutical legislation, including the pediatric and orphan regulations. Under new legislation, there are some changes to the regulatory exclusivity periods. The provisional agreement is still pending formal approval by the European Parliament and the Council of the EU and subsequent publication in the Official Journal of the EU. Dependent on the final version of the text, the new legislation could impact our ability to secure orphan designation for future products, and

Jazz Pharmaceuticals.

would impact the scope and duration of market and orphan exclusivities in the EU. The new legislation could impact our ability to maintain marketing exclusivity for future products in all EU member states if we are unable to meet certain access obligations or if we are unable to supply sufficient quantities of our product in all member states.

Other Risks Related to Our Business and Industry

We have substantially expanded our international footprint and operations, and we may expand further in the future, which subjects us to a variety of risks and complexities which, if not effectively managed, could negatively affect our business.

We are headquartered in Dublin, Ireland and have offices in multiple locations, including the U.S., the U.K. and key markets across Europe, Canada, Australia and Japan and manage clinical trial sites in multiple locations around the world. We may further expand our international operations into other countries in the future, either organically or by acquisition. Conducting our business in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including:

- the diverse regulatory, compliance, financial and legal requirements in the countries where we are located or do business, and any changes to those requirements;

- challenges inherent in efficiently managing employees and commercial partners in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and employment law and other regulations, as well as maintaining positive interactions with our unionized employees;

- costs of, and liabilities for, our international operations, including clinical trials, products or product candidates;

- additional exposure to foreign currency exchange risk from non-U.S. operations;

- political and economic instability, such as the instability caused by Russia's invasion of Ukraine;

- escalating trade tensions; and

- public health risks and potential related effects on supply chain, travel and employee health and availability.

In addition, there can be no guarantee that we will effectively manage the increasing, global complexity of our business without experiencing operating inefficiencies or control deficiencies. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Significant disruptions of information technology systems or data security incidents could adversely affect our business.

In the ordinary course of our business, we and the third parties upon which we rely collect, store, process and transmit, or collectively, process large amounts of sensitive, proprietary, and/or confidential information, including intellectual property, business information, personal data, and clinical trial data, or collectively, sensitive data. We outsource some of our operations (including parts of our information technology infrastructure) to a number of third party vendors who may have, or could gain, access to our confidential information. In addition, many of those third parties, in turn, subcontract or outsource some of their responsibilities to third parties. We rely on third party vendors and services to support various aspects of our business operations. However, these third parties may pose risks related to data security compliance and contractual obligations. An incident or failure by a third party to adequately protect our data could have adverse consequences for our business and reputation.

Our information technology systems, and those of our vendors, are large and complex and store large amounts of sensitive data. We and the third parties upon which we rely face a variety of evolving threats that could impact the availability of our sensitive data and information technology systems and cause security incidents from inadvertent or intentional actions by our employees, third party vendors and/or business partners, or from cyber-attacks and malicious third parties.

Threats of this nature are prevalent, are increasing in frequency, persistence, sophistication and intensity, are being conducted by sophisticated and organized groups and individuals, are increasingly difficult to detect, and come from a variety of sources and with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, "hacktivists," traditional computer "hackers," threat actors, personnel (such as through theft or misuse), nation states, nation-state-supported actors, and others.

In addition to the extraction of important information, such threats could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, malicious code, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, and other threats that affect service reliability and threaten the confidentiality, integrity and availability of our information technology systems and sensitive data. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, or otherwise experience significant disruptions of our, our third party vendors' and/or business partners' information technology systems or security incidents, including in our remote work environment, such occurrence could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, sensitive data, and could result in adverse consequences to us such as government enforcement actions, additional reporting requirements and/or oversight, restrictions on processing sensitive data, litigation, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, interruptions in our operations, financial loss, and other similar harms. Any such event that leads to unauthorized access, use or disclosure of personal data, including personal data regarding our patients or employees, could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, notify relevant stakeholders, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal data. This could disrupt our business, result in increased costs or loss of revenue, and/or result in significant legal and financial exposure. In addition, security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may further harm us.

While we have implemented security measures to protect our information technology systems and infrastructure and sensitive data, there can be no assurance that such measures will be effective or prevent service interruptions or security incidents that could adversely affect our business. We may expend significant resources to implement and maintain security measures to try to protect against security incidents. In addition, failure to maintain effective internal accounting controls related to security incidents and cybersecurity in general could impact our ability to produce timely and accurate financial statements and subject us to regulatory scrutiny.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive data about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Our adoption of AI technologies introduces new risks and uncertainties.

We are adopting and exploring the use of AI technologies in our business, which introduces new risks and uncertainties. These include potential inaccuracies or biases in AI outputs, cybersecurity vulnerabilities, and evolving global regulatory requirements governing AI use. Reliance on flawed outputs could result in lower quality decision-making or prevent us from effectively utilizing AI in our business. We may also become vulnerable to operational disruptions if the AI technologies we use experience downtimes or are compromised by cyberattacks. If we do not effectively implement guardrails and train our employees or contractors on the safe and proper use of AI, or if our employees or contractors fail to effectively adhere to our established guardrails and training on the use of AI, we may experience adverse effects on our business, including data breaches, the loss of confidential information (including our intellectual property), unintentional disclosure of personal data, or other misuse of our proprietary information. Further, several governments and regulatory authorities have proposed or passed laws and regulations governing the use of AI. For example, in March 2024, the European Parliament adopted the AI Act that provides for EU-wide rules on data quality, transparency, human oversight and accountability with respect to the use of AI. In April 2024, the EU also revised its Cybersecurity Directive NIS2 rules that create new cybersecurity risk management and reporting obligations. Failure to comply with these current and future laws could result in significant penalties and reputational harm and could have a material adverse effect on our business and results of operations.

We are subject to significant ongoing regulatory obligations and oversight, which may subject us to civil or criminal proceedings, investigations, or penalties and may result in significant additional expense and limit our ability to commercialize our products.

FDA and Equivalent Non-U.S. Regulatory Authorities

Our activities are subject to extensive regulation encompassing the entire life cycle of our products, from R&D activities to marketing approval (including specific post-marketing obligations), manufacturing, labeling, packaging, adverse event and safety reporting, storage, advertising, promotion, sale, pricing and reimbursement, recordkeeping, distribution, importing and exporting. The failure by us or any of our third party partners, including our corporate development and collaboration partners, clinical trial sites, suppliers, distributors and our central pharmacy for Xywav and Xyrem, to comply with applicable requirements could subject us to administrative or judicial sanctions or other negative consequences, such as delays in approval or refusal to approve a product candidate, restrictions on our products, our suppliers, our other partners or us, the withdrawal, suspension or variation of product approval or manufacturing authorizations, untitled letters, warning letters, fines and other monetary penalties, unanticipated expenditures, product recall, withdrawal or seizure, total or partial suspension of production or distribution, interruption of manufacturing or clinical trials, operating restrictions, injunctions, debarment, suspension of licenses, import detentions and bans, civil penalties and/or criminal prosecution, any of which could result in a significant drop in our revenues from the affected products and harm to our reputation and could have a significant impact on our sales, business and financial condition.

Jazz Pharmaceuticals.

We monitor adverse events resulting from the use of our products, as do the related regulatory authorities, and we file periodic reports with the authorities concerning adverse events. The authorities review these events and reports and, if they determine that any events and/or reports indicate a trend or signal, they can require a change in a product label, restrict sales and marketing and/or require conduct or other actions, potentially including variation, withdrawal or suspension of the marketing authorization, any of which could result in reduced market acceptance and demand for our products, could harm our reputation and our ability to market our products in the future, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. FDA, the competent authorities of the EU member states on behalf of EMA, and the competent authorities of other European countries, also periodically inspect our records related to safety reporting. EMA's Pharmacovigilance Risk Assessment Committee may propose to the CHMP that the marketing authorization holder be required to take specific steps or advise that the existing marketing authorization be varied, suspended or revoked. Failure to adequately and promptly correct the observation(s) can result in further regulatory enforcement action, which could include the variation, suspension or withdrawal of marketing authorization or imposition of financial penalties or other enforcement measures.

Epidyolex, Rylaze, Ziihera, Modeyso, Vyxeos and Defitelio are available on a named patient basis or through a compassionate use process in many countries where they are not commercially available. If any such country's regulatory authorities determine that we are promoting such products without proper authorization, we could be found to be in violation of pharmaceutical advertising laws or the regulations permitting sales under named patient programs. In that case, we may be subject to financial or other penalties. Any failure to maintain revenues from sales of products on a named patient basis and/or to generate revenues from commercial sales of these products exceeding historical sales on a named patient basis could have an adverse effect on our business, financial condition, results of operations and growth prospects.

FDA, the competent authorities of the EU member states and other European countries, and other governmental authorities require advertising and promotional materials to be truthful and not misleading, and products to be marketed only for their approved indications and in accordance with the provisions of the approved label. Regulatory authorities actively investigate allegations of off-label promotion in order to enforce regulations prohibiting these types of activities. A determination that we have promoted an approved product for off-label uses could subject us to significant liability, including civil and administrative financial penalties and other remedies as well as criminal financial penalties, other sanctions and imprisonment. Even if we are not determined to have engaged in off-label promotion, an allegation that we have engaged in such activities could have a significant impact on our sales, business and financial condition. The U.S. government has also required companies to enter into complex corporate integrity agreements and/or non-prosecution agreements that impose significant reporting and other burdens on the affected companies. Failure to maintain a comprehensive and effective compliance program, and to integrate the operations of acquired businesses into a combined comprehensive and effective compliance program on a timely basis, could subject us to a range of regulatory actions and/or civil or criminal penalties that could affect our ability to commercialize our products and could harm or prevent sales of the affected products, or could substantially increase the costs and expenses of commercializing and marketing our products.

Other Regulatory Authorities

We are also subject to regulation by other regional, national, state and local agencies, including the DEA, the DOJ, the FTC, the U.S. Department of Commerce, the OIG, and other regulatory bodies, as well as similar governmental authorities in those non-U.S. countries in which we commercialize our products.

We are subject to numerous fraud and abuse laws and regulations globally and our sales, marketing, patient support and medical activities may be subject to scrutiny under these laws and regulations. These laws are described in "Business—Government Regulation" in Part I, Item 1 of this Annual Report on Form 10-K. While we maintain a comprehensive compliance program to try to ensure that our practices and the activities of our third party contractors and employees fall within the scope of available statutory exceptions and regulatory safe harbors whenever possible, and otherwise comply with applicable laws, regulations or guidance, regulators and enforcement agencies may disagree with our assessment or find fault with the conduct of our employees or contractors. In addition, existing regulations are subject to regulatory revision or changes in interpretation by the DOJ or OIG. For example, in November 2020, the OIG issued a Special Fraud Alert to highlight certain inherent risks of remuneration related to speaker programs sponsored by drug and medical device companies, which may not in all circumstances qualify under either safe harbor or statutory exception protection. The Special Fraud Alert sent a clear signal that speaker programs will be subject to potentially heightened enforcement scrutiny, in particular for those programs with certain characteristics identified as risk factors by the OIG.

Many companies have faced government investigations or lawsuits by whistleblowers who bring a *qui tam* action under the False Claims Act on behalf of themselves and the government for a variety of alleged improper marketing activities, including providing free product to customers expecting that the customers would bill federal programs for the product, providing consulting fees, grants, free travel and other benefits to physicians to induce them to prescribe the company's products, and inflating prices reported to private price publication services, which are used to set drug reimbursement rates under government healthcare programs. For example, we were subject to a qui tam whistleblower lawsuit originally filed under seal on May 27, 2021. For additional information see "*Qui Tam Matters*" in Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. In addition, the government and private whistleblowers have pursued False Claims Act cases against pharmaceutical companies for causing false claims to be submitted as a result of the marketing of their products for unapproved uses or violations of the federal anti-kickback statute. If we become the subject of a government False Claims Act or other investigation or whistleblower suit, we could incur substantial legal costs (including settlement costs) and business disruption responding to such investigation or suit, regardless of the outcome.

Any investigations or litigation may result in damages, fines, penalties or administrative sanctions against us, negative publicity or other negative actions that could harm our reputation, reduce demand for our products and/or reduce coverage of our products, including by federal health care programs and state health care programs. If we are found to have violated one of these laws, we could be excluded from participation in federal health care programs. If any or all of these events occur, our business and stock price could be materially and adversely affected.

Public reporting under the Sunshine provisions, and other similar state laws, the requirements of which are discussed in "Business—Government Regulation" in Part I, Item 1 of this Annual Report on Form 10-K, has resulted in increased scrutiny of the financial relationships between industry, teaching hospitals, physicians and other health care providers. Such scrutiny may negatively impact our ability to engage with physicians and other health care providers on matters of importance to us. In addition, government agencies and private entities may inquire about our marketing practices or pursue other enforcement activities based on the disclosures in those public reports. If the data reflected in our reports are found to be in violation of any of the Sunshine provisions or any other U.S. federal, state or local laws or regulations that may apply, or if we otherwise fail to comply with the Sunshine provisions or similar requirements of state or local regulators, we may be subject to significant civil and administrative penalties, damages or fines.

We have various programs to help patients access our products, including patient assistance programs, which include co-pay coupons for certain of our products, assistance to help patients determine their insurance coverage for our products, and a free product program. Co-pay coupon programs for commercially insured patients, including our program for Xyrem, have received negative publicity related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives, and some states have imposed restrictions on manufacturer co-pay programs when therapeutic equivalents are available. In September 2014, the OIG issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the federal Anti-Kickback Statute and other laws if they do not take appropriate steps to exclude Medicare Part D beneficiaries from using co-pay coupons. It is possible that changes in insurer policies regarding co-pay coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, including Xyrem, and therefore could have a material adverse effect on our sales, business and financial condition.

We have established programs to consider grant applications submitted by independent charitable organizations, including organizations that provide co-pay support to patients who suffer from the diseases treated by our drugs. The OIG has issued guidance for how pharmaceutical manufacturers can lawfully make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations, among other things, are *bona fide* charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria, and do not link aid to use of a donor's product. As of August 2024, we have fulfilled the terms and the OIG closed out our corporate integrity agreement that required us to maintain our ongoing corporate compliance program. Although we are continuing to implement our corporate compliance program and have structured our programs to follow available guidance, if we or our vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, such facts could be used as the basis for an enforcement action against us by the federal government or other enforcement agencies or private litigants, or we could become liable for payment of certain stipulated penalties or could be excluded from participation in federal health care programs, which would have a material adverse effect on our sales, business and financial condition.

Our business activities outside of the U.S. are subject to the FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. In certain countries, the health care providers who prescribe pharmaceuticals are employed by their government and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers may be subject to regulation under the FCPA, the U.K. Bribery Act and equivalent national laws in other countries. Violation of these laws by us or our suppliers and other third party agents for which we may be liable may result in civil or criminal sanctions, which could include monetary fines, criminal penalties, and disgorgement of past profits, which could have a material adverse impact on our business and financial condition.

Outside the U.S., interactions between pharmaceutical companies and physicians are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct



and physicians' codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

We are also subject to federal, state, national and international laws and regulations governing the privacy and security of health-related and other personal data we collect and maintain, including, but not limited to, Section 5 of the Federal Trade Commission Act, the Health Breach Notification Rule, the DOJ's Bulk Sensitive Data Transfer Rule, HIPAA, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, as well as other similar state privacy laws. Additionally, the EU's and U.K.'s GDPR imposes restrictions on the processing (e.g., collection, use and disclosure) of personal data in the EU and the U.K. and also imposes strict restrictions on the transfer of personal data out of the EU to the U.S. The GDPR imposes penalties of up to 20 million Euros or up to 4% of annual global revenue. HIPAA imposes privacy and security obligations on covered entity health care providers, health plans, and health care clearinghouses, as well as their "business associates" – certain persons or entities that create, receive, maintain, or transmit protected health information in connection with providing a specified service or performing a function for or on behalf of a covered entity. Although we are not generally subject to HIPAA, we could potentially be subject to criminal penalties if we, our affiliates, or our agents knowingly receive individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. The FTC also sets expectations for failing to take appropriate steps to keep consumers' personal information secure or failing to provide a level of security commensurate to promises made to an individual about the security of their personal information (such as in a privacy notice); such failures may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data privacy and security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Additionally, DOJ's Bulk Sensitive Data Transfer Rule restricts cross-border access to bulk sensitive personal data, which includes personal health data, by specific foreign governments and related covered persons. The Rule governs specific types of transactions identified in the Rule. Failure to comply with the DOJ Rule may result in civil and criminal penalties. Compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future.

If we or our third party partners fail to comply or are alleged to have failed to comply with these or other applicable data protection and privacy laws and regulations, or if we were to experience a data breach involving personal data, we could be subject to government enforcement actions or private lawsuits. Any associated claims, inquiries, or investigations or other government actions could lead to unfavorable outcomes that have a material impact on our business including through significant penalties or fines, monetary judgments or settlements including criminal and civil liability for us and our officers and directors, increased compliance costs, delays or impediments in the development of new products, negative publicity, increased operating costs, diversion of management time and attention, or other remedies that harm our business, including orders that we modify or cease existing business practices.

Moreover, as a result of the broad scale release and availability of AI technologies such as generative AI, there is a global trend towards more regulation (e.g., the EU AI Act and AI laws passed in U.S. states) to ensure the ethical use, privacy, and security of AI and the data that it processes. Compliance with such laws will likely be an increasing and substantial cost in the future.

Disruptions at FDA, the SEC and other government agencies and regulatory authorities including due to a reduction in such agencies' workforces, inadequate funding or the current and potential future government shutdowns, could prevent those agencies from performing normal functions on which our business relies, which could negatively impact our business.

The ability of FDA to review and approve new products or review other regulatory submissions can be affected by a variety of factors, including statutory, regulatory and policy changes, inadequate government budget and funding levels, government shutdowns, a reduction in FDA's workforce and its ability to hire and retain key personnel. Disruptions at FDA and other agencies may also increase the time to meet with and receive agency feedback, review and/or approve our submissions, conduct inspections, issue regulatory guidance, or take other actions that facilitate the development, approval and marketing of regulated products, which would adversely affect our business. In addition, government proposals to reduce or eliminate budgetary deficits may include reduced allocations to FDA, the SEC and other government agencies and regulatory authorities on which our operations may rely. For example, in October 2025, the U.S. government shut down for 43 days and certain regulatory agencies, including FDA, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs again in the future, it could significantly impact the ability of FDA to review and process our regulatory submissions, which could have a material adverse effect on our business. It is unclear how these executive actions or other potential actions by the Trump Administration or other parts of the federal government will impact FDA, the SEC or other regulatory authorities that oversee our business. The reductions in FDA's workforce and budgetary pressures could significantly impact the ability of FDA to timely review and process our regulatory submissions or take other actions critical to the marketing of our products which could have a material adverse effect on our business.



If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We participate in the Medicaid Drug Rebate Program, the 340B program, the VA's FSS pricing program, and Tricare program, and have obligations to report the ASP for certain of our drugs to the Medicare program. All of these programs are described in more detail under the heading "Business—Pharmaceutical Pricing, Reimbursement by Government and Private Payors and Patient Access" in Part I, Item 1 of this Annual Report on Form 10-K. Manufacturers are required to report the ASP for drugs under the Medicare program regardless of whether they are enrolled in the Medicaid Drug Rebate Program. In addition, manufacturers must pay refunds to Medicare for single source drugs or biologicals, or biosimilar biological products, reimbursed under Medicare Part B and packaged in single-dose containers or single-use packages for units of discarded drug reimbursed by Medicare Part B in excess of 10 percent of total allowed charges under Medicare Part B for that drug. Statutory or regulatory changes or guidance from CMS could affect the ASP calculations for our products and the resulting Medicare payment rate and could negatively impact our results of operations. Further, the IRA established a Medicare Part B inflation rebate scheme, under which, generally speaking, manufacturers will owe rebates if the ASP of a Part B drug increases faster than the pace of inflation. Failure to timely pay a Part B inflation rebate is subject to a civil monetary penalty.

Pricing and rebate calculations vary across products and programs, are complex, and are often subject to interpretation by us, governmental or regulatory agencies and the courts, which can change and evolve over time. In the case of our Medicaid pricing data, if we become aware that our reporting for a prior quarter was incorrect or has changed as a result of recalculation of the pricing data, we are generally obligated to resubmit the corrected data for up to three years after those data originally were due. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid Drug Rebate Program and could result in an overage or underage in our rebate liability for past quarters. Price recalculations also may affect the ceiling price at which we are required to offer our products under the 340B program and give rise to an obligation to refund entities participating in the 340B program for overcharges during past quarters impacted by a price recalculation.

Civil monetary penalties can be applied if we are found to have knowingly submitted any false price or product information to the government, if we are found to have made a misrepresentation in the reporting of our ASP, if we fail to timely pay a required rebate, if we fail to submit the required price data on a timely basis, or if we are found to have charged 340B covered entities more than the statutorily mandated ceiling price. CMS could also decide to terminate our Medicaid drug rebate agreement, in which case federal payments may not be available under Medicaid or Medicare Part B for our covered outpatient drugs. We cannot be certain that our submissions will not be found by CMS to be incomplete or incorrect. Moreover, failure to pay refunds for units of discarded drug under the discarded drug refund program could subject us to civil monetary penalties of 125 percent of the refund amount.

Our failure to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program and other governmental programs could negatively impact our financial results. CMS issued a final rule that modified prior Medicaid Drug Rebate Program regulations to permit reporting multiple best price figures with regard to value-based purchasing arrangements; and to provide definitions for "line extension," "new formulation," and related terms, with the practical effect of expanding the scope of drugs considered to be line extensions that are subject to an alternative rebate formula. While the regulatory modifications that purported to affect the applicability of the best price and average manufacturer price exclusions of manufacturer-sponsored patient benefit programs, in the context of PBM "accumulator" programs were invalidated by a court and rescinded, such programs may continue to negatively affect us in other ways. Our failure to comply with these price reporting and rebate payment options could negatively impact our financial results. In addition, on September 26, 2024, CMS finalized a rule modifying the regulations implementing the Medicaid Drug Rebate Program in ways that could increase the costs and complexity of compliance and that could increase manufacturer rebate liability, given that the final rule clarified certain aspects of the definition of covered outpatient drugs subject to these rebates, which could expand the number of units of drugs that qualify for this definition, among other changes. Regulatory and legislative changes, and judicial rulings relating to the Medicaid Drug Rebate Program and related policies (including coverage expansion), have increased and will continue to increase our costs and the complexity of compliance, have been and will continue to be time-consuming to implement, and could have a material adverse effect on our results of operations, particularly if CMS or another agency challenges the approach we take in our implementation. Rebates are no longer subject to a cap on the rebate amount, which negatively impacts our rebate liability.

HRSA issued a final regulation regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities. Implementation of this regulation could affect our obligations and potential liability under the 340B program in ways we cannot anticipate. We are also required to report the 340B ceiling prices for our covered outpatient drugs to HRSA, which then publishes them to 340B covered entities. If we are found to have knowingly and intentionally charged 340B covered entities more than the statutorily mandated ceiling price, we could be subject to significant civil monetary penalties and/or such failure also could be grounds for HRSA to terminate our agreement to participate in the 340B program, in which case our covered outpatient drugs would no longer be eligible for federal payment under the Medicaid or Medicare Part B program, which would have a material adverse effect on our business, financial condition, results of operations and growth prospects, including our ability to acquire, in-license or develop new products to grow our business. Moreover, HRSA established an ADR process under a final regulation for claims by covered entities that a manufacturer engaged in overcharging, including claims that a manufacturer limited the ability of a covered entity to purchase the manufacturer's drugs at the 340B ceiling price, and by manufacturers that a covered entity violated the prohibitions against diversion or duplicate discounts. Such claims are to be resolved through an ADR panel of government officials rendering a decision that may be appealed to a federal court. An ADR proceeding could potentially subject us to discovery by covered entities and other onerous procedural requirements and could result in additional liability. Additionally, HRSA issued a final rule that changes aspects of the ADR process effective June 2024, which could negatively affect us. In addition, HRSA could decide to terminate a manufacturer's agreement to participate in the 340B program for a violation of that agreement or other good cause shown, in which case the manufacturer's covered outpatient drugs may no longer be eligible for federal payment under the Medicaid or Medicare Part B program.

Further, legislation may be introduced at the state or Federal level that, if passed, would, among other things, modify the requirements of the 340B program.

Medicare Part D generally provides coverage to enrolled Medicare patients for self-administered drugs (i.e., drugs that are not administered by a physician). Medicare Part D is administered by private prescription drug plans approved by the U.S. government and, subject to detailed program rules and government oversight, each drug plan establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the drug plan may modify from time to time. The prescription drug plans negotiate pricing with manufacturers and pharmacies and may condition formulary placement on the availability of manufacturer discounts. The IRA ended the coverage gap discount program, under which manufacturers agreed to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during the coverage gap period, starting in 2025 and replaced it with a new manufacturer discount program, under which manufacturers are, in general, required to provide a 10% discount on a covered Part D drug where a beneficiary is in the initial phase of Part D coverage and a 20% discount where a beneficiary is in the catastrophic phase of Part D coverage. Failure to pay a discount under this new program will be subject to a civil monetary penalty. In addition, the IRA established a Medicare Part D inflation rebate scheme, under which, generally speaking, manufacturers will owe additional rebates if the average manufacturer price of a Part D drug increases faster than the pace of inflation. Failure to timely pay a Part D inflation rebate is subject to a civil monetary penalty.

The IRA also created a drug price negotiation program under which the prices for Medicare units of certain high Medicare spend drugs and biologicals without generic or biosimilar competition will be capped by reference to, among other things, a specified Non-FAMP starting in 2026. Failure to comply with requirements under the drug price negotiation program is subject to an excise tax and/or a civil monetary penalty. This or any other legislative change could impact the market conditions for our products. We further expect continued scrutiny on government price reporting from U.S. Congress, agencies, and other bodies.

Pursuant to applicable law, knowing provision of false information in connection with price reporting under the VA, FSS or Tricare programs can subject a manufacturer to civil monetary penalties. These program obligations also contain extensive disclosure and certification requirements. If we overcharge the government in connection with our arrangements with FSS or Tricare, we are required to refund the difference to the government. Failure to make necessary disclosures and/or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Product liability and product recalls could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products are associated with significant risks of product liability claims or recalls. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition, or could result in serious injury or impairment or even death. This could result in product liability claims against us and/or recalls of one or more of our products. In many countries, including in EU member states, national laws provide for strict (no-fault) liability which applies even where damages are caused both by a defect in a product and by the act or omission of a third party.

Product recalls may be issued at our discretion or at the discretion of our suppliers, government agencies and other entities that have regulatory authority for pharmaceutical sales. Any recall of our products could materially adversely affect our business by rendering us unable to sell that product for some time and by adversely affecting our reputation. A recall could also result in product liability claims by individuals and third party payors. In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by FDA, the EC or the competent authorities of the EU member states. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the therapeutic indications for which they may be used, or suspension, variation, or withdrawal of approval. Any such regulatory action by FDA, the EC or the competent authorities of the EU member states could lead to product liability lawsuits as well.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, or at all. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully.

We and our Third-Party Manufacturers or Suppliers use hazardous materials in our manufacturing facilities, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.

Our and any of our third-party manufacturers' or suppliers' operations are subject to complex and increasingly stringent environmental, health and safety laws and regulations in the countries where we, our manufacturers and our suppliers operate and, in particular, in Ireland, the U.K. and Italy where we have manufacturing facilities. If an accident or contamination involving pollutants or hazardous substances occurs, an injured party could seek to hold us, our manufacturers or our suppliers liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We, our manufacturers, and/or suppliers may not be able to maintain insurance with sufficient coverage on acceptable terms, or at all. Costs, damages and/or fines may result from the presence, investigation and remediation of such contamination at properties currently or formerly owned, leased or operated by us or at off-site locations, including where we have arranged for the disposal of hazardous substances or waste. In addition, we may be subject to third party claims, including for natural resource damages, personal injury and property damage, in connection with such contamination.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Controlled Substances

Xyrem and Xywav are controlled substances and certain product candidates we are developing may be subject to U.S. federal and state controlled substance laws and regulations, and our failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, could materially and adversely affect our business, results of operations, financial condition and growth prospects.

Xyrem and Xywav and certain product candidates we are developing contain controlled substances as defined by state law and the federal CSA. Controlled substances are subject to a number of requirements and restrictions under the CSA and implementing regulations, including certain registration, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently "accepted medical use" in the U.S., lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the U.S. Pharmaceutical products approved for use in the U.S. which contain a controlled substance are listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, heightened security requirements and additional criteria for importation. In addition, dispensing of Schedule II drugs is subject to additional requirements. For example, they may not be refilled without a new prescription.

Drug products approved for medical use by FDA that contain cannabis or cannabis extracts may be controlled substances and, if so, will be rescheduled to Schedules II-V after approval, or, like Epidiolex, removed completely from the schedules by operation of other laws.

Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, they may separately schedule our products or our product candidates as well. We or our partners may also be required to obtain separate state registrations, permits or licenses in order to be able to manufacture, distribute, administer or prescribe controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.



U.S. facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and must comply with the security, control, recordkeeping and reporting obligations under the CSA, DEA regulations and corresponding state requirements. DEA and state regulatory bodies conduct periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations and complying with the regulatory obligations may result in delay of the importation, manufacturing, distribution or clinical research of our commercial products and product candidates. Furthermore, failure to maintain compliance with the CSA and DEA and state regulations by us or any of our contractors, distributors or pharmacies can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. DEA and state regulatory bodies may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal penalties.

Schedule I and II substances are subject to DEA's annual manufacturing and procurement quota requirements. The annual quota allocated to us or our contract manufacturers for the active ingredients in our products may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers', procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Our ability to research, develop and commercialize Epidiolex/Epidyolex is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of botanical cannabis, a controlled substance.

Our cannabinoid research and manufacturing facilities are located predominantly in the U.K. In the U.K., licenses to cultivate, possess and supply cannabis for medical research are granted by the U.K. government on an annual basis. Although our licenses have been renewed each year since 1998, they may not be in the future, in which case we may not be able to carry on our R&D program in the U.K. In addition, we are required to maintain our existing commercial licenses to cultivate, produce and supply cannabis. However, if the U.K. government were not prepared to renew such licenses, we would be unable to manufacture and distribute our products on a commercial basis in the U.K. or beyond. In order to carry out research in countries other than the U.K., similar licenses to those outlined above are required to be issued by the relevant authority in each country. In addition, we will be required to obtain licenses to export from the U.K. and to import into the recipient country. To date, we have obtained necessary import and export licenses to over 30 countries. Although we have an established track record of successfully obtaining such licenses as required, this may change in the future, which could materially and adversely affect our business, results of operations, financial condition and growth prospects.

Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Epidyolex.

Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle for us to obtain regulatory approval for Epidyolex in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Epidyolex to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time.

Risks Related to Our Financial Condition and Results

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position, and our business would be adversely affected if we are unable to service our debt obligations.

As of December 31, 2025, we had total indebtedness of approximately $5.4 billion. Our substantial indebtedness may:

- limit our ability to use our cash flow or borrow additional funds for working capital, capital expenditures, acquisitions, investments or other general business purposes;

- require us to use a substantial portion of our cash flow from operations to make debt service payments;

- limit our flexibility to plan for, or react to, changes in our business and industry, or our ability to take specified actions to take advantage of certain business opportunities that may be presented to us;

- expose us to the risk of increased interest rates as certain of our borrowings, including a portion of borrowings under the Amended Credit Agreement, are at variable rates of interest;

- result in dilution to our existing shareholders to the extent that the remainder, if any, of the exchange obligation in excess of our Exchangeable Senior Notes are settled in our ordinary shares upon exchange;



- place us at a competitive disadvantage compared to our less leveraged competitors; and

- increase our vulnerability to the impact of adverse economic and industry conditions.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance our debt. These alternative measures may not be successful and may not permit us to meet our debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In addition, if we are unable to repay amounts under the Amended Credit Agreement or Secured Notes, the Amended Credit Agreement lenders and note holders could proceed against the collateral granted to them to secure that debt, which would seriously harm our business.

Covenants in the Amended Credit Agreement and indenture governing our Secured Notes restrict our business and operations in many ways and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected.

The Amended Credit Agreement and the indenture governing our Secured Notes contain various covenants that, among other things, limit our ability and/or our restricted subsidiaries' ability to:

- incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

- pay dividends or distributions or redeem or repurchase capital stock;

- prepay, redeem or repurchase certain debt;

- make loans, investments, acquisitions (including certain acquisitions of exclusive licenses) and capital expenditures;

- enter into agreements that restrict distributions from our subsidiaries;

- enter into transactions with affiliates;

- enter into sale and lease-back transactions;

- sell, transfer or exclusively license certain assets, including material intellectual property, and capital stock of our subsidiaries; and

- consolidate or merge with or into, or sell substantially all of our assets to, another person.

If we undergo a change of control triggering event, we would be required to make an offer to purchase all of the Secured Notes at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, subject to certain exceptions. If we engage in certain asset sales, we will be required under certain circumstances to make an offer to purchase the Secured Notes at 100% of the principal amount, plus accrued and unpaid interest.

The Amended Credit Agreement also includes certain financial covenants that require us to maintain a maximum secured leverage ratio and a minimum interest coverage ratio as long as we have drawn funds under the Amended Revolving Credit Facility (or letters of credit in excess of $50 million have been issued and remain undrawn).

As a result of these restrictions, we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or

- unable to compete effectively, take advantage of new business opportunities or grow in accordance with our plans.

Our failure to comply with any of the covenants could result in a default under the Amended Credit Agreement and the indenture governing our Secured Notes, which, if not cured or waived, could result in us having to repay our borrowings before their due dates. Such default may allow the lenders or the note holders to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If we are forced to refinance these borrowings on less favorable terms or if we were to experience difficulty in refinancing the debt prior to maturity, our results of operations or financial condition could be materially affected. In addition, an event of default under the Amended Credit Agreement may permit the lenders to refuse to permit additional borrowings under the Amended Revolving Credit Facility or to terminate all commitments to extend further credit under the Amended Revolving Credit Facility. Furthermore, if we are unable to repay the amounts due and payable under the Amended Credit Agreement or the Secured Notes, as the case may be, the lenders and note holders thereof may be able to proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or note holders, as the case may be, accelerate the repayment of such borrowings, we cannot assure you that we will have sufficient assets to repay such indebtedness.



A default under the indentures governing our Exchangeable Senior Notes could also lead to a default under other debt agreements or obligations, including the Amended Credit Agreement and indenture governing the Secured Notes. Likewise, a default under the Amended Credit Agreement or the Secured Notes could lead to a default under other debt agreements or obligations, including the indentures governing our Exchangeable Senior Notes.

To continue to grow our business, we will need to commit substantial resources, which could result in future losses or otherwise limit our opportunities or affect our ability to operate and grow our business.

The scope of our business and operations has grown substantially, including through a series of business combinations and acquisitions. To continue to grow our business over the longer term, we plan to commit substantial resources to product acquisition and in-licensing, product development, clinical trials of product candidates and expansion of our commercial, development, manufacturing and other operations. Acquisition opportunities that we pursue could materially affect our liquidity and capital resources and may require us to incur additional indebtedness, seek equity capital or both. Our ability to raise additional capital may be adversely impacted by worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from the effects of inflationary pressures, potential future bank failures or otherwise. In addition, under Irish law we must have authority from our shareholders to issue any ordinary shares, including ordinary shares that are part of our authorized but unissued share capital, and our current share issuance authority is due to expire in July 2026. Moreover, as a matter of Irish law, when an Irish public limited company issues ordinary shares to new shareholders for cash, the company must first offer those shares on the same or more favorable terms to existing shareholders on a pro-rata basis, unless this statutory pre-emption obligation is dis-applied, or opted out of, by approval of its shareholders. At our annual general meeting of shareholders in July 2025, our shareholders voted to approve our proposal to dis-apply the statutory pre-emption obligation. This current pre-emption opt-out authority is due to expire in January 2027. If we are unable to obtain further share issuance and pre-emption authorities from our shareholders in the future, or otherwise continue to be limited by the terms of new share issuance and pre-emption authorities approved by our shareholders in the future, our ability to use our unissued share capital to fund in-licensing, acquisition or other business opportunities, or to otherwise raise capital, could be adversely affected or precluded altogether. In any event, an inability to borrow or raise additional capital in a timely manner and on attractive terms could prevent us from expanding our business or taking advantage of acquisition opportunities and could otherwise have a material adverse effect on our business and growth prospects. In addition, if we use a substantial amount of our funds to acquire or in-license products or product candidates, we may not have sufficient additional funds to conduct all of our operations in the manner we would otherwise choose.

We have significant intangible assets and goodwill. Consequently, the future impairment of our intangible assets and goodwill may significantly impact our profitability.

Our intangible assets and goodwill are significant and are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Additionally, goodwill and indefinite-lived assets are subject to an impairment test at least annually. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Our results of operations and financial position in future periods could be negatively impacted should future impairments of intangible assets or goodwill occur.

Our financial results have been and may continue to be adversely affected by foreign currency exchange rate fluctuations.

Because our financial results are reported in U.S. dollars, we are exposed to foreign currency exchange risk as the functional currency financial statements of non-U.S. subsidiaries are translated to U.S. dollars for reporting purposes. To the extent that revenue and expense transactions are not denominated in the functional currency, we are also subject to the risk of transaction losses. For example, because our product sales outside of the U.S. are primarily denominated in the euro, our sales of those products have been and may continue to be adversely affected by fluctuations in foreign currency exchange rates. Given the volatility of exchange rates, as well as our expanding operations, there is no guarantee that we will be able to effectively manage currency transaction and/or translation risks, which could adversely affect our operating results. Although we utilize foreign exchange forward contracts to manage currency risk primarily related to certain intercompany balances denominated in non-functional currencies, our efforts to manage currency risk may not be successful.

Changes in our effective tax rates could adversely affect our business and financial condition, results of operations and growth prospects.

We are incorporated in Ireland and maintain subsidiaries in North America, the U.K. and a number of other foreign jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various jurisdictions where we operate. Our effective tax rate may fluctuate depending on a number of factors, including, but not limited to, the allocation of our profits or losses between the jurisdictions where we operate and changes to or differences in interpretation of tax laws.

We are subject to reviews and audits by the IRS, and other taxing authorities from time to time, and the IRS or other taxing authority may challenge our structure, transfer pricing arrangements and tax positions through an audit or lawsuit.



Responding to or defending against challenges from taxing authorities could be expensive and consume time and other resources. If we are unsuccessful, we may be required to pay additional taxes for prior periods, interest, fines or penalties, and may be obligated to pay increased taxes in the future, any of which could require us to reduce our operating expenses, decrease efforts in support of our products or seek to raise additional funds. Any of these actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Changes to tax laws relating to multinational corporations could adversely affect us.

The U.S. Congress, the EU, the OECD, and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. As a result of the focus on the taxation of multinational corporations, the tax laws in Ireland, the U.S. and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us.

One example is the OECD's initiative in the area of "base erosion and profit shifting," including the 15% global minimum tax under Pillar Two. Ireland adopted legislation implementing Pillar Two with effect from the beginning of 2024, and a number of other jurisdictions in which we do business have adopted legislation implementing certain key aspects of Pillar Two, with further provisions expected to be enacted in the future. The OECD has issued (and is expected to continue to issue further) administrative guidance providing transition and safe harbor rules in relation to the implementation of the Pillar Two proposal. For example, on January 5, 2026, the OECD published a package of administrative guidance providing for, among other things, the extension of the application of certain existing transitional safe harbor rules and the introduction of additional safe harbors. We are monitoring developments and evaluating the potential impacts of the Pillar Two rules, including on our effective tax rates, and considering our eligibility to qualify for the relevant safe harbor rules. Any further Pillar Two legislation or guidance could have an adverse impact on our effective tax rate, tax liabilities, and cash tax and may increase our compliance costs.

Further, the IRA, among other things, introduced new tax provisions, including a 15% corporate alternative minimum tax for certain large corporations. These provisions became effective in 2023. The IRS has issued limited guidance on the corporate alternative minimum tax and the other tax provisions in the IRA, and much of this guidance has yet to be finalized. Final guidance under the IRA could adversely affect our tax provision, cash tax liability and effective tax rate.

The U.S. and other jurisdictions in which we operate continue to consider other changes in tax laws and regulations that apply to multinationals, including proposed legislation and guidance with respect to R&D expenditures and other guidance under the 2017 Tax Cuts and Jobs Act. On July 4, 2025, the U.S. adopted legislation that extended certain provisions of the 2017 Tax Cuts and Jobs Act, which would otherwise have expired on December 31, 2025, and introduced a number of other changes to U.S. tax laws, including immediate expensing of domestic research and experimentation expenditures. The new legislation also introduced certain amendments to the foreign-derived intangible income provisions, with effect as of 2026. We are still evaluating the effect of the new legislation on our tax provision, cash tax liability and effective tax rate.

The IRS may not agree with the conclusion that we should be treated as a foreign corporation for U.S. federal tax purposes.

Although we are incorporated in Ireland, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal tax purposes pursuant to Section 7874 of the Code. For U.S. federal tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are an Irish incorporated entity, we would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes. Because we indirectly acquired all of Jazz Pharmaceuticals, Inc.'s assets through the acquisition of the shares of Jazz Pharmaceuticals, Inc. common stock when the businesses of Jazz Pharmaceuticals, Inc. and Azur Pharma were combined in the Azur Merger, the IRS could assert that we should be treated as a U.S. corporation for U.S. federal tax purposes under Section 7874. Moreover, new statutory and/or regulatory provisions under Section 7874 of the Code or otherwise could be enacted that could adversely affect our status as a foreign corporation for U.S. federal tax purposes, and any such provisions could have prospective or retroactive application to us, our shareholders, Jazz Pharmaceuticals, Inc. and/or the Azur Merger.

Jazz Pharmaceuticals.

Our ability to use NOLs and carryforward tax losses to offset potential taxable income is limited under applicable law and could be subject to further limitations if we do not generate taxable income in a timely manner or if certain "ownership change" provisions of applicable law result in further limitations.

Our ability to use NOLs to offset potential future taxable income and related income taxes that would otherwise be due also depends on our ability to generate future income that is taxable in the U.S. before the NOLs expire. We cannot predict with certainty when, or whether, our U.S. affiliates will generate sufficient taxable income to use all of the NOLs. In addition, the use of NOLs to offset potential future taxable income and related income taxes that would otherwise be due is subject to limitations under the "ownership change" provisions of Sections 382 and 383 of the Code and similar state provisions. Additionally, U.K. carryforward tax losses may become subject to limitations in the event of certain changes in the ownership interest of significant shareholders where there is also a major change in the nature of conduct of a trade or business within a specified period of time. These limitations may cause us to lose or forfeit additional NOLs or carryforward tax losses before we can use these attributes. Subsequent ownership changes and changes to the U.S. federal or state or U.K. tax rules with respect to the use of NOLs and carryforward tax losses may further affect our ability to use these losses in future years.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares has been volatile and is likely to continue to be volatile in the future, and the value of your investment could decline significantly.

The stock market in general, including the market for life sciences companies, has experienced extreme price and trading volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, which has resulted in decreased market prices, notwithstanding the lack of a fundamental change in the underlying business models of those companies. Worsening economic conditions and other adverse effects or developments may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. The market price for our ordinary shares is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market, industry and other factors, including the risk factors described in this "Risk Factors" section.

Our share price may be dependent upon the valuations and recommendations of the analysts who cover our business. If our results do not meet these analysts' forecasts, the expectations of our investors or the financial guidance we provide to investors in any period, the market price of our ordinary shares could decline. Our ability to meet analysts' forecasts, investors' expectations and our financial guidance is substantially dependent on our ability to maintain or increase sales of our marketed products.

In addition, the market price of our ordinary shares may decline if the effects of our strategic transactions on our financial or operating results are not consistent with the expectations of financial analysts or investors. The market price of our ordinary shares could also be affected by possible sales of our ordinary shares by holders of our Exchangeable Senior Notes who may view our Exchangeable Senior Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity involving our ordinary shares by the holders of our Exchangeable Senior Notes.

We are subject to Irish law, which differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liability provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Act 2014, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions, mergers, amalgamations and acquisitions, takeovers and shareholder lawsuits. The duties of directors and officers of an Irish company are generally owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a U.S. jurisdiction.

Our articles of association, Irish law, the Amended Credit Agreement and the indentures governing our Secured Notes and Exchangeable Senior Notes contain provisions that could delay or prevent a takeover of us by a third party.

Our articles of association could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our ordinary shares. In addition to our articles of association, several mandatory provisions of Irish law could prevent or delay an acquisition of us. We are also subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances. Furthermore, a takeover of us may trigger a default under the Amended Credit Agreement or the requirement that we offer to purchase our Secured Notes or Exchangeable Senior Notes and/or increase the exchange rate applicable to our Exchangeable Senior Notes, which could make it more costly for a potential acquirer to engage in a business combination transaction with us.

These provisions, whether alone or together, may discourage potential takeover attempts, discourage bids for our ordinary shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, our ordinary shares. These provisions, whether alone or together, could also discourage proxy contests and make it more difficult for our shareholders to elect directors other than the candidates nominated by our board.

Future sales and issuances of our ordinary shares, securities convertible into or exercisable or exchangeable for our ordinary shares or rights to purchase ordinary shares or convertible or exchangeable securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline.

We expect to continue to opportunistically seek access to additional capital to license or acquire additional products, product candidates or companies to expand our operations, to restructure or refinance our debt or for general corporate purposes. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for ordinary shares, our shareholders may experience substantial dilution. We may sell ordinary shares, and we may sell convertible or exchangeable securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such ordinary shares, convertible or exchangeable securities or other equity securities in subsequent transactions, existing shareholders may be materially diluted.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

We do not currently plan to pay cash dividends in the foreseeable future. Any future determination as to the payment of dividends will, subject to Irish legal requirements, be at the sole discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, compliance with the terms of the Amended Credit Agreement and the indenture governing our Secured Notes, and other factors our board of directors deems relevant. Accordingly, holders of our ordinary shares must rely on increases in the trading price of their shares for returns on their investment in the foreseeable future. In addition, in the event that we pay a dividend on our ordinary shares, in certain circumstances, as an Irish tax resident company, some shareholders may be subject to withholding tax, which could adversely affect the price of our ordinary shares.

General Risk Factors

If we fail to attract, retain and motivate members of our executive management team and key personnel, our operations and our future growth may be adversely affected.

Our success and our ability to grow depend in part on our continued ability to attract, retain and motivate highly qualified personnel, including our executive management team. In addition, changes we make to our current and future work environments may not meet the needs or expectations of our employees or may be perceived as less favorable compared to other companies' policies, which could negatively impact our ability to hire and retain qualified personnel, whether in a remote or in-office environment. Moreover, the loss of services and institutional knowledge of one or more members of our executive management team or other key personnel could delay or prevent the successful completion of some of our vital activities and may negatively impact our operations and future growth. We do not carry "key person" insurance. Until we integrate new personnel, and unless they are able to succeed in their positions, we may be unable to successfully manage and grow our business. In any event, if we are unable to attract, retain and motivate quality individuals, or if there are delays, or if we do not successfully manage personnel and executive management transitions, our business, financial condition, results of operations and growth prospects could be adversely affected.

Our workforce initiatives could expose us to the risk of litigation or investigations, resulting in injunctions, penalties, or reputational harm.

We have talent management efforts designed to build and maintain an inclusive environment with diverse thought, backgrounds, experiences and skillsets throughout our organization. However, there has been increasing scrutiny on these types of initiatives, including from activists and policymakers challenging how such initiatives comply with civil rights protections.



Such scrutiny could expose us to the risk of litigation or investigations, resulting in injunctions, penalties, or reputational harm. In addition, if we become unable to (or are perceived not to) successfully implement certain of our workforce initiatives, including in keeping with current or potential future laws or interpretations thereof, our ability to recruit, attract and retain talent may be adversely impacted.

Our business and operations could be negatively affected if we become subject to shareholder activism or hostile bids, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

Shareholder activism, which takes many forms and arises in a variety of situations, has been increasingly prevalent. Stock price declines may also increase our vulnerability to unsolicited approaches. If we become the subject of certain forms of shareholder activism, such as proxy contests or hostile bids, the attention of our management and our board of directors may be diverted from execution of our strategy. Such shareholder activism could give rise to perceived uncertainties as to our future strategy, adversely affect our relationships with business partners and make it more difficult to attract and retain qualified personnel. Also, we may incur substantial costs, including significant legal fees and other expenses, related to activist shareholder matters. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

Item 1B.   Unresolved Staff Comments

There are no material unresolved written comments that were received from the SEC staff 180 days or more before the end of our 2025 fiscal year relating to our periodic or current reports under the Exchange Act.

Item 1C.   Cybersecurity

Risk management and strategy

We have implemented and maintain an information security program designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data including intellectual property, clinical trial participant and patient-related data, and confidential information that is proprietary, strategic or competitive in nature, or collectively, Information Systems and Data.

Our cybersecurity threat risk management processes include the following, among others:

- Our information security department identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and risk profile using various methods including, for example, manual methods and automated tools, conducting scans of the threat environment, conducting threat assessments, performing vulnerability assessments, use of external intelligence feeds, and through third-party-conducted red/blue team testing and tabletop incident response exercises.

- Depending on the environment, we implement and maintain various technical, physical and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: information security policies and standards governing access control, network and device security, encryption standards, incident response plans, disaster recovery plans, risk management, vulnerability detection and management and security awareness training requirements as well as security tools such as firewalls, malware protection tools, secure authentication tools, centralized logging and monitoring tools, threat intelligence tools, and data protection tools.

- Our overall risk assessment and management processes address cybersecurity threats that may have a material impact on our business. Our information security department maintains a risk register of individual risks from cybersecurity threats. Our CISO and CDO periodically review the area of cybersecurity risk management within our overall enterprise risk management program and work with our executive director of internal audit and enterprise risk management to incorporate the aggregate risks from the cybersecurity threat risk register into the overall enterprise risk management program risk register. In addition, our CISO and CDO report significant increases to our threat profile to the Information Security Governance Committee (described below).

- We use third parties, including professional services, incident response and managed security firms (including some that we have on a pre-paid retainer basis), to assist us from time to time to identify, assess, and manage cybersecurity risks, perform threat assessments relating to our Information Systems and Data by reviewing our business and industry vertical threat profiles and applying those to the overall threat landscape, perform penetration tests, conduct cybersecurity readiness exercises, assess program maturity, and to assist in the event of a cybersecurity incident.

- We have third-party vendor management processes designed to help us identify, assess and manage risks from cybersecurity threats to our Information Systems and Data that may arise out of our use of third-party vendors across



our business, including, among others, application providers, hosting companies, contract research organizations, contract manufacturing organizations, distributors, and supply chain resources. Depending on the nature of the services and the service provider, our vendor management processes may include assessment of the cybersecurity practices of such vendors and contractually imposing obligations on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how those risks may affect us see "*Significant disruptions of information technology systems or data security incidents could adversely affect our business*" under Part I, Item 1A. Risk Factors in this Annual Report on Form 10-K.

Governance

- Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The Audit Committee helps oversee our cybersecurity risk management processes, including oversight of risks from cybersecurity threats.

- The Information Security Governance Committee and the Audit Committee receive various reports from CISO and CDO. The CISO (or their designee) reports to the Audit Committee on cybersecurity risk on at least a quarterly basis. Written reports and presentation materials regarding cybersecurity risk provided to the Audit Committee are made available to the board of directors and they can discuss the materials and cybersecurity risk with the Audit Committee members. The Internal Audit team oversees internal controls implemented by us under our information security program.

- Our information security program is implemented and maintained by certain of our management, including the CISO, CDO and other members of our Information Security Governance Committee (Chief Legal Officer, Chief Financial Officer, and Chief Ethics & Compliance Officer). Our CISO has served in various cybersecurity roles for over 25 years across multiple companies and industry verticals including banking, consulting, e-commerce, and pharmaceuticals, and is a Certified Information Systems Security Professional. In addition, our CDO, who has oversight of our cybersecurity program, has served in various information technology roles for over 25 years across multiple companies and industry verticals including publishing and pharmaceuticals.

- The Information Security Governance Committee helps assess and manage our cybersecurity risks and monitor the effectiveness of our information security program and risk management. Management, including those serving on our Information Security Governance Committee, is responsible for hiring appropriate cybersecurity personnel, helping to integrate cybersecurity considerations into our overall risk management strategy, providing appropriate resources for cybersecurity risk management, and communicating key priorities to relevant personnel. Our cybersecurity incident response plan includes processes designed to escalate certain cybersecurity incidents that caused a significant impact to us to members of the Information Security Governance Committee, and certain members of executive management depending on the circumstances. In addition, our incident response plan includes reporting to the Audit Committee for certain cybersecurity incidents, including those that have potentially had a material impact to us.



Item 2.   Properties

Our corporate headquarters are located in Dublin, Ireland, and our U.S. operations are located in Palo Alto, California, Carlsbad, California, Philadelphia, Pennsylvania and Durham, North Carolina. In addition to our owned manufacturing and development facilities and our leased administrative, manufacturing and development facilities, we also have dedicated growing facilities operated by contract partners. The following table contains information about our significant properties as of December 31, 2025:

Type	Location	Approximate Square Feet	Lease / Contract Expiration Date
Administrative office	Dublin, Ireland	45,000	2036
Administrative office	Palo Alto, U.S.	27,000	2035
Administrative office	Philadelphia, U.S.	60,000	2029
Administrative office	Carlsbad, U.S.	43,000	2028
Administrative office and laboratory	Durham, U.S.	29,000	2026
Administrative office	Cambridge, U.K.	22,000	2026-2030
Administrative office and laboratory	Vancouver, Canada	15,000	2029
Administrative office	London, U.K.	13,000	2034
Administrative office and laboratory	Villa Guardia (Como), Italy	34,000	2029
Manufacturing and development	Athlone, Ireland	58,000	Owned
Manufacturing and development	Southern U.K.	136,000	2026-2036
Manufacturing and development	Villa Guardia (Como), Italy	45,000	Owned
Growing facility	Eastern U.K.	1,960,000	2031
Growing facility	Northern U.K.	915,000	2030

In addition, we have offices in Japan, Australia, France and elsewhere in Europe.

We believe that our existing properties are in good condition and suitable for the conduct of our business. As we continue to expand our operations, we may need to lease additional or alternative facilities.

Item 3.   Legal Proceedings

The information required to be set forth under this Item 3 is incorporated by reference to Note 13, Commitments and Contingencies—Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our ordinary shares trade on The Nasdaq Global Select Market under the trading symbol "JAZZ."

Holders of Ordinary Shares

As of February 17, 2026, there were 878 holders of record of our ordinary shares. Because almost all of our ordinary shares are held by brokers, nominees and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividends

Under Irish law, dividends may only be paid, and share repurchases and redemptions must generally be funded only out of, "distributable reserves." In addition, the terms of the Amended Credit Agreement restrict our ability to make certain restricted payments, including dividends and other distributions by us in respect of our ordinary shares, subject to, among other exceptions, (1) a general exception for dividends and other restricted payments not to exceed in the aggregate the greater of $350 million and 3.5% of consolidated total assets (as defined in the Amended Credit Agreement) when made, (2) an exception that allows for dividends and other restricted payments equal to an amount tied to our financial performance, so long as no default or event of default shall have occurred and is continuing under the Amended Credit Agreement and the total net leverage ratio (as defined in the Amended Credit Agreement) on a pro forma basis does not exceed 5:1, and (3) an exception that allows for additional dividends and other restricted payments, so long as no default or event of default shall have occurred and is continuing under the Amended Credit Agreement and the total net leverage ratio (as defined in the Amended Credit Agreement) on a pro forma basis is not greater than 4:1. Any future determination as to the payment of dividends will, subject to Irish legal requirements, be at the sole discretion of our board of directors and will depend on our consolidated financial condition, results of operations, capital requirements, compliance with the terms of the Amended Credit Agreement or other future borrowing arrangements, and other factors our board of directors deems relevant.

Irish Law Matters

As we are an Irish incorporated company, the following matters of Irish law are relevant to the holders of our ordinary shares.

Irish Restrictions on Import and Export of Capital

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish domestic securities, which includes ordinary shares of Irish companies. Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. It is an offense under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions. Any transfer of, or payment in respect of, securities involving a person or entity that is currently the subject of Irish, EU or United Nations sanctions or any person or entity controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to restrict financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of interests in shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, a share or interest in a share involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

Irish Taxes Applicable to U.S. Holders

Irish Tax on Dividends. While we have no current plans to pay dividends, dividends on our ordinary shares would generally be subject to Irish Dividend Withholding Tax at the standard rate (currently 25%), unless an exemption applies.



Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from us will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in us (for example, they are resident in Ireland). Shareholders who are not resident nor ordinarily resident in Ireland but who are not entitled to an exemption from Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends which suffer Irish dividend withholding tax.

Irish Tax on Capital Gains. A shareholder who (i) is neither resident nor ordinarily resident in Ireland for Irish tax purposes and (ii) does not use or hold, and did not acquire, our ordinary shares in connection with a trade or business carried on by such shareholder in Ireland through a branch or agency generally should not be subject to Irish tax on capital gains on a disposal of our ordinary shares.

A shareholder who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable for Irish tax on capital gains on any chargeable gain realized upon the disposal of our ordinary shares during the period in which such individual is a non-resident.

Capital Acquisitions Tax. Irish CAT is comprised principally of gift tax and inheritance tax. CAT could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares are regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes. Gifts and inheritances passing between spouses are exempt from CAT. Our shareholders should consult their own tax advisers as to any tax consequences of holding our ordinary shares, including whether CAT is creditable or deductible in computing any domestic tax liabilities.

Stamp Duty. Irish stamp duty (if any) may become payable in respect of ordinary share transfers. However, a transfer of our ordinary shares from a seller who holds shares through DTC to a buyer who holds the acquired shares through DTC will not be subject to Irish stamp duty. A transfer of our ordinary shares (i) by a seller who holds ordinary shares outside of DTC to any buyer or (ii) by a seller who holds the ordinary shares through DTC to a buyer who holds the acquired ordinary shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the ordinary shares acquired, if greater). The person accountable for payment of stamp duty is the buyer or, in the case of a transfer by way of a gift or for less than market value, all parties to the transfer.

A shareholder who holds ordinary shares outside of DTC may transfer those ordinary shares into DTC without giving rise to Irish stamp duty provided that the shareholder would be the beneficial owner of the related book-entry interest in those ordinary shares recorded in the systems of DTC (and in exactly the same proportions) as a result of the transfer and at the time of the transfer into DTC there is no sale of those book-entry interests to a third party being contemplated by the shareholder. Similarly, a shareholder who holds ordinary shares through DTC may transfer those ordinary shares out of DTC without giving rise to Irish stamp duty provided that the shareholder would be the beneficial owner of the ordinary shares (and in exactly the same proportions) as a result of the transfer, and at the time of the transfer out of DTC there is no sale of those ordinary shares to a third party being contemplated by the shareholder. In order for the share registrar to be satisfied as to the application of this Irish stamp duty treatment where relevant, the shareholder must confirm to us that the shareholder would be the beneficial owner of the related book-entry interest in those ordinary shares recorded in the systems of DTC (and in exactly the same proportions) (or vice-versa) as a result of the transfer and there is no agreement being contemplated for the sale of the related book-entry interest or the ordinary shares or an interest in the ordinary shares, as the case may be, by the shareholder to a third party.

Performance Measurement Comparison (1)

The following graphs show the TSR on the last day of each year of an investment of $100 in cash as if made on December 31, 2020 and on the last day of each quarter of an investment of $100 in cash as if made on December 31, 2024, respectively, in (i) our ordinary shares; (ii) the Nasdaq Composite Index; and (iii) the Nasdaq Biotechnology Index through December 31, 2025. The TSR shown in the graphs below are not necessarily indicative of future performance, and we do not make or endorse any predictions as to future shareholder returns.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN (2)



COMPARISON OF ONE YEAR CUMULATIVE TOTAL RETURN (2)



(1) These performance graphs and related information are not "soliciting material," are not deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, nor shall such information be incorporated by reference into any of our filings under the Exchange Act or Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Information used in the graphs was obtained from Research Data Group, Inc.



Recent Sales of Unregistered Securities

Not applicable.

Issuer Purchases of Equity Securities

On July 31, 2024, we announced that our board of directors had authorized the New Repurchase Program pursuant to which our board of directors authorized us to repurchase our ordinary shares for up to an aggregate purchase price of $500.0 million, exclusive of any brokerage commissions. Under the New Repurchase Program, which has no expiration date, we may repurchase our ordinary shares from time to time by any methods and/or structures permitted by applicable law. During the three months ended December 31, 2025, we did not repurchase any of our ordinary shares. As of December 31, 2025, the remaining amount authorized under the New Repurchase Program was $225.0 million.

The timing and amount of repurchases will depend on a variety of factors, including the price of our ordinary shares, alternative investment opportunities, restrictions under our outstanding Amended Credit Agreement and the indenture for our Secured Notes, corporate and regulatory requirements, and market conditions. The New Repurchase Program may be modified, suspended or discontinued at any time without our prior notice.

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of the Management Discussion and Analysis is to present information that management believes is relevant to promote an understanding of our results of operations and cash flows for the fiscal year ended December 31, 2025 and our financial condition as of December 31, 2025 and should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the risks and uncertainties described in "Risk Factors" in Part I, Item 1A in this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Forward-looking statements are statements that attempt to forecast or anticipate future developments in our business, financial condition or results of operations. See the "Cautionary Note Regarding Forward-Looking Statements" that appears at the beginning of this Annual Report on Form 10-K. These statements, like all statements in this report, speak only as of the date of this Annual Report on Form 10-K (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Jazz Pharmaceuticals plc is a global biopharmaceutical company whose purpose is to innovate to transform the lives of patients and their families. We are dedicated to developing life-changing medicines for people with rare disease – often with limited or no therapeutic options. We have a diverse portfolio of medicines, including leading therapies addressing epilepsies, cancers and sleep disorders. Our patient-focused and science-driven approach powers pioneering R&D advancements across our robust pipeline of innovative therapeutics.

Our strategy for growth is rooted in executing commercial launches and ongoing commercialization initiatives, advancing robust R&D programs and delivering impactful clinical results, effectively deploying capital to strengthen the prospects of achieving our short- and long-term goals through strategic corporate development, and delivering strong financial performance. We focus on rare disease, which often have high unmet needs and small patient populations, resulting in efficient, concentrated call points. We seek to identify and develop highly differentiated therapies for these patients that we expect will be long-lived assets and that we can support with an efficient commercialization model. In addition, we leverage our efficient, scalable operating model and integrated capabilities across our global infrastructure to effectively reach patients around the world.

We continue to invest in pipeline programs that further our rare disease strategy. For a summary of our ongoing R&D activities, see "Business—Research and Development Progress" in Part I, Item 1 of this Annual Report on Form 10-K.

Our lead marketed products, listed below, are approved in countries around the world to improve patient care.

Product	Indications	Initial Approval Date	Markets



Product	Indications	Initial Approval Date	Markets
Xywav® (calcium, magnesium, potassium, and sodium oxybates)	Treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy.	July 2020	U.S.
	Treatment of IH in adults.	August 2021	U.S.
	Treatment of cataplexy in patients with narcolepsy.	May 2023	Canada
Epidiolex® (cannabidiol)	Treatment of seizures associated with LGS, DS, or TSC in patients 1 year of age and older.	June 2018 and July 2020	U.S.
	Adjunctive therapy of seizures associated with LGS, DS, or TSC in patients 1 year of age and older.	April and October 2021	Israel
	For adjunctive therapy of seizures associated with LGS, DS or TSC for patients 2 years of age and older.	November 2023	Canada
Epidyolex® (cannabidiol)	For adjunctive therapy of seizures associated with LGS or DS, in conjunction with clobazam, for patients 2 years of age and older.[1]	September 2019	EU, Great Britain, EEA, Switzerland, Australia, other markets
	For adjunctive therapy of seizures associated with TSC for patients 2 years of age and older.	April 2021	EU, Great Britain, EEA and Switzerland
Ziihera® (zanidatamab-hrii)	Treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test.	November 2024	U.S. (licensed from Zymeworks)[2]
	Treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy.	June 2025	EU (licensed from Zymeworks)[3]
	Treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.	January 2026	Canada (licensed from Zymeworks)[4]
Modeyso™ (dordaviprone)	Treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.	August 2025	U.S.[2]
Zepzelca® (lurbinectedin)	Treatment of adult patients with metastatic SCLC, with disease progression on or after platinum-based chemotherapy.	June 2020	U.S. (licensed from PharmaMar)[2]
	Treatment of adults with Stage III or metastatic SCLC who have progressed on or after platinum-containing therapy.	September 2021	Canada (licensed from PharmaMar)[4]
	In combination with atezolizumab or atezolizumab and hyaluronidase-tqjs for the first-line maintenance treatment of adult patients with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab or atezolizumab and hyaluronidase-tqjs, carboplatin and etoposide.	October 2025	U.S. (licensed from PharmaMar)
Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL, and LBL, in adult and pediatric patients 1 month or older who have developed hypersensitivity to E. coli-derived asparaginase.	June 2021	U.S.



Product	Indications	Initial Approval Date	Markets
Rylaze® (crisantaspase recombinant)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL and LBL, in adults and pediatric patients 1 year or older who have developed hypersensitivity to E. coli-derived asparaginase.	September 2022	Canada
Enrylaze® (recombinant crisantaspase)	A component of a multi-agent chemotherapeutic regimen for the treatment of ALL and LBL in adult and pediatric patients (1 month and older) who have developed hypersensitivity or silent inactivation to E. coli-derived asparaginase.	September 2023	EU, Great Britain, Switzerland, other markets

[1] The clobazam restriction limited to EU and Great Britain

[2] Accelerated approval received from FDA

[3] Conditional marketing authorization granted by EC

[4] Conditional approval received from Health Canada

Rare Sleep Disorders

We are the leader in the development and commercialization of oxybate therapy for patients with rare sleep disorders. In 2020, we received FDA approval for Xywav for the treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy. In August 2021, Xywav became the first and only therapy approved by FDA for the treatment of IH in adults. Xywav has become a standard of care for patients with narcolepsy and IH.

Since there is no cure for narcolepsy and long-term disease management is needed, we believe that Xywav represents an important therapeutic option for patients with this sleep disorder. Our commercial efforts are focused on educating patients and physicians on the strength of clinical evidence that supports the use of Xywav for treating narcolepsy and IH. Xywav has demonstrated efficacy for the treatment of cataplexy and EDS in narcolepsy and multiple daytime symptoms such as sleep inertia in IH. Analysis from the Phase 4 DUET trial showed improvements across multiple polysomnography measures in both narcolepsy and IH, suggesting Xywav improves measures of sleep fragmentation in these conditions. In addition, we are also focused on educating patients and physicians on the long-term health impacts of high sodium intake, and how the use of Xywav helps address a modifiable risk factor for cardiovascular morbidity. We view the continued adoption of Xywav in narcolepsy as a positive indication that physicians and patients appreciate the benefits of a low-sodium oxybate option.

In June 2021, FDA recognized seven years of ODE for Xywav in EDS and cataplexy in narcolepsy through July 2027 (which was subsequently extended to January 2028). Nevertheless, Lumryz, a fixed-dose, high-sodium oxybate, was approved by FDA on May 1, 2023, for the treatment of cataplexy or EDS in adults with narcolepsy and was launched in the U.S. market by Avadel in June 2023. FDA continues to recognize seven years of ODE for Xywav in narcolepsy. In connection with granting ODE, FDA stated that "Xywav is clinically superior to Xyrem by means of greater safety because Xywav provides a greatly reduced chronic sodium burden compared to Xyrem." FDA's summary also stated that "the differences in the sodium content of the two products at the recommended doses will be clinically meaningful in reducing cardiovascular morbidity in a substantial proportion of patients for whom the drug is indicated." FDA has also recognized that the difference in sodium content between Xywav and Lumryz is likely to be clinically meaningful in all patients with narcolepsy and that Xywav is safer than Lumryz in all such patients. Lumryz has the same sodium content as Xyrem. Our first medicine in rare sleep disorders was Xyrem, which was approved by FDA in 2002, and contains 1640mg of sodium per 9gram dose per night. Xyrem is indicated for the treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy. Xywav contains 92% less sodium than Xyrem and is the only approved oxybate therapy that does not carry a warning and precaution related to high sodium intake.

On August 12, 2021, FDA approved Xywav for the treatment of IH in adults. Xywav remains the first and only FDA-approved therapy to treat IH. We initiated the U.S. commercial launch of Xywav for the treatment of IH in adults in November 2021. In January 2022, we announced that FDA recognized seven years of ODE for Xywav in IH through August 2028. IH is a debilitating neurologic sleep disorder characterized by chronic EDS (the inability to stay awake and alert during the day resulting in the irrepressible need to sleep or unplanned lapses into sleep or drowsiness), severe sleep inertia, and prolonged and non-restorative nighttime sleep. An estimated 37,000 people in the U.S. have been diagnosed with IH and are actively seeking healthcare.

We have agreements in place for Xywav with all three major PBMs in the U.S. To date, we have entered into agreements with various entities and have achieved benefit coverage for Xywav in both narcolepsy and IH indications for approximately 90% of commercial lives.



We have seen strong adoption of Xywav in narcolepsy since its launch in November 2020, and increasing adoption in IH since its launch in November 2021. At the end of 2025, there were approximately 16,175 patients taking Xywav, including approximately 10,950 patients with narcolepsy and approximately 5,225 patients with IH.

Rare Epilepsies

We acquired Epidiolex (Epidyolex in certain markets outside the U.S.) in May 2021 as part of the GW Acquisition, which added a durable and long-lived asset in rare epilepsies to our portfolio. Epidiolex was approved in the U.S. in June 2018 for the treatment of seizures associated with two rare and severe forms of epilepsy, LGS and DS, in patients two years of age and older, and subsequently approved in July 2020 for the treatment of seizures associated with TSC in patients one year of age and older. FDA also approved the expansion of the other indications, LGS and DS, to patients one year of age and older. In September 2019, the EC granted marketing authorization under the trade name Epidyolex for use as adjunctive therapy of seizures associated with LGS or DS, in conjunction with clobazam, for patients two years of age and older. The clobazam restriction is limited to the EU and Great Britain. Epidyolex was also approved for adjunctive therapy of seizures associated with TSC for patients 2 years of age and older in the EU in April 2021 and Great Britain in August 2021. Epidyolex is now launched and reimbursed in more than 40 countries.

Rare Oncology

We acquired exclusive development and commercialization rights to Ziihera in 2022 through an exclusive licensing and collaboration agreement with a subsidiary of Zymeworks providing development and commercialization rights to zanidatamab across all indications in the U.S., Europe, Japan and all other territories except for those Asia/Pacific territories previously licensed by Zymeworks. The term of the license agreement extends on a licensed product-by-licensed product and country-by-country basis until the expiration of the royalty term for such licensed product in such country. We have the right to terminate the amended license agreement at will upon a specified notice period, and either party can terminate the amended license agreement for the other party's uncured material breach or bankruptcy.

Ziihera is a bispecific HER2-directed antibody that binds to two extracellular sites on HER2. Binding of zanidatamab-hrii with HER2 results in internalization leading to a reduction of the receptor on the tumor cell surface. In the U.S., Ziihera was granted accelerated approval by FDA in November 2024 and is indicated for the treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test. Ziihera was launched in December 2024. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the Phase 3 HERIZON-BTC-302 confirmatory trial. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy. In January 2026, Ziihera obtained conditional approval in Canada for the treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.

We completed the Chimerix Acquisition in April 2025 for a total cash consideration of $944.2 million, adding Modeyso, a protease activator of the ClpP that also inhibits DRD2, to our rare oncology portfolio. In August 2025, Modeyso was granted accelerated approval by FDA for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy. Modeyso is the first and only treatment option approved by FDA for this ultra-rare and aggressive brain tumor that mainly affects children and young adults. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the Phase 3 ACTION confirmatory trial. In connection with the approval by FDA of Modeyso in August 2025, we received a rare pediatric disease PRV, which we sold in January 2026 for total cash consideration of $200.0 million of which 50% is attributable to us.

We acquired U.S. development and commercialization rights to Zepzelca in early 2020, and launched six months thereafter, with an indication for treatment of patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy. Our education and promotional efforts are focused on SCLC-treating physicians. We are continuing to market Zepzelca across academic and community cancer centers. In October 2024, we announced positive top-line results from the Phase 3 IMforte trial showing a statistically significant and clinically meaningful progression-free survival and overall survival benefit for Zepzelca and atezolizumab in combination in the first-line maintenance setting. In June 2025, the sNDA submission for the combination of Zepzelca with atezolizumab or atezolizumab and hyaluronidase-tqjs was granted Priority Review by FDA and subsequently approved in October 2025 as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, or atezolizumab and hyaluronidase-tqjs carboplatin and etoposide.

Jazz Pharmaceuticals.

Rylaze was approved by FDA in June 2021 under the RTOR program, and was launched in the U.S. in July 2021, for use as a component of a multi-agent chemotherapeutic regimen for the treatment of patients with ALL, and LBL, in pediatric and adult patients one month and older who have developed hypersensitivity to E. coli-derived asparaginase. Rylaze is the only recombinant erwinia asparaginase manufactured product approved in the U.S. that maintains a clinically meaningful level of asparaginase activity throughout the entire course of treatment. We developed Rylaze to address the needs of patients and health care providers for an innovative, high-quality erwinia asparaginase with reliable supply. The initial approved recommended dosage of Rylaze was for an IM administration of 25 mg/m^2 every 48 hours. In November 2022, FDA approved an sBLA, for a Monday/Wednesday/Friday 25/25/50 mg/m^2 IM dosing schedule. In September 2023, the EC granted marketing authorization for JZP458 (Rylaze) under the trade name Enrylaze®. Enrylaze was approved in Great Britain in January 2024, and is also approved in Canada, Switzerland and Australia.

Other Rare Disease

In October 2025, we divested Sativex to CNX Therapeutics, who will assume responsibility for Sativex in all countries it is approved. Our existing partnerships will transition to CNX Therapeutics and it will take responsibility for commercialization in those markets previously owned by us. We will continue to manufacture Sativex during the transition period given the complexity of the product and all external growing partnerships will transition to CNX Therapeutics.

Research and Development Progress

Our R&D activities encompass all stages of development and currently include clinical testing of new product candidates and activities related to clinical improvements of, or additional indications or new clinical data for, our existing marketed products. We also have active preclinical and early-stage programs for novel therapies that further our rare disease strategy and leverage the strong R&D capabilities we have built. We are increasingly leveraging our internal R&D function, and we have entered into collaborations with third parties for the R&D of innovative early-stage product candidates and have supported additional investigator-sponsored trials that are anticipated to generate additional data related to our products. We also seek out investment opportunities in support of the development of early- and mid-stage technologies in areas where we have deep expertise with a focus on validated targets and mechanisms. We have a number of licensing and collaboration agreements with third parties, including biotechnology companies, academic institutions and research-based companies and institutions, related to preclinical and clinical R&D activities.

Within our oncology R&D program, in October 2022, we announced an exclusive licensing and collaboration agreement with Zymeworks providing us development and commercialization rights to Zymeworks' zanidatamab across all indications in the U.S., Europe, Japan and all other territories except for those Asia/Pacific territories previously licensed by Zymeworks. In December 2022, we exercised the option to continue with the exclusive development and commercialization rights to zanidatamab. Under the terms of the agreement, Zymeworks received an upfront payment of $50.0 million, and following the exercise of our option to continue the collaboration, a second, one-time payment of $325.0 million. Zymeworks is also eligible to receive regulatory and commercial milestone payments of up to $1.4 billion, for total potential payments of $1.76 billion. Zymeworks is eligible to receive tiered royalties between 10% and 20% on our net sales. Zanidatamab is a bispecific HER2-directed antibody that binds to two extracellular sites on HER2.

Following positive data from a pivotal Phase 2 clinical trial evaluating zanidatamab monotherapy in patients with previously treated advanced or metastatic HER2-amplified BTC, we completed a BLA submission in second-line BTC in March 2024. In May 2024, FDA granted priority review of the BLA; we received FDA accelerated approval for this BLA in November 2024. In April 2025, we announced that CHMP adopted a positive opinion recommending the conditional marketing authorization of zanidatamab in second-line BTC. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy. In January 2026, Ziihera obtained conditional approval in Canada for the treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.

In November 2025, we announced positive top-line results from the pivotal Phase 3 HERIZON-GEA-01 trial of zanidatamab in combination with chemotherapy, with or without tislelizumab, as first-line treatment for adults with HER2-positive locally advanced or metastatic GEA. In January 2026, we presented late-breaking results from the trial at ASCO GI. The investigational arm containing zanidatamab plus tislelizumab and chemotherapy demonstrated a statistically significant and clinically meaningful overall survival benefit of more than two years of median overall survival. The greater than seven-month improvement in median overall survival represents a 28% reduction in the risk of death versus the control arm. Both investigational arms led to a statistically significant and clinically meaningful median progression-free survival of more than one year, representing a greater than four-month improvement and 35% reduction in the risk of disease progression or death versus the control arm. FDA granted BTD for zanidatamab's development for patients with HER2+ unresectable locally advanced or metastatic GEA



Zanidatamab is currently being evaluated in multiple clinical trials as a treatment for patients with HER2-expressing cancers: a Phase 2 DiscovHER-Pan-206 trial evaluating zanidatamab monotherapy in previously-treated patients with various HER2-positive (IHC3+) cancers, a Phase 2 EmpowHER-BC-208 trial to evaluate zanidatamab in patients with HER2-positive neoadjuvant and adjuvant breast cancer, a Phase 3 trial EmpowHER-BC-303 to evaluate zanidatamab plus chemotherapy or trastuzumab plus chemotherapy in patients with HER2-positive breast cancer whose disease has progressed on previous T-DXd treatment, and a Phase 3 confirmatory trial examining zanidatamab in first-line patients with HER2-positive BTC.

Our development plan for Zepzelca continues to progress. In October 2024, we announced positive top-line results from the Phase 3 IMforte trial showing a statistically significant and clinically meaningful progression-free survival and overall survival benefit for Zepzelca and atezolizumab in combination in the first-line maintenance setting. In April 2025, we announced the submission of an sNDA to support this combination in the first-line maintenance setting. In June 2025, FDA granted priority review of the sNDA and we subsequently received FDA approval in October 2025 for the combination as a first-line maintenance treatment of adult patients with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab or atezolizumab and hyaluronidase-tqjs, carboplatin and etoposide. In addition, our licensor PharmaMar is conducting a confirmatory trial in second-line SCLC. This ongoing three-arm trial is comparing Zepzelca as either monotherapy or in combination with irinotecan to investigator's choice of irinotecan or topotecan.

Results from the Phase 4 observational trial were presented at the 2025 WCLC that showed Zepzelca demonstrated clinically meaningful effectiveness across subgroups, including those with platinum-resistant disease and those with CNS metastases. The safety and tolerability profile observed in this Phase 4 study was consistent with prior findings, with no new safety signals reported.

In April 2025, we completed the Chimerix Acquisition for $944.2 million in cash, and Chimerix is now our wholly owned subsidiary. The lead clinical asset acquired from Chimerix is Modeyso, a novel first-in-class small molecule that is a protease activator of the ClpP that also inhibits DRD2. In August 2025, Modeyso was granted accelerated approval by FDA for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy. Modeyso is the first and only treatment option approved by FDA for this ultra-rare and aggressive brain tumor that mainly affects children and young adults. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the Phase 3 ACTION confirmatory trial. The ongoing Phase 3 ACTION trial is evaluating Modeyso in newly diagnosed, non-recurrent H3 K27M-mutant diffuse glioma patients following radiation treatment, potentially extending this treatment option into the front-line setting.

In June 2022, we announced FDA had cleared our IND for JZP815 and, in October 2022, we enrolled the first patient in a Phase 1 trial. JZP815 is an investigational stage pan-RAF kinase inhibitor that targets specific components of the MAPK pathway that, when activated by oncogenic mutations, can be a frequent driver of human cancer.

In April 2022, we announced that we had entered into a licensing and collaboration agreement with Werewolf to acquire exclusive, worldwide development and commercialization rights to Werewolf's investigational WTX-613, now referred to as JZP898. Under the terms of the agreement, we made an upfront payment of $15.0 million to Werewolf, and Werewolf is eligible to receive development, regulatory and commercial milestone payments of up to $1.26 billion. If approved, Werewolf is eligible to receive a tiered, mid-single-digit percentage royalty on net sales of JZP898. This provides us with an opportunity to expand into immuno-oncology. JZP898 is a differentiated, conditionally-activated IFNα INDUKINE™ molecule. In November 2023, we enrolled our first patient in a Phase 1 trial of JZP898.

In May 2022, we announced that we had entered into a licensing agreement with Sumitomo to acquire exclusive development and commercialization rights in the U.S., Europe and other territories for JZP441. JZP441 is a potent, highly selective oral orexin-2 receptor agonist with potential application for the treatment of narcolepsy, IH and other sleep disorders. In November 2023, we announced that we achieved initial proof-of-concept in our Phase 1 clinical trial program in healthy volunteers as demonstrated by the MWT. In 2025, we initiated a small Phase 1b trial of JZP441 in narcolepsy Type 1 patients. Based on our continued assessment of the molecule, we made the decision to stop the development of JZP441 and end our partnership with Sumitomo.

In August 2025, we announced that we entered a global license agreement with Saniona to obtain exclusive worldwide rights to develop SAN2355, now referred to as JZP053, for epilepsy and other potential indications. JZP053 is a preclinical, selective small molecule activator of Kv7.2/Kv7.3 potassium channels, a mechanism validated for seizure suppression. Under the terms of the agreement, we made an upfront payment to Saniona of $42.5 million. Saniona is eligible to receive up to $192.5 million in development and regulatory milestones, up to $800 million in commercial milestone payments and tiered royalties ranging from mid-single digits to low-double digits on net sales of commercial products resulting from the development of JZP053. This transaction further expands our early-stage neuroscience pipeline building on our existing expertise in the treatment of epilepsy.



In November 2025, we initiated a Phase 1b trial evaluating Epidiolex as an adjunctive treatment in reducing the frequency of focal seizures compared to the baseline as well as the effect of Epidiolex on health outcome endpoints in early line and refractory participants with focal-onset seizures.

Below is a summary of our key ongoing and planned development projects related to our products and pipeline and their corresponding current stages of development:

Product Candidates	Description
Phase 3	
Zanidatamab	First-line HER2-positive GEA (HERIZON-GEA-01) (ongoing trial)
	First-line HER2-positive BTC (HERIZON-BTC-302) (ongoing confirmatory trial)
	Previously treated HER2-positive breast cancer in patients whose disease has progressed on previous T-DXd treatment (EmpowHER-BC-303) (ongoing trial)
Dordaviprone	First-line H3 K27M-mutant diffuse glioma (ACTION trial) (ongoing confirmatory trial)
Vyxeos	Newly diagnosed adults with standard- and high-risk AML (AMLSG 30-18) (cooperative group study) (ongoing trial)
	Newly diagnosed pediatric patients with AML (AAML 1831) (COG cooperative group study) (ongoing trial)
Phase 2	
Zanidatamab	Basket trial including HER2-positive solid tumors (DiscovHER-Pan-206) (ongoing trial)
	Neoadjuvant and adjuvant breast cancer (EmpowHER-BC-208) (ongoing trial)
	HER2+ advanced GEA in combination with paclitaxel and ramucirumab (Canadian Cancer Trials Group collaboration) (ongoing trial)
	HER2+/PD-L1+ mGEA in combination with pembrolizumab and chemotherapy (ZANGEA) (collaboration study) (trial enrolling)
	Early stage HER2/neu positive (HER2+) breast cancer (collaboration study) (ongoing trial)
Vyxeos	High-risk MDS (PALOMA) (cooperative group study) (ongoing trial)
	Newly diagnosed untreated patients with high-risk AML (MyeloMATCH Tier SWOG) (cooperative group study) (ongoing trial)
	De novo intermediate or adverse risk AML stratified by genomics (ALFA2101) (collaboration study) (ongoing trial)
Vyxeos + other approved therapies	R/R AML or post-hypomethylating agent failure high-risk MDS (MD Anderson collaboration study) (ongoing trial)
	De novo or R/R AML (MD Anderson collaboration study) (ongoing trial)
	AML or high-risk MDS that has IDH1 mutation (MD Anderson collaboration study) (ongoing trial)
JZP3507[1]	Pheochromocytoma and paraganglioma (acquired from Chimerix) (ongoing trial)
Phase 1	
JZP815	Raf and Ras mutant tumors (acquired from Redx) (ongoing trial)
JZP898	Conditionally-activated IFNα INDUKINE™ molecule in solid tumors (ongoing trial)
Vyxeos	Low intensity dosing for higher risk MDS (MD Anderson collaboration study) (ongoing trial)
JZP3507[1]	Primary central nervous system tumors (acquired from Chimerix) (ongoing trial)
JZP3507[1]	Newly diagnosed or recurrent diffuse midline gliomas and other recurrent primary malignant CNS tumors (UCSF collaboration) (acquired from Chimerix) (ongoing trial)
Epidiolex	Focal-onset seizures
JZP047	Absence epilepsy
Preclinical	
JZP3508[2]	Oncology
KRAS inhibitor targets	G12D selective and pan-KRAS molecules (acquired from Redx)
Undisclosed targets	Oncology



CombiPlex®	Hematology/oncology exploratory activities
JZP053[3]	Epilepsy
Undisclosed targets	Sleep
	Epilepsy
	Other Neuroscience

[1]Also known as ONC206

[2]Also known as ONC212

[3]Also known as SAN2355

2025 Highlights and Recent Developments

<u>Regulatory Submissions, Approvals and Commercial Launches</u>
- In April 2025, Ziihera received a positive CHMP opinion for the treatment of advanced HER2-positive BTC. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy.

- The sNDA submission for the combination of Zepzelca with atezolizumab or atezolizumab and hyaluronidase-tqjs was granted priority review by FDA in June 2025 and subsequently approved in October 2025 as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, or atezolizumab and hyaluronidase-tqjs carboplatin and etoposide.

- Following the Chimerix Acquisition in April 2025, Modeyso received FDA approval in August 2025 and was subsequently launched for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.

- Modeyso and Zepzelca were included in the NCCN® Clinical Practice Guidelines in Oncology in 2025.

<u>Research & Development</u>
- Announced positive top-line results from the Phase 3 HERIZON-GEA-01 trial, showing statistically significant and clinically meaningful progression-free survival and overall survival benefits for zanidatamab and chemotherapy with or without tislelizumab in HER2-positive locally advanced or metastatic GEA.

- Initiated zanidatamab Phase 2 EmpowHER-BC-208 trial to evaluate HER2-positive neoadjuvant and adjuvant breast cancer.

- Initiated a Phase 1b trial of Epidiolex in focal-onset seizures.

Challenges, Risks and Trends Related to Our Business

In 2025, Xywav revenues meaningfully contributed to our business. Our current 2026 operating plan assumes that Xywav, with 92% lower sodium compared to high-sodium oxybates (depending on the dose), a dosing titration option and an absence of a sodium warning, will remain the #1 branded oxybate treatment for narcolepsy; the position it held based on revenue in the fourth quarter of 2025. In June 2021, FDA recognized seven years of ODE for Xywav in narcolepsy through July 21, 2027 (which was subsequently extended to January 21, 2028), stating that Xywav is clinically superior to Xyrem by means of greater safety due to reduced chronic sodium burden. While we expect that our business will continue to meaningfully depend on oxybate revenues, there is no guarantee that oxybate revenues will remain at current levels.

Our ability to successfully commercialize Xywav depends on, among other things, our ability to maintain adequate payor coverage and reimbursement for Xywav and acceptance of Xywav by physicians and patients, including of Xywav for the treatment of IH in adults. In an effort to support strong adoption of Xywav and patient success, we are focused on facilitating payor coverage for Xywav and providing robust patient copay and savings programs.

Xywav and Xyrem face competition from Alkermes' Lumryz (acquired through its acquisition of Avadel), a branded product for treatment of cataplexy and/or EDS in narcolepsy, which was launched in the U.S. market in June 2023. In addition, since January 2023, our oxybate products have faced competition from an AG version of high-sodium oxybate pursuant to a settlement agreement we entered into with an ANDA filer, and from July 2023 through the end of 2025, an additional AG version of high-sodium oxybate from a volume-limited ANDA filer. Specifically, a wholly-owned subsidiary of Hikma launched its AG version of sodium oxybate in January 2023 and Amneal launched its AG version of sodium oxybate in July 2023. In September, 2023, Hikma elected to continue to sell the Hikma AG product, with royalties to be paid to us, for an additional four years beginning in January 2024.

Pursuant to amendments to our AG agreement with Hikma, effective January 1, 2026, we extended the period during which Hikma is permitted to sell the Hikma AG product until December 31, 2029. Either we or Hikma may provide notice of



intent to terminate the amended agreement as early as October 1, 2026, in accordance with notice provisions in the agreement. Under these amendments, we continue to have the right to a meaningful royalty from Hikma on net sales of the Hikma AG product throughout the extended Hikma AG period, which royalty rate was fixed through the end of 2025 and then subject to specified reductions as set forth in our agreement with Hikma. We are also paid for supply of the Hikma AG product and are reimbursed by Hikma for a portion of the services costs associated with the operation of the Xywav and Xyrem REMS, and distribution of the Hikma AG product. Hikma also maintains a license to launch its own generic sodium oxybate product, but, if it elects to launch its own generic product, Hikma will no longer have the right to sell the Hikma AG product. In addition, Hikma would need to set up its own REMS (or join an existing REMS operated by another company), which must be open to any other company seeking to commercialize a sodium oxybate product. The Hikma AG product is expected to continue to negatively impact Xyrem and Xywav sales for patients with narcolepsy.

In our settlements with Amneal, Lupin, and Par, we granted each party the right to sell a limited volume of an AG product in the U.S. beginning on July 1, 2023 and ending on December 31, 2025, with royalties to be paid to us. Amneal launched its AG version of high-sodium oxybate in July 2023. Amneal had rights to sell a low-single-digit percentage of historical Xyrem sales over each 6-month sales period, which terminated at the end of 2025. Lupin and Par never elected to launch an AG product. AG products are distributed through the same REMS as Xywav and Xyrem. We also granted each of Amneal, Lupin and Par a license to launch its own generic sodium oxybate product under its ANDA on or after December 31, 2025, or earlier under certain circumstances, including the circumstance where Hikma elects to launch its own generic product. In September 2025, FDA approved Amneal's generic high-sodium oxybate product. In November 2025, FDA approved Ascent's generic high-sodium oxybate product. In addition, any company commercializing a generic version of high-sodium oxybate would need to establish its own REMS, or join an existing REMS operated by another company.

In the future, we expect our oxybate products to continue to face competition from generic versions of high-sodium oxybate pursuant to settlement agreements we entered into with multiple ANDA filers. In addition, we received notices in June 2021, February 2023 and July 2025 that Lupin, Teva and Granules, respectively, filed ANDAs for generic versions of Xywav. In January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA for generic versions of Xyrem and Xywav. On October 13, 2023, Lupin announced that it has received tentative approval for its application to market a generic version of Xywav. Generic competition can decrease the net prices at which branded products, such as Xywav and Xyrem are sold, as can competition from other branded products. In addition, we have increasingly experienced pressure from third party payors to agree to discounts, rebates or restrictive pricing terms, and we cannot guarantee we will be able to agree to commercially reasonable terms with PBMs, or similar organizations and other third party payors, or that we will be able to ensure patient access and acceptance on formularies. Entering into agreements with PBMs or similar organizations and payors to ensure patient access has and may continue to result in decreased net prices for some of our products. Moreover, generic or AG high-sodium oxybate products or branded high-sodium oxybate entrants in narcolepsy, such as Alkermes' Lumryz, have had and may continue to have the effect of changing payor or formulary coverage of Xywav or Xyrem in favor of other products, and indirectly adversely affect sales of Xywav and Xyrem.

In any event, we expect that the approval and launch of AG products or other generic versions of Xyrem or Xywav and the approval and launch of any other sodium oxybate product, such as Alkermes' Lumryz, or alternative product that treats narcolepsy will continue to have a negative impact on, and could have a material adverse effect on, our sales of Xywav and Xyrem and on our business, financial condition, results of operations and growth prospects.

Our financial condition, results of operations and growth prospects are also dependent on our ability to maintain or increase sales of Epidiolex/Epidyolex in the U.S. and Europe, which is subject to many risks and there is no guarantee that we will be able to continue to successfully commercialize Epidiolex/Epidyolex for its approved indications. The commercial success of Epidiolex/Epidyolex depends on the extent to which patients and physicians accept and adopt Epidiolex/Epidyolex as a treatment for seizures associated with LGS, DS and TSC, and we do not know whether our or others' estimates in this regard will be accurate. Physicians may not prescribe Epidiolex/Epidyolex and patients may be unwilling to use Epidiolex/Epidyolex if coverage is not provided or reimbursement is inadequate to cover a significant portion of the cost. Additionally, any negative development for Epidiolex/Epidyolex in the market, in clinical development for additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of Epidiolex/Epidyolex. Moreover, we expect that Epidiolex will face competition from generic products in the future. We have settled patent litigation with each of the ten companies seeking to market a generic version of Epidiolex in the U.S. by granting each of the Epidiolex ANDA Filers a license to manufacture, market, and sell its own generic version of Epidiolex beginning in the very late 2030s, or earlier under certain circumstances, including but not limited to the launch of another generic Epidiolex product or a final decision that all unexpired claims of the Epidiolex patents are not infringed, or are invalid and/or unenforceable. In addition, there are non-FDA approved CBD preparations being made available from companies through the state-enabled medical marijuana industry, which might attempt to compete with Epidiolex. Thus, significant uncertainty remains regarding the commercial potential of Epidiolex/Epidyolex.

In addition to Xywav, Xyrem and Epidiolex/Epidyolex, we are commercializing a portfolio of oncology products, including Rylaze, Zepzelca, Ziihera, Modeyso, Vyxeos and Defitelio. An inability to effectively commercialize Rylaze, Zepzelca, Ziihera, Modeyso, Vyxeos and Defitelio and to maximize their potential where possible through successful R&D activities could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A key aspect of our growth strategy is our continued investment in our evolving and expanding R&D activities. If we are not successful in the clinical development of our product candidates, if we are unable to obtain regulatory approval for our product candidates in a timely manner, or at all, or if sales of an approved product do not reach the levels we expect, our anticipated revenue from our product candidates would be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition to continued investment in our R&D pipeline, we intend to continue to grow our business by acquiring or in-licensing, and developing, including with collaboration partners, additional products and product candidates that we believe are highly differentiated and have significant commercial potential. Failure to identify and acquire, in-license or develop additional products or product candidates, successfully manage the risks associated with integrating any products or product candidates into our portfolio or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing, such as the recent Chimerix Acquisition, could have a material adverse effect on our business, results of operations and financial condition.

Our industry has been, and is expected to continue to be, subject to healthcare cost containment and drug pricing scrutiny by regulatory agencies in the U.S. and internationally. If new healthcare policies or reforms intended to curb healthcare costs are adopted or if we experience negative publicity with respect to pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for our products may be affected, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted. For example, the IRA, among other things, requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026 and penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation. The IRA also made several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs and a change in manufacturer liability under the program, that could negatively affect our business and financial condition. In addition, under the Medicaid Drug Rebate Program, rebates owed by manufacturers are no longer subject to a cap on the rebate amount, which could adversely affect our rebate liability. Moreover, on May 12, 2025, the White House issued an Executive Order directing federal agencies to pursue MFN pricing for certain prescription drugs, under which U.S. prices would be indexed to the lowest prices available in select OECD countries and on September 30, 2025, the current administration announced the first of several agreements with major pharmaceutical companies that requires drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues, in exchange for tariff relief. The White House is currently seeking voluntary pricing concessions from certain manufacturers, with the potential for administrative action to follow if companies do not engage constructively, creating uncertainty around future pricing and reimbursement that could negatively impact our U.S. revenues and overall business performance, and also is in the process of implementing or considering various Center for Medicare & Medicaid Innovation models that would rely on MFN reference pricing. We are also subject to increasing pricing pressure and restrictions on reimbursement imposed by payors. If we fail to obtain and maintain adequate formulary positions and institutional access for our current products and future approved products, we will not be able to achieve a return on our investment and our business, financial condition, results of operations and growth prospects would be materially adversely affected.

While certain preparations of cannabis remain Schedule I controlled substances, if such products are approved by FDA for medical use in the U.S. they are rescheduled to Schedules II-V, since approval by FDA satisfies the "accepted medical use" requirement; or such products may be removed from control under the Controlled Substances Act entirely. If any of our product candidates receive FDA approval, the HHS and the DEA will make a scheduling determination. U.S. or foreign regulatory agencies may request additional information regarding the abuse potential of our products which may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential. This generation of data could increase the cost, delay the approval and/or delay the launch of that product.

In addition, business practices by pharmaceutical companies, including product formulation improvements, patent litigation settlements, and REMS programs, have increasingly drawn public scrutiny from legislators and regulatory agencies, with allegations that such programs are used as a means of improperly blocking or delaying competition. Government investigations with respect to our business practices, including as they relate to the Xywav and Xyrem REMS, the launch of Xywav, our Xyrem patent litigation settlement agreements or otherwise, could cause us to incur significant monetary charges to resolve these matters and could distract us from the operation of our business and execution of our strategy. In addition, from June 2020 to May 2022, a number of lawsuits were filed on behalf of purported direct and indirect Xyrem purchasers, alleging that the patent litigation settlement agreements we entered with certain generic companies violate state and federal antitrust and consumer protection laws. As of October 2025, we resolved the entirety of the Xyrem Antitrust Litigation. For additional information on these lawsuits, as well as the settlement agreements with respect thereto and other legal matters, see Note 10, Commitments and Contingencies-Legal Proceedings of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. It is possible that additional lawsuits will be filed against us making similar or related allegations. We cannot predict the outcome of any potential additional lawsuits; however, if the plaintiffs were to be successful in their claims against us, they may be entitled to injunctive relief or we may be required to pay significant monetary damages. Moreover, we are, and expect to continue to be, the subject of various claims, legal proceedings, and government investigations apart from those set forth above that have arisen in the ordinary course of business that have not yet been fully resolved and that could adversely affect our business and the execution of our strategy. Any of the foregoing risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Finally, the U.S. government has imposed and may seek to impose additional restrictions on international trade, such as tariffs on goods generally, and pharmaceutical and biological products in particular, imported into the U.S. In anticipation of the potential for increased tariffs on our products, we have increased inventory levels of our products in the U.S. We conduct our business globally and have third-party suppliers located outside the U.S., including in the PRC. In addition, we have a manufacturing and development facility in Athlone, Ireland where we manufacture Xywav and Xyrem, a manufacturing and development facility in Kent Science Park, U.K. where we produce Epidiolex/Epidyolex, and a manufacturing plant in Villa Guardia, Italy where we produce defibrotide drug substance. While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected beginning as early as fiscal 2026, depending on the ultimate scope and duration of tariffs imposed. However, given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results remains uncertain and could be significant. See the risk factor under the heading "*Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could increase our costs, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects*" in Part I, Item 1A of this Annual Report on Form 10-K.

The foregoing risks and uncertainties are discussed in greater detail, along with other risks and uncertainties, in "Risk Factors" in Part I, Item 1A. of this Annual Report on Form 10-K.

Results of Operations

The following table presents our revenues and expenses for the years ended December 31, 2025, 2024 and 2023 (in thousands except percentages):

	2025	Change	2024	Change	2023
Product sales, net	$ 4,021,849	5 %	$ 3,821,164	2 %	$ 3,736,943
Royalties and contract revenues	245,737	(1)%	247,786	155 %	97,261
Cost of product sales (excluding amortization of acquired developed technologies)	503,296	13 %	445,713	2 %	435,577
Selling, general and administrative	1,809,271	31 %	1,385,294	3 %	1,343,105
Research and development	782,736	(11)%	884,000	4 %	849,658
Intangible asset amortization	654,661	4 %	627,313	3 %	608,284
Acquired in-process research and development	947,862	N/A(1)	10,000	(47)%	19,000
Interest expense, net	195,051	(18)%	238,097	(18)%	289,438
Foreign exchange (gain) loss	2,568	(69)%	8,182	193 %	(8,787)
Income tax benefit	(272,443)	198 %	(91,429)	(24)%	(119,912)
Equity in loss of investees	732	(56)%	1,660	(45)%	3,009

_____
(1) Comparison to prior period is not meaningful.



Revenues

The following table presents product sales, royalties and contract revenues, and total revenues for the years ended December 31, 2025, 2024 and 2023 (in thousands except percentages):

	2025	Change	2024	Change	2023
Xywav	$ 1,656,986	12 %	$ 1,473,202	16 %	$ 1,272,977
Xyrem	146,034	(38)%	233,816	(59)%	569,730
Epidiolex/Epidyolex	1,059,197	9 %	972,423	15 %	845,468
Sativex[1]	16,277	(14)%	18,877	(4)%	19,668
Total Neuroscience	2,878,494	7 %	2,698,318	— %	2,707,843
Rylaze/Enrylaze	402,920	(2)%	410,846	4 %	394,226
Zepzelca	307,309	(4)%	320,318	11 %	289,533
Defitelio/defibrotide	199,392	(8)%	216,565	18 %	184,000
Vyxeos	146,709	(10)%	162,595	10 %	147,495
Modeyso	48,043	N/A(2)	—	— %	—
Ziihera	24,810	N/A(2)	1,051	N/A(1)	—
Total Oncology	1,129,183	2 %	1,111,375	9 %	1,015,254
Other	14,172	24 %	11,471	(17)%	13,846
Product sales, net	4,021,849	5 %	3,821,164	2 %	3,736,943
High-sodium oxybate AG royalty revenue	211,725	(3)%	217,575	187 %	75,918
Other royalty and contract revenues	34,012	13 %	30,211	42 %	21,343
Total revenues	$ 4,267,586	5 %	$ 4,068,950	6 %	$ 3,834,204

_____

(1) Net product sales of Sativex are included until the date of divestment, October 31, 2025.

(2) Comparison to prior period is not meaningful.

Total Revenues

Xywav product sales increased by 12% in 2025 compared to 2024, primarily due to increased sales volumes of 14% and, to a lesser extent, a higher selling price, partially offset by higher gross to net deductions. We continue to see Xywav adoption in patients with narcolepsy driven by educational initiatives around efficacy and the benefit of lowering sodium intake. In addition, Xywav product sales were positively impacted by adoption in IH; Xywav is the only oxybate therapy approved to treat IH and we see continued growth of new prescribers. Exiting 2025, there were 10,950 patients taking Xywav for narcolepsy and 5,225 patients taking Xywav for IH, an increase of approximately 7% and 34%, respectively, compared to 2024. Xywav product sales increased in 2024 compared to 2023, primarily due to increased sales volumes of 16% and, to a lesser extent, a higher selling price, partially offset by higher gross to net deductions. Xyrem product sales decreased in 2025 compared to 2024, primarily due to decreased sales volumes of 33%, due to high-sodium oxybate competition and the adoption of Xywav by existing Xyrem patients and higher gross to net deductions, partially offset by a higher selling price. Xyrem product sales decreased in 2024 compared to 2023, primarily due to decreased sales volumes of 57%, due to high-sodium oxybate competition and the adoption of Xywav by existing Xyrem patients and higher gross to net deductions, partially offset by a higher selling price. Epidiolex/Epidyolex product sales increased by 9% in 2025 compared to 2024, primarily due to increased sales volumes of 7% due to increased demand, and a higher average selling price. Epidiolex/Epidyolex product sales increased by 15% in 2024 compared to 2023, primarily due to increased sales volumes of 12% due to increased demand, and, to a lesser extent, geographic expansion and a higher average selling price.

Rylaze/Enrylaze product sales decreased by 2% in 2025 compared to 2024, primarily due to decreased sales volumes of 1% and higher gross to net deductions, partially offset by a higher average selling price. Updates to pediatric treatment protocols for ALL were implemented in 2024 and impacted Rylaze in 2025. The protocols have been widely adopted and Rylaze use within the asparaginase class remains broadly stable. Rylaze product sales increased in 2024 compared to 2023, primarily due to a higher average selling price, partially offset by higher gross to net deductions. Zepzelca product sales decreased by 4% in 2025 compared to 2024, primarily due to decreased sales volumes, partially offset by a higher selling price and lower gross to net deductions. Zepzelca product sales have been impacted by increased competition in second-line SCLC and treatment protocol updates delaying progression of first-line limited-stage SCLC patients to the second-line setting. In October 2025, Zepzelca in combination with atezolizumab or atezolizumab and hyaluronidase-tqjs was approved as a first-line maintenance treatment for adults with ES-SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, carboplatin and etoposide. Zepzelca product sales increased by 11% in 2024 compared to 2023, primarily due to increased sales volumes and a higher selling price, offset by higher gross to net deductions. Defitelio/defibrotide product sales decreased by 8% in 2025 compared to 2024, primarily due to decreased sales volumes, partially offset by the positive impact of

Jazz Pharmaceuticals.

foreign exchange rates and a higher average selling price. Defitelio/defibrotide product sales increased by 18% in 2024 compared to 2023, primarily due to increased sales volumes, and to a lesser extent, a higher average selling price. Vyxeos product sales decreased by 10% in 2025 compared to 2024, primarily due to decreased sales volumes, partially offset by a higher average selling price. Vyxeos product sales increased by 10% in 2024 compared to 2023, primarily due to increased sales volumes, partially offset by a lower average selling price due to regional mix. Modeyso product sales were $48.0 million in 2025, following its product launch in August 2025 and Ziihera product sales were $24.8 million in 2025, following product launch in December 2024.

Royalties and contract revenues in 2025 were in line with 2024. Royalties and contract revenues increased in 2024 compared to 2023, primarily due to royalty revenue received from Hikma on net sales of their high-sodium oxybate AG.

We expect total revenues in 2026 to increase compared to 2025, driven by continued growth in our rare oncology and epilepsy products including Modeyso, Ziihera and Epidiolex/Epidyolex, offset by a reduction in oxybate revenues due to decreased high-sodium AG royalties and Xyrem revenues following the launch of multiple generic high-sodium products.

Cost of Product Sales

Cost of product sales increased in 2025 compared to 2024, primarily due to changes in product mix, and to a lesser extent, an increase in the fair value step-up expense, of $12.9 million. Cost of product sales increased in 2024 compared to 2023, primarily due to increased inventory provisions and changes in product mix, offset by a decrease in the fair value step-up expense, of $16.4 million. Gross margin as a percentage of net product sales was 87.5% in 2025 and 88.3% in both 2024 and 2023. The decrease in our gross margin percentage in 2025 compared to 2024 was primarily due to changes in product mix and the increase in the fair value step-up expense in 2025.

We expect our cost of product sales in 2026 to be in line with 2025.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased in 2025 compared to 2024, primarily due to Xyrem antitrust litigation settlements of $233.5 million, the Avadel litigation settlement of $90.0 million and an increase in compensation-related expenses of $96.7 million, primarily driven by higher headcount and increased share-based compensation expense, increased investment in sales and marketing of $21.9 million in support of our commercial portfolio, and included integration expenses related to the Chimerix Acquisition of $19.4 million. Selling, general and administrative expenses increased in 2024 compared to 2023, primarily due to increased compensation-related expenses of $72.6 million, primarily driven by higher headcount and increased investment in sales and marketing of $19.3 million, in support of our commercial portfolio and increased litigation costs of $13.6 million, partially offset by costs relating to the impairment of facility assets of $61.7 million and program terminations of $23.5 million incurred in 2023.

We expect selling, general and administrative expenses in 2026 to decrease compared to 2025, primarily due to the impact of litigation settlement expenses incurred in 2025.

Research and Development Expenses

R&D expenses consist primarily of costs related to clinical studies and outside services, personnel expenses, milestone expenses and other R&D costs. Clinical study and outside services costs relate primarily to services performed by clinical research organizations, materials and supplies, and other third party fees. Personnel expenses relate primarily to salaries, benefits and share-based compensation. Other R&D expenses primarily include overhead allocations consisting of various support and facilities-related costs. We do not track fully-burdened R&D expenses on a project-by-project basis. We manage our R&D expenses by identifying the R&D activities that we anticipate will be performed during a given period and then prioritizing efforts based on our assessment of which development activities are important to our business and have a reasonable probability of success, and by dynamically allocating resources accordingly. We also continually review our development pipeline projects and the status of their development and, as necessary, reallocate resources among our development pipeline projects that we believe will best support the future growth of our business.

The following table provides a breakout of our R&D expenses by major categories of expense (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Clinical studies and outside services	$ 377,324	$ 510,941	$ 501,181
Personnel expenses	319,914	290,856	258,303
Milestone expense	—	2,500	5,500
Other	85,498	79,703	84,674
Total	$ 782,736	$ 884,000	$ 849,658

R&D expenses decreased by $101.3 million in 2025 compared to 2024. Clinical studies and outside services costs decreased in 2025 compared to 2024, primarily due to lower costs related to zanidatamab, as a result of timing of clinical trial activities, JZP385 (essential tremor) following discontinuation of this program and JZP258 (XYLO/DUET) due to the completion of this trial in the first half of 2025, partially offset by the addition of costs relating to Modeyso following the Chimerix Acquisition. Personnel expenses increased by $29.1 million in 2025 compared to 2024, primarily due to increased compensation related expenses following the Chimerix Acquisition and increased share-based compensation expense. Other R&D expenses increased by $5.8 million in 2025 compared to 2024 primarily due to the inclusion of integration expenses related to the Chimerix Acquisition of $9.6 million. R&D expenses increased by $34.3 million in 2024 compared to 2023. Clinical studies and outside services costs increased in 2024 compared to 2023, primarily due to the addition of costs related to clinical programs for zanidatamab, partially offset by a reduction in costs related to JZP150 (post-traumatic stress disorder) and JZP385. Personnel expenses increased by $32.6 million in 2024 compared to 2023, primarily due to increased compensation related expenses in support of our development programs. Milestone expenses of $5.5 million in 2023 primarily related to a milestone expense of $5.0 million under our collaboration and license agreement with Werewolf.

For 2026, we expect that our R&D expenses will increase compared to 2025, primarily driven by an increase in clinical studies and outside service costs relating to zanidatamab, for both ongoing and new studies, dordaviprone, due to the inclusion of a full year's expenses, and preclinical and early clinical programs.

Intangible Asset Amortization

Intangible asset amortization increased by $27.3 million in 2025 compared to 2024, and increased by $19.0 million in 2024 compared to 2023, primarily due to the impact of foreign exchange on our sterling-denominated intangible assets.

Acquired In-Process Research and Development

Acquired IPR&D expense in 2025 represents the value allocated to Modeyso in the Chimerix Acquisition of $905.4 million and the upfront payment made in connection with our global license agreement with Saniona of $42.5 million. Acquired IPR&D expense in 2024 related to the upfront payment made in connection with our asset purchase agreement with Redx of $10.0 million. Acquired IPR&D expense in 2023 primarily related to the upfront payment made in connection with our licensing and collaboration agreement with Autifony of $18.0 million.

Interest Expense, Net

Interest expense, net decreased by $43.0 million in 2025 compared to 2024, primarily due to lower interest expense on the Tranche B-2 Dollar Term Loans, partially offset by the inclusion of interest expense on our 2030 Notes for the full year in 2025 and lower interest income as a result of lower cash reserves due to the Chimerix Acquisition and reduced interest rates. Interest expense, net decreased by $51.3 million in 2024 compared to 2023, primarily due to higher interest income on investments driven by our increased deposits and higher interest rates and lower interest expense on the Tranche B-2 Dollar Term Loans following the 2024 repricings described under "Liquidity and Capital Resources—Credit Agreement" below, offset by the inclusion of interest expense on our 2030 Notes.

Income Tax Benefit

Our income tax benefit was $272.4 million, $91.4 million and $119.9 million in 2025, 2024 and 2023, respectively. Our income tax benefit in 2025 arose primarily due to the reversal of a valuation allowance against certain U.S. federal and state deferred tax assets acquired through the Chimerix Acquisition. Apart from the reversal of the valuation allowance, the income tax benefit related to tax arising on income or losses in Ireland, the U.K., the U.S. and certain other foreign jurisdictions, offset by deductions on subsidiary equity, patent box benefits, foreign derived intangible income benefits and originating tax credits. Our income tax benefit in 2024 decreased compared to 2023 primarily due to the change in income mix across jurisdictions, partially offset by patent box benefits.

Liquidity and Capital Resources

As of December 31, 2025, we had cash, cash equivalents and investments of $2.4 billion, borrowing available under our Amended Revolving Credit Facility of $885.0 million and a long-term debt principal balance of $5.4 billion. Our long-term debt included $1.9 billion aggregate principal amount of the Tranche B-2 Dollar Term Loans, $1.5 billion in aggregate principal amount of the Secured Notes, $1.0 billion principal amount of the 2026 Notes and $1.0 billion principal amount of the 2030 Notes. During 2025, 2024 and 2023, we generated cash flows from operations of $1.4 billion, $1.4 billion and $1.1 billion, respectively, and we expect to continue to generate positive cash flow from operations which we expect will enable us to operate our business and de-lever our balance sheet over time.

Since the closing of the GW Acquisition in May 2021, we have fully repaid our Euro Term Loan. With respect to our Tranche B-2 Dollar Term Loans, we have made voluntary repayments of $1.1 billion, $300.0 million in September 2022 and $750.0 million in January 2025, along with mandatory repayments of $139.5 million. In August 2024, we repaid the $575.0 million aggregate principal amount of our 2024 Notes.



We have a significant amount of debt outstanding on a consolidated basis. For a more detailed description of our debt arrangements, including information relating to our scheduled maturities with respect to our long-term debt see Note 11, Debt, of the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. This substantial level of debt could have important consequences to our business, including, but not limited to the factors set forth in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K under the heading "*We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position, and our business would be adversely affected if we are unable to service our debt obligations.*"

We believe that our existing cash, cash equivalents and investments balances, cash we expect to generate from operations and funds available under our Amended Revolving Credit Facility will be sufficient to fund our operations and to meet our existing obligations for the foreseeable future. The adequacy of our cash resources depends on many assumptions, including primarily our assumptions with respect to product sales and expenses, as well as the other factors set forth in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K under the headings "Risks Related to our Lead Products and Product Candidates" and *"To continue to grow our business, we will need to commit substantial resources, which could result in future losses or otherwise limit our opportunities or affect our ability to operate and grow our business."* Our assumptions may prove to be wrong or other factors may adversely affect our business, and as a result we could exhaust or significantly decrease our available cash resources, and we may not be able to generate sufficient cash to service our debt obligations which could, among other things, force us to raise additional funds and/or force us to reduce our expenses, either of which could have a material adverse effect on our business.

To continue to grow our business over the longer term, we plan to commit substantial resources to product acquisition and in-licensing, product development, clinical trials of product candidates and expansion of our commercial, development, manufacturing and other operations. In this regard, we have evaluated and expect to continue to evaluate a wide array of strategic transactions as part of our strategy to acquire or in-license and develop additional products and product candidates. Acquisition opportunities that we pursue could materially affect our liquidity and capital resources and may require us to incur additional indebtedness, seek equity capital or both. We regularly evaluate the performance of our products and product candidates to ensure fit within our portfolio and support efficient allocation of capital. In addition, we may pursue new operations or continue the expansion of our existing operations. Accordingly, we expect to continue to opportunistically seek access to additional capital to license or acquire additional products, product candidates or companies to expand our operations, to restructure or refinance our debt and/or for general corporate purposes. Raising additional capital could be accomplished through one or more public or private debt or equity financings, collaborations or partnering arrangements. However, our ability to raise additional capital may be adversely impacted by worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from the effects of inflationary pressures, potential future bank failures, or otherwise. Accordingly, we could experience an inability to access additional capital or our liquidity could otherwise be impacted, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. In addition, under Irish law we must have authority from our shareholders to issue any ordinary shares, including ordinary shares that are part of our authorized but unissued share capital, and our current share issuance authority is due to expire in July 2026. Moreover, as a matter of Irish law, when an Irish public limited company issues ordinary shares to new shareholders for cash, the company must first offer those shares on the same or more favorable terms to existing shareholders on a pro rata basis, unless this statutory pre-emption obligation is dis-applied, or opted out of, by approval of its shareholders. At our annual general meeting of shareholders in July 2025, our shareholders voted to approve our proposal to dis-apply the statutory pre-emption obligation. This current pre-emption opt-out authority is due to expire in January 2027. If we are unable to obtain further share issuance and pre-emption authorities from our shareholders in the future, or otherwise continue to be limited by the terms of new share issuance and pre-emption authorities approved by our shareholders in the future, our ability to use our unissued share capital to fund in-licensing, acquisition or other business opportunities, or to otherwise raise capital, including at the time we are required to make repurchases of the 2026 Notes, the 2030 Notes and/or the Secured Notes, are required to repay outstanding amounts under the Amended Credit Agreement, or pay cash upon exchange of the 2026 Notes or the 2030 Notes, could likewise be adversely affected or precluded altogether. In any event, an inability to borrow or raise additional capital in a timely manner and on attractive terms could prevent us from expanding our business or taking advantage of acquisition opportunities and could otherwise have a material adverse effect on our business and growth prospects. In addition, if we use a substantial amount of our funds to acquire or in-license products or product candidates, we may not have sufficient additional funds to conduct all of our operations in the manner we would otherwise choose. Furthermore, any equity financing would be dilutive to our shareholders, and could require the consent of the lenders under the Amended Credit Agreement that provides for (i) the Tranche B-2 Dollar Term Loans and Amended Revolving Credit Facility, and the indenture for the Secured Notes for certain financings.



In July 2024, our board of directors authorized the New Repurchase Program to repurchase ordinary shares having an aggregate purchase price of $500.0 million, exclusive of any brokerage commissions. Under the New Repurchase Program, which has no expiration date, we may repurchase ordinary shares from time to time by any methods and/or structures permitted by applicable law. The timing and amount of repurchases will depend on a variety of factors, including the price of our ordinary shares, alternative investment opportunities, restrictions under the Amended Credit Agreement and the indenture for our Secured Notes, corporate and regulatory requirements and market conditions. The New Repurchase Program may be modified, suspended or discontinued at any time without our prior notice. The New Repurchase Program replaces and supersedes the Old Repurchase Program, a share repurchase program to repurchase ordinary shares having an aggregate purchase price of $1.5 billion, exclusive of any brokerage commissions. In 2025, we spent a total of $125.0 million to repurchase 1.1 million of our ordinary shares, all under the New Repurchase Program, at a purchase price, including commissions, of $109.52 per share. In 2024, we spent a total of $311.4 million to purchase 2.8 million of our ordinary shares under the repurchase programs at an average total purchase price, including commissions, of $110.06 per share. The repurchases in 2024 included a total of $150.0 million to repurchase 1.4 million of our ordinary shares, all under the New Repurchase Program, at a purchase price, including commissions, of $109.32 per share and $161.4 million to repurchase 1.5 million of our ordinary shares, all under the Old Repurchase Program, at a purchase price, including commissions, of $110.75 per share. The repurchases made under the New Share Repurchase Program in 2024 were effected in privately negotiated transactions with or through one of the initial purchasers of the 2030 Notes concurrently with the pricing of the offering of the 2030 Notes. All ordinary shares repurchased were canceled. As of December 31, 2025, the remaining amount authorized for repurchases under the New Repurchase Program was $225.0 million, exclusive of any brokerage commissions.

The following table shows a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 1,355,773	$ 1,395,908	$ 1,092,007
Net cash used in investing activities	(1,509,913)	(508,195)	(163,062)
Net cash provided by (used in) financing activities	(873,380)	20,516	(305,254)
Effect of exchange rates on cash and cash equivalents	6,555	(1,675)	1,137
Net increase (decrease) in cash and cash equivalents	$ (1,020,965)	$ 906,554	$ 624,828

Operating activities

Net cash provided by operating activities decreased by $40.1 million in 2025 compared to 2024, primarily due to the payment of $323.5 million in litigation settlement expenses in 2025, partially offset by cash received from increased sales of our products and the timing of payment of accrued expenses.

Net cash provided by operating activities increased by $303.9 million in 2024 compared to 2023, primarily due to cash received from increased sales of our products, decreased prepaid income taxes and the timing of payment of accrued expenses.

Investing activities

Net cash used in investing activities increased by $1.0 billion in 2025 compared to 2024, primarily due to the following:

- $858.1 million outflow related to the net cash paid for the Chimerix Acquisition;

- $108.5 million increase in acquisition of intangible assets primarily related to milestone payments triggered upon FDA approval of Zepzelca in first-line ES-SCLC, Modeyso and Ziihera in BTC; and

- $32.5 million increase in upfront payments for acquired IPR&D driven by the $42.5 million payment to Saniona in 2025, offset by the $10.0 million payment to Redx in 2024.

Net cash used in investing activities increased by $345.1 million in 2024 compared to 2023, primarily due to the following:

- $340.0 million net increase in the acquisition of investments, driven by time deposits; and

- $14.1 million increase in purchases of property, plant and equipment; offset by

- $9.0 million decrease in upfront payments for acquired IPR&D driven by the $18.0 million payment to Autifony in 2023, partially offset by the $10.0 million payment to Redx in 2024.



Financing activities

Net cash provided by (used in) financing activities decreased by $893.9 million in 2025 compared to 2024, primarily due to:

- The $750.0 million voluntary repayment on the Tranche B-2 Dollar Term Loan in January 2025; and

- Net proceeds from the issuance of the 2030 Notes of $980.8 million in 2024; partially offset by

- The repayment of the 2024 Notes of $575.0 million in 2024;

- A decrease of $186.4 million in share repurchases; and

- An increase of $87.2 million in proceeds from employee equity incentive and purchase plans.

Net cash provided by (used in) financing activities increased by $325.8 million in 2024 compared to 2023, primarily due to:

- Net proceeds from the issuance of the 2030 Notes of $980.8 million in 2024; partially offset by

- The repayment of the 2024 Notes of $575.0 million in 2024;

- An increase of $41.7 million in share repurchases; and

- A decrease of $25.8 million in proceeds from employee equity incentive and purchase plans.

Credit Agreement

On May 5, 2021, Jazz Pharmaceuticals plc, Jazz Lux, and certain of our other subsidiaries, as borrowers, or, collectively with Jazz Pharmaceuticals plc and Jazz Lux, the "Borrowers", entered into the Credit Agreement. The Credit Agreement initially provided for (i) the Dollar Term Loan, which was drawn by Jazz Lux on the closing date thereof in U.S. dollars (ii) the Euro Term Loan, which was drawn by Jazz Lux on the closing date thereof in Euros and (iii) the Initial Revolving Credit Facility.

In January 2024, Jazz Lux entered into the Repricing Amendment No.1, to the Credit Agreement. Upon entry into the Repricing Amendment No.1, certain existing lenders converted a portion of the outstanding Dollar Term Loan into the Tranche B-1 Dollar Term Loans, and Jazz Lux borrowed $201.9 million aggregate principal amount of additional Tranche B-1 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Dollar Term Loan that was not converted.

In July 2024, Jazz Lux entered into the Repricing Amendment No. 2, to the Credit Agreement, as amended by the Repricing Amendment No. 1. Upon entry into the Repricing Amendment No. 2, certain existing lenders converted a portion of the outstanding Tranche B-1 Dollar Term Loans into the Tranche B-2 Dollar Term Loans, and Jazz Lux borrowed $289.6 million aggregate principal amount of additional Tranche B-2 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Tranche B-1 Dollar Term Loans that were not converted.

The Tranche B-2 Dollar Term Loans are a separate class of term loans under the Credit Agreement, as amended by Repricing Amendment No. 1 and Repricing Amendment No. 2, with the same material terms (including with respect to maturity, prepayment, security, covenants and events of default) as the previously outstanding Tranche B-1 Dollar Term Loans and the initial Dollar Term Loan incurred on May 5, 2021, with the interest rate amended as described below and the credit spread adjustment removed. The principal amount of Tranche B-1 Dollar Term Loans outstanding immediately prior to the Repricing Amendment No. 2 and the outstanding principal amount of Tranche B-2 Dollar Term Loans immediately following the Repricing Amendment No.2, each totaled $2.7 billion.

The Tranche B-2 Dollar Term Loans bear interest at a rate equal to either (a) Term SOFR, or (b) the prime lending rate, in each case, plus an applicable margin. The applicable margin for the Tranche B-2 Dollar Term Loans is 2.25% (in the case of Term SOFR borrowings) and 1.25% (in the case of borrowings at the prime lending rate), a decrease, in each case, of 75 basis points from the applicable margin on the Tranche B-1 Dollar Term Loans. The Tranche B-2 Dollar Term Loans are subject to a Term SOFR floor of 0.50%. As of December 31, 2025, the interest rate and effective interest rate on the Tranche B-2 Dollar Term Loans were 5.97% and 8.32%, respectively.

In November 2024, we entered into Amendment No. 3 to the Credit Agreement, as amended by the Repricing Amendment No. 1 and Repricing Amendment No. 2, to increase the Initial Revolving Credit Facility from $500.0 million to $885.0 million and extend the maturity date from May 5, 2026 to the Amended Revolving Facility Maturity Date, provided that:

- if, as of any date from March 16, 2026 to the 2026 Notes Springing Maturity Date, (x) any 2026 Maturity Indebtedness remains outstanding and (y) the aggregate amount of unrestricted cash of Jazz Pharmaceuticals plc and its subsidiaries is less than an amount equal to 125% of the aggregate principal amount of 2026 Maturity Indebtedness outstanding, then the maturity date for the Amended Revolving Credit Facility will be shortened to the 2026 Notes Springing Maturity Date;

- if, as of February 4, 2028, (x) more than $500,000,000 of the Term Loan Indebtedness remains outstanding and (y) the maturity date of such Term Loan Indebtedness is not later than the date that is 91 days after the Amended Revolving Facility Maturity Date, then the maturity date for the Amended Revolving Credit Facility will be shortened to February 4, 2028; and

- if, as of the Senior Notes Springing Maturity Date, (x) more than $500,000,000 of the Senior Note Indebtedness remains outstanding and (y) the maturity date with respect to such Senior Note Indebtedness is not later than the date that is 91 days after the Amended Revolving Facility Maturity Date, then the maturity date for the Amended Revolving Credit Facility will be shortened to October 16, 2028.

Initially, the applicable margin for the loans under the Amended Revolving Credit Facility will be 2.00% (in the case of Term SOFR borrowings) and 1.00% (in the case of borrowings at the prime lending rate). Thereafter, the applicable margin for the Amended Revolving Credit Facility ranges from 1.75% to 2.75% (in the case of Term SOFR borrowings) and 0.75% to 1.75% (in the case of borrowings at the prime lending rate), depending on our first lien secured net leverage ratio level, and any loans under the Amended Revolving Credit Facility are subject to a Term SOFR floor of 0.00%. The Amended Revolving Credit Facility has a commitment fee payable on the undrawn amount ranging from 0.25% to 0.45% per annum based upon our first lien secured net leverage ratio. As of December 31, 2025, we had an undrawn Amended Revolving Credit Facility totaling $885.0 million.

2029 Senior Secured Notes

On April 29, 2021, Jazz Securities, our wholly owned subsidiary, closed the offering of the Secured Notes in a private placement. We used the proceeds from the Secured Notes to fund, in part, the cash consideration payable in connection with the GW Acquisition.

Interest on the Secured Notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022, at a rate of 4.375% per year. The Secured Notes mature on January 15, 2029.

The Secured Notes are jointly and severally guaranteed by us and each of our restricted subsidiaries, other than Jazz Securities, that is a borrower, or a guarantor, under the Amended Credit Agreement. The Secured Notes and related guarantees are secured by a first priority lien (subject to permitted liens and certain other exceptions), equally and ratably with the Amended Credit Agreement, on the collateral securing the Amended Credit Agreement.

Some or all of the Secured Notes may be redeemed at any time and from time to time at a specified redemption prices, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, Jazz Securities may redeem all but not part of the Secured Notes at its option at any time in connection with certain tax-related events at a price equal to 100% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If we undergo a change of control, Jazz Securities will be required to make an offer to purchase all of the Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase, subject to certain exceptions.

The indenture governing the Secured Notes contains customary affirmative covenants and negative covenants applicable to us and our restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of junior indebtedness and dividends and other distributions. If Jazz Securities or our restricted subsidiaries engage in certain asset sales, Jazz Securities will be required under certain circumstances to make an offer to purchase the Secured Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

As of December 31, 2025, the interest rate and effective interest rate on the Secured Notes were 4.375% and 4.64%, respectively.

Exchangeable Senior Notes

2030 Notes. In September 2024, Jazz Investments, our wholly owned subsidiary, completed a private placement of $1.0 billion principal amount of the 2030 Notes.

Interest on the 2030 Notes is payable semi-annually in cash in arrears on March 15 and September 15 of each year, beginning on March 15, 2025, at a rate of 3.125% per year. In certain circumstances, we may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the 2030 Notes. The 2030 Notes mature on September 15, 2030, unless earlier exchanged, redeemed or repurchased.



The holders of the 2030 Notes have the ability to require us to repurchase all or a portion of their 2030 Notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date in the event we undergo a fundamental change (as defined in the indenture related to the 2030 Notes), such as specified change of control transactions, our liquidation or dissolution or the delisting of our ordinary shares from any of The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market or The Nasdaq Capital Market (or any of their respective successors).

Additionally, the terms and covenants in the indenture related to the 2030 Notes include certain events of default after which the 2030 Notes may be due and payable immediately.

Prior to September 15, 2030, we may redeem the 2030 Notes, in whole but not in part, in connection with certain tax-related events. We also may redeem the 2030 Notes on or after September 20, 2027 and prior to June 15, 2030, in whole or in part (subject to the partial redemption limitation described in the indenture related to the 2030 Notes), if the last reported sale price per ordinary share has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The 2030 Notes are exchangeable at an initial exchange rate of 6.5339 ordinary shares per $1,000 principal amount of 2030 Notes, which is equivalent to an initial exchange price of approximately $153.05 per ordinary share. Upon exchange of the 2030 Notes, we will pay cash up to the aggregate principal amount of the 2030 Notes to be exchanged and pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at our election, in respect of the remainder, if any, of our exchange obligation in excess of the aggregate principal amount of the 2030 Notes being exchanged. The exchange rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain make-whole fundamental changes (as defined in the indenture related to the 2030 Notes) that occur prior to the maturity date or upon our issuance of a notice of redemption, we will, in certain circumstances, increase the exchange rate for a holder who elects to exchange its 2030 Notes in connection with that make-whole fundamental change or exchange its 2030 Notes called (or deemed called) for redemption during the related redemption period. Prior to June 15, 2030, the 2030 Notes will be exchangeable only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

2026 Notes. In June 2020, Jazz Investments completed a private placement of $1.0 billion principal amount of the 2026 Notes. We used a portion of the net proceeds from this offering to repurchase for cash $332.9 million aggregate principal amount of the 1.875% exchangeable senior notes due 2021, through privately-negotiated transactions concurrently with the offering of the 2026 Notes. Interest on the 2026 Notes is payable semi-annually in cash in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, at a rate of 2.00% per year. In certain circumstances, we may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the 2026 Notes. The 2026 Notes mature on June 15, 2026, unless earlier exchanged, repurchased or redeemed.

The holders of the 2026 Notes have the ability to require us to repurchase all or a portion of their 2026 Notes for cash in the event we undergo certain fundamental changes, such as specified change of control transactions, our liquidation or dissolution or the delisting of our ordinary shares from any of The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market or The Nasdaq Capital Market (or any of their respective successors). Additionally, the terms and covenants in the indenture related to the 2026 Notes include certain events of default after which the 2026 Notes may be due and payable immediately. Prior to June 15, 2026, we may redeem the 2026 Notes, in whole but not in part, subject to compliance with certain conditions, if we have, or on the next interest payment date would, become obligated to pay to the holder of any 2026 Notes additional amounts as a result of certain tax-related events. We also may redeem the 2026 Notes prior to March 15, 2026, in whole or in part, if the last reported sale price per ordinary share has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide the notice of redemption.

The 2026 Notes are exchangeable at an initial exchange rate of 6.4182 ordinary shares per $1,000 principal amount of 2026 Notes, which is equivalent to an initial exchange price of approximately $155.81 per ordinary share. On July 22, 2024, we irrevocably elected to fix the settlement method for exchange of the 2026 Notes to a combination of cash and ordinary shares of Jazz Pharmaceuticals plc with a specified cash amount per $1,000 principal amount of 2026 Notes exchanged equal to or in excess of $1,000. As a result, for any 2026 Notes exchanged subsequent to such notice, an exchanging holder will receive (i) up to $1,000 in cash per $1,000 principal amount of 2026 Notes exchanged and (ii) cash, ordinary shares, or any combination thereof, at our election, in respect of the remainder, if any, of its exchange obligation in excess of $1,000 per $1,000 principal amount of 2026 Notes exchanged. The exchange rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain make-whole fundamental changes occurring prior to the maturity date of the 2026 Notes or upon our issuance of a notice of redemption, we will in certain circumstances increase the exchange rate for holders of the 2026 Notes who elect to exchange their 2026 Notes in connection with that make-whole fundamental change or during the related redemption period. Prior to March 15, 2026, the 2026 Notes will be exchangeable only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

Contractual Obligations

Our primary contractual obligations relate to our outstanding indebtedness, as described above. We also have obligations under lease agreements and third-party manufacturing agreements. For information relating to our scheduled maturities with respect to our long-term debt and our lease liabilities see Note 11 Debt and Note 12 Leases, respectively, and for information relating to our noncancelable purchase commitments due within one year see Note 13 Commitments and Contingencies, included in the Notes to Consolidated Financial Statements, included in Part IV of this Annual Report on Form 10-K. Our long-term noncancelable purchase commitments were $30.6 million at December 31, 2025, primarily related to agreements with third party manufacturers.

We also have potential future milestone payments or royalty obligations to third parties under asset purchase, product development, license and other agreements as the timing and likelihood of such milestone payments are not known, and, in the case of royalty obligations, as the amount of such obligations are not estimable. Our contingent obligations to third parties, in the form of development, regulatory and sales-based milestone payments, as of December 31, 2025 included $1,362.5 million under our license and collaboration agreement with Zymeworks, $1,255.0 million under our global license and collaboration agreement with Werewolf, $1,065.0 million under our asset purchase agreements with Redx, $992.5 million under our global license agreement with Saniona, $752.5 million under our license and collaboration agreement with Autifony, $531.0 million under our amended license agreement with PharmaMar, $375.0 million under the asset purchase and exclusive license agreement with SpringWorks Therapeutics, Inc., $312.0 million and $260.0 million in connection with our acquisitions of Chimerix and Cavion, respectively, and $1,542.4 million related to other agreements.

Critical Accounting Policies and Significant Estimates

A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K, we believe the following accounting estimates and policies to be critical.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Product Sales, Net

Product sales revenue is recognized when control has transferred to the customer, which occurs at a point in time, which is typically on delivery to the customer or, in the case of products that are subject to consignment agreements, when the customer removes product from our consigned inventory location for shipment directly to a patient.

Items Deducted from Gross Product Sales.

Revenues from sales of products are recorded net of government rebates and rebates under managed care plans and commercial payor contracts, estimated allowances for sales returns, government chargebacks, prompt payment discounts, patient coupon programs, and specialty distributor and wholesaler fees. Calculating certain of these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data. We review the adequacy of our provisions for sales deductions on a quarterly basis. Amounts accrued for sales deductions are adjusted when trends or significant events indicate that adjustment is appropriate and to reflect actual experience. The most significant items deducted from gross product sales where we exercise judgment are rebates, sales returns and chargebacks.

Jazz Pharmaceuticals.

The following table presents the activity and ending balances for our sales-related accruals and allowances (in thousands):

	Rebates Payable	Sales Returns Reserve	Chargebacks	Discounts and Distributor Fees	Total
Balance at December 31, 2022	$ 297,801	$ 26,164	$ 14,621	$ 18,355	$ 356,941
Provision, net	651,209	2,485	185,886	179,688	1,019,268
Payments/credits	(640,566)	(8,214)	(185,575)	(174,814)	(1,009,169)
Balance at December 31, 2023	308,444	20,435	14,932	23,229	367,040
Provision, net	820,865	15,883	212,389	189,071	1,238,208
Payments/credits	(810,782)	(9,890)	(214,896)	(174,067)	(1,209,635)
Balance at December 31, 2024	318,527	26,428	12,425	38,233	395,613
Provision, net	1,037,995	6,164	233,316	190,643	1,468,118
Payments/credits	(934,152)	(6,180)	(231,512)	(189,454)	(1,361,298)
Balance at December 31, 2025	$ 422,370	$ 26,412	$ 14,229	$ 39,422	$ 502,433

Total items deducted from gross product sales were $1,468.1 million, $1,238.2 million and $1,019.3 million, or 26.7%, 24.5% and 21.4% as a percentage of gross product sales, in 2025, 2024 and 2023, respectively. Included in these amounts are adjustments related to prior-year sales due to changes in estimates.

Rebates

We are subject to rebates on sales made under governmental managed-care pricing programs and commercial payor contracts in the U.S. The largest of these rebates is associated with sales covered by commercial payor contracts and Epidiolex Medicaid. We participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs under the terms of which discounts and rebates are provided to participating government entities. We offer rebates and discounts to managed health care organizations and commercial payors in the U.S. In estimating our provisions for rebates, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers, commercial payors and group purchasing organizations. We estimate the rebate provision based on historical utilization rates, historical payment experience, new information regarding changes in regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data obtained from our major distributors in accordance with our inventory management agreements. Estimating these rebates is complex, in part due to the time delay between the date of sale and the actual settlement of the liability. We believe that the methodology we use to estimate rebates on product sales made under governmental managed-care pricing programs and commercial payor contracts is reasonable and appropriate given current facts and circumstances. However, estimates may vary from actual experience.

Rebates were $1,038.0 million, $820.9 million and $651.2 million, or 18.9%, 16.2% and 13.7% as a percentage of gross product sales, in 2025, 2024 and 2023, respectively. The increase in rebates as a percentage of gross product sales in 2025 and 2024 was primarily due to higher rebate rates with commercial payors.

Sales returns

For certain products, we allow customers to return product within a specified period before and after the applicable expiration date and issue credits which may be applied against existing or future invoices. We account for sales returns as a reduction in net revenue at the time a sale is recognized by establishing an accrual in an amount equal to the estimated value of products expected to be returned. The sales return accrual is estimated principally based on historical experience, the level and estimated shelf life of inventory in the distribution channel, our return policy and expected market events including generic competition.

Sales returns were $6.2 million, $15.9 million and $2.5 million, or 0.1%, 0.3% and 0.1% as a percentage of gross product sales in 2025, 2024 and 2023, respectively.

Chargebacks

We participate in chargeback programs with a number of entities, principally Federal Supply Schedule, Group Purchasing Organizations, and other public parties, under which pricing on products below wholesalers' list prices is provided to participating entities. These entities purchase product through wholesalers at the contract price and the wholesalers charge back to us the difference between their acquisition cost and the lower negotiated price. We record the difference as allowances against accounts receivable. We determine our estimate of the chargebacks provision primarily based on historical experience on a product and program basis, current contract prices under the chargeback programs and channel inventory data.

Chargebacks were $233.3 million, $212.4 million and $185.9 million, or 4.2%, 4.2% and 3.9% as a percentage of gross product sales in 2025, 2024 and 2023, respectively. Chargebacks as a percentage of gross product sales in 2025 were in line with 2024. Chargebacks as a percentage of gross product sales increased in 2024 compared to 2023, primarily due to higher chargeback utilization.

Discounts and distributor fees

Discounts and distributor fees comprise prompt payment discounts, patient coupon programs and specialty distributor and wholesaler fees. We offer customers a cash discount on gross product sales as an incentive for prompt payment. We estimate provisions for prompt pay discounts based on contractual sales terms with customers and historical payment experience. To help patients afford our products, we have various programs to assist them, including patient assistance programs, a free product voucher program and co-pay coupon programs for certain products. We estimate provisions for these programs primarily based on expected program utilization, adjusted as necessary to reflect our actual experience on a product and program basis. Specialty distributor and wholesaler fees comprise fees for distribution of our products. We estimate provisions for distributor and wholesaler fees primarily based on sales volumes and contractual terms with our distributors.

Discounts and distributor fees were $190.6 million, $189.1 million and $179.7 million, or 3.5%, 3.7% and 3.8% as a percentage of gross product sales in 2025, 2024 and 2023, respectively. Discounts and distributor fees as a percentage of gross product sales in 2025 were in line with 2024 and 2023.

Acquisitions and Valuation of Intangibles

We make certain judgments to determine whether transactions should be accounted for as acquisitions of assets or as business combinations. If it is determined that substantially all of the fair value of gross assets acquired in a transaction is concentrated in a single asset (or a group of similar assets), the transaction is treated as an acquisition of assets. We evaluate the inputs, processes, and outputs associated with the acquired set of activities. If the assets in a transaction include an input and a substantive process that together significantly contribute to the ability to create outputs, the transaction is treated as an acquisition of a business.

We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed generally be recorded at their fair values as of the acquisition date. Goodwill represents the excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed. We test goodwill for impairment annually in October and when events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate in a single segment and have a single reporting unit associated with the development and commercialization of pharmaceutical products. In performing the annual impairment test, the fair value of the reporting unit is compared to its corresponding carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit an impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. We have determined the fair value of our single reporting unit to be equal to our market capitalization, as determined by our traded share price, plus a control premium. The control premium used was based on a review of such premiums identified in recent acquisitions of companies of similar size and in similar industries. We performed our annual goodwill impairment test in October 2025 and concluded that goodwill was not impaired as the fair value of the reporting unit significantly exceeded its carrying amount, including goodwill. As of December 31, 2025, we had $1.8 billion of goodwill resulting from acquisitions accounted for as business combinations.

In transactions accounted for as acquisitions of assets, no goodwill is recorded and contingent consideration such as payments upon achievement of various developmental, regulatory and commercial milestones generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPR&D projects at the acquisition date are expensed unless there is an alternative future use. In addition, product development milestones are expensed upon achievement.

Valuation of Intangible Assets

We have acquired, and expect to continue to acquire, intangible assets through asset acquisitions or business combinations. When significant identifiable intangible assets are acquired, we engage an independent third party valuation firm to assist in determining the fair values of these assets as of the acquisition date. Discounted cash flow models are typically used in these valuations, which require the use of significant estimates and assumptions, including but not limited to:

- estimating the timing of and expected costs to complete the in-process projects;

- projecting regulatory approvals;

- estimating future cash flows including revenues and operating profits resulting from completed products and in-process projects; and

- developing appropriate discount rates and probability rates by project.



We believe the fair values that we assign to the intangible assets acquired are based upon reasonable estimates and assumptions given available facts and circumstances as of the acquisition dates. No assurance can be given, however, that the underlying assumptions used to estimate expected cash flows will transpire as estimated. In addition, we are required to estimate the period of time over which to amortize the intangible assets, which requires significant judgment.

Impairment of Intangible Assets

Finite-lived intangible assets consist of purchased developed technology and are amortized on a straight-line basis over their estimated useful lives, which range from four to sixteen years. The estimated useful lives associated with intangible assets are consistent with the estimated lives of the products and may be modified when circumstances warrant. Intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Estimating future cash flows related to an intangible asset involves estimates and assumptions. If our assumptions are not correct, there could be an impairment loss or, in the case of a change in the estimated useful life of the asset, a change in amortization expense.

IPR&D is not amortized but is tested for impairment annually or when events or circumstances indicate that the fair value may be below the carrying value of the asset. If the carrying value of the assets is not expected to be recovered, the assets are written down to their estimated fair values.

As of December 31, 2025, we had $4.4 billion of finite-lived intangible assets, of which $3.2 billion related to the Epidiolex intangible asset which we acquired in the GW Acquisition and $0.9 billion related to the Vyxeos intangible asset which we acquired in the Celator Acquisition. As part of our annual impairment assessment, we reviewed these intangible assets as of December 31, 2025 and determined the carrying value is recoverable. Cash flow models used in our assessment are based on our commercial experience to date and require the use of significant estimates, which include, but are not limited to, patient-related assumptions, including patient population and segmentation, patient growth and treatment rates, and long-range pricing expectations.

We did not recognize an impairment charge related to our intangible assets in 2025, 2024 or 2023.

Please refer to Note 9, Goodwill and Intangible Assets, of the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K, for further information about our intangible assets and the remaining useful lives of our finite-lived intangible assets as of December 31, 2025.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amount and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance when it is more-likely-than-not that deferred tax assets will not be realized.

Our most significant tax jurisdictions are Ireland, the U.K. and the U.S. Certain estimates are required in determining our expense for income taxes. Some of these estimates are based on management's interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favorable or unfavorable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, the impact of accounting for share-based compensation, changes in our international organization, likelihood of settlement, and changes in overall levels of income before taxes.

Realization of our deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including cumulative income in recent fiscal years, our forecast of future taxable income exclusive of certain reversing temporary differences and significant risks and uncertainties related to our business. In determining future taxable income, we are responsible for assumptions utilized including the amount of state, federal and international pre-tax operating income, the reversal of certain temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income in applicable tax jurisdictions, which are based on our commercial experience to date and are consistent with the plans and estimates that we are using to manage our underlying business.

We maintain a valuation allowance against certain other deferred tax assets where realizability is not certain. We periodically evaluate the likelihood of the realization of deferred tax assets and reduce the carrying amount of these deferred tax



assets by a valuation allowance to the extent we believe a portion will not be realized. This determination depends on a variety of factors, some of which are subjective, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, carryforward periods available to us for tax reporting purposes, various income tax strategies and other relevant factors. If we determine that the deferred tax assets are not realizable in a future period, we would record material changes to income tax expense in that period.

We have also provided for unrecognized tax benefits that we believe are not more-likely-than-not to be sustained upon examination by tax authorities. The evaluation of unrecognized tax benefits is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We evaluate unrecognized tax benefits on a quarterly basis and adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Our liabilities for unrecognized tax benefits can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of the statute of limitations, the recognition of the benefits associated with the position meet the more-likely-than-not threshold or the liability becomes effectively settled through the examination process. We consider matters to be effectively settled once the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews. We also accrue for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, please see Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. The primary objectives of our investment policy, in order of priority, are as follows: safety and preservation of principal and diversification of risk; liquidity of investments sufficient to meet cash flow requirements; and competitive yield. Although our investments are subject to market risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or certain types of investment. Our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including U.S. federal government and federal agency securities, corporate bonds or commercial paper issued by U.S. corporations, money market instruments, certain qualifying money market mutual funds, certain repurchase agreements, and tax-exempt obligations of states, agencies and municipalities in the U.S. Our cash equivalents and investments as of December 31, 2025 consisted of money market funds and time deposits which are not subject to significant interest rate risk.

We are exposed to risks associated with changes in interest rates in connection with our term loan borrowings. In May 2021 we entered into the Credit Agreement which provided for (i) the Dollar Term Loan, (ii) the Euro Term Loan and (iii) the Initial Revolving Credit Facility. In January 2024, we entered into the Repricing Amendment No.1 to the Credit Agreement. Upon entry into the Repricing Amendment No.1, certain existing lenders converted a portion of the outstanding Dollar Term Loan into the Tranche B-1 Dollar Term Loans and we borrowed $201.9 million aggregate principal amount of additional Tranche B-1 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Dollar Term Loan that was not converted. In July 2024, we entered into the Repricing Amendment No. 2 to the Credit Agreement, as amended by the Repricing Amendment No.1. Upon entry into the Repricing Amendment No. 2, certain existing lenders converted a portion of the outstanding Tranche B-1 Dollar Term Loans into the Tranche B-2 Dollar Term Loans and we borrowed $289.6 million aggregate principal amount of additional Tranche B-2 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Tranche B-1 Dollar Term Loans that were not converted. In November 2024, we entered into Amendment No. 3 to the Credit Agreement, as amended by the Repricing Amendment No.1 and Repricing Amendment No.2, to increase the Initial Revolving Credit Facility from $500.0 million to $885.0 million and extend the maturity date from May 5, 2026 to November 26, 2029.

There were no borrowings outstanding under the Amended Revolving Credit Facility or the Euro Term Loan as of December 31, 2025. Tranche B-2 Dollar Term Loans borrowings of $1.9 billion were outstanding as of December 31, 2025 and subject to an either (a) Term SOFR, or (b) the prime lending rate, in each case, plus an applicable margin. The applicable margin for the Tranche B-2 Dollar Term Loans is 2.25% (in the case of Term SOFR borrowings) and 1.25% (in the case of borrowings at the prime lending rate). To achieve a desired mix of floating and fixed interest rates on our Tranche B-2 Dollar Term Loans, we entered into interest rate swap agreements in April 2023. The interest rate swap agreements have a notional amount of $500.0 million and are effective until April 2026. As a result of these agreements, the interest rate on a portion of our term loan borrowings is fixed at 3.9086%, plus the borrowing spread, until April 30, 2026. The net liability fair value of outstanding interest rate swap contracts was $0.5 million as of December 31, 2025. The impact of a hypothetical increase or decrease in interest rates on the fair value of the interest rate swap contracts would be offset by a change in the value of the



underlying liability. If interest rates were to increase or decrease by 1%, interest expense for 2026 would increase or decrease by $16.9 million, based on the unhedged portion of our outstanding variable rate borrowings.

In September 2024, we completed a private placement of $1.0 billion aggregate principal amount of the 2030 Notes. In April 2021, we issued $1.5 billion in aggregate principal amount of the Secured Notes. In June 2020, we completed a private placement of $1.0 billion aggregate principal amount of the 2026 Notes.

The 2030 Notes, the Secured Notes and the 2026 Notes have fixed annual interest rates of 3.125%, 4.375% and 2.000%, respectively, and we therefore do not have economic interest rate exposure on the 2030 Notes, the Secured Notes and the 2026 Notes. However, the fair values of the 2030 Notes, the Secured Notes and the 2026 Notes are exposed to interest rate risk. Generally, the fair values of the 2030 Notes, the Secured Notes and the 2026 Notes will increase as interest rates fall and decrease as interest rates rise. The fair values of the 2030 Notes and the 2026 Notes are also affected by volatility in our ordinary share price. As of December 31, 2025, the fair values of the 2030 Notes, the Secured Notes and the 2026 Notes were estimated to be $1.3 billion, $1.5 billion and $1.2 billion, respectively.

Foreign Currency Exchange Rate Risk. We have significant operations in Europe as well as in the U.S. The functional currency of each foreign subsidiary is generally the local currency. We are exposed to foreign currency exchange risk as the functional currency financial statements of foreign subsidiaries are translated to U.S. dollars. The assets and liabilities of our foreign subsidiaries having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date, and at the average exchange rate for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive loss in shareholders' equity. The reported results of our foreign subsidiaries will be influenced by their translation into U.S. dollars by currency movements against the U.S. dollar. Our primary currency translation exposure is related to our subsidiaries that have functional currencies denominated in sterling and euro. A hypothetical 10% strengthening or weakening in the rates used to translate the results of our foreign subsidiaries that have functional currencies denominated in sterling and euro would have increased or decreased net income for the year ended December 31, 2025 by $63.7 million and $6.9 million, respectively.

Transactional exposure arises where transactions occur in currencies other than the functional currency. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are reported in foreign exchange gain (loss) in the consolidated statements of income (loss). As of December 31, 2025, our exposure to transaction risk primarily related to sterling and euro denominated net monetary liabilities, including intercompany loans, held by subsidiaries with a U.S. dollar functional currency. We have entered into foreign exchange forward contracts to manage this currency risk. These foreign exchange forward contracts are not designated as hedges; gains and losses on these derivative instruments are designed to offset gains and losses on the underlying balance sheet exposures. As of December 31, 2025, we held foreign exchange forward contracts with notional amounts totaling $575.9 million. The net asset fair value of outstanding foreign exchange forward contracts was $2.5 million as of December 31, 2025. Based on our foreign currency exchange rate exposures as of December 31, 2025, a hypothetical 10% adverse fluctuation in exchange rates would decrease the fair value of our foreign exchange forward contracts by $21.1 million. The resulting loss on these forward contracts would be offset by a positive impact on the underlying monetary assets and liabilities.

Item 8.   Financial Statements and Supplementary Data

Our consolidated financial statements as listed below are included in this Annual Report on Form 10-K as pages F-1 through F-49.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.



Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We have carried out an evaluation under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within an organization have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our principal executive officer and principal financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of our disclosure control system were met.

Changes in Internal Control over Financial Reporting. During the quarter ended December 31, 2025, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. The following report is provided by management in respect of our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act):

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

2. Our management used the COSO framework to evaluate the effectiveness of internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal control over financial reporting, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal control over financial reporting are not omitted and is relevant to an evaluation of internal control over financial reporting.

3. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 and has concluded that such internal control over financial reporting was effective. There were no material weaknesses in internal control over financial reporting identified by management.

4. KPMG, our independent registered public accounting firm, has audited the consolidated financial statements of Jazz Pharmaceuticals plc as of and for the year ended December 31, 2025, included herein, and has issued an audit report on our internal control over financial reporting, which is included below.

Jazz Pharmaceuticals

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Jazz Pharmaceuticals plc:

Opinion on Internal Control Over Financial Reporting

We have audited Jazz Pharmaceuticals Plc and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules at item 15(a)2 (collectively, the consolidated financial statements), and our report dated February 24, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG

Dublin, Ireland
February 24, 2026



Item 9B. Other Information

Insider Trading Arrangements

The following is a summary of the material terms of the contracts, instructions or written plans for the purchase or sale of the company's securities adopted or terminated by our officers (as defined in Rule 16a-1(f) under the Exchange Act) and directors during the quarter ended December 31, 2025:

Type of Trading Arrangement

Name and Position	Date	Action	Rule 10b5-1*	Expiration Date	Total Ordinary Shares to be Sold
Bruce C. Cozadd (Chairman)	11/26/2025	Adoption	X	2/26/2027	Up to 72,000

* Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated by reference to our 2026 Proxy Statement, to be filed with the SEC pursuant to Regulation 14A of the Exchange Act. If our 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is to be included in our 2026 Proxy Statement to be filed with the SEC and is incorporated herein by reference, provided that if the 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Our Code of Conduct applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and those of our subsidiaries. The Code of Conduct is available on our website at www.jazzpharmaceuticals.com under the section entitled "Our Purpose" under "Ethical Standards." We intend to satisfy the disclosure requirements under Item 5.05 of the SEC Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Conduct by posting such information on our website at the website address and location specified above.

Item 11. Executive Compensation

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC and is incorporated herein by reference, provided that if the 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC and, other than the information required by Item 402(v) of Regulation S-K is incorporated herein by reference, provided that if the 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the



omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC and is incorporated herein by reference, provided that if the 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC and is incorporated herein by reference, provided that if the 2026 Proxy Statement is not filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, the omitted information will be included in an amendment to this Annual Report on Form 10-K filed not later than the end of such 120-day period.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1.   Financial Statements:

See Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

2.   Financial Statement Schedules:

The following financial statement schedule of Jazz Pharmaceuticals plc is filed as part of this Annual Report on Form 10-K on page F-49 and should be read in conjunction with the consolidated financial statements of Jazz Pharmaceuticals plc.

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not required under the instructions, or the requested information is shown in the consolidated financial statements or related notes thereto.

(b) Exhibits—The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1‡	Agreement and Plan of Merger, dated as of March 4, 2025, by and among Chimerix, Inc, Jazz Pharmaceuticals Public Limited Company, and Pinetree Acquisition Sub, Inc.	8-K	001-33500	2.1	3/5/2025	
2.2‡	Transaction Agreement, dated as of February 3, 2021, by and among Jazz Pharmaceuticals UK Holdings Limited, Jazz Pharmaceuticals Public Limited Company and GW Pharmaceuticals PLC	8-K	001-33500	2.1	2/4/2021	
2.3#	License and Collaboration Agreement, dated October 18, 2022, between Jazz Pharmaceuticals Ireland Limited and Zymeworks BC Inc.	8-K	001-33500	2.1	12/5/2022	
3.1	Amended and Restated Memorandum and Articles of Association of Jazz Pharmaceuticals Public Limited Company, as amended on August 4, 2016	10-Q	001-33500	3.1	8/9/2016	
4.1	Description of Share Capital					X
4.2A	Indenture, dated as of August 23, 2017, among Jazz Pharmaceuticals Public Limited Company, Jazz Investments I Limited and U.S. Bank National Association	8-K	001-33500	4.1	8/23/2017	
4.2B	Form of 1.50% Exchangeable Senior Note due 2024	8-K	001-33500	4.2	8/23/2017	

4.3A	Indenture, dated as of June 11, 2020 among Jazz Pharmaceuticals Public Limited Company, Jazz Investments I Limited and U.S. Bank National Association	8-K	001-33500	4.1	6/11/2020
4.3B	Form of 2.000% Exchangeable Senior Note due 2026	8-K	001-33500	4.2	6/11/2020
4.4A	Indenture, dated as of April 29, 2021, among Jazz Securities Designated Activity Company, the guarantors party thereto, U.S. Bank National Association, as trustee and acknowledged by U.S. Bank National Association, as collateral trustee	8-K	001-33500	4.1	4/29/2021
4.4B	Form of 4.375% Senior Notes due 2029	8-K	001-33500	4.2	4/29/2021
4.5	First Supplemental Indenture, dated as of July 21, 2021, among GW Pharmaceuticals Limited, GW Global Services (International) Limited, GW Pharma Limited, GW Research Limited, GW UK Services Limited and Greenwich Biosciences, Inc., Jazz Securities Designated Activity Company, and U.S. Bank National Association, as trustee under the Indenture, dated as of April 29, 2021	10-Q	001-33500	4.5C	8/3/2021
4.6A	Indenture, dated as of September 6, 2024 among Jazz Pharmaceuticals Public Limited Company, Jazz Investments I Limited and U.S. Bank Trust Company, National Association	8-K	001-33500	4.1	9/6/2024
4.6B	Form of 3.125% Exchangeable Senior Note due 2030	8-K	001-33500	4.2	9/6/2024
10.1A	Credit Agreement, dated as of May 5, 2021, by and among Jazz Pharmaceuticals Public Limited Company, the other borrowers from time to time party thereto, the lenders and issuing banks from time to time party thereto, Bank of America, N.A., as administrative agent, and U.S. Bank National Association, as collateral trustee	8-K	001-33500	10.1	5/5/2021
10.1B	Conforming Changes Amendment, dated as of June 7, 2023, entered into by Bank of America, N.A. as administrative agent to Credit Agreement, dated as of May 5, 2021, by and among Jazz Pharmaceuticals Public Limited Company, the other borrowers from time to time party thereto, the lenders and issuing banks from time to time party thereto, Bank of America, N.A., as administrative agent, and U.S. Bank National Association, as collateral trustee	10-Q	001-33500	10.1	8/9/2023
10.1C	Amendment No. 1, dated as of January 19, 2024, to Credit Agreement dated as of May 5, 2021, by and among Jazz Pharmaceuticals Public Limited Company, the other borrowers from time to time party thereto, the lenders and issuing banks from time to time party thereto, Bank of America, N.A., as administrative agent, and U.S. Bank Trust Company, National Association, as collateral trustee	8-K	001-33500	10.1	1/25/2024
10.1D	Amendment No. 2, dated as of January 19, 2024, to Credit Agreement dated as of May 5, 2021, by and among Jazz Pharmaceuticals Public Limited Company, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative agent, and U.S. Bank Trust Company, National Association, (as successor in interest to U.S. Bank National Association), as collateral trustee	8-K	001-33500	10.1	7/22/2024
10.1E	Amendment No. 3, dated as of November 26, 2024, to Credit Agreement dated as of May 5, 2021, by and among Jazz Pharmaceuticals Public Limited Company, the other borrowers party thereto, the guarantors party thereto, the lenders and issuing banks party thereto, Bank of America, N.A., as administrative agent, and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as collateral trustee	8-K	001-33500	10.1	11/26/2024
10.2A#	License and Option Agreement, dated July 27, 2016, by and between Pfenex Inc. and Jazz Pharmaceuticals Ireland Limited	10-Q	001-33500	10.1A	8/6/2025
10.2B#	Amended and Restated License and Option Agreement,	10-Q	001-33500	10.1B	8/6/2025

	dated December 18, 2017, by and between Pfenex Inc. and Jazz Pharmaceuticals Ireland Limited				
10.3#	Settlement Agreement, dated as of April 5, 2017, by and between Jazz Pharmaceuticals, Inc. and Jazz Pharmaceuticals Ireland Limited, and Roxane Laboratories, Inc., West-Ward Pharmaceuticals Corp., Eurohealth (USA), Inc., and Hikma Pharmaceuticals PLC	10-Q	001-33500	10.1	11/9/2022
10.4†	Supply Agreement, dated as of April 1, 2010, by and between Jazz Pharmaceuticals, Inc. and Siegfried (USA) Inc.	10-Q	001-33500	10.54	5/7/2010
10.5‡	Master Manufacturing Services Agreement, dated as of October 1, 2015, by and between Jazz Pharmaceuticals Ireland Limited and Patheon Pharmaceuticals Inc.	10-K	001-33500	10.8	2/23/2021
10.6‡	Contract Manufacturing Agreement, dated as of January 20, 2020, by and between Jazz Pharmaceuticals Ireland Limited and Siegfried AG	10-K	001-33500	10.10	2/25/2020
10.7#	Pharmacy Master Services Agreement, dated as of December 1, 2022, by and between Jazz Pharmaceuticals, Inc. and Express Scripts Specialty Distribution Services, Inc.	10-K	001-33500	10.8	3/1/2023
10.8A‡	Amended and Restated License Agreement, dated as of October 14, 2020, between Pharma Mar, S.A. and Jazz Pharmaceuticals Ireland Limited	10-K	001-33500	10.12	2/23/2021
10.8B‡	Amendment No. 1, dated as of May 6, 2021, to Amended and Restated License Agreement, dated as of October 14, 2020, between Pharma Mar, S.A. and Jazz Pharmaceuticals Ireland Limited	10-Q	001-33500	10.2	8/3/2021
10.9	Lease, dated May 8, 2012, by and between John Ronan and Castle Cove Property Developments Limited and Jazz Pharmaceuticals plc	10-Q	001-33500	10.2	8/7/2012
10.10#	Preliminary Settlement Agreement, dated April 7, 2025, by and between Jazz Pharmaceuticals Ireland Limited and the Class Plaintiffs named therein, individually and on behalf of the Proposed Settlement Class	8-K	001-33500	10.1	4/8/2025
10.11+	Form of Indemnification Agreement between Jazz Pharmaceuticals plc and its officers and directors	8-K	001-33500	10.1	1/18/2012
10.12+	Offer Letter from Jazz Pharmaceuticals, Inc. to Robert Iannone dated as of April 11, 2019	10-Q	001-33500	10.4	8/6/2019
10.13A+	Employment Agreement, dated as of May 16, 2012 by and between Patricia Carr and Jazz Pharmaceuticals plc	10-Q	001-33500	10.1	11/5/2019
10.13B+	Change in Control Severance Terms, dated as of May 15, 2016, by and between Jazz Pharmaceuticals Ireland Ltd. and Patricia Carr	10-Q	001-33500	10.2	11/5/2019
10.13C+	Change in Control Stock Award Acceleration Agreement, dated as of May 15, 2016 by and between Jazz Pharmaceuticals plc and Patricia Carr	10-Q	001-33500	10.3	11/5/2019
10.14+	Offer Letter, dated as of July 5, 2019 by and between Jazz Pharmaceuticals, Inc. and Neena M. Patil	10-Q	001-33500	10.4	11/5/2019
10.15A+	Employment Contract, dated as of December 14, 2019, by and between Jazz Pharmaceuticals UK Limited and Samantha Pearce	10-K	001-33500	10.28A	2/25/2020
10.15B+	Equity Award Letter, dated as of December 9, 2019, by and between Jazz Pharmaceuticals UK Limited and Samantha Pearce	10-K	001-33500	10.28B	2/25/2020
10.15C+	Amendment to Employment Contract, dated as of April 21, 2020, by and between Jazz Pharmaceuticals UK Limited and Samantha Pearce	10-Q	001-33500	10.4	5/5/2020
10.15D+	Offer Letter from Jazz Pharmaceuticals, Inc. to Samantha Pearce	10-Q	001-33500	10.4	8/1/2024
10.16A+	Offer Letter, dated as of February 23, 2020, by and between Jazz Pharmaceuticals, Inc. and Renee Gala	10-Q	001-33500	10.1	5/5/2020
10.16B+	Letter Agreement, dated as of July 30, 2025, by and between Jazz Pharmaceuticals, Inc. and Renee Gala	10-Q	001-33500	10.2	8/6/2025
10.17A+	Offer Letter, dated as of April 4, 2023, by and between Jazz Pharmaceuticals Ireland and Liz Henderson	10-K	001-33500	10.17A	2/28/2024



10.17B+	New Hire Equity Letter, dated as of April 4, 2023, from Jazz Pharmaceuticals to Liz Henderson	10-K	001-33500	10.17B	2/28/2024
10.18A+	Offer Letter, dated as of January 30, 2024, by and between Jazz Pharmaceuticals, Inc. and Philip Johnson	10-Q	001-33500	10.1	5/2/2024
10.18B+	Sign-On Bonus Repayment Agreement, dated as of February 25, 2024, by and between Jazz Pharmaceuticals, Inc. and Philip Johnson.	10-K	001-33500	10.17B	2/26/2025
10.19A+	Amended and Restated 2011 Equity Incentive Plan (approved November 1, 2023)	10-K	001-33500	10.18I	2/28/2024
10.19B+	Form of U.S. Option Grant Notice and Form of U.S. Option Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2011 Equity Incentive Plan	10-Q	001-33500	10.7	11/8/2016
10.19C+	Form of Non-U.S. Option Grant Notice and Non-U.S. Option Agreement under the Jazz Pharmaceuticals plc 2011 Equity Incentive Plan	10-Q	001-33500	10.4	5/7/2019
10.19D+	Form of U.S. Restricted Stock Unit Award Grant Notice and Form of U.S. Restricted Stock Unit Award Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2011 Equity Incentive Plan	10-Q	001-33500	10.8	8/3/2021
10.19E+	Form of Non-U.S. Restricted Stock Unit Award Grant Notice and Form of Non-U.S. Restricted Stock Unit Award Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2011 Equity Incentive Plan	10-Q	001-33500	10.1	11/9/2021
10.19F+	Form of U.S. Performance Restricted Stock Unit Award Grant Notice and Form of U.S. Performance Restricted Stock Unit Award Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2011 Equity Incentive Plan	10-Q	001-33500	10.6	8/3/2021
10.19G+	Form of Non-U.S. Performance Restricted Stock Unit Award Grant Notice and Form of Non-U.S. Performance Restricted Stock Unit Award Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2011 Equity Incentive Plan	10-Q	001-33500	10.7	8/3/2021
10.20A+	Amended and Restated 2007 Non-Employee Directors Stock Award Plan (approved July 30, 2020)	10-Q	001-33500	10.2	5/2/2024
10.20B+	Form of Non-U.S. Option Grant Notice and Non-U.S. Option Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2007 Non-Employee Directors Stock Award Plan	10-Q	001-33500	10.2	11/2/2020
10.20C+	Form of Non-U.S. Restricted Stock Unit Award Grant Notice and Non-U.S. Restricted Stock Unit Award Agreement under the Jazz Pharmaceuticals plc Amended and Restated 2007 Non-Employee Directors Stock Award Plan	10-Q	001-33500	10.3	11/2/2020
10.21A+	Amended and Restated GW Pharmaceuticals plc 2020 Long-Term Incentive Plan.	10-K	001-33500	10.20A	2/28/2024
10.21B+	Form of Restricted Stock Unit Award Agreement under the GW Pharmaceuticals plc 2020 Long-Term Incentive Plan	10-Q	001-33500	10.10B	8/3/2021
10.21C+	Form of Replacement Stock Option Award Agreement under the GW Pharmaceuticals plc 2020 Long-Term Incentive Plan	10-Q	001-33500	10.10C	8/3/2021
10.21D+	Form of Replacement Restricted Stock Unit Award Agreement under the GW Pharmaceuticals plc 2020 Long-Term Incentive Plan	10-Q	001-33500	10.10D	8/3/2021
10.22A+	Amended and Restated 2007 Employee Stock Purchase Plan (approved November 1, 2023)	10-K	001-33500	10.21C	2/28/2024
10.22B+	Jazz Pharmaceuticals plc 2007 Employee Stock Purchase Plan Sub-Plan Governing Purchase Rights to Participants in the Republic of Ireland	10-Q	001-33500	10.14C	5/8/2012
10.23+	Jazz Pharmaceuticals plc Global Cash Bonus Plan (approved November, 2021)	10-K	001-33500	10.34E	3/1/2022
10.24+	Amended and Restated Executive Change in Control and Severance Benefit Plan, dated as of May 3, 2023	10-Q	001-33500	10.2	8/9/2023
10.25+	Jazz Pharmaceuticals plc Executive Committee Severance	10-Q	001-33500	10.4	5/7/2025

Jazz Pharmaceuticals.

	Benefit Plan					
10.24+	Amended and Restated Non-Employee Director Compensation Policy (approved October 23, 2025)	10-Q	001-33500	10.1	11/5/2025	
19.1	Jazz Pharmaceuticals plc Insider Trading Policy	10-K	001-33500	19.1	2/26/2025	
21.1	Subsidiaries of Jazz Pharmaceuticals plc.					X
23.1	Consent of KPMG, Independent Registered Public Accounting Firm.					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.					X
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Jazz Pharmaceuticals plc Policy for Recoupment of Incentive Compensation	10-K	001-33500	97.1	2/28/2024	
101.INS	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

_____

+   Indicates management contract or compensatory plan.

†   Confidential treatment has been granted for portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

‡   Certain portions of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

\#   Portions of this document have been omitted pursuant to Item 601(b)(10) of Regulations S-K because they are both not material and are the type that the company treats as private and confidential.

*   The certifications attached as Exhibit 32.1 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2026

Jazz Pharmaceuticals public limited company
(Registrant)

/s/ Renee D. Gala

Renee D. Gala
President and Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Philip L. Johnson

Philip L. Johnson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Patricia Carr

Patricia Carr
Senior Vice President, Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Renee D. Gala, Philip L. Johnson, Neena M. Patil and Patricia Carr, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/s/ Renee D. Gala **Renee D. Gala**	President and Chief Executive Officer and Director *(Principal Executive Officer)*	February 24, 2026
/s/ Philip L. Johnson **Philip L. Johnson**	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	February 24, 2026
/s/ Patricia Carr **Patricia Carr**	Senior Vice President, Chief Accounting Officer *(Principal Accounting Officer)*	February 24, 2026
/s/ Bruce C. Cozadd **Bruce C. Cozadd**	Chairman	February 24, 2026
/s/ Jennifer E. Cook **Jennifer E. Cook**	Director	February 24, 2026
/s/ Patrick G. Enright **Patrick G. Enright**	Director	February 24, 2026
/s/ Laura Hamill **Laura Hamill**	Director	February 24, 2026
/s/ Patrick Kennedy **Patrick Kennedy**	Director	February 24, 2026
/s/ Ted W. Love, M.D. **Ted W. Love, M.D.**	Director	February 24, 2026
/s/ Heather Ann McSharry **Heather Ann McSharry**	Director	February 24, 2026
/s/ Seamus C. Mulligan **Seamus C. Mulligan**	Director	February 24, 2026
/s/ Anne O'Riordan **Anne O'Riordan**	Director	February 24, 2026
/s/ Norbert G. Riedel, Ph.D. **Norbert G. Riedel, Ph.D.**	Director	February 24, 2026
/s/ Mark D. Smith, M.D. **Mark D. Smith, M.D.**	Director	February 24, 2026
/s/ Rick E Winningham **Rick E Winningham**	Director	February 24, 2026



[This page intentionally left blank]

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Jazz Pharmaceuticals plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jazz Pharmaceuticals Plc and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes and financial statement schedules at item 15(a)2 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Epidiolex Medicaid Rebate Accrual

As discussed in Note 2 to the consolidated financial statements, sales made under governmental and managed-care pricing programs and commercial payor contracts in the U.S. are subject to rebates and require significant judgment in determining the sales utilization percentage used in calculating the Epidiolex Medicaid rebate accrual. As discussed in Note 10 to the consolidated financial statements, the Company reported rebates and other sales deductions of $459.8 million, which included rebates related to the Epidiolex Medicaid rebate program in the U.S.

We identified the assessment of the Epidiolex Medicaid rebate accrual as a critical audit matter. Significant and complex auditor judgment was required to assess the Epidiolex Medicaid rebate accrual, specifically due to the significant judgment required in determining the sales utilization percentage used in the calculation of the Epidiolex Medicaid rebate accrual amount.

The following are the primary procedures we performed to address this critical audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of Epidiolex Medicaid rebate accrual;



- We compared the Company's historical Epidiolex Medicaid rebate accrual amount to the actual claims received to assess the Company's ability to accurately forecast;

- We assessed the assumption for reasonableness by comparing it against a sales utilization percentage range that we independently developed based on historical utilization rates.

/s/ KPMG

We have served as the Company's auditor since 2012.

Dublin, Ireland
February 24, 2026

Jazz Pharmaceuticals.

JAZZ PHARMACEUTICALS PLC

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,391,899	$ 2,412,864
Investments	1,050,000	580,000
Accounts receivable, net of allowances of $17,294 and $32,691 at December 31, 2025 and 2024, respectively	830,747	716,765
Inventories	416,962	480,445
Prepaid expenses	152,481	177,411
Other current assets	323,954	261,543
Total current assets	4,166,043	4,629,028
Property, plant and equipment, net	199,857	173,413
Operating lease assets	58,880	53,582
Intangible assets, net	4,429,510	4,755,695
Goodwill	1,829,340	1,716,323
Deferred tax assets, net	869,130	560,245
Deferred financing costs	7,550	9,489
Other non-current assets	99,030	114,482
Total assets	$ 11,659,340	$ 12,012,257
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 122,061	$ 77,869
Accrued liabilities	1,034,170	910,947
Current portion of long-term debt	1,029,903	31,000
Income taxes payable	56,387	18,757
Total current liabilities	2,242,521	1,038,573
Long-term debt, less current portion	4,328,354	6,077,640
Operating lease liabilities, less current portion	50,892	38,938
Deferred tax liabilities, net	594,470	676,736
Other non-current liabilities	124,519	86,614
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Ordinary shares, nominal value $0.0001 per share; 300,000 shares authorized; 61,435 and 60,631 shares issued and outstanding at December 31, 2025 and 2024, respectively	6	6
Non-voting euro deferred shares, €0.01 par value per share; 4,000 shares authorized, issued and outstanding at both December 31, 2025 and 2024	55	55
Capital redemption reserve	473	473
Additional paid-in capital	4,240,472	3,913,542
Accumulated other comprehensive loss	(568,598)	(947,667)
Retained earnings	646,176	1,127,347
Total shareholders' equity	4,318,584	4,093,756
Total liabilities and shareholders' equity	$ 11,659,340	$ 12,012,257

The accompanying notes are an integral part of these consolidated financial statements.



JAZZ PHARMACEUTICALS PLC

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Product sales, net	$ 4,021,849	$ 3,821,164	$ 3,736,943
Royalties and contract revenues	245,737	247,786	97,261
Total revenues	4,267,586	4,068,950	3,834,204
Operating expenses:			
Cost of product sales (excluding amortization of acquired developed technologies)	503,296	445,713	435,577
Selling, general and administrative	1,809,271	1,385,294	1,343,105
Research and development	782,736	884,000	849,658
Intangible asset amortization	654,661	627,313	608,284
Acquired in-process research and development	947,862	10,000	19,000
Total operating expenses	4,697,826	3,352,320	3,255,624
Income (loss) from operations	(430,240)	716,630	578,580
Interest expense, net	(195,051)	(238,097)	(289,438)
Foreign exchange gain (loss)	(2,568)	(8,182)	8,787
Income (loss) before income tax benefit and equity in loss of investees	(627,859)	470,351	297,929
Income tax benefit	(272,443)	(91,429)	(119,912)
Equity in loss of investees	732	1,660	3,009
Net income (loss)	$ (356,148)	$ 560,120	$ 414,832
Net income (loss) per ordinary share:			
Basic	$ (5.84)	$ 9.06	$ 6.55
Diluted	$ (5.84)	$ 8.65	$ 6.10
Weighted-average ordinary shares used in per share calculations - basic	60,981	61,838	63,291
Weighted-average ordinary shares used in per share calculations - diluted	60,981	66,007	72,066

The accompanying notes are an integral part of these consolidated financial statements.



JAZZ PHARMACEUTICALS PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income (loss)	$ (356,148)	$ 560,120	$ 414,832
Other comprehensive income (loss):			
Foreign currency translation adjustments	380,172	(106,025)	283,127
Unrealized gain on cash flow hedging activities, net of income tax expense of $65, $1,760 and $1,215, respectively	208	5,298	3,658
Gain on cash flow hedging activities reclassified from accumulated other comprehensive loss to interest expense, net of income tax expense of $411, $1,593 and $1,137, respectively	(1,311)	(4,793)	(3,423)
Other comprehensive income (loss)	379,069	(105,520)	283,362
Total comprehensive income	$ 22,921	$ 454,600	$ 698,194

The accompanying notes are an integral part of these consolidated financial statements.



JAZZ PHARMACEUTICALS PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Ordinary Shares		Non-voting Euro Deferred		Capital Redemption Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	63,214	$ 6	4,000	$ 55	$ 472	$3,477,124	$ (1,125,509)	$ 733,586	$3,085,734
Issuance of ordinary shares in conjunction with exercise of share options	280	—	—	—	—	30,189	—	—	30,189
Issuance of ordinary shares under employee stock purchase plan	156	—	—	—	—	16,270	—	—	16,270
Issuance of ordinary shares in conjunction with vesting of restricted stock units	735	—	—	—	—	—	—	—	—
Shares withheld for payment of employee's withholding tax liability	—	—	—	—	—	(50,952)	—	—	(50,952)
Share-based compensation	—	—	—	—	—	227,323	—	—	227,323
Shares repurchased	(2,130)	—	—	—	1	—	—	(269,762)	(269,761)
Other comprehensive income	—	—	—	—	—	—	283,362	—	283,362
Net income	—	—	—	—	—	—	—	414,832	414,832
Balance at December 31, 2023	62,255	6	4,000	55	473	3,699,954	(842,147)	878,656	3,736,997
Issuance of ordinary shares in conjunction with exercise of share options	22	—	—	—	—	1,629	—	—	1,629
Issuance of ordinary shares under employee stock purchase plan	212	—	—	—	—	19,018	—	—	19,018
Issuance of ordinary shares in conjunction with vesting of restricted stock units	892	—	—	—	—	—	—	—	—
Issuance of ordinary shares in conjunction with vesting of performance-based restricted stock units	80	—	—	—	—	—	—	—	—
Shares withheld for payment of employee's withholding tax liability	—	—	—	—	—	(57,753)	—	—	(57,753)
Share-based compensation	—	—	—	—	—	250,694	—	—	250,694
Shares repurchased	(2,830)	—	—	—	—	—	—	(311,429)	(311,429)
Other comprehensive loss	—	—	—	—	—	—	(105,520)	—	(105,520)
Net income	—	—	—	—	—	—	—	560,120	560,120
Balance at December 31, 2024	60,631	$ 6	4,000	$ 55	$ 473	$3,913,542	$ (947,667)	$1,127,347	$4,093,756

Jazz Pharmaceuticals.

JAZZ PHARMACEUTICALS PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(Continued)
(In thousands)

	Ordinary Shares		Non-voting Euro Deferred		Capital Redemption Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2024	60,631	$ 6	4,000	$ 55	$ 473	$3,913,542	$ (947,667)	$1,127,347	$4,093,756
Issuance of ordinary shares in conjunction with exercise of share options	668	—	—	—	—	88,470	—	—	88,470
Issuance of ordinary shares under employee stock purchase plan	215	—	—	—	—	19,393	—	—	19,393
Issuance of ordinary shares in conjunction with vesting of restricted stock units	964	—	—	—	—	—	—	—	—
Issuance of ordinary shares in conjunction with vesting of performance-based restricted stock units	99	—	—	—	—	—	—	—	—
Shares withheld for payment of employee's withholding tax liability	—	—	—	—	—	(75,220)	—	—	(75,220)
Share-based compensation	—	—	—	—	—	294,287	—	—	294,287
Shares repurchased	(1,142)	—	—	—	—	—	—	(125,023)	(125,023)
Other comprehensive income	—	—	—	—	—	—	379,069	—	379,069
Net loss	—	—	—	—	—	—	—	(356,148)	(356,148)
Balance at December 31, 2025	61,435	$ 6	4,000	$ 55	$ 473	$4,240,472	$ (568,598)	$ 646,176	$4,318,584

The accompanying notes are an integral part of these consolidated financial statements.



JAZZ PHARMACEUTICALS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net income (loss)	$ (356,148)	$ 560,120	$ 414,832
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Acquired in-process research and development	947,862	10,000	19,000
Intangible asset amortization	654,661	627,313	608,284
Share-based compensation	291,133	248,045	226,841
Acquisition accounting inventory fair value step-up adjustment	147,948	135,014	151,446
Depreciation	41,636	32,754	30,412
Non-cash interest expense	32,542	21,973	22,378
Provision for losses on accounts receivable and inventory	19,108	27,758	11,113
Deferred tax benefit	(444,971)	(208,327)	(260,217)
Impairment of property, plant and equipment	—	—	61,014
Other non-cash transactions	3,103	17,978	11,343
Changes in assets and liabilities:			
Accounts receivable	(106,279)	(21,115)	(51,883)
Inventories	(86,041)	(45,542)	(13,420)
Prepaid expenses and other assets	29,030	(22,135)	(127,115)
Accounts payable	39,851	(20,073)	9,603
Accrued liabilities	77,096	86,159	(23,245)
Income taxes payable	37,224	(14,742)	25,220
Other liabilities	28,018	(39,272)	(23,599)
Net cash provided by operating activities	1,355,773	1,395,908	1,092,007
Investing activities			
Acquisition of investments	(1,830,275)	(1,305,125)	(390,100)
Asset acquisition, net of cash acquired	(858,053)	—	—
Acquisition of intangible assets	(108,500)	—	—
Purchases of property, plant and equipment	(58,752)	(38,070)	(23,962)
Acquired in-process research and development	(42,500)	(10,000)	(19,000)
Proceeds from sale of an asset	28,167	—	—
Proceeds from maturity of investments	1,360,000	845,000	270,000
Net cash used in investing activities	(1,509,913)	(508,195)	(163,062)
Financing activities			
Repayments of long-term debt	(781,000)	(31,000)	(31,000)
Share repurchases	(125,023)	(311,429)	(269,761)
Payment of employee withholding taxes related to share-based awards	(75,220)	(57,753)	(50,952)
Proceeds from employee equity incentive and purchase plans	107,863	20,647	46,459
Repayment of 2024 Notes	—	(575,000)	—
Payment of debt modification costs	—	(5,716)	—
Net proceeds from issuance of 2030 Notes	—	980,767	—
Net cash provided by (used in) financing activities	(873,380)	20,516	(305,254)
Effect of exchange rates on cash and cash equivalents	6,555	(1,675)	1,137
Net increase (decrease) in cash and cash equivalents	(1,020,965)	906,554	624,828
Cash and cash equivalents, at beginning of period	2,412,864	1,506,310	881,482
Cash and cash equivalents, at end of period	$ 1,391,899	$ 2,412,864	$ 1,506,310
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 248,553	$ 314,822	$ 333,112
Cash paid for income taxes, net of refunds	121,808	114,907	177,880

The accompanying notes are an integral part of these consolidated financial statements.



JAZZ PHARMACEUTICALS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Jazz Pharmaceuticals plc is a global biopharmaceutical company whose purpose is to innovate to transform the lives of patients and their families. We are dedicated to developing life-changing medicines for people with rare disease - often with limited or no therapeutic options. We have a diverse portfolio of medicines, including leading therapies addressing epilepsies, cancers and sleep disorders. Our patient-focused and science-driven approach powers pioneering R&D advancements across our robust pipeline of innovative therapeutics.

Our lead marketed products, listed below, are approved in countries around the world to improve patient care.

- **Xywav® (calcium, magnesium, potassium, and sodium oxybates) oral solution**, a product approved by FDA in July 2020, and launched in the U.S. in November 2020 for the treatment of cataplexy or EDS in patients seven years of age and older with narcolepsy, and also approved by FDA in August 2021 for the treatment of IH in adults and launched in the U.S. in November 2021. Xywav contains 92% less sodium than Xyrem®. Xywav is also approved in Canada for the treatment of cataplexy in patients with narcolepsy.

- **Epidiolex® (cannabidiol) oral solution**, a product approved by FDA and launched in the U.S. in 2018 by GW and currently indicated for the treatment of seizures associated with LGS, DS, or TSC in patients one year of age or older; in the EU and Great Britain (where it is marketed as Epidyolex®) and other markets, it is approved for adjunctive treatment of seizures associated with LGS or DS, in conjunction with clobazam (EU and Great Britain only), in patients 2 years of age and older and for adjunctive treatment of seizures associated with TSC in patients 2 years of age and older.

- **Ziihera® (zanidatamab-hrii)**, a product approved by FDA in November 2024 under FDA's accelerated approval pathway and launched in the U.S. in December 2024 for the treatment of adults with previously treated, unresectable or metastatic HER2-positive (IHC3+) BTC, as detected by an FDA-approved test. In June 2025, the EC granted conditional marketing authorization for Ziihera for the treatment of adults with unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC previously treated with at least one prior line of systemic therapy. In January 2026, Ziihera obtained conditional approval in Canada for the treatment of adults with previously treated, unresectable locally advanced or metastatic HER2-positive (IHC3+) BTC, as monotherapy.

- **Modeyso™ (dordaviprone)**, a product approved by FDA in August 2025 under FDA's accelerated approval pathway for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation with progressive disease following prior therapy.

- **Zepzelca® (lurbinectedin)**, a product approved by FDA in June 2020 under FDA's accelerated approval pathway and launched in the U.S. in July 2020 for the treatment of adult patients with metastatic SCLC with disease progression on or after platinum-based chemotherapy; approved by FDA in October 2025 in combination with atezolizumab or atezolizumab and hyaluronidase-tqjs as a first-line maintenance treatment for adults with extensive-stage SCLC whose disease has not progressed after first-line induction therapy with atezolizumab, carboplatin and etoposide; and obtained conditional approval in Canada in September 2021 for the treatment of adults with Stage III or metastatic SCLC, who have progressed on or after platinum-containing therapy.

- **Rylaze® (asparaginase erwinia chrysanthemi (recombinant)-rywn)**, a product approved by FDA in June 2021 and launched in the U.S. in July 2021 for use as a component of a multi-agent chemotherapeutic regimen for the treatment of ALL or LBL in adults and pediatric patients aged one month or older who have developed hypersensitivity to *E. coli*-derived asparaginase. In September 2023, the EC granted marketing authorization under the trade name Enrylaze®. This therapy is also approved in markets including Great Britain, Canada, Switzerland and Australia.

Throughout this report, unless otherwise indicated or the context otherwise requires, all references to "Jazz Pharmaceuticals," "the registrant," "the Company," "we," "us," and "our" refer to Jazz Pharmaceuticals plc and its consolidated subsidiaries. Throughout this report, all references to "ordinary shares" refer to Jazz Pharmaceuticals plc's ordinary shares.



2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, and include the accounts of Jazz Pharmaceuticals plc and our subsidiaries. Intercompany transactions and balances have been eliminated. Our consolidated financial statements include the results of operations of businesses we have acquired from the date of each acquisition for the applicable reporting periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Adoption of New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740) - Improvements to Income Tax Disclosures", which requires enhanced tax disclosures providing greater disaggregation of information in the Company's effective tax rate reconciliation and disaggregates income taxes paid by jurisdiction. We adopted ASU 2023-09 for the year ended December 31, 2025 with prospective application and have provided the required tax disclosures in this Annual Report on Form 10-K. There was no impact on reported income tax (benefit) expense or related tax assets or liabilities.

Significant Risks and Uncertainties

Our financial condition, results of operations and growth prospects are dependent on our ability to maintain or increase sales of our commercialized products, which is subject to many risks and there is no guarantee that we will be able to continue to successfully commercialize those products for their approved indications. In that regard, we expect that our business will continue to meaningfully depend on oxybate revenues; however, there is no guarantee that oxybate revenues will remain at current levels. Our ability to maintain oxybate revenues and realize the anticipated benefits from our investment in Xywav are subject to a number of risks and uncertainties including, without limitation, those related to the commercialization of Xywav for the treatment of IH in adults and adoption in that indication; competition from the Hikma AG version of high-sodium oxybate and a branded fixed-dose, high-sodium oxybate, Alkermes' Lumryz (acquired through its acquisition of Avadel), for treatment of cataplexy and/or EDS in narcolepsy in the U.S. market, as well as potential future competition from generic versions of high-sodium oxybate, including a generic version of high-sodium oxybate from each of Amneal and Ascent approved in September 2025 and November 2025, respectively, and from other competitors; increased pricing pressure from, changes in policies by, or restrictions on reimbursement imposed by, third party payors, including our ability to maintain adequate coverage and reimbursement for Xywav; increased rebates required to maintain access to our products; challenges to our intellectual property around Xywav and/or Xyrem, including from pending intellectual property litigation; and continued acceptance of Xywav by physicians and patients. A significant decline in oxybate revenues could cause us to reduce our operating expenses or seek to raise additional funds and would have a material adverse effect on our business, financial condition, results of operations and growth prospects, including on our ability to acquire, in-license or develop new products to grow our business.

Our financial condition, results of operations and growth prospects are also dependent on our ability to maintain or increase sales of Epidiolex/Epidyolex in the U.S. and Europe, which is subject to many risks and there is no guarantee that we will be able to continue to successfully commercialize Epidiolex/Epidyolex for its approved indications. The commercial success of Epidiolex/Epidyolex depends on the extent to which patients and physicians accept and adopt Epidiolex/Epidyolex as a treatment for seizures associated with LGS, DS and TSC. Physicians may not prescribe Epidiolex and patients may be unwilling to use Epidiolex/Epidyolex if coverage is not provided or reimbursement is inadequate to cover a significant portion of the cost. Additionally, any negative development for Epidiolex/Epidyolex in the market, in clinical development for additional indications, or in regulatory processes in other jurisdictions, may adversely impact the commercial results and potential of Epidiolex/Epidyolex.

In addition to risks related specifically to Xywav and Epidiolex/Epidyolex, we are subject to other challenges and risks related to successfully commercializing a portfolio of oncology products and other neuroscience products, and other risks specific to our business and our ability to execute on our strategy, as well as risks and uncertainties common to companies in the pharmaceutical industry with development and commercial operations, including, without limitation, risks and uncertainties associated with: pharmaceutical product development, ongoing clinical research activity and related outcomes; obtaining regulatory approval of our late-stage product candidates; effectively commercializing our approved products such as Rylaze, Zepzelca, Ziihera and Modeyso; obtaining and maintaining adequate coverage and reimbursement for our products; contracting



and rebates to PBMs and similar organizations that reduce our net revenue; increasing scrutiny of pharmaceutical product pricing and resulting changes in healthcare laws and policy; market acceptance; regulatory concerns with controlled substances generally and the potential for abuse; future legislation; action by the U.S. Federal Government authorizing the sale, distribution, use, and insurance reimbursement of non-FDA approved cannabinoid products; delays or problems in the supply of our products; loss of single source suppliers or failure to comply with manufacturing regulations; delays or problems with third parties that are part of our manufacturing and supply chain; identifying, acquiring or in-licensing additional products or product candidates; our ability to realize the anticipated benefits of acquired or in-licensed products or product candidates, such as Ziihera and Modeyso, at the expected levels, with the expected costs and within the expected timeframe; the challenges of protecting and enhancing our intellectual property rights; complying with applicable regulatory requirements; the impact of new or increased tariffs and escalating trade tensions; and possible restrictions on our ability and flexibility to pursue certain future opportunities as a result of our substantial outstanding debt obligations.

Concentrations of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash, cash equivalents, investments and derivative contracts. Our investment policy permits investments in U.S. federal government and federal agency securities, corporate bonds or commercial paper issued by U.S. corporations, money market instruments, certain qualifying money market mutual funds, certain repurchase agreements, and tax-exempt obligations of U.S. states, agencies and municipalities and places restrictions on credit ratings, maturities, and concentration by type and issuer. We are exposed to credit risk in the event of a default by the financial institutions holding our cash, cash equivalents and investments to the extent recorded on the balance sheet.

We manage our foreign currency transaction risk and interest rate risk within specified guidelines through the use of derivatives. All of our derivative instruments are utilized for risk management purposes, and we do not use derivatives for speculative trading purposes. As of December 31, 2025 and 2024, we had foreign exchange forward contracts with notional amounts totaling $575.9 million and $461.2 million, respectively. As of December 31, 2025 and 2024, the outstanding foreign exchange forward contracts had a net asset fair value of $2.5 million and a net liability fair value of $7.9 million, respectively. As of December 31, 2025 and 2024, we had interest rate swap contracts with notional amounts totaling $500.0 million. As of December 31, 2025 and 2024, these outstanding interest rate swap contracts had a net liability fair value of $0.5 million and a net asset fair value of $1.0 million, respectively. The counterparties to these contracts are large multinational commercial banks, and we believe the risk of nonperformance is not significant.

We are also subject to credit risk from our accounts receivable related to our product sales. We monitor our exposure within accounts receivable and record a reserve against uncollectible accounts receivable as necessary. We extend credit to pharmaceutical wholesale distributors and specialty pharmaceutical distribution companies, primarily in the U.S., and to other international distributors and hospitals. Customer creditworthiness is monitored and collateral is not required. We monitor economic conditions in certain European countries which may result in variability of the timing of cash receipts and an increase in the average length of time that it takes to collect accounts receivable outstanding. Historically, we have not experienced significant credit losses on our accounts receivable and as of December 31, 2025, allowances on receivables were not material. As of December 31, 2025, five customers accounted for 81% of gross accounts receivable, including ESSDS, which accounted for 41% of gross accounts receivable, ASD, which accounted for 16% of gross accounts receivable and McKesson, which accounted for 11% of gross accounts receivable. As of December 31, 2024, five customers accounted for 80% of gross accounts receivable, including ESSDS, which accounted for 39% of gross accounts receivable, ASD, which accounted for 15% of gross accounts receivable and McKesson, which accounted for 13% of gross accounts receivable.

We depend on single source suppliers for most of our products, product candidates and their APIs. With respect to our oxybate products, the API is manufactured for us by a single source supplier and the finished products are manufactured both by us in our facility in Athlone, Ireland and by our U.S.-based supplier.

Business Acquisitions

Our consolidated financial statements include the results of operations of an acquired business from the date of acquisition. We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that assets acquired, liabilities assumed and any noncontrolling interests in the acquired business be recognized at their estimated fair values as of the acquisition date, with limited exceptions, and that the fair value of acquired IPR&D, be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the acquisition consideration over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved and changes in fair value are recognized in earnings.



Cash Equivalents and Investments

We consider all highly liquid investments, readily convertible to cash, that mature within three months or less from date of purchase to be cash equivalents.

Investments consist of time deposits with initial maturities of greater than three months. Collectively, cash equivalents and investments are considered available-for-sale and are recorded at fair value. Unrealized gains and losses, net of tax, are recorded in accumulated other comprehensive loss in shareholders' equity. We use the specific-identification method for calculating realized gains and losses on securities sold. Realized gains and losses and declines in value judged to be other than temporary on investments are included in interest expense, net in the consolidated statements of income (loss).

Derivative Instruments and Hedging Activities

We record the fair value of derivative instruments as either assets or liabilities on the consolidated balance sheets. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedging transaction and, if it is, the type of hedging transaction. For a derivative to qualify as a hedge at inception and throughout the hedged period, we formally document the nature and relationships between the hedging instruments and hedged item.

For derivatives formally designated as hedges, we assess both at inception and quarterly thereafter, whether the hedging derivatives are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.

Gains or losses on cash flow hedges are reclassified from other comprehensive income (loss) to earnings when the hedged transaction occurs. If we determine that a forecasted transaction is no longer probable of occurring, we discontinue hedge accounting and any related unrealized gain or loss on the derivative instrument is recognized in current earnings.

Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through current earnings.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. Our policy is to write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. The estimate of excess quantities is subjective and primarily dependent on our estimates of future demand for a particular product. If our estimate of future demand changes, we consider the impact on the reserve for excess inventory and adjust the reserve as required. Increases in the reserve are recorded as charges in cost of product sales.

We capitalize inventory costs associated with our products prior to regulatory approval when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized; otherwise, such costs are expensed as R&D. The determination to capitalize inventory costs is based on various factors, including status and expectations of the regulatory approval process, any known safety or efficacy concerns, potential labeling restrictions, and any other impediments to obtaining regulatory approval. We had no pre-approval inventory on our consolidated balance sheet as of December 31, 2025 or 2024.

Our inventory production process for our cannabinoid products includes the cultivation of botanical raw material. Because of the duration of the cultivation process, a portion of our inventory will not be sold within one year. Consistent with the practice in other industries that cultivate botanical raw materials, all inventory is classified as a current asset.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings	40 years
Manufacturing equipment and machinery	4-20 years
Computer software and equipment	3-7 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of the noncancelable term of our leases or their economic useful lives. Maintenance and repairs are expensed as incurred.

Leases

We determine if an arrangement is a lease at inception. Leases are classified at lease commencement as either operating leases or finance leases. Operating leases are included in operating lease assets, accrued liabilities, and operating lease



liabilities on our consolidated balance sheets. Finance lease assets are included in property, plant and equipment, net, and finance lease liabilities are included in accrued liabilities and other non-current liabilities in our consolidated balance sheets. Lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. In determining the net present value of lease payments, we use our incremental borrowing rate based on the information available at the lease commencement date. The lease asset also includes any lease payments made, reduced by lease incentives and increased by initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Finance lease expense is recognized as depreciation expense of property, plant and equipment and interest expense on finance lease liabilities.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For vehicle leases we account for the lease and non-lease components as a single lease component.

We have elected the short-term lease exemption and, therefore, do not recognize a lease asset or corresponding liability for lease arrangements with an original term of 12 months or less. Rent expense under short-term leases is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed. We have determined that we operate in a single segment and have a single reporting unit associated with the development and commercialization of pharmaceutical products. In performing the annual impairment test, the fair value of the reporting unit is compared to its corresponding carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit an impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. We test goodwill for impairment annually in October and when events or changes in circumstances indicate that the carrying value may not be recoverable.

Acquired In-Process Research and Development

The initial costs of rights to IPR&D projects acquired in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until the underlying project receives regulatory approval, at which point the intangible asset will be accounted for as a finite-lived intangible asset, or discontinued, at which point the intangible asset will be written off. Development costs incurred after an acquisition are expensed as incurred.

Intangible Assets

Intangible assets with finite useful lives consist primarily of purchased developed technology and are amortized on a straight-line basis over their estimated useful lives, which range from four to sixteen years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying amount and the fair value of the impaired asset.

Revenue Recognition

Our revenue is comprised of product sales, net and royalties and contract revenues. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Prior to recognizing revenue, we make estimates of the transaction price, including variable consideration that is subject to a constraint. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Product Sales, Net

Product sales revenue is recognized when control has transferred to the customer, which occurs at a point in time, which is typically on delivery to the customer or, in the case of products that are subject to consignment agreements, when the customer removes product from our consigned inventory location for shipment directly to a patient.

Reserves for Variable Consideration

Revenues from sales of products are recorded at the net sales price, which includes estimates of variable consideration for which reserves are established and which relate to returns, specialty distributor fees, wholesaler fees, prompt payment



discounts, government rebates, government chargebacks, coupon programs and rebates under managed care plans and commercial payor contracts. Calculating certain of these reserves involves estimates and judgments and we determine their expected value based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in these programs' regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs and channel inventory data. These reserves reflect our best estimates of the amount of consideration to which we are entitled based on the terms of the contract. A large portion of the reserve relates to rebates where there is significant judgment, in particular in the determination of the sales utilization percentage used to calculate the Epidiolex Medicaid rebate accrual. The amount of variable consideration that is included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. We reassess our reserves for variable consideration at each reporting date. Historically, adjustments to estimates for these reserves have not been material.

Reserves for returns, specialty distributor fees, wholesaler fees, government rebates, coupon programs and rebates under managed care plans and commercial payor contracts are included within current liabilities in our consolidated balance sheets. Reserves for government chargebacks and prompt payment discounts are shown as a reduction in accounts receivable.

Royalties and Contract Revenues

We enter into out-licensing agreements under which we license certain rights to our products or product candidates to third parties. If a licensing arrangement includes multiple goods or services, we consider whether the license is distinct. If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. If the license to our intellectual property is determined not to be distinct, it is combined with other goods or services into a combined performance obligation. We consider whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting date and, if necessary, adjust the measure of performance and related revenue recognition.

At the inception of each arrangement that includes development milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price.

For arrangements that include sales-based royalties and milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties and sales-based milestones relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty or sales-based milestone has been allocated has been satisfied (or partially satisfied).

Cost of Product Sales

Cost of product sales includes manufacturing and distribution costs, the cost of drug substance, royalties due to third parties on product sales, product liability and cargo insurance, FDA user fees, freight, shipping, handling and storage costs and salaries and related costs of employees involved with production. Excluded from cost of product sales shown on the consolidated statements of income (loss) is amortization of acquired developed technology of $654.7 million, $627.3 million and $608.3 million in 2025, 2024 and 2023, respectively.

Research and Development

R&D expenses consist primarily of costs related to clinical studies and outside services, personnel expenses, and other R&D costs, including milestone payments incurred prior to regulatory approval of products. Clinical study and outside services costs relate primarily to services performed by clinical research organizations, clinical studies performed at clinical sites, materials and supplies, and other third party fees. Personnel expenses relate primarily to salaries, benefits and share-based compensation. Other R&D expenses primarily include overhead allocations consisting of various support and facilities-related costs. R&D costs are expensed as incurred. For product candidates that have not been approved by FDA, inventory used in clinical trials is expensed at the time of production and recorded as R&D expense. For products that have been approved by FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the trial.



Advertising Expenses

We expense the costs of advertising, including promotional expenses, as incurred. Advertising expenses were $105.6 million, $107.4 million and $92.2 million in 2025, 2024 and 2023, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amount and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to reduce deferred tax assets to the amount that is more-likely-than-not to be realized. We recognize the benefits of a tax position if it is more-likely-than-not of being sustained. A recognized tax benefit is then measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the consolidated balance sheets.

Foreign Currency

Our functional and reporting currency is the U.S. dollar. The assets and liabilities of our subsidiaries that have a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date with the results of operations of subsidiaries translated at the weighted average exchange rate for the reporting period. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Transactions in foreign currencies are translated into the functional currency of the relevant subsidiary at the weighted average exchange rate for the reporting period. Any monetary assets and liabilities arising from these transactions are translated into the relevant functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange gain (loss) in our consolidated statements of income (loss).

Deferred Financing Costs

Deferred financing costs are reported at cost, less accumulated amortization and are presented in the consolidated balance sheets as a direct deduction from the carrying value of the associated debt, with the exception of deferred financing costs associated with revolving-debt arrangements which are presented as assets. The related amortization expense is included in interest expense, net in our consolidated statements of income (loss).

Contingencies

From time to time, we may become involved in claims and other legal matters arising in the ordinary course of business. We record accruals for loss contingencies to the extent that we conclude that it is probable that a liability has been incurred and the amount of the related loss can be reasonably estimated. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses.

Share-Based Compensation

We account for compensation cost for all share-based awards at fair value on the date of grant. The fair value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method. The estimation of share-based awards that will ultimately vest requires judgment, and, to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We primarily consider historical experience when estimating expected forfeitures.

Performance-Based Restricted Stock Unit Awards

PRSUs awarded to employees vest upon the achievement of certain performance criteria at the end of a specified performance period. For PRSUs granted prior to 2024, the amount of shares awarded will be subject to adjustment based on the application of a TSR modifier. For PRSUs granted in 2025 and 2024, relative TSR represents one of the performance metrics. The estimated fair value of these PRSUs is based on a Monte Carlo simulation model. Compensation expense for PRSUs is recognized from the date the Company determines the performance criteria probable of being achieved to the date the award, or relevant portion of the award, is expected to vest. Cumulative adjustments are recorded on a quarterly basis to reflect subsequent changes to the estimated outcome of the performance criteria until the date results are determined.



Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-04) - Disaggregation of Income Statement Expenses", which requires additional disclosure in the notes to the financial statements of the nature of certain expenses included in the income statement. The amendments are effective on a prospective basis, with the option to apply them retrospectively, for fiscal years beginning after December 15, 2026. We are currently evaluating the impact of adopting this new accounting guidance.

In November 2024, the FASB issued ASU 2024-04, "Induced Conversions of Convertible Debt Instruments", which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. The amendments are effective on a prospective basis, with the option to apply them retrospectively, for fiscal years beginning after December 15, 2025. We are currently evaluating the impact of adopting this new accounting guidance.

In September 2025, the FASB issued ASU 2025-06, "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", which modernizes the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introducing a more judgment-based approach. ASU 2025-06 is effective for the Company for annual reporting periods beginning with the fiscal year ending December 15, 2027 and for interim reporting periods beginning in that fiscal year. We are currently evaluating the impact of adopting this new accounting guidance.

3. Asset Acquisition and License Agreements

Asset Acquisition

In April 2025, we acquired the entire issued share capital of Chimerix at a price of $8.55 per share, payable in cash at closing, representing a total cash consideration of $944.2 million, funded with our cash and cash equivalents. As a result of this, Chimerix became an indirect wholly owned subsidiary of the Company. The Chimerix Acquisition was accounted for as an asset acquisition as it did not meet the definition of a business.

The total consideration paid and the allocation to assets acquired and liabilities assumed was (in thousands):

Consideration		
Cash consideration to acquire Chimerix's outstanding common stock	$	802,023
Cash consideration for Chimerix's outstanding equity awards		142,131
Total cash consideration paid to Chimerix		944,154
Transaction costs		13,237
Total consideration	$	957,391
Assets Acquired and Liabilities Assumed		
Cash	$	99,338
In-process research and development		905,362
Accrued liabilities		(53,066)
Other assets and liabilities		5,757
Total net assets acquired	$	957,391

The value attributed to IPR&D related to Modeyso and was expensed as it was determined to have no alternative future use at the time of the acquisition.



License Agreements

In August 2025, we entered into a global license agreement with Saniona to obtain exclusive worldwide rights to develop SAN2355, now referred to as JZP053, a highly differentiated, subtype-selective Kv7.2/Kv7.3 activator in preclinical development for epilepsy and other potential indications, designed to overcome the limitations of non-selective Kv7-targeting compounds. Under the terms of the agreement, we made an upfront payment of $42.5 million to Saniona, which was recorded as acquired IPR&D expense in our consolidated statements of income (loss) for the year ended December 31, 2025. Saniona is eligible to receive development, regulatory and commercial milestone payments of up to $992.5 million and, if SAN2355 is approved, a tiered, mid-single digit to low-double digit royalty on our net sales of SAN2355.

In February 2024, we entered into a definitive asset purchase agreement with Redx to acquire global rights to a KRAS inhibitor program. Under the terms of the agreement, we made an upfront payment of $10.0 million to Redx which was recorded as acquired IPR&D expense in our consolidated statements of income (loss) for the year ended December 31, 2024. Redx is eligible to receive development and commercial milestone payments of up to $870.0 million and, if a product is approved, a tiered, mid-single-digit percentage royalty on net sales of that product.

In November 2023, we entered into an exclusive licensing and collaboration agreement with Autifony to discover and develop drug candidates targeting two different ion channel targets associated with neurological disorders. Under the terms of the agreement, we made an upfront payment of $18.0 million to Autifony, which was recorded as acquired IPR&D expense in our consolidated statements of income (loss) for the year ended December 31, 2023. Autifony is eligible to receive development and commercial milestone payments of up to $752.5 million and, if a product is approved, a tiered, mid-single-digit percentage royalty on net sales of that product.

4. Cash and Available-for-Sale Securities

Cash, cash equivalents and investments consisted of the following (in thousands):

	December 31, 2025					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash and Cash Equivalents	Investments
Cash	$ 682,746	$ —	$ —	$ 682,746	$ 682,746	$ —
Time deposits	1,130,000	—	—	1,130,000	80,000	1,050,000
Money market funds	629,153	—	—	629,153	629,153	—
Totals	$ 2,441,899	$ —	$ —	$ 2,441,899	$ 1,391,899	$ 1,050,000

	December 31, 2024					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash and Cash Equivalents	Investments
Cash	$ 948,894	$ —	$ —	$ 948,894	$ 948,894	$ —
Time deposits	790,000	—	—	790,000	210,000	580,000
Money market funds	1,253,970	—	—	1,253,970	1,253,970	—
Totals	$ 2,992,864	$ —	$ —	$ 2,992,864	$ 2,412,864	$ 580,000

Cash equivalents and investments are considered available-for-sale securities. We use the specific-identification method for calculating realized gains and losses on securities sold and include them in interest expense, net in the consolidated statements of income (loss). Our investment balances represent time deposits with original maturities of greater than three months and less than one year. Interest income from available-for-sale securities was $85.8 million, $106.3 million and $65.1 million in 2025, 2024 and 2023, respectively.

5. Fair Value Measurement

The following table summarizes, by major security type, our available-for-sale securities and derivative contracts that were measured at fair value on a recurring basis and were categorized using the fair value hierarchy (in thousands):

	December 31, 2025			December 31, 2024		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Estimated Fair Value
Assets:						
Available-for-sale securities:						
Money market funds	$ 629,153	$ —	$ 629,153	$ 1,253,970	$ —	$ 1,253,970
Time deposits	—	1,130,000	1,130,000	—	790,000	790,000
Foreign exchange forward contracts	—	6,259	6,259	—	2,250	2,250
Interest rate contracts	—	—	—	—	991	991
Totals	$ 629,153	$ 1,136,259	$ 1,765,412	$ 1,253,970	$ 793,241	$ 2,047,211
Liabilities:						
Foreign exchange forward contracts	$ —	$ 3,760	$ 3,760	$ —	$ 10,198	$ 10,198
Interest rate contracts	—	465	465	—	—	—
Totals	$ —	$ 4,225	$ 4,225	$ —	$ 10,198	$ 10,198

As of December 31, 2025 and 2024, our available-for-sale securities included money market funds and time deposits and their carrying values were approximately equal to their fair values. Money market funds were measured using quoted prices in active markets, which represent Level 1 inputs and time deposits were measured at fair value using Level 2 inputs. Level 2 inputs are obtained from various third party data providers and represent quoted prices for similar assets in active markets, or these inputs were derived from observable market data, or if not directly observable, were derived from or corroborated by other observable market data.

Our derivative assets and liabilities include interest rate and foreign exchange derivatives that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk as well as an evaluation of our counterparties' credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the fair value hierarchy.

There were no transfers between the different levels of the fair value hierarchy in 2025 or in 2024.

As of December 31, 2025 and 2024, the carrying amount of investments measured using the measurement alternative for equity investments without a readily determinable fair value was $4.3 million. The carrying amount, which is recorded within other non-current assets, is based on the latest observable transaction price.

As of December 31, 2025, the estimated fair values of the 2026 Notes, the 2030 Notes, the Secured Notes and the Tranche B-2 Dollar Term Loans were $1.2 billion, $1.3 billion, $1.5 billion and $1.9 billion, respectively. As of December 31, 2024, the estimated fair values of the 2026 Notes, the 2030 Notes, the Secured Notes and the Tranche B-2 Dollar Term Loans were $1.0 billion, $1.1 billion, $1.4 billion and $2.7 billion, respectively. The fair values of each of these debt facilities were estimated using quoted market prices obtained from brokers (Level 2).

6. Derivative Instruments and Hedging Activities

We are exposed to certain risks arising from operating internationally, including fluctuations in foreign exchange rates primarily related to the translation of sterling and euro denominated net monetary liabilities, including intercompany balances, held by subsidiaries with a U.S. dollar functional currency and fluctuations in interest rates on our outstanding term loan borrowings. We manage these exposures within specified guidelines through the use of derivatives. All of our derivative instruments are utilized for risk management purposes, and we do not use derivatives for speculative trading purposes.

We enter into foreign exchange forward contracts, with durations of up to 12 months, designed to limit the exposure to fluctuations in foreign exchange rates related to the translation of certain non-U.S. dollar denominated liabilities, including intercompany balances. Hedge accounting is not applied to these derivative instruments as gains and losses on these hedge transactions are designed to offset gains and losses on underlying balance sheet exposures. As of December 31, 2025 and 2024,



the notional amount of foreign exchange contracts where hedge accounting was not applied was $575.9 million and $461.2 million, respectively.

The foreign exchange gain (loss) in our consolidated statements of income (loss) included the following gains (losses) associated with foreign exchange contracts not designated as hedging instruments (in thousands):

	Year Ended December 31,		
Foreign Exchange Forward Contracts:	**2025**	**2024**	**2023**
Gain (loss) recognized in foreign exchange gain (loss)	$ 12,065	$ (14,444)	$ 13,543

To achieve a desired mix of floating and fixed interest rates on our variable rate debt, we entered into interest rate swap agreements in April 2023, which are effective until April 2026. These agreements hedge contractual term loan interest rates. As of December 31, 2025, the interest rate swap agreements had a notional amount of $500.0 million. As a result of these agreements, the interest rate on a portion of our term loan borrowings is fixed at 3.9086%, plus the borrowing spread, until April 30, 2026.

The impact on accumulated other comprehensive loss and earnings from derivative instruments that qualified as cash flow hedges was as follows (in thousands):

	Year Ended December 31,		
Interest Rate Contracts:	**2025**	**2024**	**2023**
Gain recognized in accumulated other comprehensive loss, net of tax	$ 208	$ 5,298	$ 3,658
Gain reclassified from accumulated other comprehensive loss to interest expense, net of tax	(1,311)	(4,793)	(3,423)

Assuming no change in the Term SOFR based interest rates from market rates as of December 31, 2025, $0.4 million of losses, net of tax, recognized in accumulated other comprehensive loss will be reclassified to earnings over the next 12 months.

The cash flow effects of our derivative contracts are included within net cash provided by operating activities in the consolidated statements of cash flows.

The following tables summarize the fair value of outstanding derivatives (in thousands):

	Classification	December 31, 2025	December 31, 2024
Assets			
Derivatives designated as hedging instruments:			
Interest rate contracts	Other current assets	$ —	$ 959
	Other non-current assets	—	32
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts	Other current assets	6,259	2,250
Total fair value of derivative asset instruments		$ 6,259	$ 3,241
Liabilities			
Derivatives designated as hedging instruments:			
Interest rate contracts	Accrued liabilities	$ 465	$ —
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts	Accrued liabilities	3,760	10,198
Total fair value of derivative liability instruments		$ 4,225	$ 10,198

Although we do not offset derivative assets and liabilities within our consolidated balance sheets, our International Swap and Derivatives Association agreements provide for net settlement of transactions that are due to or from the same counterparty upon early termination of the agreement due to an event of default or other termination event. The following table summarizes the potential effect on our consolidated balance sheets of offsetting our interest rate and foreign exchange forward contracts subject to such provisions (in thousands):

| | December 31, 2025 | | | | | |
| | | | Net Amounts of Assets/ Liabilities | Gross Amounts Not Offset in the Consolidated Balance Sheet | | |
Description	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Presented in the Consolidated Balance Sheet	Derivative Financial Instruments	Cash Collateral Received (Pledged)	Net Amount
Derivative assets	$ 6,259	$ —	$ 6,259	$ (3,972)	$ —	$ 2,287
Derivative liabilities	(4,225)	—	(4,225)	3,972	—	(253)

| | December 31, 2024 | | | | | |
| | | | Net Amounts of Assets/ Liabilities | Gross Amounts Not Offset in the Consolidated Balance Sheet | | |
Description	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Presented in the Consolidated Balance Sheet	Derivative Financial Instruments	Cash Collateral Received (Pledged)	Net Amount
Derivative assets	$ 3,241	$ —	$ 3,241	$ (2,910)	$ —	$ 331
Derivative liabilities	(10,198)	—	(10,198)	2,910	—	(7,288)

7. Inventories

Inventories consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Raw materials	$ 21,963	$ 20,161
Work in process	253,350	311,752
Finished goods	141,649	148,532
Total inventories	$ 416,962	$ 480,445

As of December 31, 2025 and 2024, inventories included $54.1 million and $191.2 million, respectively, related to the purchase accounting inventory fair value step-up on inventory acquired as part of our GW Acquisition.

8. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Manufacturing equipment and machinery	$ 97,414	$ 87,451
Land and buildings	72,230	71,902
Computer software	63,648	42,635
Leasehold improvements	63,569	70,201
Construction-in-progress	49,635	34,493
Computer equipment	21,905	20,137
Furniture and fixtures	10,009	8,551
Subtotal	378,410	335,370
Less accumulated depreciation and amortization	(178,553)	(161,957)
Property, plant and equipment, net	$ 199,857	$ 173,413

Depreciation and amortization expense on property, plant and equipment amounted to $41.6 million, $32.8 million and $30.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.



9. Goodwill and Intangible Assets

The gross carrying amount of goodwill was as follows (in thousands):

Balance at December 31, 2024	$ 1,716,323
Foreign exchange	113,017
Balance at December 31, 2025	$ 1,829,340

The gross carrying amounts and net book values of our intangible assets were as follows (in thousands):

	Remaining Weighted-Average Useful Life (In years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Acquired developed technologies	6.8	$ 8,194,656	(3,765,146)	$ 4,429,510	$ 7,699,423	(2,943,728)	$ 4,755,695
Manufacturing contracts	—	12,578	(12,578)	—	11,121	(11,121)	—
Trademarks	—	2,904	(2,904)	—	2,868	(2,868)	—
Total finite-lived intangible assets		$ 8,210,138	(3,780,628)	$ 4,429,510	$ 7,713,412	(2,957,717)	$ 4,755,695

The increase in the gross carrying amount of intangible assets as of December 31, 2025 compared to December 31, 2024 primarily relates to the positive impact of foreign currency translation adjustments due to the strengthening of sterling against the U.S. dollar.

The assumptions and estimates used to determine future cash flows and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors, such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines.

Based on finite-lived intangible assets recorded as of December 31, 2025, and assuming the underlying assets will not be impaired and that we will not change the expected lives of any other assets, future amortization expenses were estimated as follows (in thousands):

Year Ending December 31,	Estimated Amortization Expense
2026	$ 683,211
2027	673,586
2028	649,535
2029	647,270
2030	586,093
Thereafter	1,189,815
Total	$ 4,429,510

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2025	2024
Rebates and other sales deductions	$ 459,837	$ 342,717
Employee compensation and benefits	215,351	153,133
Accrued royalties	47,075	36,802
Clinical trial accruals	41,967	49,962
Accrued interest	40,667	41,626
Inventory-related accruals	34,046	25,509
Sales return reserve	26,412	26,428
Accrued development expenses	24,371	23,099
Consulting and professional services	22,977	26,221
Selling and marketing accruals	15,405	26,981
Current portion of lease liabilities	14,717	14,779
Accrued construction-in-progress	14,308	10,061
Derivative instrument liabilities	4,225	10,198
Accrued collaboration expenses	1,117	18,005
Accrued milestones	—	27,500
Other	71,695	77,926
Total accrued liabilities	$ 1,034,170	$ 910,947

11. Debt

The following table summarizes the carrying amount of our indebtedness (in thousands):

	December 31,	
	2025	2024
2026 Notes	$ 1,000,000	$ 1,000,000
Unamortized - debt issuance costs	(1,097)	(3,747)
2026 Notes, net	998,903	996,253
2030 Notes	1,000,000	1,000,000
Unamortized - debt issuance costs	(16,036)	(19,135)
2030 Notes, net	983,964	980,865
Secured Notes	1,487,445	1,483,841
Term Loan [(1)]	1,887,945	2,647,681
Total debt	5,358,257	6,108,640
Less current portion [(2)]	1,029,903	31,000
Total long-term debt	$ 4,328,354	$ 6,077,640

_____

(1) In January 2025, we made a voluntary repayment on the Tranche B-2 Dollar Term Loan totaling $750.0 million.

(2) Balance as of December 31, 2025 includes the 2026 Notes since they mature in June 2026.



Credit Agreement

On May 5, 2021, Jazz Pharmaceuticals plc, Jazz Lux, and certain of our other subsidiaries, as borrowers, or, collectively with Jazz Pharmaceuticals plc and Jazz Lux, the "Borrowers", entered into the Credit Agreement. The Credit Agreement initially provided for (i) the Dollar Term Loan, which was drawn by Jazz Lux on the closing date thereof in U.S. dollars (ii) the Euro Term Loan, which was drawn by Jazz Lux on the closing date thereof in Euros and (iii) the Initial Revolving Credit Facility.

We used the proceeds from the Dollar Term Loan (i) to repay in full $575.9 million under the 2015 Credit Agreement, (ii) to fund, in part, the cash consideration payable in connection with the GW Acquisition and (iii) to pay related fees and expenses. Upon the repayment in full of loans under the 2015 Credit Agreement, it was terminated and all guarantees and liens thereunder were released.

In 2021, we made voluntary prepayments on the Euro Term Loan totaling €416.7 million, or $502.0 million, and in March 2022 we repaid the remaining outstanding principal of €208.3 million, or $251.0 million. The Euro Term Loan bore interest at the EURIBOR plus an applicable margin. During the term of the Euro Term Loan, the interest rate and effective interest rate were 4.43% and 4.93%, respectively.

In January 2024, Jazz Lux entered into the Repricing Amendment No.1 to the Credit Agreement. Upon entry into the Repricing Amendment No.1, certain existing lenders converted a portion of the outstanding Dollar Term Loan into the Tranche B-1 Dollar Term Loans, and Jazz Lux borrowed $201.9 million aggregate principal amount of additional Tranche B-1 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Dollar Term Loan that was not converted.

In July 2024, Jazz Lux entered into the Repricing Amendment No. 2 to the Credit Agreement, as amended by the Repricing Amendment No. 1. Upon entry into Repricing Amendment No. 2, certain existing lenders converted a portion of the outstanding Tranche B-1 Dollar Term Loans into the Tranche B-2 Dollar Term Loans, and Jazz Lux borrowed $289.6 million aggregate principal amount of additional Tranche B-2 Dollar Term Loans, the proceeds of which were used to repay the portion of the outstanding Tranche B-1 Dollar Term Loans that were not converted.

The Tranche B-2 Dollar Term Loans are a separate class of term loans under the Credit Agreement, as amended by Repricing Amendment No. 1 and Repricing Amendment No. 2, with the same material terms (including with respect to maturity, prepayment, security, covenants and events of default) as the previously outstanding Tranche B-1 Dollar Term Loans and the initial Dollar Term Loan incurred on May 5, 2021, with the interest rate amended as described below and the credit spread adjustment removed. The principal amount of Tranche B-1 Dollar Term Loans outstanding immediately prior to the Repricing Amendment No. 2 and the outstanding principal amount of Tranche B-2 Dollar Term Loans immediately following the Repricing Amendment No.2, each totaled $2.7 billion.

The Tranche B-2 Dollar Term Loans bear interest at a rate equal to either (a) Term SOFR or (b) the prime lending rate, in each case, plus an applicable margin. The applicable margin for the Tranche B-2 Dollar Term Loans is 2.25% (in the case of Term SOFR borrowings) and 1.25% (in the case of borrowings at the prime lending rate), a decrease, in each case, of 75 basis points from the applicable margin on the Tranche B-1 Dollar Term Loans. The Tranche B-2 Dollar Term Loans are subject to a Term SOFR floor of 0.50%. As of December 31, 2025, the interest rate and effective interest rate on the Tranche B-2 Dollar Term Loans were 5.97% and 8.32%, respectively.

In November 2024, we entered into Amendment No. 3 to the Credit Agreement, as amended by the Repricing Amendment No. 1 and Repricing Amendment No. 2, to increase the Initial Revolving Credit Facility from $500.0 million to $885.0 million and extend the maturity date, or Amended Revolving Credit Facility, from May 5, 2026 to November 26, 2029 (such date, the "Amended Revolving Facility Maturity Date"), provided that:

- if, as of any date from March 16, 2026 to the maturity date of the 2026 Notes (any such date, the "2026 Notes Springing Maturity Date"), (x) any 2026 Notes (or any permitted refinancing indebtedness in respect thereof with a maturity date that is not later than the date that is 91 days after the Amended Revolving Facility Maturity Date) (any such indebtedness, the "2026 Maturity Indebtedness") remain outstanding and (y) the aggregate amount of unrestricted cash of Jazz Pharmaceuticals plc and its subsidiaries is less than an amount equal to 125% of the aggregate principal amount of 2026 Maturity Indebtedness outstanding, then the maturity date for the Amended Revolving Credit Facility will be shortened to the 2026 Notes Springing Maturity Date;

- if, as of February 4, 2028, (x) more than $500,000,000 of the Tranche B-2 Dollar Term Loans under the Amended Credit Agreement (and any extended term loans, refinancing term loans, refinancing notes and permitted refinancing indebtedness, in each case, in respect thereof) (any such indebtedness, the "Term Loan Indebtedness") remains outstanding and (y) the maturity date of such Term Loan Indebtedness is not later than the date that is 91 days after



the Amended Revolving Facility Maturity Date, then the maturity date for the Amended Revolving Credit Facility will be shortened to February 4, 2028; and

- if, as of October 16, 2028 (such date, the "Senior Notes Springing Maturity Date"), (x) more than $500,000,000 of the Secured Notes (and permitted refinancing indebtedness in respect thereof) (any such indebtedness, the "Senior Note Indebtedness") remains outstanding and (y) the maturity date with respect to such Senior Note Indebtedness is not later than the date that is 91 days after the Amended Revolving Facility Maturity Date, then the maturity date for the Amended Revolving Credit Facility will be shortened to October 16, 2028.

Initially, the applicable margin for the loans under the Amended Revolving Credit Facility will be 2.00% (in the case of Term SOFR borrowings) and 1.00% (in the case of borrowings at the prime lending rate). Thereafter, the applicable margin for the Amended Revolving Credit Facility ranges from 1.75% to 2.75% (in the case of Term SOFR borrowings) and 0.75% to 1.75% (in the case of borrowings at the prime lending rate), depending on our first lien secured net leverage ratio level, and any loans under the Amended Revolving Credit Facility are subject to a Term SOFR floor of 0.00%. The Amended Revolving Credit Facility has a commitment fee payable on the undrawn amount ranging from 0.25% to 0.45% per annum based upon our first lien secured net leverage ratio. As of December 31, 2025, we had an undrawn Amended Revolving Credit Facility totaling $885.0 million.

We may make voluntary prepayments at any time without payment of a premium or penalty, subject to certain exceptions, and are required to make certain mandatory prepayments of outstanding indebtedness under the Amended Credit Agreement in certain circumstances. Principal repayments of the Dollar Term Loan, which were due quarterly, began in September 2021 and were equal to 1.0% per annum of the original principal amount of $3.1 billion with any remaining balance payable on the maturity date. In September 2022, we made a voluntary repayment on the Dollar Term Loan totaling $300.0 million. In January 2025, we made a voluntary repayment on the Tranche B-2 Dollar Term Loans totaling $750.0 million. The Tranche B-2 Dollar Term Loans will amortize in quarterly installments equal to 0.286294791% of the initial aggregate principal amount thereof, with the remaining balance payable on May 5, 2028.

Our obligations under the Amended Credit Agreement and any hedging or cash management obligations entered into with any lender thereunder are guaranteed by Jazz Pharmaceuticals plc, the other borrowers, and each of the Jazz Pharmaceuticals plc's other existing or subsequently acquired or organized direct and indirect subsidiaries (subject to certain exceptions), or the Guarantors. We refer to the Borrowers and the Guarantors collectively as the "Loan Parties."

The Loan Parties' obligations under the Amended Credit Agreement are secured, subject to customary permitted liens and other exceptions, by a security interest in (a) all tangible and intangible assets of the Loan Parties, except for certain excluded assets, and (b) all of the equity interests of the subsidiaries of the Loan Parties held by the Loan Parties.

The Amended Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to Jazz Pharmaceuticals plc and its restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of junior indebtedness and dividends and other distributions. The Amended Credit Agreement contains financial covenants that require Jazz Pharmaceuticals plc and its restricted subsidiaries to (a) not exceed a maximum first lien secured net leverage ratio and (b) not fall below a minimum interest coverage ratio, provided that such covenants apply only to the Amended Revolving Credit Facility and are applicable only if amounts are drawn (or non-cash collateralized letters of credit in excess of $50.0 million are outstanding) under the Amended Revolving Credit Facility. The Amended Credit Agreement also contains customary events of default relating to, among other things, failure to make payments, breach of covenants and breach of representations.

2029 Secured Notes

On April 29, 2021, Jazz Securities, a wholly owned subsidiary of Jazz Pharmaceuticals plc, closed the offering of the Secured Notes in a private placement. We used the proceeds from the Secured Notes to fund, in part, the cash consideration payable in connection with the GW Acquisition.

Interest on the Secured Notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022, at a rate of 4.375% per year. The Secured Notes mature on January 15, 2029.

The Secured Notes are jointly and severally guaranteed by Jazz Pharmaceuticals plc and each of its restricted subsidiaries, other than Jazz Securities, that is a borrower, or a guarantor, under the Amended Credit Agreement. The Secured Notes and related guarantees are secured by a first priority lien (subject to permitted liens and certain other exceptions), equally and ratably with the Amended Credit Agreement, on the collateral securing the Amended Credit Agreement.

Some or all of the Secured Notes, may be redeemed at any time and from time to time at a specified redemption prices, plus accrued and unpaid interest, if any, to, but excluding, to the redemption date. In addition, Jazz Securities may redeem all



but not part of the Secured Notes at its option at any time in connection with certain tax-related events at a price equal to 100% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If Jazz Pharmaceuticals plc undergoes a change of control, Jazz Securities will be required to make an offer to purchase all of the Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase, subject to certain exceptions.

The indenture governing the Secured Notes contains customary affirmative covenants and negative covenants applicable to Jazz Pharmaceuticals plc and its restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of junior indebtedness and dividends and other distributions. If Jazz Securities or Jazz Pharmaceuticals plc's restricted subsidiaries engage in certain asset sales, Jazz Securities will be required under certain circumstances to make an offer to purchase the Secured Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

As of December 31, 2025, the interest rate and effective interest rate on the Secured Notes were 4.375% and 4.64%, respectively.

2030 Notes

In September 2024, Jazz Investments, a wholly owned subsidiary of Jazz Pharmaceuticals plc, completed a private placement of $1.0 billion principal amount of the 2030 Notes.

Interest on the 2030 Notes is payable semi-annually in cash in arrears on March 15 and September 15 of each year, beginning on March 15, 2025, at a rate of 3.125% per year. In certain circumstances, we may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the 2030 Notes. The 2030 Notes mature on September 15, 2030, unless earlier exchanged, redeemed or repurchased.

The holders of the 2030 Notes have the ability to require us to repurchase all or a portion of their 2030 Notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date in the event we undergo a fundamental change (as defined in the indenture related to the 2030 Notes), such as specified change of control transactions, our liquidation or dissolution or the delisting of our ordinary shares from any of The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market or The Nasdaq Capital Market (or any of their respective successors).

Additionally, the terms and covenants in the indenture related to the 2030 Notes include certain events of default after which the 2030 Notes may be due and payable immediately.

Prior to September 15, 2030, we may redeem the 2030 Notes, in whole but not in part, in connection with certain tax-related events. We also may redeem the 2030 Notes on or after September 20, 2027 and prior to June 15, 2030, in whole or in part (subject to the partial redemption limitation described in the indenture related to the 2030 Notes), if the last reported sale price per ordinary share has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The 2030 Notes are exchangeable at an initial exchange rate of 6.5339 ordinary shares per $1,000 principal amount of 2030 Notes, which is equivalent to an initial exchange price of approximately $153.05 per ordinary share. Upon exchange of the 2030 Notes, we will pay cash up to the aggregate principal amount of the 2030 Notes to be exchanged and pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at our election, in respect of the remainder, if any, of our exchange obligation in excess of the aggregate principal amount of the 2030 Notes being exchanged. The exchange rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain make-whole fundamental changes (as defined in the indenture related to the 2030 Notes) that occur prior to the maturity date or upon our issuance of a notice of redemption, we will, in certain circumstances, increase the exchange rate for a holder who elects to exchange its 2030 Notes in connection with that make-whole fundamental change or exchange its 2030 Notes called (or deemed called) for redemption during the related redemption period. Prior to June 15, 2030, the 2030 Notes will be exchangeable only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

As of December 31, 2025, the "if converted value" of the 2030 Notes exceeded the principal amount by $110.7 million. As of December 31, 2024, the "if converted value" did not exceed the principal amount of the 2030 Notes.



The total liability is reflected net of issuance costs of $19.2 million which will be amortized over the term of the 2030 Notes. We have determined the expected life of the 2030 Notes to be equal to the original six-year term. The effective interest rate of the 2030 Notes is 3.47%.

2026 Notes

In 2020, we completed a private placement of $1.0 billion principal amount of the 2026 Notes. We used a portion of the net proceeds from this offering to repurchase for cash $332.9 million aggregate principal amount of the 1.875% exchangeable senior notes due 2021, through privately-negotiated transactions concurrently with the offering of the 2026 Notes. Interest on the 2026 Notes is payable semi-annually in cash in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, at a rate of 2.00% per year. In certain circumstances, we may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the 2026 Notes. The 2026 Notes mature on June 15, 2026, unless earlier exchanged, repurchased or redeemed.

The holders of the 2026 Notes have the ability to require us to repurchase all or a portion of their 2026 Notes for cash in the event we undergo certain fundamental changes, such as specified change of control transactions, our liquidation or dissolution or the delisting of our ordinary shares from any of The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market or The Nasdaq Capital Market (or any of their respective successors). Additionally, the terms and covenants in the indenture related to the 2026 Notes include certain events of default after which the 2026 Notes may be due and payable immediately. Prior to June 15, 2026, we may redeem the 2026 Notes, in whole but not in part, subject to compliance with certain conditions, if we have, or on the next interest payment date would, become obligated to pay to the holder of any 2026 Notes additional amounts as a result of certain tax-related events. We also may redeem the 2026 Notes prior to March 15, 2026, in whole or in part, if the last reported sale price per ordinary share has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide the notice of redemption.

The 2026 Notes are exchangeable at an initial exchange rate of 6.4182 ordinary shares per $1,000 principal amount of 2026 Notes, which is equivalent to an initial exchange price of approximately $155.81 per ordinary share. On July 22, 2024, we irrevocably elected to fix the settlement method for exchanges of the 2026 Notes to a combination of cash and ordinary shares of Jazz Pharmaceuticals plc with a specified cash amount per $1,000 principal amount of 2026 Notes exchanged equal to or in excess of $1,000. As a result, for any 2026 Notes exchanged subsequent to such notice, an exchanging holder will receive (i) up to $1,000 in cash per $1,000 principal amount of 2026 Notes exchanged and (ii) cash, ordinary shares, or any combination thereof, at our election, in respect of the remainder, if any, of its exchange obligation in excess of $1,000 per $1,000 principal amount of 2026 Notes exchanged. The exchange rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain make-whole fundamental changes occurring prior to the maturity date of the 2026 Notes or upon our issuance of a notice of redemption, we will in certain circumstances increase the exchange rate for holders of the 2026 Notes who elect to exchange their 2026 Notes in connection with that make-whole fundamental change or during the related redemption period. Prior to March 15, 2026, the 2026 Notes will be exchangeable only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

As of December 31, 2025, the "if converted value" of the 2026 Notes exceeded the principal amount by $91.1 million. As of December 31, 2024, the "if converted value" did not exceed the principal amount of the 2026 Notes.

The total liability is reflected net of issuance costs of $15.3 million which will be amortized over the term of the 2026 Notes. We have determined the expected life of the 2026 Notes to be equal to the original six-year term. The effective interest rate of the 2026 Notes is 2.26%.

2024 Notes

In 2017, we completed a private placement of $575.0 million principal amount of 2024 Notes. We used the net proceeds from this offering to repay $500.0 million in outstanding loans under the Initial Revolving Credit Facility and to pay related fees and expenses. We used the remainder of the net proceeds for general corporate purposes. Interest on the 2024 Notes was payable semi-annually in cash in arrears on February 15 and August 15 of each year, beginning on February 15, 2018, at a rate of 1.50% per year. The 2024 Notes were exchangeable at an initial exchange rate of 4.5659 ordinary shares per $1,000 principal amount of 2024 Notes, which was equivalent to an initial exchange price of approximately $219.02 per ordinary share.

On August 15, 2024, the maturity date for the 2024 Notes, we repaid the $575.0 million aggregate principal amount, plus accrued and unpaid interest thereon.



The Exchangeable Senior Notes were issued by Jazz Investments I Limited, or the Issuer, a 100%-owned finance subsidiary of Jazz Pharmaceuticals plc. The Exchangeable Senior Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior unsecured basis by Jazz Pharmaceuticals plc. No subsidiary of Jazz Pharmaceuticals plc guaranteed the Exchangeable Senior Notes. Subject to certain local law restrictions on payment of dividends, among other things, and potential negative tax consequences, we are not aware of any significant restrictions on the ability of Jazz Pharmaceuticals plc to obtain funds from the Issuer or Jazz Pharmaceuticals plc's other subsidiaries by dividend or loan, or any legal or economic restrictions on the ability of the Issuer or Jazz Pharmaceuticals plc's other subsidiaries to transfer funds to Jazz Pharmaceuticals plc in the form of cash dividends, loans or advances. There is no assurance that in the future such restrictions will not be adopted.

For the year ended December 31, 2025, we recognized $57.0 million, in interest expense, net, of which $51.3 million related to the contractual coupon rate and $5.7 million related to the amortization of the debt issuance costs on the Exchangeable Senior Notes. For the year ended December 31, 2024, we recognized $40.0 million in interest expense, net, of which $35.3 million related to the contractual coupon rate and $4.7 million related to the amortization of the debt issuance costs on the 2024 Notes and the Exchangeable Senior Notes. For the year ended December 31, 2023, we recognized $32.8 million in interest expense, net, of which $28.6 million related to the contractual coupon rate and $4.2 million related to the amortization of the debt issuance costs on the 2024 Notes and the 2026 Notes.

Scheduled maturities with respect to our long-term debt principal balances outstanding were as follows (in thousands):

Year Ending December 31,	Scheduled Long-Term Debt Maturities
2026	$ 1,031,000
2027	31,000
2028	1,848,500
2029	1,500,000
2030	1,000,000
Total	$ 5,410,500

12. Leases

We have noncancelable leases for our buildings and growing facilities and we are obligated to make payments under noncancelable operating leases for automobiles used by our sales force.

The components of the lease expense for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

Lease Cost	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 23,922	$ 22,209	$ 19,394
Short-term lease cost	7,485	7,441	6,290
Variable lease cost	242	789	81
Sublease income	(1,047)	(472)	(22)
Finance Lease Cost			
Amortization of leased asset	490	413	481
Interest on lease liabilities	370	442	377
Net lease cost	$ 31,462	$ 30,822	$ 26,601

Supplemental balance sheet information related to operating and finance leases was as follows (in thousands):

Leases	Classification	December 31, 2025	December 31, 2024
Assets			
Operating lease assets	Operating lease assets	$ 58,880	$ 53,582
Finance lease assets	Property, plant and equipment	2,804	3,917
Total lease assets		$ 61,684	$ 57,499
Liabilities			
Current			
Operating lease liabilities	Accrued liabilities	$ 14,278	$ 14,331
Finance lease liabilities	Accrued liabilities	439	448
Non-current			
Operating lease liabilities	Operating lease liabilities, less current portion	50,892	38,938
Finance lease liabilities	Other non-current liabilities	3,440	4,561
Total lease liabilities		$ 69,049	$ 58,278

Lease Term and Discount Rate	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)		
Operating leases	4.0	4.3
Finance leases	9.5	10.4
Weighted-average discount rate		
Operating leases	6.9%	6.6%
Finance leases	8.1%	7.6%

Supplemental cash flow information related to operating and finance leases was as follows (in thousands):

	Year Ended December 31, 2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 20,733	$ 33,632	$ 20,646
Operating cash outflows from finance leases	868	830	835
Financing cash outflows from finance leases	370	442	377
Non-cash operating activities:			
Operating lease assets obtained in exchange for new operating lease liabilities	$ 24,386	$ 25,819	$ 9,953
De-recognition of operating lease asset on lease assignment / termination	2,342	19,877	4,169
De-recognition of operating lease liability on lease assignment / termination	2,300	21,297	4,457
De-recognition of finance lease asset on lease assignment / termination	903	—	—
De-recognition of finance lease liability on lease assignment / termination	1,023	—	—

Jazz Pharmaceuticals.

Maturities of operating and finance lease liabilities were as follows (in thousands):

Year Ending December 31,	Operating Leases	Finance Leases
2026	$ 18,031	$ 765
2027	15,851	681
2028	13,375	512
2029	8,684	512
2030	6,604	512
Thereafter	16,678	2,647
Total lease payments	79,223	5,629
Less imputed interest	(14,053)	(1,750)
Present value of lease liabilities	$ 65,170	$ 3,879

13. Commitments and Contingencies

Indemnification

In the normal course of business, we enter into agreements that contain a variety of representations and warranties and provide for general indemnification, including indemnification associated with product liability or infringement of intellectual property rights. Our exposure under these agreements is unknown because it involves future claims that may be made but have not yet been made against us. To date, we have not paid any claims or been required to defend any action related to these indemnification obligations.

We have agreed to indemnify our executive officers, directors and certain other employees for losses and costs incurred in connection with certain events or occurrences, including advancing money to cover certain costs, subject to certain limitations. The maximum potential amount of future payments we could be required to make under the indemnification obligations is unlimited; however, we maintain insurance policies that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of coverage, the willingness of the insurer to assume coverage, and subject to certain retention, loss limits and other policy provisions, we believe the fair value of these indemnification obligations is not significant. Accordingly, we did not recognize any liabilities relating to these obligations as of December 31, 2025 and December 31, 2024. No assurances can be given that the covering insurers will not attempt to dispute the validity, applicability, or amount of coverage without expensive litigation against these insurers, in which case we may incur substantial liabilities as a result of these indemnification obligations.

Other Commitments

As of December 31, 2025, we had $69.5 million of noncancelable purchase commitments due within one year, primarily related to agreements with third party manufacturers.

Legal Proceedings

We are involved in legal proceedings, including the following matters:

Xyrem Antitrust Litigation

From June 2020 to May 2022, the Xyrem Antitrust Litigation was filed on behalf of purported direct and indirect Xyrem purchasers, alleging that the patent litigation settlement agreements we entered with generic drug manufacturers who had filed ANDAs violate state and federal antitrust and consumer protection laws. The Xyrem Antitrust Litigation was consolidated for multi-district litigation in the U.S. District Court for the Northern District of California, as previously disclosed in the notes to our consolidated financial statements for the year ended December 31, 2024 included in our Annual Report on Form 10-K for the year ended December 31, 2024, and the notes to our unaudited condensed consolidated financial statements for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, respectively. As of October 2025, we resolved the entirety of the Xyrem Antitrust Litigation, as described further below.

On April 7, 2025, Jazz Ireland, our wholly-owned subsidiary, entered into a class settlement agreement with the class of indirect Xyrem purchasers to settle all claims of participating class members against the Company with respect to our actions leading up to, and entering into, patent litigation settlement agreements with the ANDA filers.

Pursuant to the class settlement agreement, which was entered into with counsel representing the class representatives, we agreed to pay a total of $145.0 million in a lump sum. The class settlement agreement, in which we deny all alleged



wrongdoing, also includes specified releases by our class members and our past, present and future affiliates, directors, officers, employees and other related parties, for all conduct concerning any of the matters alleged, or that could have been alleged, in the lawsuit.

The U.S. District Court for the Northern District of California held a preliminary approval hearing regarding the class settlement agreement on May 15, 2025, and granted the motion for preliminary approval on May 16, 2025. The U.S. District Court for the Northern District of California held a final approval hearing regarding the class settlement on October 23, 2025 and approved the class settlement agreement on October 27, 2025.

On May 20, 2025, Jazz Ireland entered into a settlement agreement with United Healthcare to settle all of United Healthcare's claims against us with respect to our actions leading up to, and entering into, patent litigation settlement agreements with the ANDA filers. Pursuant to that settlement agreement, on June 23, 2025, United Healthcare filed a motion for voluntary dismissal with prejudice of its claims against us. The U.S. District Court for the Northern District of California granted United Healthcare's motion on July 16, 2025. The terms of the settlement between Jazz Ireland and United Healthcare are confidential.

On August 29, 2025, Jazz Ireland entered into a settlement agreement with the Federal Opt-Out Plaintiffs and Aetna to settle all of the Federal Opt-Out Plaintiffs' and Aetna's claims against us with respect to our actions leading up to, and entering into, patent litigation settlement agreements with the ANDA filers. Pursuant to the settlement agreement, on September 29, 2025, Aetna filed a Request for Dismissal with prejudice of its claims against us. On September 30, 2025, the U.S. District Court for the Northern District of California dismissed Aetna's claims. On September 30, 2025, the Federal Opt-Out Plaintiffs filed a motion for voluntary dismissal with prejudice of their claims against us. The U.S. District Court for the Northern District of California granted the Federal Opt-Out Plaintiffs' motion on September 30, 2025. On October 7, 2025, we, Hikma, and Aetna filed a stipulation for voluntary dismissal of Aetna's pending appeal to the United States Court of Appeals for the Ninth Circuit. On October 10, 2025, the United States Court of Appeals for the Ninth Circuit dismissed Aetna's appeal. The terms of the settlement agreement between Jazz Ireland and the Federal Opt-Out Plaintiffs and Aetna are confidential.

During the year ended December 31, 2025, we recognized expenses of $233.5 million, within selling, general and administrative expenses in our consolidated statements of income (loss) for charges related to the resolution of the Xyrem Antitrust Litigation, including the class settlement.

Patent Infringement Litigation

Avadel Litigation

As previously disclosed in the notes to our consolidated financial statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K for the year ended December 31, 2024, and the notes to our unaudited condensed consolidated financial statements for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, respectively, we were a party to certain legal proceedings against Avadel, which as of February 2026, is a subsidiary of Alkermes. From May 2021 to July 2022, we filed a number of patent infringement suits against Avadel, and several of its corporate affiliates in the United States District Court for the District of Delaware, alleging that Avadel's Lumryz infringes a number of our patents. In response, Avadel filed a series of counterclaims, including counterclaims asserting that we engaged in unlawful monopolization in violation of the Sherman Antitrust Act, and in April 2022, Avadel sued us in the U.S. District Court for the District of Delaware alleging that we misappropriated trade secrets and breached certain contracts between the parties. Additionally, from December 2024 through April 2025, Avadel filed a series of patent infringement suits against us in the U.S. District Court for the District of Delaware, alleging that our sales of Xywav infringe on certain newly-issued Avadel patents.

On October 21, 2025, we entered into a global settlement agreement with Avadel CNS Pharmaceuticals LLC and Flamel Ireland Limited, subsidiaries of Avadel Pharmaceuticals plc (collectively, "Avadel") to settle all claims relating to all disputes between the parties, including the Company's previously disclosed ongoing patent infringement litigation against Avadel in the U.S. District Court for the District of Delaware and Avadel's counterclaims alleging anticompetitive conduct by us and other alleged conduct related to Avadel trade secrets and contracts between the parties, as well as Avadel's ongoing patent infringement litigation in the U.S. District Court for the District of Delaware against us. Pursuant to the settlement agreement, we agreed to (a) grant a license to Avadel, effective immediately to any past, present, or future patents that could be asserted by us against Avadel's Lumryz product for use in Narcolepsy Indications, and (b) grant a license to Avadel effective March 1, 2028 to any past, present, or future patents that could be asserted by us against Avadel's Lumryz products for use in Non-Narcolepsy Indications, including all present and future indications, strengths, conditions of use, dosages, doses, dosage forms, and presentations. Pursuant to the settlement agreement, Avadel has agreed to pay royalties to us of 3.85% (subject to a potential reduction to 3.75%) on net sales of its Lumryz product for Narcolepsy Indications commencing October 1, 2025, and beginning

March 1, 2028, to pay royalties to us of 10% (subject to a potential reduction to 9.5%) on net sales of its Lumryz product for Non-Narcolepsy Indications. Avadel has also agreed not to market, offer for sale, take orders for, distribute, promote, or provide patient support services with respect to Avadel Licensed Products for Non-Narcolepsy Indications before March 1, 2028, and to pay royalties to us of 80% of such unpermitted net sales of its Lumryz product for Non-Narcolepsy Indications from October 1, 2025 through February 29, 2028. Pursuant to the settlement agreement, Avadel grants us a covenant not to sue for infringement of any past, present or future patents that could be asserted against the Xywav or Xyrem products, including all present and future indications, strengths, conditions of use, dosages, doses, dosage forms, and presentations. We have not agreed to waive or otherwise consent to the "breaking" of the Orphan Drug Exclusivity for Xywav in IH as part of this settlement. Pursuant to the settlement agreement, we agreed to (a) pay a total of $90.0 million in a lump sum in settlement of Avadel's pending claims against us and (b) waive our right to receive certain royalties the U.S. District Court for the District of Delaware previously ordered Avadel to pay us on sales of Avadel's Lumryz product through September 30, 2025.

The settlement agreement obligated the parties to promptly file stipulations of dismissal with the U.S. District Court for the District of Delaware or otherwise abandon the pending legal proceedings, and as of October 27, 2025, the U.S. District Court for the District of Delaware dismissed all relevant matters with prejudice. The settlement agreement, in which we deny all alleged wrongdoing, also includes releases by us, on the one hand, and Avadel, on the other hand, and each of their past, present and future affiliates, directors, officers, employees and other related parties, for all conduct concerning any of the matters alleged, or that could have been alleged, in the lawsuit.

During the year ended December 31, 2025, we recorded an expense of $90.0 million, within selling, general and administrative expenses in our consolidated statements of income (loss), for charges related to the resolution of the Avadel Litigation.

Xywav Patent Litigation

In June 2021, we received notice from Lupin, that it has filed with FDA an ANDA, for a generic version of Xywav. The notice from Lupin included a paragraph IV certification with respect to ten of our patents listed in FDA's Orange Book for Xywav on the date of our receipt of the notice. The asserted patents relate generally to the composition and method of use of Xywav, and methods of treatment when Xywav is administered concomitantly with certain other medications.

In July 2021, we filed a patent infringement suit against Lupin in the U.S. District Court for the District of New Jersey. The complaint alleges that by filing its ANDA, Lupin has infringed ten of our Orange Book listed patents. We are seeking a permanent injunction to prevent Lupin from introducing a generic version of Xywav that would infringe our patents. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Lupin's ANDA. In June 2021, FDA recognized seven years of Orphan Drug Exclusivity for Xywav through July 21, 2027. On October 4, 2021, Lupin filed an answer to the complaint and counterclaims asserting that the patents are invalid or not enforceable, and that its product, if approved, will not infringe our patents.

In April 2022, we received notice from Lupin that it had filed a paragraph IV certification regarding a newly-issued patent listed in the Orange Book for Xywav. On May 11, 2022, we filed an additional lawsuit against Lupin in the U.S. District Court for the District of New Jersey alleging that by filing its ANDA, Lupin infringed the newly-issued patent related to a method of treatment when Xywav is administered concomitantly with certain other medications. The suit seeks a permanent injunction to prevent Lupin from introducing a generic version of Xywav that would infringe our patent. On June 22, 2022, the U.S. District Court for the District of New Jersey consolidated the two lawsuits we filed against Lupin.

In November 2022, we received notice from Lupin that it had filed a paragraph IV certification regarding a newly-issued patent listed in the Orange Book for Xywav. On January 19, 2023, we filed an additional lawsuit against Lupin in the U.S. District Court for the District of New Jersey alleging that by filing its ANDA, Lupin infringed the newly-issued patent referenced in its November 2022 paragraph IV certification, as well as another patent that issued in January 2023. The suit seeks a permanent injunction to prevent Lupin from introducing a generic version of Xywav that would infringe the two patents in suit. On February 15, 2023, the U.S. District Court for the District of New Jersey consolidated the new lawsuit with the two suits we previously filed against Lupin. No trial date has been set in the consolidated case against Lupin.

In February 2023, we received notice from Teva that it had filed with FDA an ANDA for a generic version of Xywav. The notice from Teva included a paragraph IV certification with respect to thirteen of our patents listed in FDA's Orange Book for Xywav on the date of the receipt of the notice. The asserted patents relate generally to the composition and method of use of Xywav, and methods of treatment when Xywav is administered concomitantly with certain other medications.

In March 2023, we filed a patent infringement suit against Teva in the U.S. District Court for the District of New Jersey. The complaint alleges that by filing its ANDA, Teva has infringed thirteen of our Orange Book listed patents. We are seeking a permanent injunction to prevent Teva from introducing a generic version of Xywav that would infringe our patents. As a result



of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Teva's ANDA. On May 23, 2023, Teva filed an answer to the complaint and counterclaims asserting that the patents are invalid or not enforceable, and that its product, if approved, will not infringe our patents.

On December 15, 2023, based on a stipulation between all parties, the U.S. District Court for the District of New Jersey consolidated the Lupin lawsuits and the Teva lawsuit for all purposes. No trial date has been set in the consolidated case.

In July 2024, we received notices from Lupin and Teva that they had each filed a paragraph IV certification regarding a newly-issued patent listed in the Orange Book for Xywav. On August 27, 2024, we filed an additional lawsuit in the U.S. District Court for the District of New Jersey against each of Lupin and Teva, alleging that, by filing its ANDA, each party infringed the newly-issued patent related to a method of treatment using Xywav. The suits seek orders that the effective date of FDA approval of each defendant's application shall be a date no earlier than the expiration of the newly-issued patent.

In July 2025, we received notice from Granules that it has filed with FDA an ANDA for a generic version of Xywav. The notice from Granules included a paragraph IV certification with respect to fourteen of our patents listed in FDA's Orange Book for Xywav on the date of the receipt of the notice. The asserted patents relate generally to the composition and method of use of Xywav, and methods of treatment when Xywav is administered concomitantly with certain other medications.

In August 2025, we filed a patent infringement suit against Granules in the U.S. District Court for the District of New Jersey. The complaint alleges that by filing its ANDA, Granules has infringed fourteen of our Orange Book-listed patents. We are seeking a permanent injunction to prevent Granules from introducing a generic version of Xywav that would infringe our patents. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Granules' ANDA.

Zepzelca Patent Litigation

In July and August 2024, we received notices from the Zepzelca ANDA Filers that they have each filed with FDA an ANDA for a generic version of Zepzelca. As of the date of this filing, we are not aware of other ANDA filers. The notices from the Zepzelca ANDA Filers each included a paragraph IV certification with respect to a patent listed in the Orange Book for Zepzelca on the date of the receipt of the notice. The listed patent relates to the drug substance, drug product and approved use of Zepzelca. We are the exclusive licensee to this Zepzelca patent pursuant to an agreement with PharmaMar. A paragraph IV certification is a certification by a generic applicant that alleges that the patent covering the branded product is invalid, unenforceable, and/or will not be infringed by the manufacture, use or sale of the generic product.

On September 11, 2024, we and PharmaMar filed a patent infringement suit against the Zepzelca ANDA Filers in the U.S. District Court for the District of New Jersey. The complaint alleges that by filing their ANDAs, the Zepzelca ANDA Filers have infringed the Orange Book listed patent for Zepzelca, and seeks an order that the effective date of FDA approval of the ANDAs shall be a date no earlier than the expiration of the asserted patent.

In December 2024, we received the Zepzelca ANDA Filers' answers to the complaint. The answers include defenses and counterclaims asserting that the Zepzelca ANDA Filers' products, if launched, would not infringe our patents and that our patents are invalid. No trial date has been set in this matter.

On March 26, 2025, we and Sandoz stipulated to the dismissal of our lawsuit against Sandoz without prejudice.

On September 12, 2024, we and PharmaMar filed a patent infringement suit against RK Pharma, in the U.S. District Court for the District of Delaware. The complaint alleges that by filing its ANDA, RK Pharma has infringed the Orange Book listed patent for Zepzelca, and seeks an order that the effective date of FDA approval of RK Pharma's ANDA shall be no earlier than the expiration of the asserted patent. On November 13, 2024, we voluntarily dismissed this action against RK Pharma in the U.S. District Court for the District of Delaware. RK Pharma remains a defendant in the litigation referenced above in the U.S. District Court for the District of New Jersey.

In July 2025, we received notice from InvaGen that it had filed a paragraph IV certification regarding a newly-issued patent listed in the Orange Book for Zepzelca. On September 4, 2025, we filed an additional lawsuit in the U.S. District Court for the District of New Jersey against each of the Zepzelca ANDA Filers, alleging that, by filing its ANDA, each party infringed the newly-issued patent related to a method of treatment using Zepzelca. The suit seeks orders that the effective date of FDA approval for each defendant's application shall be no earlier than the expiration of the newly-issued patent.

Defitelio Patent Litigation

In March 2025, we received a notice from Almaject that it had filed with FDA an ANDA for a generic version of Defitelio. The notice from Almaject included a paragraph IV certification respect to certain of our patents listed in FDA's Orange Book for Defitelio on the date of the notice. The listed patents relate generally to the Defitelio drug product and its



approved use. On April 16, 2025, we filed a patent infringement lawsuit against Almaject in the U.S. District Court for the District of New Jersey. The complaint alleges that by filing its ANDA, Almaject has infringed certain of our Orange Book listed patents, and seeks an order that the effective date of FDA approval for the Almaject ANDA shall be on a date no earlier than the expiration of the last to expire of the asserted patents. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA on Almaject's ANDA.

Tris Pharma Patent Litigation

In January 2026, we received notices from Tris Pharma that it had filed with FDA a Section 505(b)(2) NDA with Xyrem and Xywav as reference listed drugs. The first notice included a paragraph IV certification with respect to seven patents listed in FDA's Orange Book for Xyrem, and the second notice included a paragraph IV certification with respect to fifteen patents listed in FDA's Orange Book for Xywav on the date of our receipt of the notice. Seven of the listed patents relate generally to methods of treatment when Xywav or Xyrem is administered concomitantly with certain other medications, and the remaining eight relate generally to the composition and method of use of Xywav.

On February 20, 2026, we filed two patent infringement suits against Tris Pharma in the U.S. District Court for the District of New Jersey. The complaints allege that by filing its Section 505(b)(2) NDA, Tris Pharma infringed certain of our patents listed in FDA's Orange Book for Xyrem and certain of our patents listed in FDA's Orange Book for Xywav, respectively. Each lawsuit seeks an order that the effective date of FDA approval of Tris Pharma's Section 505(b)(2) NDA shall be a date no earlier than the expiration of the last to expire of the asserted patents. As a result of this lawsuit, we expect that a stay of approval of up to 30 months will be imposed by FDA of Tris Pharma's Section 505(b)(2) NDA.

FDA Litigation

On June 22, 2023, we filed a complaint in the U.S. District Court for the District of Columbia seeking a declaration that FDA's approval on May 1, 2023, of the NDA for Alkermes' Lumryz (acquired through its acquisition of Avadel) was unlawful. In the complaint, we alleged that FDA acted outside its authority under the Orphan Drug Act, when, despite ODE protecting our low-sodium oxybate product Xywav, FDA approved the Lumryz NDA and granted Lumryz ODE based on FDA's finding that Lumryz makes a major contribution to patient care and is therefore clinically superior to Xywav and Xyrem. We further alleged that, in doing so, FDA failed to follow its own regulations, failed to follow established agency policy without providing a reasoned explanation for the departure, reversed prior decisions by its own staff and experts without a reasoned explanation, and disregarded the relevant scientific literature and data. The complaint, filed pursuant to the Administrative Procedure Act, asked the U.S. District Court for the District of Columbia to vacate and set aside FDA's approval of the Lumryz NDA and sought a declaration that FDA's approval of the Lumryz NDA was arbitrary, capricious, an abuse of discretion and otherwise not in accordance with law and that approval of the Lumryz NDA was in excess of FDA's statutory authority and was made without observance of procedure required by law.

On September 15, 2023, we filed a motion for summary judgment. On October 20, 2023, Avadel and FDA filed cross motions for summary judgment. Oral argument on these motions was held on May 10, 2024 and on October 30, 2024, the U.S. District Court for the District of Columbia issued an order denying our motion for summary judgment and granting Avadel's and FDA's cross-motions for summary judgment. We appealed the matter to the U.S. Court of Appeals for the District of Columbia Circuit. We filed our opening appeal brief on January 31, 2025 and the D.C. Circuit held oral argument on the appeal on May 5, 2025. On June 27, 2025, the D.C. Circuit affirmed the U.S. District Court for the District of Columbia's ruling.

Qui Tam Matters

In July 2022, we received a subpoena from the USAO for the District of Massachusetts requesting documents related to Xyrem and U.S. Patent No. 8,772,306 ("Method of Administration of Gamma Hydroxybutyrate with Monocarboxylate Transporters"), product labeling changes for Xyrem, communications with FDA and the USPTO, pricing of Xyrem, and other related documents. On July 18, 2024, the U.S. District Court for the District of Massachusetts unsealed a qui tam whistleblower lawsuit underlying the USAO's subpoena, captioned 1:21-cv-10891-PBS and originally filed under seal on May 27, 2021. The public docket in this matter indicates that on May 24 and June 7, 2024, respectively, the U.S. and a number of states named in the whistleblower complaint declined to intervene in this matter. As such, private whistleblower litigation will proceed in the U.S. District Court for the District of Massachusetts. The U.S. District Court for the District of Massachusetts set a deadline of September 1, 2024, for the plaintiff to file an amended complaint, and December 2, 2024, for us to file a motion to dismiss the amended complaint. The plaintiff filed the amended complaint on September 1, 2024. We filed our motion to dismiss on December 2, 2024. The U.S. District Court for the District of Massachusetts held oral argument on the motion to dismiss on April 2, 2025. On September 23, 2025, the U.S. District Court for the District of Massachusetts granted our motion and dismissed the plaintiff's federal claims with prejudice and state-law claims without prejudice.



On January 23, 2026, the U.S. District Court for the Southern District of New York unsealed a lawsuit filed by a qui tam whistleblower against us under the New York state False Claims Act, captioned 1:25-cv-08797-PKC. The docket reflects that the New York Attorney General declined to participate in the litigation. This lawsuit repeats almost verbatim allegations asserted by this same whistleblower against us in a case that was dismissed on September 23, 2025, by the U.S. District Court for the District of Massachusetts, 1:21-cv-10891-PBS. We will continue to vigorously defend against these claims.

Chimerix Acquisition Litigation

On March 21, 2025, Chimerix filed a Recommendation Statement with the SEC in relation to the proposed acquisition of Chimerix by us. Also on March 21, 2025, we disseminated a Tender Offer Statement to Chimerix shareholders in relation to the proposed transaction.

Following the filing and dissemination of the Tender Offer Documents, we, our wholly-owned subsidiary Pinetree Acquisition Sub, Inc., Chimerix, the Chimerix Board of Directors, Centerview Partners LLC, were named as defendants in the Rosenthal Lawsuit in the Supreme Court of the State of New York, County of Chemung. In addition to the Rosenthal Lawsuit, the Chimerix Shareholder Litigation was filed in the Supreme Court of the State of New York, County of New York. Collectively, in the Chimerix Transaction Litigation, the plaintiffs alleged that the Tender Offer Documents omitted material information and contained misrepresentations, in violation of various New York and North Carolina laws. The plaintiffs in the Chimerix Transaction Litigation sought various remedies, including injunctive relief to prevent the consummation of the Chimerix Acquisition unless certain allegedly material information was disclosed, or in the alternative, rescission or damages.

On April 7, 2025, Chimerix filed an amended Recommendation Statement and we filed an amended Tender Offer Document, each containing supplemental disclosures related to the Chimerix Acquisition. Pursuant to a memorandum of understanding between the parties, the Rosenthal Lawsuit was dismissed on April 7, 2025. The remaining lawsuits in the Chimerix Transaction Litigation were dismissed on June 26, 2025.

From time to time, we are involved in legal proceedings arising in the ordinary course of business. We believe there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on our results of operations or financial condition.

14. Shareholders' Equity

Share Repurchase Program

In July 2024, our board of directors authorized the New Repurchase Program to repurchase ordinary shares having an aggregate purchase price of $500.0 million, exclusive of any brokerage commissions. Under the New Repurchase Program, which has no expiration date, we may repurchase ordinary shares from time to time by any methods and/or structures permitted by applicable law. The timing and amount of repurchases will depend on a variety of factors, including the price of our ordinary shares, alternative investment opportunities, restrictions under the Amended Credit Agreement and the indenture for our Secured Notes, corporate and regulatory requirements and market conditions. The New Repurchase Program may be modified, suspended or discontinued at any time without our prior notice. The New Repurchase Program replaces and supersedes the Old Repurchase Program, a share repurchase program to repurchase ordinary shares having an aggregate purchase price of $1.5 billion, exclusive of any brokerage commissions. During the year ended December 31, 2025, we spent a total of $125.0 million to repurchase 1.1 million of our ordinary shares, all under the New Repurchase Program, at a purchase price, including commissions, of $109.52 per share. In 2024, we spent a total of $150.0 million to repurchase 1.4 million of our ordinary shares, all under the New Repurchase Program, at a purchase price, including commissions, of $109.32 per share and $161.4 million to repurchase 1.5 million of our ordinary shares, all under the Old Repurchase Program, at a purchase price, including commissions, of $110.75 per share. The repurchases made under the New Share Repurchase Program in 2024 were effected in privately negotiated transactions with or through one of the initial purchasers of the 2030 Notes concurrently with the pricing of the offering of the 2030 Notes. All ordinary shares repurchased were canceled. As of December 31, 2025, the remaining amount authorized for repurchases under the New Repurchase Program was $225.0 million, exclusive of any brokerage commissions.

Authorized But Unissued Ordinary Shares

We had reserved the following shares of authorized but unissued ordinary shares (in thousands):

	December 31,	
	2025	2024
2011 Equity Incentive Plan	20,610	22,056
2007 Employee Stock Purchase Plan	3,485	3,701
GW Incentive Plans	1,170	1,408
Amended and Restated 2007 Non-Employee Directors Stock Award Plan	631	677
Total	25,896	27,842

Dividends

In 2025 and 2024, we did not declare or pay cash dividends on our common equity. Under Irish law, dividends may only be paid, and share repurchases and redemptions must generally be funded only out of, "distributable reserves." In addition, the terms of the Amended Credit Agreement restrict our ability to make certain restricted payments, including dividends and other distributions by us in respect of our ordinary shares, subject to, among other exceptions, (1) a general exception for dividends and other restricted payments not to exceed in the aggregate the greater of $350 million and 3.5% of consolidated total assets (as defined in the Amended Credit Agreement) when made, and (2) an exception that allows for dividends and other restricted payments equal to an amount tied to our financial performance, so long as no default or event of default shall have occurred and is continuing under the Amended Credit Agreement and the total net leverage ratio (as defined in the Amended Credit Agreement) on a pro forma basis does not exceed 5:1, and (3) an exception that allows for additional dividends and other restricted payments, so long as no default or event of default shall have occurred and is continuing under the Amended Credit Agreement and the total net total leverage ratio (as defined in the Amended Credit Agreement) on a pro forma basis is not greater than 4:1. Any future determination as to the payment of dividends will, subject to Irish legal requirements, be at the sole discretion of our board of directors and will depend on our consolidated financial condition, results of operations, capital requirements, compliance with the terms of the Amended Credit Agreement or other future borrowing arrangements, and other factors our board of directors deems relevant.

15. Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and all changes in shareholders' equity during a period, except for those changes resulting from investments by shareholders or distributions to shareholders.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of December 31, 2025 and 2024 were as follows (in thousands):

	Net Unrealized Gain (Loss) From Hedging Activities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Loss
Balance at December 31, 2024	$ 740	$ (948,407)	$ (947,667)
Other comprehensive income before reclassifications	208	380,172	380,380
Amounts reclassified from accumulated other comprehensive loss	(1,311)	—	(1,311)
Other comprehensive income (loss), net	(1,103)	380,172	379,069
Balance at December 31, 2025	$ (363)	$ (568,235)	$ (568,598)

In 2025, other comprehensive income (loss) primarily reflects foreign currency translation adjustments due to the strengthening of the sterling against the U.S. dollar.

16. Net Income (Loss) per Ordinary Share

Basic net income (loss) per ordinary share is based on the weighted-average number of ordinary shares outstanding. Diluted net income (loss) per ordinary share is based on the weighted-average number of ordinary shares outstanding and potentially dilutive ordinary shares outstanding.



Basic and diluted net income (loss) per ordinary share were computed as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss)	$ (356,148)	$ 560,120	$ 414,832
Effect of interest on assumed conversions of the 2026 Notes and the 2024 Notes, net of tax	—	10,762	24,876
Net income (loss) for dilutive net income (loss) per ordinary share	$ (356,148)	$ 570,882	$ 439,708
Denominator:			
Weighted-average ordinary shares used in per share calculations - basic	60,981	61,838	63,291
Dilutive effect of the 2026 Notes and the 2024 Notes	—	3,540	8,016
Dilutive effect of employee equity incentive and purchase plans	—	629	759
Weighted-average ordinary shares used in per share calculations - diluted	60,981	66,007	72,066
Net income (loss) per ordinary share:			
Basic	$ (5.84)	$ 9.06	$ 6.55
Diluted	$ (5.84)	$ 8.65	$ 6.10

Potentially dilutive ordinary shares from our employee equity incentive and purchase plans are determined by applying the treasury stock method to the assumed vesting of outstanding RSUs and PRSUs, the assumed exercise of share options and the assumed issuance of ordinary shares under our ESPP.

In August 2023, we irrevocably elected to fix the settlement method for exchanges of the 2024 Notes to a combination of cash and ordinary shares of the Company with a specified cash amount per $1,000 principal amount of the 2024 Notes of $1,000. As a result, the assumed issuance of ordinary shares upon exchange of the 2024 Notes has only been included in the calculation of diluted net income per ordinary share in 2023 up to the date the irrevocable election was made. In August 2024 we repaid the aggregate principal amount in cash.

In July 2024, we irrevocably elected to fix the settlement method for exchanges of the 2026 Notes to a combination of cash and ordinary shares of the Company with a specified cash amount per $1,000 principal amount of 2026 Notes exchanged equal to or in excess of $1,000. As a result, the assumed issuance of ordinary shares upon exchange of the 2026 Notes has only been included in the calculation of diluted net income per ordinary share in 2024, up to the date the irrevocable election was made. As a result of the election, an exchanging holder will receive (i) up to $1,000 in cash per $1,000 principal amount of 2026 Notes exchanged and (ii) cash, ordinary shares, or any combination thereof, at our election, in respect of the remainder, if any, of its exchange obligation in excess of $1,000 per $1,000 principal amount of 2026 Notes exchanged. The average price of our ordinary shares in 2025 and 2024 did not exceed the conversion price of the 2026 Notes.

For the 2030 Notes, we are required to settle the principal amount in cash and have the option to settle the conversion feature for the amount above the conversion price, or the conversion spread, in cash, ordinary shares or a combination of cash and ordinary shares. The conversion spread will have a dilutive impact on diluted net income per ordinary share when the average market price of our ordinary shares for a given period exceeds the conversion price of the 2030 Notes. For the year ended December 31, 2025, the 2030 Notes have been excluded from the computation of diluted net loss per ordinary share, as the effect was anti-dilutive. The average price of our ordinary shares in 2024 did not exceed the conversion price of the 2030 Notes.

The following table represents the weighted-average ordinary shares that were excluded from the computation of diluted net income (loss) per ordinary share for the years presented because including them would have an anti-dilutive effect (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Employee equity incentive and purchase plans	4,369	4,074	2,973
2030 Notes	3	—	—



17. Segment and Other Information

Our operating segment is reported in a manner consistent with the internal reporting provided to the CODM. Our CODM has been identified as our President and Chief Executive Officer. We have determined that we operate in one business segment, which is the identification, development and commercialization of meaningful pharmaceutical products that address unmet medical needs. The CODM assesses segment performance and decides how to allocate resources for the segment based on net income (loss) and a measure of segment assets which are on the consolidated statements of income (loss) and consolidated balance sheet.

The following table presents total long-lived assets by location (in thousands):

	December 31,	
	2025	2024
Ireland	$ 95,947	$ 85,703
United Kingdom	81,801	77,741
United States	45,611	33,724
Italy	26,976	21,931
Other	8,402	7,896
Total long-lived assets (1)	$ 258,737	$ 226,995

_____

(1) Long-lived assets consist of property, plant and equipment and operating lease assets.

18. Revenues

The following table presents a summary of total revenues (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Xywav	$ 1,656,986	$ 1,473,202	$ 1,272,977
Xyrem	146,034	233,816	569,730
Epidiolex/Epidyolex	1,059,197	972,423	845,468
Sativex[1]	16,277	18,877	19,668
Total Neuroscience	2,878,494	2,698,318	2,707,843
Rylaze/Enrylaze	402,920	410,846	394,226
Zepzelca	307,309	320,318	289,533
Defitelio/defibrotide	199,392	216,565	184,000
Vyxeos	146,709	162,595	147,495
Modeyso	48,043	—	—
Ziihera	24,810	1,051	—
Total Oncology	1,129,183	1,111,375	1,015,254
Other	14,172	11,471	13,846
Product sales, net	4,021,849	3,821,164	3,736,943
High-sodium oxybate AG royalty revenue	211,725	217,575	75,918
Other royalty and contract revenues	34,012	30,211	21,343
Total revenues	$ 4,267,586	$ 4,068,950	$ 3,834,204

_____

(1) Divestiture of Sativex was completed in October 2025.



The following table presents a summary of total revenues attributed to geographic sources (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 3,831,598	$ 3,660,109	$ 3,489,977
Europe	341,122	312,706	269,243
All other	94,866	96,135	74,984
Total revenues	$ 4,267,586	$ 4,068,950	$ 3,834,204

The following table presents a summary of the percentage of total revenues from customers that represented more than 10% of our total revenues:

	Year Ended December 31,		
	2025	2024	2023
ESSDS	42%	42%	48%
ASD	11 %	9 %	7 %
McKesson	10%	12%	11%

Financing and payment

Our payment terms vary by the type and location of our customer, but payment is generally required in a term ranging from 30 to 65 days.

19. Share-Based Compensation

GW Incentive Plans

On May 5, 2021, we acquired the entire issued share capital of GW. In connection with the GW Acquisition, we assumed the GW Incentive Plans. The terms of the GW Incentive Plans provide for the grant of stock options, stock appreciation rights, RSUs, other stock awards, and performance awards that may be settled in cash, shares, or other property. Ordinary shares granted to employees in exchange for American Depositary Shares of GW, in connection with the GW Acquisition, vested ratably over a service period of two years, while all post-acquisition grants vest ratably over service periods of four years and expire no more than 10 years after the date of grant. As of December 31, 2025, a total of 1,864,475 of our ordinary shares had been authorized for issuance under the GW Incentive Plans.

2011 Plan

In connection with the Azur Merger, Jazz Pharmaceuticals, Inc.'s board of directors adopted the 2011 Plan in October 2011, and its stockholders approved the 2011 Plan at the special meeting of the stockholders held in December 2011. The 2011 Plan became effective immediately before the consummation of the Azur Merger and was assumed and adopted by us upon the consummation of the Azur Merger. The terms of the 2011 Plan provide for the grant of stock options, stock appreciation rights, RSUs, other stock awards, and performance awards that may be settled in cash, shares, or other property. All outstanding grants under the 2011 Plan were granted to employees and vest ratably over service periods of four years and expire no more than 10 years after the date of grant. As of December 31, 2025, a total of 34,836,988 of our ordinary shares had been authorized for issuance under the 2011 Plan.

ESPP

In 2007, Jazz Pharmaceuticals, Inc.'s employees became eligible to participate in the ESPP. The ESPP was amended and restated by Jazz Pharmaceuticals, Inc.'s board of directors in October 2011 and approved by its stockholders in December 2011. The amended and restated ESPP became effective immediately prior to the effective time of the Azur Merger and was assumed by us upon the consummation of the Azur Merger. The amended and restated ESPP allows our eligible employee participants (including employees of any parent or subsidiary company if our board of directors designates such company as eligible to participate) to purchase our ordinary shares at a discount of 15% through payroll deductions. The ESPP consists of a fixed offering period of 24 months with four purchase periods within each offering period. The number of shares available for issuance under our ESPP during any six-month purchase period is 175,000 shares. As of December 31, 2025, a total of 7,029,250 of our ordinary shares had been authorized for issuance under the ESPP.



2007 Directors Award Plan

The 2007 Directors Award Plan, which was initially adopted by the Jazz Pharmaceuticals, Inc. board of directors and approved by the Jazz Pharmaceuticals, Inc. stockholders in connection with its initial public offering, was continued and assumed by us upon the consummation of the Azur Merger. Until October 2011, the 2007 Directors Award Plan provided for the automatic grant of stock options to purchase shares of Jazz Pharmaceuticals, Inc.'s common stock to its non-employee directors initially at the time any individual first became a non-employee director, which vest over three years, and then annually over their period of service on its board of directors, which vest over one year. On October 24, 2011, Jazz Pharmaceuticals, Inc.'s board of directors amended the 2007 Directors Award Plan to eliminate all future initial and annual automatic grants so that future automatic grants would not be made that would be subject to the excise tax imposed by the Internal Revenue Code in connection with the Azur Merger. Accordingly, all future stock option grants under the 2007 Directors Award Plan will be at the discretion of our board of directors. Since the Azur Merger, all of the new grants under the 2007 Directors Award Plan were granted to non-employee directors and vest ratably over service periods of one to three years and expire no more than 10 years after the date of grant. In August 2016, our shareholders approved our proposal to expand the types of stock awards that may be granted to our non-employee directors under the 2007 Directors Award Plan and eliminate the final automatic share reserve increase under the 2007 Directors Award Plan that was scheduled to occur on January 1, 2017. In July 2020, our shareholders approved our proposal to increase the number of ordinary shares authorized for issuance under the 2007 Directors Award Plan by 500,000 shares. As of December 31, 2025, a total of 1,403,938 of our ordinary shares had been authorized for issuance under the 2007 Directors Award Plan.

Share-Based Compensation

Share-based compensation expense related to RSUs, PRSUs, share options and grants under our ESPP was as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Selling, general and administrative	$ 186,622	$ 158,570	$ 146,942
Research and development	86,480	74,673	64,847
Cost of product sales	18,031	14,802	15,052
Total share-based compensation expense, pre-tax	291,133	248,045	226,841
Income tax benefit from share-based compensation expense	(51,810)	(40,552)	(40,015)
Total share-based compensation expense, net of tax	$ 239,323	$ 207,493	$ 186,826

We recognized income tax benefits related to share option exercises of $5.0 million, $0.3 million and $1.9 million in 2025, 2024 and 2023, respectively.

RSUs

In 2025, 2024 and 2023, we granted RSUs covering an equal number of our ordinary shares to employees with a weighted-average grant date fair value of $139.80, $118.41 and $144.65, respectively. The fair value of RSUs is determined on the date of grant based on the market price of our ordinary shares as of that date. The fair value of RSUs is recognized as an expense ratably over the vesting period of four years. In 2025, 2024 and 2023, 1,464,000, 1,341,000 and 1,094,000 RSUs were released, respectively, with 964,000, 892,000 and 735,000 ordinary shares issued, respectively, and 500,000, 449,000 and 359,000 ordinary shares withheld for tax purposes, respectively. The total fair value of shares vested was $199.0 million, $156.0 million and $155.5 million during 2025, 2024 and 2023, respectively.

As of December 31, 2025, total compensation cost not yet recognized related to unvested RSUs was $328.1 million, which is expected to be recognized over a weighted-average period of 2.3 years.

The following table summarizes information as of December 31, 2025 and activity during 2025 related to our RSUs:

	Number of RSUs (In thousands)	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2025	4,033	$ 133.60		
RSUs granted	2,261	139.80		
RSUs released	(1,464)	140.28		
RSUs forfeited	(424)	132.38		
Outstanding at December 31, 2025	4,406	$ 134.68	1.3	$ 749,044

PRSUs

The Compensation & Management Development Committee of our board of directors and, in the case of our President and Chief Executive Officer, the independent members of our board of directors, approved awards of PRSUs to certain of our employees, subject to vesting on the achievement of certain commercial and pipeline performance criteria to be assessed over a performance period from the date of the grant to December 31, 2025, December 31, 2026 and December 31, 2027, respectively. The number of shares that vest is determined based on the Company's achievement with respect to the performance criteria. For PRSUs granted prior to 2024, the amount of shares that vest will be subject to adjustment based on the application of a relative TSR modifier. For PRSUs granted in 2025 and 2024, relative TSR represents one of the performance metrics. In both cases, the number of shares that may be earned ranges between 0% and 200% of the target number of PRSUs granted.

The following table summarizes information as of December 31, 2025 and activity during 2025 related to our PRSUs:

	Number of PRSUs (In thousands)	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2025	781	$ 150.82		
PRSUs granted	334	168.75		
PRSUs released	(154)	171.37		
PRSUs forfeited	(172)	161.31		
Outstanding at December 31, 2025	789	$ 152.16	1.5	$ 134,181

As of December 31, 2025, total compensation cost not yet recognized related to unvested PRSUs was $42.1 million, which is expected to be recognized over a weighted-average period of 1.5 years.

As the PRSUs granted in each year are subject to a market condition, the grant date fair value for such PRSUs was based on a Monte Carlo simulation model. In 2025, 2024 and 2023, we granted PRSUs to employees with a weighted-average grant date fair value of $168.75, $131.04 and $156.91, respectively. The Company evaluated the performance targets in the context of its current long-range financial plan and its product candidate development pipeline and recognized compensation expense based on the probable number of awards that will ultimately vest. In 2025 and 2024, 154,000 and 124,000 PRSUs were released, respectively, with 99,000 and 80,000 ordinary shares issued, respectively, and 55,000 and 44,000 ordinary shares withheld for tax purposes, respectively. The total fair value of shares vested was $18.8 million and $14.8 million during 2025 and 2024, respectively.

Share Options

There were no share options granted in 2025, 2024 and 2023.

The following table summarizes information as of December 31, 2025 and activity during 2025 related to our share option plans:

	Shares Subject to Outstanding Options (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2025	2,158	$ 139.79		
Options exercised	(658)	134.51		
Options expired	(340)	167.80		
Outstanding at December 31, 2025	1,160	$ 134.57	3.0	$ 41,403
Vested and exercisable at December 31, 2025	1,160	$ 134.57	3.0	$ 41,403

Aggregate intrinsic value shown in the table above is equal to the difference between the exercise price of the underlying share options and the fair value of our ordinary shares for share options that were in the money. The aggregate intrinsic value changes based on the fair market value of our ordinary shares. The aggregate intrinsic value of share options exercised was $21.7 million, $0.2 million and $6.3 million during 2025, 2024 and 2023, respectively. We issued new ordinary shares upon exercise of share options.

As of December 31, 2025, total compensation cost not yet recognized related to grants under the ESPP was $3.8 million, which is expected to be recognized over a weighted-average period of 0.9 years.

Nominal Strike Price Options

During the second quarter of 2021, we issued nominal strike price options to replace certain unvested GW awards, in connection with the GW Acquisition, with a weighted-average grant date fair value of $170.82. The fair value of nominal strike price options was determined on the date of the grant based on the market price of our ordinary shares as of that date.

The following table summarizes information as of December 31, 2025 and activity during 2025 related to our nominal strike price options:

	Shares Subject to Outstanding Options (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2025	19	$ 0.02		
Options exercised	(10)	0.02		
Outstanding at December 31, 2025	9	$ 0.02	4.8	$ 1,496
Vested and exercisable at December 31, 2025	9	$ 0.02	4.8	$ 1,496

The aggregate intrinsic value of nominal strike price options exercised was $1.5 million, $0.9 million and $3.9 million during 2025, 2024 and 2023, respectively. We issued new ordinary shares upon exercise of nominal strike price options.

20. Employee Benefit Plans

We maintain a qualified 401(k) savings plan, in which all U.S. based employees are eligible to participate, provided they meet the requirements of the plan. We match certain employee contributions under the 401(k) savings plan and for the years ended December 31, 2025, 2024 and 2023 we recorded expense of $17.9 million, $16.4 million and $13.4 million, respectively, related to this plan.

We also operate a number of defined contribution retirement plans for certain non-U.S. based employees. Expenses related to contributions to such plans for the years ended December 31, 2025, 2024 and 2023 were $17.1 million, $15.2 million and $14.0 million, respectively.

21. Income Taxes

The components of income (loss) before income tax benefit and equity in loss of investees were as follows (in thousands):



| | Year Ended December 31, | | |
	2025	2024	2023
Ireland	$ 164,697	$ 497,860	$ 449,214
United States	(872,206)	29,594	(6,056)
United Kingdom	(251,890)	(411,356)	(643,096)
Other	331,540	354,253	497,867
Total	$ (627,859)	$ 470,351	$ 297,929

The following table sets forth the details of income tax expense (benefit) (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Current			
Ireland	$ 71,627	$ 97,680	$ 77,343
United States	44,093	22,065	20,803
United Kingdom	9,108	207	7,726
Other	47,700	(3,054)	34,433
Total current tax expense	172,528	116,898	140,305
Deferred, exclusive of other components below			
Ireland	(9,820)	(20,022)	(10,919)
United States	(296,555)	(63,162)	(89,246)
United Kingdom	(122,939)	(114,600)	(150,506)
Other	(13,582)	(11,481)	(8,990)
Total deferred, exclusive of other components	(442,896)	(209,265)	(259,661)
Deferred, change in tax rates			
United States	(2,075)	955	(824)
United Kingdom	—	—	268
Other	—	(17)	—
Total deferred, change in tax rates	(2,075)	938	(556)
Total deferred tax benefit	(444,971)	(208,327)	(260,217)
Total income tax expense (benefit)			
Ireland	61,807	77,658	66,424
United States	(254,537)	(40,142)	(69,267)
United Kingdom	(113,831)	(114,393)	(142,512)
Other	34,118	(14,552)	25,443
Total income tax expense (benefit)	$ (272,443)	$ (91,429)	$ (119,912)

Our income tax benefit was $272.4 million, $91.4 million and $119.9 million in 2025, 2024 and 2023, respectively. Our income tax benefit in 2025 arose primarily due to the reversal of a valuation allowance against certain U.S. federal and state deferred tax assets acquired through the Chimerix Acquisition. Apart from the reversal of the valuation allowance, the income tax benefits relate to tax arising on income or losses in Ireland, the U.K., the U.S. and certain other foreign jurisdictions, offset by deductions on subsidiary equity, patent box benefits, foreign derived intangible income benefits and originating tax credits. Our income tax benefit in 2024 decreased compared to 2023 primarily due to the change in income mix across jurisdictions, partially offset by patent box benefits.

Jazz Pharmaceuticals.

Beginning with the 2025 annual reporting, we adopted ASU 2023-09 prospectively. See Note 2 - Summary of Significant Accounting Policies - Adoption of New Accounting Standards for additional details on the adoption of ASU 2023-09. The reconciliation between the income tax benefit at the Irish statutory trading income tax rate of 12.5 percent, the jurisdiction of tax domicile of Jazz Pharmaceuticals, applied to the loss before income tax benefit and equity in loss of investees and our reported income tax benefit pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 was as follows (in thousands, except percentages):

	Year Ended December 31,	
	2025	
Income tax at the statutory tax rate	$ (78,482)	12.5 %
Domestic tax effects		
Effects of cross-border tax laws[1]	29,812	(4.7)
Non-taxable/non-deductible items		
Non-deductible financing costs	7,070	(1.1)
Other	963	(0.2)
Foreign tax effects		
United States		
Statutory income tax rate differential	(74,137)	11.8
Non-deductible acquired in-process research and development expense	187,346	(29.8)
Change in valuation allowance	(199,907)	31.8
Research and orphan drug tax credits	(35,329)	5.6
Foreign Derived Intangible Income benefit	(28,623)	4.6
Non-deductible compensation	8,856	(1.4)
Non-deductible contingent consideration payments	7,641	(1.2)
State and local income tax, net of federal benefit	(5,477)	0.9
Tax deficiencies/(excess tax benefits) from share-based compensation	5,050	(0.8)
Other	525	(0.1)
United Kingdom		
Statutory income tax rate differential	(30,766)	4.9
Patent box incentive benefit	(60,993)	9.7
Non-deductible financing costs	7,222	(1.2)
Other	2,107	(0.3)
Italy		
Statutory income tax rate differential	7,603	(1.2)
Other	2,006	(0.3)
Malta		
Statutory income tax rate differential	64,010	(10.2)
Deduction on subsidiary equity	(90,788)	14.5
Other	827	(0.1)
Other foreign jurisdictions	7,460	(1.2)
Worldwide changes in unrecognized tax benefits	(6,439)	0.9
Total income tax benefit	$ (272,443)	43.4 %

---

(1) Related to Pillar two top-up taxes imposed by Ireland in respect of income in Malta



The reconciliation between income tax benefit at the Irish statutory trading income tax rate of 12.5 percent, the jurisdiction of tax domicile of Jazz Pharmaceuticals, applied to the income before income tax benefit and equity in loss of investees and our reported income tax benefit for the years ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Income tax expense at the statutory income tax rate	$ 58,794	$ 37,241
Change in valuation allowance	201,996	75,081
Deduction on subsidiary equity	(180,460)	(153,655)
Change in estimates[1]	(106,007)	(5,472)
Patent box incentive benefit[2]	(65,413)	(13,862)
Research and other tax credits	(65,255)	(49,900)
Foreign derived intangible income benefit	(39,470)	(42,400)
Foreign income tax rate differential	38,346	(7,763)
Non-deductible financing costs	22,437	15,705
Tax deficiencies/(excess tax benefits) from share-based compensation	18,074	3,959
Non-deductible compensation	10,889	14,092
Change in unrecognized tax benefits	9,767	(12,612)
Change in tax rate	938	(605)
Non-deductible facility expense	22	16,618
Other	3,913	3,661
Reported income tax benefit	$ (91,429)	$ (119,912)

(1) The 2024 change in estimates includes a benefit of $103.3 million that is fully offset by a related change in valuation allowance, resulting in a net nil impact to our income tax benefit.
(2) The 2024 patent box incentive benefit includes a non-recurring benefit of $40.9 million related to a claim for benefits in Italy in respect of tax years 2020 to 2023.

The following table sets forth the details of income taxes paid, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 (in thousands):

	Year Ended December 31,
	2025
Ireland	$ 82,363
Foreign	
United States - federal	11,763
Other	27,682
Total foreign	39,445
Total cash paid for income taxes, net of refunds	$ 121,808

Significant components of our net deferred tax assets (liabilities) were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Capitalized research and development	$ 398,547	$ 295,779
Deduction on subsidiary equity carryforwards	395,115	393,960
Operating loss carryforwards	394,614	307,413
Intangible assets	264,002	243,391
Tax credit carryforwards	190,819	127,483
Accrued liabilities	130,948	115,290
Share-based compensation	47,878	47,486
Indirect effects of unrecognized tax benefits	31,625	35,000
Other	16,175	15,714
Total deferred tax assets	1,869,723	1,581,516
Valuation allowance	(529,674)	(509,190)
Deferred tax assets, net of valuation allowance	1,340,049	1,072,326
Deferred tax liabilities:		
Intangible assets	(1,041,150)	(1,130,485)
Inventories	(13,532)	(47,802)
Other	(10,707)	(10,530)
Total deferred tax liabilities	(1,065,389)	(1,188,817)
Net deferred tax assets (liabilities)	$ 274,660	$ (116,491)

The net change in valuation allowance was an increase of $20.5 million, $196.9 million, and $77.6 million in 2025, 2024 and 2023, respectively.

The following table summarizes the presentation of deferred tax assets and liabilities (in thousands):

	December 31,	
	2025	2024
Deferred tax assets	$ 869,130	$ 560,245
Deferred tax liabilities	(594,470)	(676,736)
Net deferred tax assets (liabilities)	$ 274,660	$ (116,491)

As of December 31, 2025, we had net operating loss ("NOL") and tax credit carryforwards for U.S. federal income tax purposes of $432.3 million and $75.6 million, respectively, available to reduce future income subject to income taxes. The U.S. federal NOL carryforwards will expire, if not utilized, in the tax years 2026 to 2036 and the U.S. federal tax credits will expire, if not utilized, in the tax years 2027 to 2045. In addition, we had $30.3 million of NOL carryforwards and $0.7 million of tax credit carryforwards as of December 31, 2025 available to reduce future taxable income for U.S. state income tax purposes. The U.S. state NOL carryforwards will expire, if not utilized, in the tax years 2026 to 2044. As of December 31, 2025, there were NOL and other carryforwards for income tax purposes of $1,128.9 million, $980.2 million and $448.4 million available to reduce future income subject to income taxes in Malta, the U.K. and Ireland respectively. The NOLs and other carryforwards generated in Malta, the U.K. and Ireland have no expiration date. We also had foreign tax credit carryforwards in Ireland, as of December 31, 2025, of $113.4 million, which may only be utilized against certain sources of income. The foreign tax credit carryforwards have no expiration date.

Utilization of certain of our NOL and tax credit carryforwards in the U.S. is subject to an annual limitation due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code and similar state provisions. Such an annual limitation may result in the expiration of certain NOLs and tax credits before future utilization.

Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required by tax-paying component. Our valuation allowance was $529.7 million and $509.2 million as of December 31, 2025 and 2024, respectively, for certain Irish, U.S. (federal and state) and foreign deferred tax assets which we maintain until sufficient positive evidence exists to support reversal. As part of the overall change in valuation allowance, we recognized a net income tax benefit of $204.9 million in 2025 and a net income tax expense of $202.0 million and $76.2 million in 2024 and 2023, respectively. The FDA approval of



Modeyso and its commercial launch in August 2025 provided sufficient positive evidence to support a change in judgment regarding the realizability of the deferred tax assets acquired through the Chimerix Acquisition. We concluded it is more-likely-than-not that the assets will be realized through related future income. Accordingly, the valuation allowance recorded at the acquisition date was released during the third quarter and we recognized a deferred tax asset of $212.5 million on the balance sheet, with a corresponding U.S federal and state income tax benefit in the income statement. The changes in valuation allowance in 2024 and 2023 related primarily to the creation of a valuation allowance against certain deferred tax assets primarily associated with carryforwards in foreign subsidiaries and foreign tax credit carryforwards in Ireland. We periodically evaluate the likelihood of the realization of deferred tax assets and will adjust such amounts in light of changing facts and circumstances including, but not limited to, future projections of taxable income, tax legislation, rulings by relevant taxing authorities, the progress of tax examinations and the regulatory approval of products currently under development. Realization of the deferred tax assets is dependent on future taxable income. The Company believes that it is more likely than not to generate sufficient taxable income to realize the deferred tax assets carried as of December 31, 2025 for which no valuation allowance has been recognized.

No provision has been made for income tax on undistributed earnings of the Company's foreign subsidiaries where such earnings are considered indefinitely reinvested in the foreign operations. In the event of the distribution of those earnings in the form of dividends, a sale of the subsidiaries, or certain other transactions, we may be liable for income taxes, subject to an adjustment, if any, for foreign tax credits. The Company estimates that it would incur additional income taxes of up to $56 million on repatriation of these unremitted earnings to Ireland.

We only recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, we have recorded an unrecognized tax benefit for certain tax positions which we judge may not be sustained upon examination.

A reconciliation of our unrecognized tax benefits follows (in thousands):

| | December 31, | | |
	2025	2024	2023
Balance at the beginning of the year	$ 125,978	$ 122,694	$ 143,976
Increases related to current year tax positions	24,536	32,559	15,004
Increases related to prior year tax positions	1,199	—	224
Decreases related to prior year tax positions	(648)	(150)	(12,702)
Acquisition-related increases	18,663	—	—
Decreases related to settlements with taxing authorities	—	(2,605)	—
Lapse of the applicable statute of limitations	(26,706)	(26,520)	(23,808)
Balance at the end of the year	$ 143,022	$ 125,978	$ 122,694

The unrecognized tax benefits were included in income taxes payable, other non-current liabilities and deferred tax assets, net, in our consolidated balance sheets. Interest related to income taxes is recorded in income tax benefit in our consolidated statements of income (loss). As of December 31, 2025 and 2024, our accrued interest related to income taxes was $5.8 million and $8.6 million, respectively. Interest related to income taxes recognized in the consolidated statements of income (loss) were not significant. Included in the balance of unrecognized tax benefits were potential benefits of $101.2 million and $86.8 million at December 31, 2025 and 2024, respectively, that, if recognized, would affect the effective tax rate on income.

We file income tax returns in multiple tax jurisdictions, the most significant of which are Ireland, the U.K. and the U.S. (both at the federal level and in various state jurisdictions). For Ireland we are no longer subject to income tax examinations by taxing authorities for the years prior to 2021. For the U.K. we are no longer subject to income tax examinations by taxing authorities for the years prior to 2016. The U.S. jurisdictions generally have statute of limitations three to four years from the later of the return due date or the date when the return was filed. However, in the U.S. (at the federal level and in most states), carryforwards that were generated in 2020 and earlier may still be adjusted upon examination by the taxing authorities. Certain of our Italian subsidiaries are currently under examination by the Italian taxing authorities for the years ended December 31, 2019, 2023, 2024 and 2025.

The Government of Ireland, the jurisdiction in which Jazz Pharmaceuticals plc is incorporated, transposed the Global Minimum Tax Pillar Two rules into domestic legislation with effect from January 1, 2024. The legislation closely follows the EU Minimum Tax Directive and certain OECD Guidance released to date. The Company is within the scope of these rules. Under the legislation, we are liable to pay a top-up tax for the difference between the Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. The rules on how to calculate the Pillar Two effective tax rate are detailed and highly complex and specific adjustments envisaged in the Pillar Two legislation can give rise to different effective tax rates compared to those calculated for accounting purposes. We account for Pillar Two top-up taxes as a current tax when they are incurred. Our income tax benefit for 2025 includes a provision for Pillar Two top-up taxes of $32.2 million. We were not subject to the top-up tax in 2024. The proportion of our profit before tax which is subject to the top-up tax and our exposure to Pillar Two top-up taxes in future years will depend on factors such as future revenues, costs and foreign currency exchange rates. We will continue to monitor changes in law and guidance in relation to Pillar Two.

22. Subsequent Events

On January 26, 2026, we completed the sale of our rare pediatric disease PRV for total cash consideration of $200.0 million. We are entitled to 50% of the post-tax proceeds with the remainder due to the former stockholders of Oncoceutics, Inc., which was acquired by Chimerix in 2021. We received the PRV in connection with the approval of Modeyso by FDA for the treatment of adult and pediatric patients 1 year of age and older with diffuse midline glioma harboring an H3 K27M mutation in August 2025.

Schedule II

Valuation and Qualifying Accounts
(In thousands)

			Balance at beginning of period	Additions charged to costs and expenses	Other Additions	Deductions	Balance at end of period
For the year ended December 31, 2025							
Allowance for doubtful accounts	(1)	$	6,223	$ 538	$ —	$ (5,651)	$ 1,110
Allowance for sales discounts	(1)		14,043	5,178	—	(17,266)	1,955
Allowance for chargebacks	(1)		12,425	233,316	—	(231,512)	14,229
Deferred tax asset valuation allowance	(2)(3)		509,190	26,505	217,708	(223,729)	529,674
For the year ended December 31, 2024							
Allowance for doubtful accounts	(1)	$	242	$ 5,981	$ —	$ —	$ 6,223
Allowance for sales discounts	(1)		5,962	24,334	—	(16,253)	14,043
Allowance for chargebacks	(1)		14,932	212,389	—	(214,896)	12,425
Deferred tax asset valuation allowance	(2)(3)		312,340	205,894	—	(9,044)	509,190
For the year ended December 31, 2023							
Allowance for doubtful accounts	(1)	$	242	$ —	$ —	$ —	$ 242
Allowance for sales discounts	(1)		2,980	22,334	—	(19,352)	5,962
Allowance for chargebacks	(1)		14,621	185,886	—	(185,575)	14,932
Deferred tax asset valuation allowance	(2)(3)		234,732	76,670	1,368	(430)	312,340

_____

(1) Shown as a reduction of accounts receivable. Charges related to sales discounts and chargebacks are reflected as a reduction of revenue.

(2) Additions to the deferred tax asset valuation allowance charged to costs and expenses relate to movements on certain Irish, U.S. (federal and state) and other foreign deferred tax assets where we continue to maintain a valuation allowance until sufficient positive evidence exists to support reversal. Other additions in 2025 include recognition of a valuation allowance against deferred tax assets acquired through the Chimerix Acquisition, and currency translation adjustments.

(3) Deductions from the deferred tax asset valuation allowance in 2025 include the release of the valuation allowance recorded against the deferred tax assets acquired through the Chimerix Acquisition. Deductions from the deferred tax asset valuation allowance also include movements relating to utilization of NOLs and tax credit and other carryforwards, other releases of valuation allowances and other movements including adjustments following finalization of tax returns and currency translation adjustments.

Jazz Pharmaceuticals.

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Fifth Floor,
Waterloo Exchange,
Waterloo Road,
Dublin 4
+353.1.634.7800